SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2011
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
Enclosure: BT Group plc — Annual Report & Form 20-F 2011 as sent to shareholders

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
By:	/s/ Vivienne Haynes
	Name:	Vivienne Haynes
	Title:	Director, Corporate Governance

Date: May 27, 2011

2

BT Group plc ANNUAL REPORT & FORM 20-F 2011

BT

Bringing it all together

BT Group plc
ANNUAL REPORT & FORM 20-F
2011

official communications
services partner of the
Olympic and Paralympic Games

Welcome to BT Group plc’s
Annual Report & Form 20-F
2011
BT is one of the world’s leading communications
services companies, serving the needs of
customers in the UK and in more than
170 countries worldwide.

02 03 04 06	Financial summary Chairman’s message Our business Our strategy

09 10 14 19 23 36 39	Introduction from the Chief Executive Our business and strategy Our markets and customers Our resources Our lines of business Our corporate responsibility Our risks

45 46 50 52 54 56	Introduction from the Group Finance Director Financial performance Liquidity Funding and capital management Financial position and resources Alternative performance measures

60	Board of directors and Operating Committee
62	The Board
65	Report of the Audit & Risk Committee
67	Report of the Nominating & Governance Committee
68	Report of the Committee for Sustainable & Responsible Business
69	Report on directors’ remuneration
82	Directors’ information
83	Business policies
86	Shareholders and Annual General Meeting

88 89 91 151 152 155	Statement of directors’ responsibilities
Report of the independent auditors
– consolidated financial statements
Consolidated financial statements
Report of the independent auditors
– parent company financial statements
Financial statements of BT Group plc
Subsidiary undertakings and associate

157 158 160 161 162 174 177 180	Quarterly analysis of revenue and profit Selected financial data Financial statistics Operational statistics Information for shareholders Cross reference to Form 20-F Glossary of terms Index

OVERVIEW
FINANCIAL SUMMARY
Group results

	2011	2010	Change

Revenue
adjusted[a]	£20,076m	£20,911m	â4%
reported	£20,076m	£20,859m	â4%

EBITDA[b,c]
adjusted[a]	£5,886m	£5,639m	á4%
reported	£5,557m	£5,162m	á8%

Profit before taxation
adjusted[a]	£2,083m	£1,735m	á20%
reported	£1,717m	£1,007m	á71%

Earnings per share
adjusted[a]	21.0p	17.3p	á21%
reported	19.4p	13.3p	á46%

Proposed full year dividend
	7.4p	6.9p	á7%

Free cash flow[c,e]
adjusted[a]	£2,223m	£2,106m	á£117	m
reported	£2,011m	£1,933m	á£78	m

Net debt[c]
	£8,816m	£9,283m	â£467	m
How we performed in 2011

Outlook
	May 2010	Result

Revenue	c.£20bn	£20.1bn	✓

Operating cost[d] savings	c.£900m	£1.1bn	✓

Adjusted EBITDA[a,c]	in line with 2010[f]	£5.9bn	✓

Adjusted free cash flow[c,e]	c.£1.8bnf	£2.2bn	✓

Net debt[c]	<£9bn	£8.8bn	✓

Outlook
We expect
•	Underlying revenue[g] excluding transit to be in the range of down 2% to flat in 2012 and to grow by up to 2% in 2013

•	Adjusted EBITDA to grow in 2012 and to be above £6.0bn in 2013

•	Adjusted free cash flow to be above the 2011 level in both 2012 and 2013

[a]	Items presented as adjusted are stated before specific items. See page 56 for further details.

[b]	EBITDA: Earnings before interest, taxation, depreciation and amortisation.

[c]	Adjusted and reported EBITDA, adjusted and reported free cash flow and net debt are non-GAAP measures provided in addition to the disclosure requirements of IFRS. See page 56 for further details.

[d]	Operating costs before specific items, depreciation and amortisation. See page 48 for further details.

[e]	Before pension deficit payments.

[f]	Adjusted EBITDA and adjusted free cash flow outlook updated in November 2010 to be around £5.8bn and £2bn, respectively.

[g]	Underlying revenue excludes the impact of foreign exchange movements, acquisitions and disposals and specific items.

OVERVIEW
CHAIRMAN’S MESSAGE
Last year we set out our plans for returning BT to growth in 2013. This year has been one of progress against these plans, but it has not been without challenges. Financially, however, we have delivered or exceeded our promises, improving both profitability and cash generation.
Dividends
As we stated in 2010, the Board is committed to progressive dividends over the period to 2013, while balancing the need to invest in the business, reduce our debt and support the pension fund. Taking these considerations into account, the Board is proposing a final dividend of 5.0p, giving a total dividend for the year of 7.4p, up 7% over last year.
BT’s commitment to the UK
Broadband is a critical service for people and businesses in the UK. The Government aspires to seeing the UK become the best European country for broadband by 2015. BT is doing a great deal to make sure this aspiration becomes a reality. We start from a high base, with around 99% of UK premises already enjoying access to copper broadband, the best availability of all of the G8 countries. This year we extended our ADSL2+ copper broadband service, offering speeds of up to 20Mbps, to over 65% of UK premises.
We are also investing £2.5bn in our super-fast fibre-based broadband network. It already makes significantly enhanced speeds available to more than 4m premises, and we intend to extend this to two thirds of UK premises by the end of 2015. We aim to go further and bring fibre to homes and businesses in the ‘final third’ of the UK, provided that investment and regulatory conditions remain favourable and that we are able to use funds made available by Government to support roll-out to rural areas. We are delighted to have taken part in winning tenders which are seeing fibre extended throughout Northern Ireland and Cornwall.
BT’s networks are open to communications providers on wholesale terms. We continue to push for regulatory reform, so that, for example, we can purchase more TV and movie content at fair prices, just as pay TV providers can access our network at regulated prices.
Our investment represents just one aspect of our commitment to the UK economy, which we also support through employment and paying and collecting taxes of around £3bn per year.
BT’s global presence
Across the world BT is investing to deliver excellent service to customers. We will continue to focus our investment next year on the Asia Pacific region, where many of our largest customers are looking to expand.

Internationally, we want regulation to level the playing field so that we can compete efficiently for the benefit of customers. We work for open and fair wholesale access to fixed and mobile telecoms networks to drive competition. We have seen some progress. In the US, the Federal Communications Commission has launched an investigation on access. In the EU, measures have been adopted that will offer greater regulatory consistency for fibre networks and internet policy. I was pleased that the EU and US Government recently agreed a series of pro-competitive regulatory principles to advocate globally.
BT’s contribution to society
We strongly believe that to be a better business our corporate and social responsibilities must remain at the heart of what we do. So we have added ‘being a responsible and sustainable business leader’ to our strategic priorities.
Through our formal volunteering programme BT people have given a lot of time to community initiatives over the past year, with over 49,000 days volunteered. We are also participating in the UK’s Work Inspiration campaign, led by Business in the Community, to help bridge the gap between the classroom and employment.
We have a range of measures to limit BT’s energy use and emissions. To help our customers reduce their impact on the environment we have launched a building energy management product in Spain, a smart grid offer in North America and a smart metering partnership in the UK.

We maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index.
I am personally committed to our agenda and chair the Board Committee for Sustainable & Responsible Business.
The Board and governance
I was delighted to welcome two outstanding non-executive directors to the Board this year. Nick Rose, joined us from Diageo, where he was previously finance director. He brings a wealth of experience in international operations. Jasmine Whitbread, chief executive of Save the Children International, also joined us. She has extensive experience of public companies and charitable organisations and a deep understanding of the importance of corporate responsibility in building a sustainable global business model.
There have been significant changes in the UK corporate governance arena this year. In response we have extended the remit of the Audit Committee to reflect an increased focus on risk; extended the remit of the Nominating Committee to include governance and compliance issues; and established five regional governance committees to assist the business in managing governance and risk internationally.

We welcome the new UK Corporate Governance Code. At the 2011 AGM, as well as Nick Rose and Jasmine Whitbread who will retire automatically and be proposed for election, all the other directors, with the exception of Clay Brendish, will be seeking re-election. Clay will be retiring as a non-executive director at the end of August after nine years as a member of the Board. Clay has been a great asset and we have particularly valued his IT industry experience. I would like to thank him for his contribution over so many years.
My thanks go to all the Board and the executive management for all their efforts during the year.
Our future
I am convinced that the focus and determination of the Board, management and our people will enable us to deliver our plans to make BT a better business with a better future.
Sir Michael Rake
Chairman
11 May 2011

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 3

OVERVIEW
OUR BUSINESS
Our main activities
BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide. Our main activities are the provision of fixed telephony lines and calls, broadband, mobile and TV products and services as well as managed networked IT services.
In the UK we are a leading communications services provider, selling products and services to consumers, small and medium-sized enterprises and the public sector. We also sell wholesale products and services to communications providers in the UK and around the world. Globally, we supply managed networked IT services to multinational corporations, domestic businesses and national and local government organisations.
2011 external revenue and adjusted EBITDA by line of business
Where we operate
Sustainability
We aim to carry out our business in a responsible and sustainable way. Increasingly, our customers, shareholders, suppliers and our people expect this from BT. The innovative solutions we develop will benefit both society and our long-term development.
> More on page 36

OVERVIEW     OUR BUSINESS
Our business model
We believe that we have developed a sustainable business model capable of creating and delivering value for shareholders. We are confident that this model will allow BT to prosper in a changing world.
BT has four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal service units, BT Innovate & Design and BT Operate.

BT GROUP PLC
BT GLOBAL SERVICES	BT RETAIL	BT WHOLESALE	OPENREACH
BT Global Services is a managed networked IT services business, serving customers in more than 170 countries worldwide. > More on page 23	BT Retail provides communications products and services to the consumer market, and provides IT and communications services to small and medium-sized enterprises. > More on page 26	BT Wholesale provides products and services to over 1,000 communications providers in the UK. > More on page 30	Openreach is responsible for the ‘last mile’ of the UK access network and for the roll-out of super-fast broadband. > More on page 33

Multinational corporations Domestic businesses National and local government organisations	UK consumers UK SMEs Republic of Ireland businesses, government and communications providers	UK communications providers Mobile operators Internet service providers Broadcasters	UK communications providers

Account management Online	Call centres Online Account management BT Local Businesses	Account management Online	Account management Online

Networked IT services Ethernet Fixed calls and lines Audio & videoconferencing Wi-fi & mobility Professional services / Wholesale network capacity	Fixed lines and calls Broadband TV services Wi-fi & mobility IT services Audio & videoconferencing	Wholesale network capacity Wholesale broadband Private circuits Ethernet Managed network services Content distribution services	Wholesale fixed lines Local Loop Unbundling Ethernet Physical infrastructure access
BT INNOVATE & DESIGN AND BT OPERATE
BT Innovate & Design develops, designs and delivers the processes, networks and platforms on behalf of the customer-facing lines of business. > More on page 35		BT Operate manages BT’s IT and network infrastructure platforms. > More on page 35

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 5

OVERVIEW
OUR STRATEGY
Our aim

Our aim is to drive shareholder value by making BT a better business with a better future.

•	Driving broadband-based consumer services

•	Being the ‘Brand for Business’ for UK SMEs

•	BT Global Services – a global leader

•	The wholesaler of choice

•	The best network provider

•	A responsible and sustainable business leader

Our strategy starts with customer service. Our goal is to deliver excellent customer service as it is vital for our customers and reduces our costs when we get things ‘right first time’.

> More on page 10
Improved customer service and reduced cost of failure along with other efficiency measures drive lower costs across our business. > More on page 11	Cost transformation frees up financial and other resources to allow us to invest in our networks, systems, and products and services to drive growth. > More on page 11
Key performance indicators

We measure our overall progress by three key performance indicators:

Adjusted earnings per share	Reported free cash flow	Customer service improvement

This is a measure of the overall profitability of our business. >More on page 49	This is a measure of the cash generated by our business that is available to invest in the business, reduce net debt, support the pension fund and pay dividends. > More on page 50	This is a measure of the level of improvement in how we are serving our customers. > More on page 10

[a]	Adjusted earnings per share is stated before specific items. See page 57 for further details.

[b]	Reported free cash flow is a non-GAAP measure. See page 58 for further details.

[c]	Cumulative improvement from 1 April 2007.

OVERVIEW     OUR STRATEGY

Our strategic priorities

We will build a better future for BT through our six strategic priorities:

Driving broadband-based consumer services
The UK broadband market is one of the most dynamic and competitive in the world and we are confident we can continue to win in this market.
•	5.7m retail broadband customers, up 11%

•	144,000 BT Infinity customers

•	64% share of retail net DSL and LLU additions in the fourth quarter, highest for eight years

•	575,000 BT Vision customers
> More on page 11

The wholesaler of choice
We aim to be the wholesaler of choice in the UK and in the international wholesale telecoms services market.
•	Managed network services revenue up 8%

•	40% of external revenue under long-term contracts

•	Customers include the five main UK mobile operators and over 1,000 CP customers
> More on page 12

Being the ‘Brand for Business’ for UK SMEs
We are the leading provider of fixed-line communications services for SMEs in the UK and we aim to be the ‘Brand for Business’ for UK SMEs.
•	Improved trend in BT Business revenue

•	IT services revenue up 17%

•	Mobility revenue up 14%
> More on page 11

The best network provider
We are the UK’s largest provider of fixed telephony lines and aim to be the best network provider in the UK. We are also rolling out a super-fast broadband network.
•	7.6m external unbundled lines, up 15%

•	1,000 fibre Ethernet nodes, the largest Ethernet network in the UK

•	Roll-out of super-fast fibre-based broadband on track to pass 5m UK premises by spring 2011
> More on page 12

BT Global Services – a global leader
We are a global leader in managed networked IT services and we are working to build BT Global Services into a stronger business.
•	Operating cash flow positive a year ahead of plan

•	10% increase in order intake

•	Investing to grow in the Asia Pacific region
> More on page 12

A responsible and sustainable business leader
We believe that long-term profitable growth can be aided by supporting the communities in which we operate and through sustainable business practices.
•	Absolute carbon footprint down 53% since 1997

•	Money, time and in-kind contributions worth £27.6m invested

•	49,000 volunteer days
> More on page 13

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 7

BUSINESS REVIEW

09	INTRODUCTION FROM THE CHIEF EXECUTIVE

10	OUR BUSINESS AND STRATEGY

10	Who we are

10	What we do

10	Our aim

11	Our strategic priorities

13	How we measure our progress

14	OUR MARKETS AND CUSTOMERS

14	UK consumers

15	UK SMEs

15	Global networked IT services

16	Wholesale

16	Access

17	Regulation

19	OUR RESOURCES

19	Brand and reputation

19	People

21	Networks and platforms

21	Global research capability

22	Suppliers

22	Property portfolio

23	OUR LINES OF BUSINESS

23	BT Global Services

26	BT Retail

30	BT Wholesale

33	Openreach

35	BT Innovate & Design

35	BT Operate

36	OUR CORPORATE RESPONSIBILITY

36	Introduction

36	Building stronger communities

37	Reducing carbon emissions and our impact on the environment

38	Behaving responsibly

38	Our corporate responsibility risks

38	Further information

39	OUR RISKS

39	Our approach to managing risk

39	Principal risks and uncertainties

40	Our risks
Our lines of business
Our customer-facing lines of business are BT Global Services, BT Retail, BT Wholesale and Openreach. The financial performance of our customer-facing lines of business for 2011, 2010 and 2009 is discussed in this section. We measure the performance of the customer-facing lines of business on an ‘adjusted’ basis being revenue, EBITDA and operating profits; all stated not including specific items which are not allocated to customer-facing lines of business. Specific items are not allocated to the customer-facing lines of business as this reflects how financial performance is measured by management and reported to the Board and Operating Committee. For further discussion of specific items, see pages 56 to 57. A reconciliation of adjusted EBITDA to group operating profit by customer- facing lines of business, and for the group, is provided in Segment information, note 1 to the consolidated financial statements. The financial performance commentaries for each customer-facing line of business also discuss movements in operating cash flow. Operating cash flow is defined as adjusted EBITDA less direct and allocated capital expenditure, working capital movements and other non-cash items.

BUSINESS REVIEW
INTRODUCTION FROM THE CHIEF EXECUTIVE

A better business
BT has become a better business in the last year – by staying focused on improving customer service and transforming costs, and by investing in the areas that we believe will deliver future growth. However, we still have much more to do in all these areas.
Our annual report will give you a good summary of the progress we’re making – and I’d like to share my thoughts on how we’re doing in creating a better future for BT.
Financially, we now have a much stronger base. We’ve nearly trebled adjusted free cash flow in the last two years – to over £2.2bn. We intend to build on this in the year ahead as we pursue our goal of growing the business whilst continuing to grow our profits and cash flow.
Delivering excellent customer service, ‘right first time’, is important for our customers and is a critical factor in helping to transform costs. We’ve made improvements in many areas, though this was masked by problems when a huge upsurge in demand for our engineers – and very poor winter weather – meant we didn’t always deliver on our promises. While we are largely on top of things now, lessons have been learnt in making sure that we get better forecasts from our communications provider customers and by having a greater flexibility in our resourcing.
Improvements in our processes have helped drive efficiency with total operating costs reducing by over £1bn in the year. This has freed up financial and other resources which will allow us to invest in potential growth areas. While it’s early days, there are positive signs that these investments are starting to pay off.
For example, Openreach’s fibre broadband network roll-out is on track to pass 5m UK premises by spring 2011 – well on our way to 10m premises by 2012. Thousands of customers are taking up super-fast fibre-based broadband every week and really like the service. The overall growth in the broadband market has also been the driver of customers seeking to be connected to fixed lines, with the number of copper lines increasing for the first time for many years.
Our BT Retail business grew its share of the broadband market. Our retail market share excluding cable was 36% in the year. This is important as broadband is increasingly the means of accessing a range of services including TV, education and entertainment. After a tough 18 months, BT Business is back on track, signing up small and medium-sized businesses to IT and mobility services.
BT Global Services reached a significant milestone becoming operating cash flow positive a year ahead of schedule. Our investment in the Asia Pacific region – where we are extending our presence to better serve multinational corporations based in Asia and expanding into Asia – is going well. And our sales teams are signing important deals with new and existing customers – building on our position as a global leader in managed networked IT services.
Our BT Wholesale business is successfully moving from being a traditional UK wholesale provider to one that’s providing long-term managed network services and network outsourcing to the UK industry.
Communication is ever more at the centre of our customers’ lives and businesses. The more they rely on it, the more they expect from BT and we are happy to step up to that challenge. BT is delivering better service and much improved financial results allowing us to invest in the UK and across the globe. We still have much to do, but we are making progress in building a better business with a better future for all our stakeholders.
Thank you for your support.
Ian Livingston
Chief Executive
11 May 2011

£2.2bn	5m	36%
Adjusted free cash flow	UK premises passed by super-fast broadband by spring 2011	BT’s retail share of DSL and LLU broadband market

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 9

BUSINESS REVIEW
OUR BUSINESS AND STRATEGY

•	Who we are

•	What we do

•	Our aim

•	Our strategic priorities

•	How we measure our progress
No. 1
Provider of fixed telephony lines in the UK
3%
Improvement in customer service delivery measure
£1.1bn
Operating costa savings
£2.5bn
Potential investment in super-fast broadband network
Progress made against all our strategic priorities
This is the BT Annual Report for the year ended 31 March 2011. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. This Annual Report has been sent to shareholders who have elected to receive a copy. A separate summary financial statement & notice of meeting 2011 has been issued to shareholders who have elected to receive a shorter document. Both documents are available on the company’s website, www.bt.com.
In this Annual Report, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service units, or any of them as the context may require.
References to ‘a year’ are to the financial year ended 31 March of that year, e.g. ‘2011’ refers to the year ended 31 March 2011, except in relation to our super-fast fibre-based broadband roll-out plans, which are based on calendar years, not financial years. Unless otherwise stated, all non financial statistics are at 31 March 2011 except BT Infinity customer numbers which are at 6 May 2011.
Please see cautionary statement regarding forward-looking statements on page 162.
Denotes corporate responsibility activities. Being a responsible and sustainable business is integral to the way we work. Our non financial key performance indicators measure our progress. These also include direct costs to BT related to our environmental and social performance, in line with the principles of the connected reporting framework.
a Before specific items, depreciation and amortisation. See page 48 for details.
Who we are
BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide.
What we do
Our main activities are the provision of fixed telephony lines and calls, broadband, mobile and TV products and services as well as networked IT services.
In the UK we are a leading communications services provider. We sell products and services to consumers, small and medium-sized enterprises (SMEs) and the public sector. We also sell wholesale products and services to communications providers (CPs) in the UK and around the world. Globally, we supply managed networked IT services to multinational corporations, domestic businesses and national and local government organisations.
Our aim
Our aim is to drive shareholder value by making BT a better business with a better future. Last year we set out a three-year plan to achieve this aim. Our strategy focuses on three key areas – customer service delivery, cost transformation and investing for the future. These three areas are the building blocks for making BT a better business. The better we serve our customers, the less time and money we spend on fixing faults and by transforming our costs we create new opportunities for investment in our future. By investing in our strategic priorities we expect to deliver growth in 2013.
Customer service delivery
Our strategy starts with customer service and we continually work to improve the level of customer experience. In practice this means keeping our promises, being easy to contact and straightforward to deal with; it means keeping our customers informed and taking prompt action to put things right if they have cause to complain; above all it means trying to do things ‘right first time’.
‘Right first time’ is our key measure for customer service. It measures how often we get things right the first time for our customers: this is important as failure increases our costs. In 2011 we achieved a 3% improvement in this measure which compares with a 10.5% improvement in 2010. This shows that we made further progress this year but the scale was less than in previous years due to a number of issues, particularly a large increase in provision volumes requiring engineer visits. These were up over 25% in the year. In addition, the very poor winter weather both increased repair demand and reduced our ability to deploy engineers effectively. In order to meet these challenges we recruited additional engineers and have now brought repair work in hand to the equivalent of a day and a half’s work. Provision lead times improved to an average of 10 days at the end of March 2011. We will learn from what went wrong and will work more closely with our CP customers to ensure that together we provide better volume forecasts and we have a more flexible resource that can meet peaks of demand more effectively.
We did make progress in a number of other areas. Call handling times for consumer sales improved by 19 seconds due to the introduction of Agent.com, a new system that allows our sales agents to process orders faster and more effectively. With the roll-out of a desktop help system, broadband consumer customers can now solve many problems without the need to call our service centres. Within BT Retail, our ‘one contact resolution’ aims to deal with customer queries in one call. We saw the number of queries dealt with in one contact increase by 15% in BT Consumer and 9% in BT Business. Within BT Global Services’ ‘right first time’ programme, we reduced customer faults by 11%.
We believe the changes we have made, and will make in the next financial year, will deliver significantly improved service levels for our customers.

BUSINESS REVIEW     OUR BUSINESS AND STRATEGY

Cost transformation
Cost transformation goes hand in hand with getting it ‘right first time’ for customer service – we have continued with our drive to improve operational efficiency across the business, from using IT systems more effectively and driving savings from suppliers, to streamlining internal processes and ways of working.
In 2011 we made good progress with our cost transformation activities, which have contributed to our operating costs savings of £1.1bn, representing a 7% decline in our operating cost base. This represents a cumulative reduction in our cost base of almost £2bn over the last two years. All of our lines of business and internal service units have made a contribution to the delivery of these savings. See Financial review – Transforming our cost base on page 47 for further details.
Savings have been delivered from targeted cost reduction programmes which focus on:
•	eliminating the cost of failure across the group

•	an overhead value analysis programme, which provides a structured approach to reducing costs

•	process re-engineering, which reviews processes end-to-end across the group to remove unnecessary steps.
These actions have allowed us to operate more efficiently and consequently reduce our costs while at the same time reducing failure in our processes which assist customer service.
We have also continued to review procurement arrangements with our major suppliers on a group-wide basis and have improved supply terms and service delivery.
As a result of increased efficiency across our operations we have continued to reduce our net labour costs, which were down 7%. As far as possible, we try to retain our permanent workforce through redeployment, retraining and in-sourcing work which has been previously performed by third parties. Around 4,000 people have been re-skilled and redeployed into roles within BT in 2011.
Investing for the future
By being more efficient in customer service and transforming our cost base we can provide services to our customers on a more competitive basis and improve our cash generation. This is critical as it creates the opportunity for us to invest in our strategic priorities as well as reduce our overall level of net debt, support the pension fund and pay dividends to shareholders.
In 2010 we set out five strategic priorities which are underpinned by our views of the markets we operate in. By focusing investment around these strategic priorities we believe we will build a better future for all our stakeholders.
In 2011 we added a new strategic priority which reflects our work to embed sustainability and corporate responsibility at the core of our business.
Our strategic priorities
Driving broadband-based consumer services
Competition in the UK consumer market is intense and customers’ demands are evolving. Around 99% of UK premises now have access to broadband and customers are increasingly buying their line and calls service together with broadband and TV. We already provide a comprehensive broadband service offering many features and offer attractively priced bundles of services.
During 2011 we made the following progress:
•	we grew our retail broadband customer base to 5.7m, up 11%

•	144,000 customers now take our super-fast fibre-based broadband service, BT Infinity

•	79% of the total UK broadband market, including cable, is now delivered over the BT network, with our retail share at 29%

•	our retail share of DSL and LLU net additions in the fourth quarter of 2011 was 64%, the highest share of quarterly net additions in eight years

•	BT Vision’s customer base grew to 575,000.
Looking ahead, we are aiming to grow the number of services we provide customers by building on our position as the market leader in broadband. TV is a growth area for us and one that will benefit from the roll-out of super-fast broadband. On-demand TV is becoming more popular and TV services will become increasingly personalised and interactive. It is for those reasons that we are investing in content and delivery, improving the user-interface for BT Vision and participating in the YouView joint venture.
In addition, over the coming years we expect to see the emergence of a range of broadband-based consumer services, building on new and existing services. There will also be new opportunities in the entertainment and networked home space, such as energy usage management and home automation.
Our future plans for driving broadband-based consumer services include:
•	continuing to offer attractive bundled voice, broadband and TV services

•	enhancing our entertainment offering with services such as online gaming

•	seeking new opportunities to differentiate our services, for example by using our wi-fi network.
Being the ‘Brand for Business’ for UK SMEs
We are the leading provider of fixed-line communications services for SMEs in the UK and we are well-placed to grow our revenue from IT and mobility services. The market remains highly fragmented and we believe this provides us with further opportunities to become the main brand SMEs trust by providing a one-stop shop for all their communications needs, and will help us to increase our market share.
During 2011 we made the following progress:
•	improved trends in BT Business compared with prior years, with revenue only marginally down in 2011

•	IT services and mobility revenue grew by 17% and 14%, respectively.
Our opportunities for growth include selling new services to our existing customer base and helping customers migrate to cloud-based services, which allow customers to access IT services on a more flexible basis.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 11

BUSINESS REVIEW     OUR BUSINESS AND STRATEGY

Our future plans for becoming the ‘Brand for Business’ for UK SMEs include:
•	increasing the number of SME customers buying our services

•	selling more IT services and mobility to our existing SME customers

•	offering bundles which combine fixed and mobile communication and IT services.
BT Global Services – a global leader
BT Global Services is already a global leader in the provision of managed networked IT services. Over the past year we have focused on improving the performance of the business by simplifying the portfolio, rationalising systems and networks, industrialising the process of bid management and exploiting standardisation and automation. We adopted an industry sector-based structure to help focus on customer needs in four global sectors: Banking & Financial Markets; Commerce; Consumer Packaged Goods; and Government & Health. We also invested in growth areas such as multi-protocol label switching (MPLS), Ethernet, unified communications, security, customer relationship management, mobility and cloud services. Last year we identified the Asia Pacific region as a target for investment and we are strengthening our ability to support new and existing customers in this growing market.
During 2011 we made the following progress:
•	we delivered operating cash flow of £119m, a year ahead of target

•	order intake was £7.3bn

•	we invested to grow our presence in the Asia Pacific region

•	we have been recognised as a leader, winning the award for ‘Best Global Operator’ at the World Communication Awards 2010.
Our future plans include:
•	building on our strong market position in managed networked IT services

•	expanding further to serve our customers in fast-growing economies

•	developing our relationships with our target customers, and improving their customer experience

•	building and enhancing industry based solutions in key sectors

•	making our operations more efficient

•	generating around £200m of operating cash flow in 2012.
The wholesaler of choice
BT is committed to supplying CPs in the UK and overseas with vital communications infrastructure and services. While we are already the largest wholesaler in Europe, there are significant opportunities for us to win new business. We aim to be the ‘wholesaler of choice’ in the UK, where we already have more than 1,000 CP customers, provide fixed-line services to the five key mobile operators and are the established partner for carriers. We also operate an international wholesale business, where we serve customers in over 170 countries.
During 2011 we made the following progress:
•	our managed network services (MNS) revenue grew by 8%

•	40% of BT Wholesale’s external revenue is now underpinned by long-term contracts

•	our second generation copper broadband service is available to over 65% of UK premises

•	we received the ‘Best Wholesale Carrier’ award at the World Communication Awards 2010.
Our future plans for becoming the wholesaler of choice include:
•	increasing the proportion of revenue under long-term contract by selling new MNS contracts

•	making investments in Wholesale Broadband Connect, our second generation broadband service, which we plan to extend to cover around 80% of UK premises by December 2011

•	launching IP services that enable our CP customers to enter and exploit new and emerging markets

•	increasing capacity on our IP platforms to meet growing customer demand

•	continuing to evolve our next generation product portfolio for the global wholesale market.
The best network provider
BT is the largest provider of fixed telephony lines in the UK and through Openreach we manage the ‘last mile’ of the UK access network. We offer access to this network to other CPs on an open and equal basis.
It is our aim to improve network reliability, extend our Ethernet footprint, continue our super-fast broadband roll-out and put in place systems improvements and transformation programmes to enhance our proposition, reduce our cost base and make it easier for CPs to do business with us.
During 2011 we made the following progress:
•	we rolled out our super-fast fibre-based broadband network to reach over 4m UK premises

•	we contributed to the growth of the broadband market in the UK by the provision of 7.6m external unbundled lines, up 15%

•	we extended our footprint to over 1,000 fibre Ethernet nodes, providing the largest Ethernet network in the UK

•	we commenced testing a 1Gbps service over fibre-to-the-premises.
Our £2.5bn investment in super-fast fibre-based broadband will make the UK one of the best connected countries in the world.
Our super-fast fibre roll-out plans are ambitious and we are working to pass two thirds of UK premises by the end of 2015. To deliver this we are installing 30,000 cabinets, connecting 200,000 distribution points, enabling over 1,000 exchanges and laying over 50,000km of fibre. We have developed and refined our systems and processes to enable us to deliver fibre faster and we are upgrading more than 250 cabinets and enabling on average around 80,000 premises each week to access fibre.

We also aim to bring fibre to homes and businesses in the ‘final third’ of the UK, given the right investment and regulatory conditions and access to Government funds.

BUSINESS REVIEW     OUR BUSINESS AND STRATEGY

We are planning to roll out two solutions as part of our super-fast broadband deployment:
•	fibre-to-the-cabinet (FTTC) where new fibre-optic cables link telephone exchanges to road-side cabinets and our copper lines are used to deliver super-fast broadband to premises

•	fibre-to-the-premises (FTTP) where new fibre-optic cables are deployed the whole way from the exchange to the premises.
We have deployed FTTC first and are on track to pass around 5m premises by spring 2011. Currently, we are conducting FTTP trials at a number of sites with speeds of up to 1Gbps and full commercial FTTP is expected to be launched in 2011.
We see the Government’s creation of Broadband Delivery UK (BDUK) as a positive step in providing services to the ‘final third’ of premises in rural areas of the country where it is not currently economic to provide super-fast broadband services. We are committed to exploring ways to extend the footprint of super-fast broadband, and our deployments in Cornwall and Northern Ireland demonstrate that commitment.
All parts of the business play a role in the delivery of super-fast broadband:
•	Openreach is building the fibre access infrastructure which will offer super-fast broadband to all CPs on an open and equal basis

•	BT Wholesale is developing products and services which use the Openreach network so it can offer managed super-fast broadband to its CP customers

•	BT Retail and BT Global Services will purchase the BT Wholesale offer and design their own propositions and services for end users, for instance BT Infinity

•	BT Innovate & Design and BT Operate both play a key role in leading the design, development and end-to-end testing of the platforms, systems and products that will underpin our propositions for customers.
Through Openreach we have continued to invest in our market-leading UK Ethernet footprint. Ethernet is a data service primarily used by businesses to create their own private networks and can run over copper or fibre.
Being the best network provider is not just about expanding coverage. Openreach has made substantial progress in improving the copper access network in recent years. Network resilience has been improved through an extensive programme of work, accompanied by efficiency gains with regard to provision and repair times. As a result of these efforts, customers now experience a copper line fault once in every 14 years compared with once in every nine years as experienced four years ago.
Our future plans for becoming the best network provider include:
•	continuing with our super-fast broadband roll-out

•	providing new access products such as duct and pole access

•	improving our overall efficiency while improving the resilience and reliability of our networks

•	increasing our potential FTTC speeds to up to 80Mbps.
 A responsible and sustainable business leader
We believe that long-term profitable growth can be aided by supporting the communities in which we operate and through sustainable business practices. We are committed to contributing positively to society, the economy and the environment through our operations, our employees and our products and services. We aim to provide products and services which enable our customers to be more sustainable by making use of innovative communication and managed networked IT services.
Even though this is a new strategic priority, we are already recognised as a responsible and sustainable business leader. For example we have:
•	cut our absolute carbon footprint by 53% since 1997 and reduced energy consumption by 2.5% in 2011

•	invested money and in-kind contributions worth £27.6m supporting responsible and sustainable business activities, exceeding our commitment to invest at least 1% of group pre-tax profits

•	launched a new online fundraising service for UK charities called MyDonate, the first online fundraising service not to charge a subscription fee or commission

•	maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index. We also won awards such as the World Communication Award ‘Green Award’.
More details of our corporate responsibility activities can be found at Our corporate responsibility on page 36.
An increasing number of customers are seeking to source from suppliers that can demonstrate a strong track record in improving the sustainability of their own businesses. Our credentials as a responsible and sustainable business leader support our ability to win and retain customers. We also plan to contribute in many other ways through the responsible use of resources; through our employment; and through our community involvement. Our drive for BT to be a better business with a better future is therefore linked to our commitment to be a leader in corporate responsibility and sustainability.
Our future plans for maintaining and enhancing our position as a responsible and sustainable business leader include:
•	building stronger communities through the power of our technology and people

•	reducing carbon emissions and our impact on the environment through our operations and products

•	behaving responsibly towards our customers, people and our suppliers

•	promoting MyDonate for the benefit of charities and fundraising.
How we measure our progress
We measure our overall progress by three key performance indicators: adjusted earnings per share, reported free cash flow and customer service improvement (see Our strategy – Key performance indicators on page 6).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 13

BUSINESS REVIEW
OUR MARKETS AND CUSTOMERS

•	UK consumers

•	UK SMEs

•	Global networked IT services

•	Wholesale

•	Access

•	Regulation
51%
BT’s share of the UK fixed-line market
c.£5.7bn
Value of UK pay TV market
c.£29bn
Amount UK SMEs spend on IT and communications services
US$584bna
Value of global IT services market
a IDC Global IT services Market size. Source Worldwide Black Book Q1, 2011.
We compete in a number of markets including the consumer and SME markets in the UK and delivering managed networked IT services globally. We also offer a range of wholesale and access products and services to CPs, both in the UK and internationally.
In the UK, regulation and the open, commercial marketplace have created one of the most competitive telecoms markets in the world. Some of the products and services we offer in the UK are regulated because of our significant market power in some sectors. See Regulation on page 17 for more information. We also offer access services on an open and equal basis to all CPs.
UK consumers
The consumer fixed-line telecoms market in the UK is highly competitive, with more than 160 companies offering broadband and/or voice services. Although total UK residential fixed-line call minutes have declined 18% over the past three years, the total number of UK residential lines is up 2% over this period according to Ofcom data. The decline in fixed-line call minutes can be attributed to factors such as consumers increasingly using mobile phones rather than fixed-line phones, while the continued growth in fixed-line broadband has helped slow the decline in the number of residential lines.
BT is the leading provider of fixed-line voice and broadband services in the UK consumer market. We provide consumers with a range of services including fixed-line voice, broadband and TV products and services. We also provide directory services – both in print and via directory enquiries – and sell telephones and computer equipment through our online retail presences.
BT’s share of the fixed-line market has declined from 69% to 51% over the past three years, reflecting the competitive nature of the market and continued growth in local loop unbundling (LLU). The share of the fixed-line market provided by cable has remained flat at 18% over the same period.
An important change in the consumer market occurred when regulation was modified to allow us to sell our products and services in bundles to customers for one price. This has allowed us to compete with other providers in offering attractive bundles: 40% of UK consumers currently buy triple-play services of broadband, pay TV and fixed-line telephony.
We sell our services to consumers online – directly and via selected affiliates – and through our call centres. We also advertise across a range of media including TV and social media, such as Facebook. More information about our products and services for UK consumers can be found in BT Retail on page 26.
The UK broadband market is highly competitive. Following a period of industry consolidation, our main competitors are Virgin Media, TalkTalk Group and Sky. Between us we account for 87% of the broadband market.

BUSINESS REVIEW     OUR MARKETS AND CUSTOMERS

The UK consumer broadband market has grown to reach more than 17.7m households. BT has contributed to this growth by supplying LLU over which suppliers can deliver broadband services. The UK is now the sixth largest broadband market in the world by number of households.
Broadband penetration has increased year-on-year and the fixed broadband penetration rate now exceeds 65%. This has been driven by the increasing use of the internet by consumers. The number of adults accessing the internet every day has increased 42% over the past three years.
We believe that fixed broadband will remain most popular with customers and mobile broadband will be largely complementary. The increasing importance of broadband-enabled services in our daily lives and initiatives such as the Government sponsored Race Online 2012 have contributed to continued growth in the broadband market.
Pay TV services remain popular with customers and this sector continues to grow in size. The UK pay TV market is estimated at around £5.7bn and has increased by over 30% in the past three years. Customers value the convenience of internet-based TV content. Ofcom data shows that 31% of internet-enabled households watched catch-up TV online, up from 23% a year earlier.
There are a number of companies in the UK market supplying pay TV, video-on demand, and catch-up TV services. YouView, the joint venture between the BBC, ITV, Channel 4, BT and others is expected to be launched in calendar year 2012 and will make a significant contribution to the UK TV market.
Consumers are increasingly demanding more ethical and environmentally-friendly business practices from their suppliers. A growing number of customers want to buy services which will allow them to improve their own sustainability performance by improving efficiency and reducing emissions. We have met this demand by developing products such as our Home Hub 3 which uses 39% less power than previous models.
UK SMEs
The overall SME market in the UK is estimated as having 4.8m customers with spend on IT, broadband and network services estimated at about £29bn. Competition to supply services to SME customers remains fragmented, with many of our competitors typically focusing on specific segments of the market depending on customer size, focus and geography. Our competitors include companies focused on providing services to SMEs such as Daisy and Opal, larger companies such as Virgin Media and Cable & Wireless Worldwide, and mobile operators and IT services companies such as Phoenix IT and Computacenter.
We are the leading provider of fixed-line communications services for SMEs in the UK market. Our share of the fixed-line market is 52% and we have around 1m SME customers, characterised by their diversity. They range from start-ups and ‘microbusinesses’ with fewer than 10 employees to medium-sized business with up to 1,000 employees.
The recession has had an impact on SMEs’ spending levels with the markets for fixed-line voice and data, mobile services and IT services all declining since 2008. IT services spend is expected to resume growth in calendar year 2011, while we expect the fixed-line voice and data market to continue to decline, driven in part by the significant fall in fixed-line business call minutes. A positive trend in the market is SME customers’ increasing preference to buy bundled services, comprising fixed lines, mobile and broadband.
Source: GfKNOP on behalf of BT. Survey of SMEs with fixed-line, broadband and mobile. Agreement with statement ‘your organisation prefers to buy complete Comms/IT products in combined package’ with score 1 to 10.
Calender year 2010 saw a modest recovery in the economy with GDP growth becoming positive after shrinking 3.5% the previous year, but conditions for SMEs remain challenging. We have seen a 14% reduction in the 2010 calendar year in the number of companies going into liquidation, but levels remain above historical trends.
Global networked IT services
The global market for networked IT services is fragmented with a wide range of products and services and with many different competitors, from large IT corporations and network-based vendors, such as BT, through to niche technology suppliers.
Estimates of industry size and growth trends vary. The global IT services market is estimated to have a value of US$584bna. After several years of relatively flat spend on IT services due to economic conditions, many industry analysts are forecasting higher rates of growth for 2012.
Source: IDC Market Model 2010. Forecast includes 1P VPN, Ethernet, Network management, Applications Visibility, Control & Optimisation and Managed Security for multinationals over 1,000 employees.
a IDC Global IT services Market size. Source Worldwide Black Book Q1, 2011.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 15

BUSINESS REVIEW     OUR MARKETS AND CUSTOMERS

Demand for network based IT services continues to evolve with customers increasingly seeking to unify their communications (where an organisation’s infrastructure, mobility, desktop and applications work together more effectively). They are also looking to virtualise their infrastructure (virtualisation or cloud services where customers’ business applications can be provided across BT’s network rather than from their own premises, for example virtual data or contact centre solutions). They continue to want their networked IT services delivered securely, efficiently and globally.
Increasingly, our customers are asking us to help them capture the opportunities in a recovering economy, as well as reducing costs and improving efficiency in their businesses. In addition to helping customers reduce their capital expenditure, virtualised services, such as virtual data centres also provide energy savings.
We are a global leader in the networked IT services market with around 7,000 large corporate and public sector customers.
We supply networked IT services to national and local government organisations and other public sector bodies around the world. We are one of the largest suppliers of networked IT services for the UK Government. The UK Government, collectively, is BT’s largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described in Our relationship with HM Government on page 18, the commercial relationship between BT as a supplier and the UK Government as a customer is on a normal customer and supplier basis.
 We are also seeing customers maintaining a focus on energy efficiency, ethical supply chain and other components of responsible and sustainable business practices. Through BT Conferencing we are a leading supplier of videoconferencing services globally and we have seen growing demand for videoconferencing, a service which helps both to drive business efficiency and limit emissions by reducing travel.
Wholesale
BT operates in wholesale markets in the UK through BT Wholesale and Openreach, and outside of the UK primarily through the wholesale arm of BT Global Services. BT’s wholesale customers are fixed and mobile operators, internet service providers (ISPs), broadcasters and other CPs. We have over 1,000 such customers in the UK and many more around the world.
Source: Ovum
The landscape for wholesale communications remains competitive following the significant market consolidation of recent years. Competition continues to increase as a result of wholesale carriers rolling out their own IP network infrastructure and the switch from legacy to next generation products. Our competitors in the UK include Cable & Wireless Worldwide, TalkTalk Group, Virgin Media and COLT, as well as a range of equipment vendors. Many of these competitors are also customers. Internationally, we compete with the wholesale divisions of local incumbents and alternative network operators as well as global wholesale players.
The wholesale market is beginning to adopt next generation communications services like IP voice, higher speed broadband over copper and fibre and Ethernet for data connectivity. We have seen continued bandwidth growth with capacity more than trebling on our network over the past five years. To support the rapid growth of high bandwidth services such as video over fixed lines and mobile networks, a number of service providers are buying wholesale managed services to meet this demand quickly rather than building their own infrastructure.
Bandwidth consumed measured in gigabits and rebased to April 2006 = 100
We expect the sale of wholesale managed network services to continue to grow in line with developments in services like fixed and mobile broadband and internet-based TV.
In the UK, Ofcom regulates some of our wholesale broadband products based on geographic markets: in Market Three, which contains the most competitive exchanges (mainly urban areas) our wholesale broadband products are not regulated; in Market Two where there is some competition (mainly suburban areas), and in Market One where there is very little or no competition (mainly rural areas), our products are regulated.
Access
In the UK, we manage the ‘last mile’ of the access network – the copper wires and fibre connecting homes and businesses to their local telephone exchange – through Openreach. We offer wholesale access products and services on an open and equal basis to CPs so that they can offer voice and broadband services to their own end customers.
The competitive challenge we face in the UK access market varies according to geography. We face direct competition in urban and metropolitan areas with some competition in rural areas. We also face competition from cable and mobile across our footprint.
We supply a range of access products directly to large and small CPs. This includes products such as LLU (which enables CPs to lease the local loop infrastructure from Openreach to offer voice and broadband to their own customers), Wholesale Line Rental (WLR) and Ethernet products. Under new obligations, we will also be offering products which give greater access to our underlying network infrastructure such as access to ducts and poles.

BUSINESS REVIEW     OUR MARKETS AND CUSTOMERS

In the traditional fixed-line access market, we continue to see a steady rise in the number of households in unbundled exchange areas, which over the last three years has risen by around 5%.
In the UK local access market, the roll-out of BT’s super-fast broadband network will improve the services available to customers. Other companies have also embarked on rolling out high-bandwidth broadband networks, making this a competitive sector. Demand for high bandwidth Ethernet access services also continued to grow.
We also provide backhaul services for mobile voice and data. We expect to see more demand for these services with the increasing use of smartphones and tablet devices. We believe that this market will continue to develop in the coming years with the roll-out of next generation access networks and high bandwidth applications.
Regulation
Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various EU directives, regulations and recommendations. The framework has been reviewed and amended directives are expected to be implemented by late May 2011 in the UK and other EU member states.
Ofcom
Ofcom was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire UK communications market. Its principal duties are to further the interests of citizens in relation to communications matters, and to further the interests of consumers in relevant markets, where appropriate by promoting competition. Ofcom regulation takes the form of sets of conditions laid down under the Communications Act 2003 (Communications Act) and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or as having significant market power (SMP) in a particular market.
Conditions applying to all providers
Although these general conditions are concerned mainly with consumer protection, they also include requirements relating to general access and interconnection; standards; emergency planning; the payment of administrative charges; the provision of information to Ofcom; and numbering. A separate condition regulates the provision of premium rate services. The Electronic Communications Code applies to all CPs authorised to carry out streetworks and similar activities for network provision.
Conditions applying to BT
Universal service obligations (USO) are defined in an order issued by the Secretary of State. BT is the designated supplier of universal service for the UK, excluding the Hull area where KCOM Group is the designated provider. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other conditions relate to payphones and social needs schemes. The UK Government’s plans for the digital economy have created a fund of up to £830m that is available via competitive tender to bidders in order to deliver the Government’s ambition for rural next generation access. This is not part of BT’s USO, but BT is likely to be one of the providers eligible to bid for such funds.
Significant market power designations
Ofcom is also required by EU directives to review relevant markets regularly, and determine whether any CP has SMP in those markets. Where Ofcom finds that a provider has SMP, it must impose appropriate remedies that may include price controls. In 2011 Ofcom completed market reviews of the Wholesale Local Access (WLA), Wholesale Broadband Access (WBA), WLR, and ISDN30 markets, covering products such as LLU and IPstream. Ofcom’s WLA review conclusions include new obligations on BT to provide a fibre-based Virtual Unbundled Local Access (VULA) product and an obligation to share our ducts and poles for fibre-based broadband purposes.
In the WBA market, Ofcom increased the size of the mainly urban deregulated geographic market (Market Three), and introduced a price regulation obligation in the rural areas (Market One) subject to further consultation on appropriate charge controls (see SMP charge controls below). Ofcom has deregulated the ISDN30 market at the retail level and proposed charge controls at wholesale level subject to further consultation (see SMP charge controls below). Later in the 2011 calendar year, Ofcom is expected to begin a market review of the business connectivity markets covering products such as retail and wholesale leased lines.
SMP charge controls
As a result of SMP designations, the charges we can make for a number of wholesale services are subject to regulatory controls which are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed.
These include:
•	network charge controls (NCC) on wholesale interconnect services – we operate under interconnection agreements with most other CPs

•	partial private circuits (PPC) charge controls applying to certain wholesale leased lines that BT provides to other network operators

•	certain wholesale Ethernet access and backhaul services

•	LLU and WLR.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 17

BUSINESS REVIEW     OUR MARKETS AND CUSTOMERS

Ofcom is currently consulting on charge controls for WBA Market One, LLU, WLR and ISDN30 Wholesale products.
Ofcom has imposed SMP charge control regulation on the mobile call termination market with effect from April 2011. Termination rates charged by mobile network operators will fall to 0.69 pence per minute by April 2014. This will enable us to lower the cost of calling mobiles from fixed lines.
Regulatory decisions by Ofcom are subject to appeal.
BT’s Undertakings
In response to Ofcom’s 2005 strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings, which included the creation of Openreach, were accepted by Ofcom and came into force in September 2005. The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry about the way BT will provide ‘upstream’ regulated products to support effective and fair competition in related ‘downstream’ markets. Ofcom acknowledges that BT’s delivery of the Undertakings has enabled deregulation in more competitive downstream markets. The vast majority of the commitments in the Undertakings have been delivered.
Business rates
The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by KCOM, and whether or not the UK Government complied with EU rules on state aid. The Commission’s decision in October 2006 that no state aid had been granted was appealed. In January 2011, the appeal was rejected as inadmissible.
Our relationship with HM Government
We can be required by law to do certain things and provide certain services for the UK Government. For example, under the Communications Act, we (and others) can be required to make and implement plans for the provision or restoration of services in connection with disasters. Additionally, under the Civil Contingencies Act 2004, the UK Government can impose obligations on us (and others) at times of emergency and in connection with civil contingency planning. Also, the Secretary of State can require us to take certain actions in the interest of national security and international relations.
Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.
European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which the existing directives have been implemented vary from country to country. National regulators are working together in the Body of European Regulators for Electronic Communications to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation. The degree to which these markets are liberalised varies widely, and our ability to compete is constrained, to a greater or lesser degree, in many countries. We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related non discriminatory wholesale access to their networks, where appropriate, and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.
Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 in the UK and to EU competition law.

BUSINESS REVIEW
OUR RESOURCES

•	Brand and reputation

•	People

•	Networks and platforms

•	Global research capability

•	Suppliers

•	Property portfolio
92,600
People worldwide
(full-time equivalent employees)
c.120m km
Length of copper cable on our network
£684m
Investment in global research and development
16,700
Suppliers
8,400
Properties worldwide
BT’s resources include our people, physical networks and property estate; our expertise and intellectual property; our brand and reputation; and close relationships with people and organisations, including major customers and suppliers. We seek to steward these assets and relationships in a responsible and sustainable manner. We strive to recruit and retain talented people, so that the company can best serve its customers, build relationships, remain innovative and reduce its impact on the physical environment. We are investing to enhance our resources in the long-term interests of the company and all its stakeholders. For example, as described elsewhere in this report, we are committing £2.5bn to build a super-fast broadband network in the UK, while expanding activities outside the UK, with a particular focus on the Asia Pacific region. We continue the innovation which is vital to any company in our sector – we filed 62 patent applications over the past year.
Brand and reputation
When we develop our relationships with customers, when we make innovative and useful products, we build our reputation. BT is proud to be one of the UK’s most trusted brands – our latest research shows that consumers’ engagement with our brand has gone up 4.5% over the past year. Being a responsible and sustainable business leader contributes to this.
Our brand values underpin how we like to get things done at BT. They outline the behaviour our employees can expect from each other and what our customers can expect from us.
•	trustworthy: we do what we say we will

•	helpful: we work as one team

•	inspiring: we create new possibilities

•	straightforward: we make things clear

•	heart: we believe in what we do.
As the official communications partner to the London 2012 Olympic Games and Paralympic Games, we are providing the critical communications infrastructure to power the Games. The partnership is already delivering real benefits and it is also helping us to engage with local communities. Six out of 10 BT people who were surveyed as part of our annual employee survey say the partnership makes them feel proud to work here.
As well as the Games themselves, the BT Paralympic World Cup in Manchester in May 2011 is in its second successful year. Our ‘Road to 2012’ project with the National Portrait Gallery celebrates those who are collectively making the Games happen.
People
Our people are a key resource and we are proud of what they achieve for our business. We continually work on improving the engagement and motivation of our people as this leads to better business performance and higher levels of customer service.
We recognise the quality of our leadership is vital to the success of BT. We ensure leaders at all levels understand what is expected of them in leading and developing their teams.
Part of valuing our people is to recognise our responsibility when the requirement for various skills changes over time. We have a successful track record of redeploying people by helping them learn new skills and find jobs within BT’s growth areas or while seconded to another organisation.
We have people on different types of working arrangements including part-time, term-time and job share. Our resources at 31 March 2011 were equivalent to 75,660 full-time employees in the UK, and around 16,940 outside the UK.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 19

BUSINESS REVIEW     OUR RESOURCES

We continue to support an inclusive working environment where people can develop their careers and expect to be treated fairly, regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender or caring responsibilities. We also work with specialist recruitment agencies to enable the recruitment of people with disabilities and we run a retention service to ensure that people can stay with us even if their capabilities change.

Diversity of the BT workforce

Target 2012	2011	2010	2009

BT will maintain a top 10 position in four of five major diversity benchmarks; four UK based, and one global

We look to improve customers’ experiences of BT by giving our people the up-to-date skills, tools and experience needed to do their jobs. This starts with our nationally-recognised apprentice schemes, which recruited nearly 500 engineers during 2011, and continues with opportunities to learn and develop throughout an employee’s career. In BT Retail, we ran two programmes to provide apprentice qualifications in job-related skills: customer service and business administration for our advisors and leadership for our managers. During the year 8,100 people successfully completed these qualifications.
In order to help deliver super-fast broadband, Openreach has recruited 200 ex-armed forces personnel, who will become part of a mobile engineering workforce. They will be bringing their experience of complex engineering tasks, their skills and technical expertise to bear on one of the UK’s largest infrastructure projects.
BT people are also encouraged to participate in their local communities. We run a formal volunteering programme to help them do this. In 2011 BT people volunteered over 49,000 days, the value of which we estimate at £13.8m. The community benefits from this involvement and the business gains from the opportunity given to our people to enhance their existing skills or acquire new ones.
People engagement and communication
Keeping our people informed of what is happening in BT is important. We use a range of communications channels including a daily online news service, a quarterly magazine, podcasts and web chats. We have a record of stable industrial relations and constructive relationships with the recognised unions in the UK and works councils elsewhere in Europe. In the UK we recognise two main trade unions – the Communication Workers Union (CWU), which represents the engineering, administrative and clerical population and Prospect, which represents managerial and professional employees. We also operate a pan-European works council, the BT European Consultation Committee.
We measure how engaged BT people are through a quarterly survey and we ask 50,000 people each time to tell us how they feel about their job, their team, their manager, senior leaders and BT. Last year, despite challenging economic conditions, we held engagement steady. This year we have seen improvements in how motivated people feel to do their best work. We use this regular and extensive feedback to let line managers know more about their teams, how engaged they feel and what makes BT people feel proud about what they do.
Reward and recognition
Because we value our people, we ensure that the reward they receive is fair for the job done against external market comparisons. We conduct a market review of salaries every year. In 2010 we agreed with the CWU a three-year pay deal which provides considerable stability for both employees and the business. Discussions with Prospect reached an agreement for 2011 and more recent discussions have concluded a further two-year pay deal, also providing stability through to 2013. The same principles of fair pay for the work done are similarly applied in all other countries in which we operate.
Our managers are rewarded with bonuses linked to the success of the business and their personal contribution to it. Our most senior managers are also eligible for long-term incentives, but again, payment is related to business success measured by BT’s corporate performance over a three-year period. For more information see the Report on directors’ remuneration on page 69. Different arrangements apply to the most senior managers in Openreach but remain entirely related to business performance.
We also provide savings-related share option plans in 25 countries. Under the BT employee share investment plan we enable employees in the UK to participate in a tax and national insurance-efficient share purchase scheme. We are pleased that more than 50% of BT people participate in one or more of these share plans.
Pensions
Key parts of the reward package are the pension and retirement benefits for our people. In addition to statutory retirement arrangements, BT provides retirement plans for staff in over 50 countries. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. The BTPS has around 51,000 contributing members, 188,000 pensioners and 88,500 deferred members. The BTPS was closed to new members on 31 March 2001. Benefits are based on pensionable salary and service.
We also offer the BT Retirement Saving Scheme (BTRSS), a defined contribution plan for eligible UK employees, which has around 17,500 active members. It is a contract based, defined contribution arrangement provided by Standard Life, a leading UK insurance company. The scheme members receive benefits at retirement linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement.

BUSINESS REVIEW     OUR RESOURCES

Health and safety
The health and safety of our people remains of paramount importance and we continue to seek improvements by focusing on behavioural and/or lifestyle changes to reduce risk and improve health. Details of time lost to injury and sickness and their cost to BT are shown in the table below. The rise in lost time injuries is largely attributable to accidents associated with the extended period of ice and snow in the UK winter and some contribution from an increased overtime requirement in the field engineering workforce.

Lost time injury rate – lost time injury cases expressed as a rate per 100,000 hours worked on a 12-month rolling average

Non financial performance
Target 2012	2011	2010	2009

Reduce to 0.200 cases	0.225	0.209	0.160

Financial performance

Cost to the business arising from injuries resulting in time off work	£6.1m	£5.6m	£7.0m

Sickness absence rate – percentage of calendar days lost to sickness absence expressed as a 12-month rolling average

Non financial performance
Target 2012	2011	2010	2009

Reduce to 2.29%	2.41%	2.46%	2.17%

Financial performance

BT sick pay costs	£90.1m	£95.4m	£85.2m

Networks and platforms
One of our most valuable resources is our fixed-line communications network, which is the most comprehensive in the UK with around 5,600 exchange areas , 670 local and 120 trunk processor units.
We own and maintain the ‘last mile’ of the UK’s local access network – the copper wires and fibre connecting homes and businesses to the core network – operating approximately 120m kilometres of copper. In addition, our plans for deploying super-fast broadband in the UK will result in the installation of over 50,000 Kilometres of fibre.
BT continues to invest in broadband in the UK, offering a range of services delivered over copper and fibre. Our copper wire broadband service offers speeds of up to 8Mbps (ADSL) and up to 20Mbps where we have upgraded service to ADSL2+. Already, around 99% of UK premises can receive ADSL service. We aim to make ADSL2+ services available to around 80% of properties by December 2011.
Our super-fast fibre-based broadband offers speeds of up to 40Mbps (FTTC) and 100Mbps (FTTP). We aim to deploy super-fast broadband to two thirds of UK premises by the end of 2015. Our FTTC product links roadside cabinets to telephone exchanges and our copper local loop is used to deliver super-fast broadband to customer premises. FTTP involves installing fibre into homes or premises, superseding the copper local loop. Our fibre services are competition ready from the day they are installed — other CPs can buy access to the fibre on wholesale terms and then sell to customers in competition with BT Retail.
BT’s deployment of FTTC and FTTP will underpin the communications infrastructure for the future UK economy. In so doing, the enhanced internet speeds made possible by super-fast fibre-based broadband increase the ability of our customers to work from home and access services without travel, yielding environmental benefits. In addition to facilitating lower carbon alternatives for customers, we continue to look for ways to reduce the energy consumption associated with delivering super-fast broadband.
For business customers, we have also continued to extend our fibre Ethernet footprint, from 600 nodes in 2009 to 1,000 nodes in 2011. Ethernet is a next generation data connectivity service offering high-speed, lower cost connectivity for large volumes of data between sites.
For non-domestic customers requiring international services, our international MPLS network provides coverage and support around the world. It provides the performance, reliability, and security of a leased-line network with the scalability and flexibility of an internet protocol (IP) network. The BT MPLS service allows customers to prioritise traffic based on application, ensuring essential data applications are served irrespective of the growth of competing, lower priority traffic.
Global research capability
Creating attractive and competitive propositions for customers is critical to the future of BT. We operate an open innovation model, whereby our research and development team works with customers, partners and universities around the world. They do so in partnership with our dedicated innovation scanning teams in the US, Asia, Europe and the Middle East, which identified more than 400 new technologies, business propositions and market trends over the year.
BT also seeks to drive agility and efficiency in the development process through our global development centres, which are located in the UK, US, Europe and India. In so doing, we bring our innovation scanning and research teams closer to our customers, designers and product development teams, so that we can quickly capitalise on the opportunities they uncover. In 2011 we invested £684m (2010: £789m) in global research and development to support our drive for innovation. This investment comprised capitalised software development costs of £295m (2010: £345m) and research and development operating costs of £389m (2010: £444m).
This year, we have applied our research and innovation capability to a number of strategic areas for the business – in particular enhancing BT Vision and the delivery of other information and entertainment to customers. We have also supported BT’s wi-fi service with the development of BT’s first smartphone application. In 2011 we filed patent applications for 62 inventions (2010: 63). We routinely seek patent protection in different countries including the US and China, and we currently maintain a total worldwide portfolio of around 5,600 patents and applications.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 21

BUSINESS REVIEW     OUR RESOURCES

Suppliers
BT works with around 16,700 suppliers across the world, spending approximately £11.3bn per annum with them, with the top 100 suppliers accounting for more than 65% of this spend.
We source products and services from across the world and have procurement professionals located in 25 countries.
We operate a strategic sourcing process for the vast majority of spend to derive maximum value and to meet BT’s cost transformation goals. We ensure that appropriate suppliers are engaged, underpinned by a set of purchasing principles which ensure we act in an ethically and commercially responsible way in our business dealings with our global supply base.
We work with our suppliers to ensure the goods and services we procure are made, delivered and disposed of in a socially and environmentally-responsible manner. Sustainability factors such as energy usage, environmental impact, and labour standards are embedded in our sourcing and adjudication process, and influence supplier and product selection.

Supplier relationships – a measure of the overall success of BT’s relationship with suppliers, based on our annual supplier survey

Non financial performance
Target 2012	2011	2010	2009

To achieve a rating of 80% or more based on a response of ‘excellent’ or ‘good’ to the question: ‘How would you describe the quality of your company’s relationship with BT?’	86%	86%	85%

Financial performance

Total spend with external supply base	£11.3bn	£12.0bn	£13.0bn

Ethical trading – a measure of the application of BT’s supply chain human rights standard

Non financial performance
Target 2012	2011	2010	2009

To achieve 100% follow up within three months for all suppliers identified as high or medium risk, through our ethical standard questionnaires	70 risk assessments with 100% follow up	180 risk assessments with 100% follow up	78 risk assessments with 100% follow up

Financial performance

Value of spend where our suppliers agree that BT ensures its purchase are made, delivered, used and disposed of in a socially and environmentally responsible manner (extrapolated from supplier survey responses)
	86% of supplier spend	86% of supplier spend	83% of supplier spend

Payment of suppliers
In normal circumstances, BT’s payment terms for contracted suppliers will be to pay each due, valid and undisputed invoice between 60 and 73 days from date of receipt from the supplier. There are variations to this policy. For example interconnect payments to other telecommunications operators, low value spend, various customer-specified requirements and rates are paid in shorter timescales. In 2011 the average number of days between the invoice date and the date of the payment run for the invoice was 64.
In the UK, BT provides access to a supplier financing scheme which offers contracted suppliers the opportunity to obtain payments in advance of the agreed terms of between 60 and 73 days from receipt of a valid and undisputed invoice. In addition, BT subscribes to the Better Payment Practice Code, details of which can be found at www.payontime.co.uk
Property portfolio
At 31 March 2011 we occupied around 6,500 properties in the UK, and around 1,850 properties in the rest of the world. The majority of the UK properties are owned by – and leased from –Telereal Trillium, which is part of the William Pears Group.
Approximately 89% of the UK portfolio consists of operational telephone exchanges which contain exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres. Approximately 87% of the properties in the rest of the world are operational sites.
In recent years, our strategic focus on cost transformation has led to significant reductions in our total labour resource. This has resulted in vacant space and under-utilisation of buildings within our UK property estate. Accordingly, in 2010 we initiated a property rationalisation programme to consolidate office space within the estate which has continued in 2011. See page 57 of the Financial review for further details.
Our group property team has instigated a number of initiatives to reduce waste to landfill, including changing contracts on its general waste to a recycling-led company and implementing new recycling schemes at many sites.

Waste to landfill and recycling – a measure of BT’s use of resources
Non financial performance

		UK only
Target 2012	2011	2010	2009

BT Group will reduce the tonnage of waste sent to landfill by 20% from 2011 levels	69%	15%	17%
	reduction	reduction	reduction
	in waste to	in waste to	in waste to
	landfill from	landfill from	landfill from
	2010	2009	2008

Financial performance

Net benefit to the business of the waste programme	£2.03m	£2.86ma	£3.79ma

[a] 2010 and 2009 figures are restated following a review of expenditure categorisation.

BUSINESS REVIEW
OUR LINES OF BUSINESS

BT Global Services
During 2011 we consolidated our position as a global leader in networked IT services. Order intake in the year grew by 10% as we signed contracts with major corporate and public sector customers. We have implemented a new global operating model and industry sector strategy, and have achieved our operating cash flow target a year ahead of plan.
£8,047m
Revenue
£593m
EBITDA
£119m
Operating cash flow
£7.3bn
Order intake
Business overview
BT Global Services is a global leader in the provision of managed networked IT services for large corporate and public sector customers. We provide services to around 7,000 large corporate and public sector customers with operations across the world in a wide range of sectors such as banking and financial services, consumer packaged goods, logistics, pharmaceuticals and manufacturing. We serve customers in the public sector in the UK, including central Government and local councils, as well as public sector organisations in countries outside the UK.
We operate domestic businesses in key markets in Europe such as Italy, Germany, and Spain, where we serve both multinational corporations and SME customers, and have local network infrastructure including high-speed fibre networks in key cities. We have operations across the Americas, and a strong business in Latin America based on an extensive satellite network. In 2010 we announced, and started to deliver on, a strategic investment plan to strengthen our business in the Asia Pacific region.
Our customers benefit from BT’s global scale and operating model. Products are sold globally, and customers are served locally by our teams in their own countries and sectors who understand their specific business challenges and create locally relevant solutions. We call this ‘operating globally and delivering locally’.
We make this possible through our assets and skills. These include our global IP network, data centres, solution design and integration professionals and IT security experts. By combining network, IT and professional services we create managed solutions that help our customers to operate more efficiently.
Products and services
Networked IT services
We connect our customers to their customers through our Virtual Private Network (VPN), connectivity and value added services. We provide a range of products and services to do this such as BT MPLS, BT Etherflow and BT Application Assured Infrastructure (services to optimise application performance over networks).
Unified communications
We provide a range of communication services to enable organisations to collaborate and communicate better. This spans from the provision of PSTN and ISDN services, to our global managed services for IP telephony, and collaboration tools, either hosted on the customer site or as a cloud-based service.
Customer relationship management (CRM)
Through the combination of our professional services, cloud platforms and global inbound voice services, we offer a suite of CRM tools that give our customers the flexibility and value they require when dealing with their end customers.
Security
We provide a range of security and risk management products from professional services to assess risk and vulnerability, through to a suite of proactive managed security services.
Data centre services
With our global estate of data centres across the world, we provide a range of hosting and managed services. With the launch of our virtual data centre offering, BT Virtual Data Centre (VDC), we have a new generation of cloud-based services, giving our customers the flexibility and agility that comes from a cloud computing environment.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 23

BUSINESS REVIEW     OUR LINES OF BUSINESS
Mobility
We provide a range of value-added services to help customers exploit the benefits of mobile computing, from flexible working solutions through to services to enable customers to improve the efficiency of both their supply chains and workforces.
Operating review
Last year our focus was on improving the business through better financial and operational execution and the implementation of a strengthened controls environment. In 2011 we have reshaped and refocused our business to serve our customers better and established a significantly more competitive cost base.
We have continued to improve the efficiency of our operations, and reduce costs, helping to deliver a 7% reduction in net operating costs. We achieved this through:
•	improving service levels to take out cost of failure

•	working with our external suppliers to improve contract terms

•	reviewing our network and changing our network topography

•	rationalising our network assets and our operations

•	improving the service we get from suppliers around the world.
We have made changes to our global delivery model to improve contract execution. We improved our bid management processes and created three global bid management centres to standardise processes and share best practice. We have continued improving the start-up of major contracts, including standardised and accelerated start-up processes to improve contracts in the early stage of delivery.
During 2011, as part of our commitment to global customers in key industry sectors, we created four global strategic sector teams to sit alongside our four regions: Banking & Financial Markets; Commerce – comprising manufacturing, logistics and pharmaceuticals; Consumer Packaged Goods; and Government & Health. Customers in these sectors will benefit from a range of industry focused products, solution design and infrastructure, as well as sector specific customer management and service teams.

GLOBAL	GLOBAL COMMERCE	GLOBAL	GLOBAL
BANKING &	(MANUFACTURING,	CONSUMER	GOVERNMENT
FINANCIAL	LOGISTICS &	PACKAGED	& HEALTH
MARKETS	PHARMACEUTICALS)	GOODS

UK

EMEA & LATIN AMERICA

UNITED STATES & CANADA

ASIA PACIFIC
During the year we signed contracts with a total order value of £7.3bn, up 10% over £6.6bn last year. The market environment continues to be challenging with fewer very large deals, longer lead times and pricing pressure all having an impact.
Notable contracts signed in the year include:

Customer	Contract

Unilever	A four-year extension to our existing contract to supply managed services in over 100 countries.

UBS	A new five-year contract for the provision of global voice and data network services, including a videoconferencing network and audio conferencing services.

Network Rail	A two-year extension of our networked IT services contract.

Defence Fixed Telecommunications Service (DFTS)	A three-year extension to our DFTS agreement with the UK Ministry of Defence.

Southwest One (working in partnership with Somerset County Council, Taunton Deane Borough Council, Avon and Somerset Police and IBM)	Provision of a high-speed network to 269 schools and educational establishments in Somerset, UK.

Ministerio de Defensa de España, Spain	Provision of internet access, security platform, and on-site professional services to the Spanish government.

DigitPA (Agency for the Digital Public Administration), Italy	A seven-year contract to connect 340 offices in 125 countries, providing communication services and managing a global network.

During the year we continued to execute on our larger customer contracts, for example working with other London 2012 Olympic and Paralympic Games technology partners, under the direction of the London 2012 Organising Committee, BT is building the communications infrastructure that will support the communications needs of the event. The project is on track.
We have made good progress on our large NHS contracts. Our work delivering clinical information systems at 80 NHS organisations across London and the South of England is now enabling around 170,000 healthcare professionals to provide better, safer patient care. N3, the secure national broadband network built and managed by BT for the NHS, now serves over a million NHS users. The Spine, the secure database and messaging service delivered by BT, continues to support the increased use of key transformational services, such as Choose and Book, the electronic appointment booking system, which saw the number of appointments booked electronically recently exceed 25m.
During the year the UK Government announced a review of all public sector spending and BT entered into discussions with the Government on new arrangements designed to deliver efficiencies. In October 2010 BT announced the signature of a Memorandum of Understanding with the UK Government under which all of BT’s central Government contracts remained in place.
During 2011 we launched new products and service enhancements, such as virtual data centre offerings, and a series of enhancements to our OneVoice collaboration and communications tools. New industry specific products and services were also launched, such as the collaboration suite for financial markets which includes a next generation range of trader voice and collaboration services.

BUSINESS REVIEW     OUR LINES OF BUSINESS
We have also launched a range of products and services which help our customers reduce their environmental footprint including:
•	our sustainability practice and carbon impact assessment offer

•	a professional services smart grid offering in the US.
In May 2010 we announced a strategic investment plan to strengthen our business in the Asia Pacific region. We are recruiting up to 300 additional people in the key customer markets of Australia, China, Hong Kong, India, Japan and Singapore, in order to build up our sales and professional services teams, bid and project management, and service operations teams. This will allow BT to provide enhanced service delivery capabilities as customers invest throughout the region. Our continued commitment to the region and our customers was recognised through us winning the Telecom Asia – Best Managed Services Provider award for the second consecutive year.
During the year we made steady improvements in managing customer service – we had fewer abandoned calls, order accuracy improved and we reduced customer faults by 11%.
We were pleased to see our achievements recognised by external industry commentators, for example at the World Communication Awards where we won ‘Best Global Operator’ and in our placements in key reports such as the March 2011 Gartner Magic Quadrant for Pan-European Network Servicesa, and IDC MarketScape: Asia/Pacific Next-Generation Telecom Services 2010.
Financial performance

	2011	2010	2009
	£m	£m	£m

Revenue	8,047	8,513	8,628
Net operating costs	7,454	8,056	8,367

EBITDA	593	457	261
Depreciation and amortisation	734	815	776

Operating loss	(141)	(358)	(515)

Capital expenditure	498	599	886
Operating cash flow	119	(482)	(912)

In 2011 revenue decreased by 5% (2010: 1% decrease). Excluding the negative impact of foreign exchange movements and the reduction in low-margin transit revenue, underlying revenue excluding transit decreased by 4%, reflecting reduced UK calls and lines revenue. In addition, last year included revenue of around £100m from the early delivery of contract milesetones.

	2011	2010	2009
	£m	£m	£m

Products and services
ICT and managed networks	5,310	5,281	5,273
Calls and lines	822	956	1,055
Transit	623	782	869
Broadband and convergence	318	334	321
Other global carrier	206	229	237
Other products and services	768	931	873

Total	8,047	8,513	8,628

Revenue from networked IT services remained broadly flat (2010: broadly flat). Excluding the impact of around £100m in the prior year from the early delivery of contract milestones, revenue increased by 2%.
Calls and lines revenue decreased by 14% (2010: 9% decrease) reflecting the impact of the continuing trend of customers migrating to alternative IP based services.
Transit revenue decreased by 20% (2010: 10% decrease) largely due to the impact of mobile termination rate reductions in Continental Europe and the continuing trend of lower wholesale call volumes. Other global carrier revenue decreased by 10% (2010: 3% decrease) due to lower volumes.
Broadband and convergence revenue decreased by 5% (2010: 4% increase). Other revenue, principally comprising global product revenues, decreased by 18% (2010: 7% increase) partially due to foreign exchange movements and lower global demand.
Net operating costs decreased by 7% (2010: 4% decrease) or 6% excluding transit. This improvement reflects further progress with our cost efficiency initiatives during 2011 as set out on page 24.
Our progress in addressing the cost base is demonstrated by the 30% increase in EBITDA (2010: 75% increase) to £593m.
Depreciation and amortisation decreased by 10% (2010: 5% increase) reflecting the reduction in capital expenditure over the last two years.
The operating loss was £141m, a significant improvement compared with losses of £358m and £515m in 2010 and 2009, respectively.
Capital expenditure reduced by 17% (2010: 32% decrease) due to the timing of capital expenditure across certain of our large customer contracts, the application of more stringent investment return criteria and improved procurement and programme delivery.
Operating cash was an inflow of £119m, a significant improvement from an outflow of £482m in 2010 and £912m in 2009. The improvement was achieved through higher EBITDA, improved working capital and lower capital expenditure. We expect to generate around £200m of operating cash flow in 2012.
[a]	The Magic Quadrant is copyrighted 2011 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 25

BUSINESS REVIEW     OUR LINES OF BUSINESS

BT Retail
Broadband performance has been a highlight of the year, with our highest quarterly share of DSL and LLU net additions in eight years. Take-up of our BT Infinity fibre-based broadband product continues to accelerate.
£7,748m
Revenue
£1,784m
EBITDA
64%
Retail share of DSL and LLU broadband net additions in the fourth quarter
5.7m
Total broadband customers
1m
SME customers
Business overview
BT Retail serves UK and Republic of Ireland consumers and SMEs through four customer-facing divisions: BT Consumer, BT Business, BT Enterprises and BT Ireland. BT Enterprises also serves global customers.
BT Consumer
BT is the leading provider of fixed-line voice and broadband services in the UK market. We offer our customers a range of innovative and value-for-money calls, lines, broadband and TV packages.
Products and services
Calls and lines
We provide call services to over 10m of our fixed-line customers, offering value-added services like call minder, and value-for-money unlimited call plans which include free access to 0800 and 0845 numbers.
Broadband
We serve the consumer broadband market with the BT and Plusnet brands. BT Total Broadband provides value-added services such as online storage, security and free access to the largest network of wi-fi hotspots in the UK, while Plusnet focuses on simple broadband packages for price-conscious customers. BT Infinity is our super-fast broadband product, delivering download speeds of up to 40Mbps using FTTC technology.
TV
BT Vision – our television service – has over 8,000 items of video on-demand content available and offers BBC iPlayer plus TV replay services from ITV and Channel 4. BT Vision also now offers Sky Sports channels on flexible contract terms and HD and 3D movies available for download.
YouView, the TV joint venture between the BBC, ITV, Channel 4, BT and others, will transform the UK TV market, combining free digital channels with free on-demand content from public service broadcasters delivered over broadband. The full commercial launch of YouView is planned for early in the 2012 calendar year.
BT Business
We supply and support business calls and lines, broadband, internet, mobiles and mobile applications, domains and web hosting, data and voice networks and IT services for SMEs. We sell to SME customers through our call centres, online, or via our desk and field-based account teams. We also serve the market via a network of 43 BT Local Businesses – regional franchises with their own sales staff and account management teams. Specialist business units within BT Business include:
•	BT iNet: a Cisco centre of excellence specialising in infrastructure, security and unified communications

•	BT Engage IT: a leading provider of business-to-business IT solutions and services

•	BT Business Direct: an online store providing IT, computing and networking equipment plus associated installation and support services for SMEs.

BUSINESS REVIEW     OUR LINES OF BUSINESS

BT Enterprises
BT Enterprises consists of a portfolio of five separate businesses:

BT Conferencing	Global provider of audio, video and internet conferencing and collaboration services

BT Directories	Directory Enquiries (118 500), operator and emergency services. The Phone Book and online web reviews of businesses

BT Expedite	Software and IT services for medium-sized retailers

BT Redcare & Payphones	Residential and business alarm monitoring and tracking facilities. Managed, prison, card and private payphones, as well as meeting our regulatory obligations to provide a public payphone service

BT Openzone	Provision of premium wi-fi hotspots offering broadband on the move to retail customers and to wholesale customers such as mobile network operators.

Each of these businesses operates as a standalone business, with the support of BT’s brand and customer relationships. BT Enterprises also serves larger organisations in the UK and worldwide largely through BT Conferencing.
BT Ireland
BT Ireland operates in Northern Ireland and in the Republic of Ireland. In Northern Ireland we are the leading provider of communication services to consumers, SMEs and the government sector. We are also responsible for providing regulated wholesale access via Openreach. In the Republic of Ireland, we are one of the largest providers of wholesale network services to CPs.
Operating review
Despite the challenge of highly competitive markets we have grown in broadband, TV and the IT services market while improving efficiency and reducing customer complaints. We remain focused on reducing costs by simplifying, standardising and automating processes.
We have a range of programmes in progress designed to improve customer service and reduce costs which declined 6% in the year. Over the past two years we have reduced customer complaints by 42% while cutting service costs by enhancing self-service capabilities and reducing the number of repeat contacts from customers. A particular area of success has been the expansion of our Digital Care channels where customers can contact us or find self-help support via channels such as Twitter, YouTube and the bt.com community forums.
BT Consumer
Following the relaxation of Ofcom restrictions in 2009 we have been able to compete more effectively with other companies offering bundled services, combining calls, broadband and TV services. Bundle sales account for around 90% of new broadband installations and 1.4m of our customers now take bundles of services. This has contributed to increased average annual revenue per consumer user (ARPU) up to £326 as consumers take more products from us.
In the broadband market, BT’s retail share of the DSL and LLU base has remained at around 36%despite an increasingly competitive market. Our retail share of net DSL and LLU additions in the fourth quarter was 64% – the highest level achieved in eight years – driven by competitively priced bundles and seasonal promotions supported by marketing activity.
We have seen significant demand for BT Infinity, our super-fast fibre-based broadband proposition currently offering download speeds of up to 40Mbps and upload speeds of up to 10Mbps. Following the launch in January 2010, our BT Infinity customer base is now 144,000 and, in March 2011, 46% of customers who ordered broadband took BT Infinity in areas where it is available.
We are currently trialling our FTTP solution which will provide download speeds to 100Mbps, offering further benefits to consumers.
The Plusnet brand continued to grow, with 31% of the Plusnet customer base now taking voice and broadband services together. Plusnet’s success has been driven by a combination of competitively priced packages, self-care tools for customers, referral discounts and a national marketing campaign. Plusnet also collected a number of industry awards during the year from Simplify Digital, Broadband Genie, PC Advisor and uSwitch. It was also ranked highest in the UK for customer service by JD Power. In April 2011 Plusnet launched its own, competitively priced super-fast fibre-based broadband proposition, offering customers download speeds of up to 40Mbps via FTTC.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 27

BUSINESS REVIEW     OUR LINES OF BUSINESS

Our television service, BT Vision, had 575,000 customers at 31 March 2011 (2010: 467,000). Following the Ofcom pay TV market investigation in March 2010, we launched Sky Sports 1 and Sky Sports 2 on BT Vision in time for the 2010-11 Premier League football season. We also launched the BBC iPlayer service on BT Vision and expanded our range of HD content, adding 3D movies for the first time and enhancing our HD download service to provide a better customer experience.
Our BT broadband customers benefit from free access to the largest wi-fi hotspot network in the UK. Comprising BT Openzone, BT Fon and Business Hubs, our customers can now get online at more than 2.8m locations. We have also launched the BT Fon application for smartphones and tablet computers which automatically connects to the BT wi-fi network and has been downloaded over half a million times.
In January 2011 we launched our new Home Hub 3, including Smart Wireless which looks for the best wireless channel to ensure the strongest possible connection at all times. It uses 39% less power and its smaller design typically uses 25% less plastic than previous models.
BT Business
BT Business has seen continued growth in IT services and mobility revenue up 17% and 14%, respectively, and an improvement in line losses with net line losses in the second half of 2011 being 35% lower than in the same period in 2010. During the year we launched a range of new business broadband propositions, offering a combination of competitive prices and tiered service levels as well as fibre-based broadband offers.
We have also built our capabilities in the IT services market through BT Engage IT and BT iNet. This year BT Engage IT announced it would offer ‘pay as you go’ information security from Symantec to offer value and flexibility to customers. BT iNet also now installs, integrates and maintains a virtual data centre hosting solution for SME customers. Our BT Business Direct online store provides IT, computing and networking equipment plus associated installation and support services for SMEs.
BT Enterprises
Note: BT Openzone revenues are currently recognised within other units.
BT Conferencing launched ‘Mobile Controller’ and ‘Desktop Controller’ products for audioconferencing services which allow customers to control their audioconferences from their mobile or desktop more easily. We also launched interoperability for our ‘telepresence’ videoconferencing services.
In 2011 BT Directories released the compact Phone Book, reducing its size by 15% to fit into letter boxes, saving 2,000 tonnes of paper each year. BT Directories also launched a free Android smartphone application to make The Phone Book available to mobile users.
BT Expedite delivered a new mobile-optimised web site for fashion clothing brand, Lyle & Scott and extended the multichannel capability for Pets at Home with the addition of “Click and Collect”.
The volume of traffic carried by the BT Openzone network more than doubled compared with the previous year to around 3bn minutes. In August 2010 BT signed a contract with Starbucks Coffee Company to provide wi-fi across some 140 Starbucks coffee shops in Germany, extending BT’s relationship with Starbucks in the UK and Ireland.
BT Ireland
While BT Ireland’s revenue was impacted by the challenging economic conditions, profits increased as a result of ongoing cost transformation programmes and the delivery of large retail and wholesale contracts.
During the year we rolled out super-fast fibre-based broadband services in Northern Ireland. This investment, in partnership with Northern Ireland’s Department of Enterprise, Trade and Investment (DETI), will result in 89% of lines being connected to a fibre broadband cabinet by March 2012.
In the Republic of Ireland, BT secured a number of significant contracts in the corporate, government and wholesale sectors including Danske Bank, Element Six and Pinebridge Investments.
Financial performance

	2011	2010	[a]	2009	[a]
	£m	£m		£m

Revenue	7,748	8,124		8,491
Net operating costs	5,964	6,347		6,906

EBITDA	1,784	1,777		1,585
Depreciation and amortisation	443	459		426

Operating profit	1,341	1,318		1,159

Capital expenditure	434	417		471
Operating cash flow	1,382	1,566		984

[a]	Restated. See page 106.
In 2011 revenue decreased by 5% (2010: 4%). Excluding a one-off benefit of £40m in 2010 relating to prior periods, the decrease was 4%. Revenue in the second half of 2011 was down 3%, an improvement on the 5% decline in the first half after excluding the one-off benefit in 2010.

BUSINESS REVIEW     OUR LINES OF BUSINESS

BT Consumer revenue decreased by 6% (2010: 3%) as the reduction in calls and lines revenue more than offset growth in broadband revenue.
BT Business revenue decreased by 1% (2010: 8% decrease), as declines in calls and lines revenue were largely offset by growth in IT services and mobility revenue.
BT Enterprises revenue decreased by 2% (2010: 2% increase) principally due to lower revenue in BT Redcare & Payphones.
BT Ireland revenue decreased by 6% (2010: flat). Excluding the negative impact of foreign exchange movements and the reduction in low-margin transit revenue, revenue decreased by 3%, in a difficult economic climate.

	2011	2010	[a]	2009	[a]
	£m	£m		£m

Products and services
Calls and lines	4,491	4,953		5,346
Broadband and convergence	1,311	1,258		1,253
ICT and managed networks	551	578		591
Other products and services	949	962		958

External revenue	7,302	7,751		8,148
Internal revenue	446	373		343

Total	7,748	8,124		8,491

[a]	Restated. See page 108.
Calls and lines revenue decreased by 9% in 2011 (2010: 7% decrease) in what continues to be a competitive market environment.
Broadband and convergence revenue increased by 4% (2010: broadly flat) reflecting the success of our broadband strategy, together with increased revenue from services such as mobility.
ICT and managed networks revenue decreased by 5% in 2011 (2010: 2% decrease).
Net operating costs decreased by 6% (2010: 8% decrease). The prior year included a favourable one-off internal rebate of £15m relating to prior periods. The decrease reflects the reduction in revenue but also our cost efficiency initiatives. Labour productivity efficiencies resulted in a 7% reduction in total labour costs. These savings were offset by the planned investment in subscriber acquisition costs, marketing and product development to drive future revenue growth.
The above factors contributed to a small increase in EBITDA to £1,784m in 2011 (2010: 12% increase). However, excluding the one-off benefits of £55m in 2010, the increase in 2011 was 4%.
Depreciation and amortisation decreased by 3% (2010: 8% increase) due to the lower level of capital expenditure in recent years.
Operating profit increased by 2% in 2011 (2010: 14% increase). Excluding the one-off benefits of £55m in 2010, the growth in 2011 was 6%.
Capital expenditure increased by 4% in 2011 (2010: 11% decrease) as a result of the continued investment in higher speed broadband services and the investment in the fibre-based broadband roll-out in Northern Ireland.
Operating cash flow decreased by 12% in 2011 (2010: 59% increase). This reflects the impact of some strong working capital receipts in 2010.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 29

BUSINESS REVIEW      OUR LINES OF BUSINESS

BT Wholesale
During 2011 we continued our transformation from a traditional product-based wholesale business to one focused on an IP future, entering adjacent markets such as digital content distribution and delivering long-term managed services to our wholesale customers.
£4,210m
Revenue
£1,316m
EBITDA
24%
of external revenue from managed network services contracts
40%
of external revenue under long-term contracts
Business overview
BT Wholesale provides a broad range of voice, broadband and data communications services, including managed network services (MNS) for fixed and mobile network operators (MNOs), ISPs and telecoms resellers in the UK.
Through our Media and Broadcast and agilemedia business units we also support the network needs of global broadcasting organisations, from connectivity and digital media management to production, post-production and interactive audience participation. Through close collaboration with Global Telecoms Markets – the wholesale arm of BT Global Services – the business also supports the needs of communications provider customers worldwide.
Over the last three years we have built a successful MNS business for fixed and mobile CPs with differing requirements, from fully managed network outsourcing for operators with significant network assets to white label managed services designed to help brand extenders with limited or no infrastructure.
We manage and support the network and services requirements of a number of national operators including KCOM Group, Virgin Media, Orange UK, Vodafone, O2 and MBNL. By making our networks and services available to other CPs, we provide them with an alternative to building their own network infrastructure.
We have long-term MNS contracts in place with all of the UK’s mobile network operators to help them manage the growth in mobile data and video content generated by 3G services with high speed data connections that link mobile base stations to their and BT’s core networks.

BUSINESS REVIEW     OUR LINES OF BUSINESS

Products and services
Wholesale broadband
We are the UK’s largest wholesale provider of broadband, nationally measured by reach and revenue. This includes sales to CP customers with their own broadband infrastructure but which choose our services outside their own network footprints, as well as other parts of the BT Group.
We offer a range of broadband services, delivered over copper and fibre with speeds of up to 8Mbps (ADSL), up to 20Mbps (ADSL2+) and up to 40Mbps over fibre. At 31 March 2011 our up to 20Mbps service, was available from exchanges serving over 65% of UK premises (2010: 55%). At the end of March 2011 more than 35 CPs were either selling or trialling our fibre-based broadband service.
Content distribution network
During the year we developed a content distribution network to help our CP customers manage the rapidly rising volume of video content which is being downloaded over fixed and mobile broadband networks. Our network will make this traffic more cost-efficient for CPs to manage and, through the provision of quality of service, will enable assured quality and a range of new business models for digital content.
Wholesale Ethernet
We offer IP-based Ethernet services giving customers high-speed data connectivity at a range of speeds up to 1Gbps. At 31 March 2011 Wholesale Ethernet over fibre was available from over 1,000 nodes throughout the UK (2010: 800 nodes).
Private and partial private circuits
BT Wholesale is a major provider of traditional data circuits in the UK which help our customers to extend the reach of their services and act as infill solutions for their own networks.
Capacity and call-based products
We continue to sell a wide range of capacity and call-based products and services, both regulated and non-regulated, using both traditional and IP technologies. As we refresh our core portfolio with next generation replacements, we are migrating these services to our IP network platform. One of these new products is IP Exchange, BT Wholesale’s global IP interoperability platform that allows CPs to manage traditional and IP voice calls on a single gateway, regardless of whether the calls are from mobile or fixed handsets.
White label managed services
Our white label managed services business enables customers with limited or no infrastructure to offer telecoms services such as telephony and broadband without the need to invest capital. We provide a complete service, from accepting and processing new orders through to customer service and end user billing.
Operating review
We are committed to becoming our customers’ partner of choice by continuously improving our service delivery and customer satisfaction, reducing cost, evolving our traditional product portfolio and launching new IP-based services.
We reduced operating costs by 11% in the year, largely by eliminating the cost of failure through improvements in the delivery of products and getting services ‘right first time’. We have reduced the cost of service delivery by 46% over the last three years, reduced discretionary spend and consolidated our property portfolio to reduce costs.
In May 2010 we announced the availability of our global IP Exchange platform, which is now in use by over 120 fixed-line and mobile operators worldwide. The number of minutes carried over the platform doubled over the last year.
We also launched a 1Gbps Ethernet service nationally in the UK and the sale of our fixed-line Ethernet service increased more than three-fold over the previous year.
In March 2011 we launched our first digital content distribution propositions to the UK market.
The majority of BT Wholesale’s largest UK customers by revenue have signed long-term contracts, typically for between three and five years. As a result, the proportion of our external revenue underpinned by long-term contracts remained at 40% in 2011.
Revenue from MNS contracts continued to grow, and accounted for 24% of external revenue in 2011, up from 21% in the previous year. These contracts include a high proportion of products and services with low levels of bespoke development. This allows us to defend existing product and service revenues, as well as creating new opportunities for growth.
During 2011 we signed managed network services contracts with a total order value of £1.2bn (2010: £1.8bn). These included:

Date	Customer	Details

May 2010	Scottish and Southern Energy (SSE)	Re-sign of a long-term agreement for fully managed voice and wholesale line rental services that SSE resells under its own brand to more than 250,000 consumers in the UK.

Feb 2011	KCOM Group	Five-year extension of our national managed network outsourcing agreement with KCOM Group with the addition of a hosted IP Voice service that KCOM is reselling.

A number of our existing managed network services agreements have led to follow-on contracts, such as a power management contract with Virgin Media.
 Our commercial satellite services are also helping non-governmental organisations provide critical aid services in hard to reach locations and support the delivery of education services in developing countries. Our satellite services are helping to improve the accuracy of European GPS services and are being used by UK energy suppliers to link remote wind farms in the UK to centralised monitoring systems.
During the year, BT Wholesale was named ‘Best Wholesale Carrier’ for the first time at the World Communication Awards 2010.
Financial performance

	2011	2010	[a]	2009	[a]
	£m	£m		£m

Revenue	4,210	4,592		4,800
– Internal revenue	980	1,226		1,228
– External revenue	3,230	3,366		3,572

Net operating costs	2,894	3,239		3,444

EBITDA	1,316	1,353		1,356
Depreciation and amortisation	619	680		686

Operating profit	697	673		670

Capital expenditure	329	325		435
Operating cash flow	911	917		903

[a]	Restated. See page 106.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 31

BUSINESS REVIEW     OUR LINES OF BUSINESS
In 2011 revenue declined by 8% (2010: 4% decline). After reflecting changes in the internal trading model in 2011, which impacted internal revenue by £204m in 2010, revenue declined by 4%. Excluding low-margin transit revenue, underlying revenue declined by 3%.

	2011	2010	[a]	2009	[a]
	£m	£m		£m

Products and services
Transit	895	976		1,134
Conveyance and interconnect	609	578		728
ICT and managed networks	771	715		518
Broadband and convergence	335	488		543
Calls and lines	282	316		398
Other products and services	338	293		251

External revenue	3,230	3,366		3,572
Internal revenue	980	1,226		1,228

Total	4,210	4,592		4,800

[a]	Restated. See page 108.
Transit revenue decreased by 8% (2010: 14% decrease) as a result of transit volume reductions and the price impact of regulatory mobile termination rate reductions.
Conveyance and interconnect revenue increased by 5% (2010: 21% decrease) driven by higher volumes.
Broadband and convergence revenue decreased by 31% (2010: 10% decrease) due to securing volumes under long-term MNS contracts and, to a lesser extent, the continuing trend of CPs switching to LLU provided by Openreach.
The declines have been partly offset by an increase of 8% in MNS revenue (2010: 38% increase). The rate of growth has slowed compared with 2010 as the focus on contracts has switched to delivery and achieving key milestones.
Calls and lines revenue decreased by 11% (2010: 21% decrease) reflecting lower circuit volumes as customers seek alternative products and services such as Ethernet.
Other products and services revenue increased by 15% (2010: 17% increase) partly driven by growth in IP-based Ethernet services.
Net operating costs decreased by 11% (2010: 6% decrease) or 5% after reflecting the impact of changes in the internal trading model. Excluding transit, the decrease was 3%. The decrease was partly due to the decline in revenue, but also due to the impact of our cost efficiency programmes principally through reductions in our total labour resource.
The above factors contributed to a 3% decrease in EBITDA (2010: broadly flat).
Depreciation and amortisation decreased by 9% to £619m (2010: 1% decrease).
Operating profit increased by 4% (2010: broadly flat) due to the decline in EBITDA being offset by lower depreciation and amortisation.
Capital expenditure increased by 1% (2010: 25% decrease), reflecting the increased investment in our Ethernet and Wholesale Broadband Connect footprints.
Operating cash flow decreased by 1% in 2011 (2010: 2% increase). After adjusting 2010 for the intra group VAT settlement with Openreach, operating cash flow decreased by 7%, primarily due to the timing of working capital payments and the increase in capital expenditure.

BUSINESS REVIEW     OUR LINES OF BUSINESS

Openreach
During the year we continued to roll out our super-fast broadband at scale and are on track to pass 5m homes inspring 2011. For the first time since we were formed, we have seen growth in our copper line base.
£4,930m
Revenue
£2,132m
EBITDA
11,000
Growth in copper line base in 2011
62%
Increase in Ethernet connections
Business overview
Openreach is responsible for the ‘last mile’ of the UK access network – the copper wires and fibre connecting homes and businesses to their local telephone exchange via fixed-line local and backhaul connections. Openreach connects 5,600 exchange areas through approximately 120m kilometres of copper wire. All Openreach customers – currently approximately 490 CPs, including other BT lines of business – are offered fair, equal and open access to its networks. We have nearly 19,000 field engineers who work on behalf of all CPs, enabling them to provide their customers with a range of services from analogue telephone lines to complex networked IT services.
Products and services
Wholesale line rental
Wholesale line rental (WLR) enables CPs to offer telephony services with their own brand and pricing structure over BT’s network.
Local loop unbundling
LLU enables CPs to use the lines connecting BT exchanges to end users’ premises, and to install their own equipment in those exchanges.
Ethernet
Openreach’s Ethernet products offer CPs a wide choice of high bandwidth circuits to build or extend their customers’ data networks.
Fibre-based broadband
Openreach plans to make fibre-based services available to 10m UK premises by 2012 and to two thirds of premises by the end of 2015, offering speeds of up to 100Mbps. Super-fast fibre access is provided by our Generic Ethernet Access product which comes in two types: FTTC offering download speeds of up to 40Mbps and upload speeds of up to 15Mbps; and FTTP offering download speeds of up to 100Mbps and upload speeds of up to 30Mbps. There are a number of CPs currently offering or trialling FTTC and FTTP.
At 31 March 2011 Openreach had identified 12 trial sites for its FTTP product and already passed over 12,000 UK premises.
Operating review
2011 was an extremely busy year for Openreach with high levels of demand across our products. At 31 March 2011 Openreach was providing 16.9m WLR lines to other BT lines of business, and 6.2m to other CPs.
By the end of the year, 89% of UK premises were served by an unbundled exchange and there were 15.7m unbundled lines in the UK, up 6.5% on the previous year. Of these, 8.1m were for other BT lines of business to support broadband services and 7.6m were for other CPs. Thirty CPs are providing unbundled services, and Openreach is fulfilling more than 100,000 LLU orders a week.
This increase in LLU uptake was stimulated by further demand in the broadband market and drove overall engineering provision visits up over 25% year-on-year. We completed over 65,000 Broadband Boost visits – where engineers visit homes to improve broadband services.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 33

BUSINESS REVIEW     OUR LINES OF BUSINESS
The 11,000 net increase in the copper line base was the first growth since the formation of Openreach in 2006.
We also began to see an acceleration in the number of end-users on our fibre-based services.
Across other products we continued to grow our Ethernet base with connections up 62%.
Repair visits increased 21% year-on-year partly because of the extra activity in the network. The repair workstack reached its peak during January and this was due to increased provision volumes coupled with very poor winter weather conditions and a 134% increase in faults relating to cable theft and vandalism. These attacks accounted for 85,000 faults on the live network.
Our focus on engineer task times (average task times for repair/provision fell 19% and 10%, respectively) and short-term use of additional engineering resource helped to improve the workstack as we reached the end of the year. The repair workstack increase resulted in a slight fall in our mean time between faults, which stands at one fault every 14 years, but still compares favourably with our historical performance.
Openreach operates an engineering fleet of more than 21,000 vehicles and is committed to finding innovative ways to minimise its environmental impact. For example, over 18,500 of our vehicles are now equipped with satellite location technology that is designed to improve the efficiency of engineering visits, thereby reducing fuel usage. During the year we have reduced our total fleet by just under 500 vehicles and on a like-for-like basis, considering the increases in both provision and repair visits, we reduced our fuel usage per visit by 11%.
Financial performance

	2011	2010	[a]	2009	[a]
	£m	£m		£m

External revenue	1,459	1,241		1,042
Revenue from other BT lines of business	3,471	3,923		4,189

Revenue	4,930	5,164		5,231
Net operating costs	2,798	3,204		3,235

EBITDA	2,132	1,960		1,996
Depreciation and amortisation	877	856		778

Operating profit	1,255	1,104		1,218

Capital expenditure	1,087	907		951
Operating cash flow	1,078	1,167		1,079

[a]	Restated. See page 106.
In 2011 revenue decreased by 5% (2010: 1% decrease). After reflecting changes in the internal trading model in 2011, which impacted internal revenue by £204m in 2010, revenue was 1% lower. Higher LLU and Ethernet volumes and provisions activity were largely offset by price reductions and the continued migration from WLR to lower priced Metallic Path Facility (MPF).
External revenue was £1,459m in 2011, an increase of 18% (2010: 19% increase) and reflects the continuing migration of end customers to other CPs’ WLR and LLU products. External revenue represented 30% of our revenue in 2011 (2010: 24%).
Revenue from other BT lines of business decreased by 12% to £3,471m in 2011 (2010: 6% decrease). After reflecting changes in the internal trading model, revenue from other BT lines of business decreased by 7% reflecting the shift of WLR and LLU volumes from other BT lines of business to external CPs and the effect of lower Ethernet prices, partly offset by volume increases.
Net operating costs reduced by 13% (2010: 1% decrease). After reflecting the impact of changes in the internal trading model and excluding leaver costs, net operating costs reduced by 5% in 2011 achieved through process efficiencies in volume engineering activities.
EBITDA increased by 9% (2010: 2% decrease) as the cost efficiencies have offset the reduction in revenue.
Depreciation and amortisation increased by 2% (2010: 10% increase) reflecting investment in our next generation broadband, Ethernet and fibre services.
Operating profit increased by 14% in 2011 (2010: 9% decrease).
Capital expenditure increased by 20% (2010: 5% decrease) due to the investment in our super-fast fibre-based broadband network and the increase in CP’s infrastructure build and provision activities.
Operating cash flow decreased by 8% (2010: 8% increase). After adjusting 2010 for the intra group VAT settlement with BT Wholesale, operating cash flow decreased by 2% in 2011 as the higher capital expenditure was largely offset by the increased EBITDA.

BUSINESS REVIEW     OUR LINES OF BUSINESS

BT Innovate & Design
BT Innovate & Design is responsible for the innovation, design, development and delivery of the processes, networks and platforms on behalf of the customer-facing lines of business. These are run by BT Operate.
BT Innovate & Design has an operating model focused on delivery, with strong cost and quality management, which includes the whole lifecycle of both the network and associated software. In addition, by having the innovation, design and development skills within one team we are able to bring innovation closer to the customer, bringing new ideas, products and services to market faster, cheaper and more effectively for our customers. This is supported through the use of global development centres in the UK, US, Europe and India which improve collaboration, agility and efficiency in network and software development by bringing together the development teams and customers.
We continue to reduce our cost base through a combination of cost controls and efficiency measures. In 2011 we reduced our unit costs by 12% (2010: 31%) through a quality delivery process, which focuses on re-use, consolidation and standardisation, by developing software which can be used to guide decisions about development, and supplier management.
 We embed sustainability into our current innovation and design approach by including energy usage as a design criteria in our network and service architectures both for BT internal use and to enable our lines of business to offer low carbon products and services to customers. For example, in 2011 we developed an ADSL technology called ‘Cool Broadband’ that configures ADSL lines to be ‘always available’ rather than ‘always fully on’ and has the potential to reduce energy consumption by around 30% per line without affecting the customer’s experience. During 2011 we successfully conducted customer trials and we are working with suppliers towards a development plan.
To ensure our focus on being a sustainable and responsible business leader well into the future, we have a dedicated research team focused on developing opportunities for future gains in energy and carbon management and on using cutting edge technologies to improve accessibility and inclusion for the hearing, sight and physically impaired.
BT Operate
BT Operate manages BT’s IT and network infrastructure platforms as a single converged operation, providing a seamless IT infrastructure. BT Operate also runs parts of other CPs’ networks on behalf of the customer-facing lines of business, and is responsible for delivery of the products and services BT sells to its customers.
We monitor the reliability of BT’s networks and systems, and during 2011 we had challenges but in the fourth quarter we saw an improvement in performance. A key driver to the improvement is due to uplifts on our core network platforms and systems infrastructure.

	Q4 2011	Q4 2010

Reliability performance measure	28.2% improvement over fourth quarter of 2010	10.8% improvement over fourth quarter of 2009	Reliability is measured as the reduction in frequency and duration of network and system outages for certain product journeys.

We establish and manage security policy and processes throughout BT, enabling us to meet the requirements of our customers, both in the UK and globally.
 BT Operate manages the group’s energy strategy which aims to reduce consumption, establish security of supply and reduce carbon emissions. Networks and data centres managed by BT Operate account for a significant amount of BT’s energy consumption in the UK.
This year, BT has reduced global energy consumption by 2.5% compared with 2010. This is the second consecutive year that BT has reduced overall energy consumption, despite additional energy required for business growth and expansion of networks. In the UK, energy consumption has reduced by 2.6% compared to 2010.
Our energy consumption reductions have been achieved by driving key initiatives including Smart Energy Control by delivering building energy management systems to many sites with further sites planned for 2012. They have also been achieved by replacing energy-inefficient equipment, and decommissioning and rationalising our estate.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 35

BUSINESS REVIEW
 OUR CORPORATE RESPONSIBILITY

•	Introduction

•	Building stronger communities

•	Reducing carbon emissions and our impact on the environment

•	Behaving responsibly

•	Our corporate responsibility risks

•	Further information
Taking corporate responsibility and sustainability seriously has been important to BT for many years. To better reflect this, we updated our business strategy this year, so that being a ‘responsible and sustainable business leader’ became one of our strategic priorities. This will help us to further integrate sustainability into our daily decision-making.
Our approach to developing and delivering our corporate responsibility
Introduction
We have a long track record of acting responsibly and supporting the communities to whom we deliver services. Our support for Children in Need telethons dates back to 1980, and that for Comic Relief to 1988. Our environmental management system dates back to 1991. We have long-standing ethical supply chain management processes and policies on equal opportunities, fair pay and anti-bullying.
One way in which businesses strive to do better in terms of acting responsibly is to compete with others for awards. We enter these to help benchmark ourselves against the efforts of other like-minded organisations. In 2011 we were proud that we maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index, as well as attaining a place in the FTSE4Good Index. We were in joint first place in the Carbon Disclosure Project’s Leadership Index, won the World Communication Award ‘Green Award’ and won the Edie Award for Environmental Excellence in the ‘Sustainable Transport’ category.
We are focused on a number of strategic priorities and in 2011 we added a new strategic priority – ‘to be a responsible and sustainable business leader’ – to leave no doubt about the importance we place on acting ethically and in the interests of the environment. This reflects an ongoing commitment to integrate the principles of sustainability into the way we do business.
We measure progress towards our corporate responsibility (CR) goals in accordance with the principles of the Connected Reporting Framework sponsored by HRH the Prince of Wales. Our sustainability report provides full details of our progress and can be found online at www.bt.com/betterfuture
We are focusing our activity on three areas to deliver our new strategic priority:
•	building stronger communities through the power of our technology and people

•	reducing carbon emissions and our impact on the environment through our operations and products

•	behaving responsibly towards our customers, people and suppliers.
The importance of CR is emphasised by the existence of a Board Committee dedicated to CR and chaired by the BT plc Group Chairman. We also receive advice from an external leadership panel of independent experts. See Report of the directors – Report of the Committee for Sustainable & Responsible Business on page 68 for more information.
Building stronger communities
We are using our technology and the skills and creativity of our people to make a positive difference to the communities in which we work.
Digital inclusion
The economic benefit of getting everyone online in the UK is estimated at £22 billion (the Economic Case for Digital Inclusion –PricewaterhouseCoopers LLP, October 2009). We help communities enjoy the benefits of technology through our commitment to improve digital inclusion. We aim to get at least 100,000 digitally excluded people online as part of our support for the UK’s Race Online 2012. We have underpinned this with our large investment in the UK’s digital infrastructure and programmes like our ‘Race to Infinity’ – an online vote which resulted in winning communities being prioritised as part of our fibre roll-out programme.

BUSINESS REVIEW     OUR CORPORATE RESPONSIBILITY

We support older and less able customers through our accessible services. In 2011 we launched BT’s ‘Including You’ website, which offers a range of accessible products and services for those who need extra help with communications. We are proud that the initiative was the first to receive a new accreditation mark from AbilityNet, a charity that enables people with disabilities to access technology and the internet.
Skills and training
We support customers who feel they do not have the skills to use our services through our ‘Get IT Together’ programme launched in 2010.
In many countries around the world we also provide community investment support to address digital inclusion locally. In India, our support for the Katha Information Technology and E-Commerce School (KITES) equips students with the IT skills that will help them to build promising careers in the local job market. We have digital inclusion programmes in the US, Colombia, Spain and South Africa. Our contribution to digital inclusion around the world supports our brand and helps us to contribute to building stronger local communities.
Charitable involvement
We work closely with charities to help them enhance their capacity and their fundraising. We help community and charity groups build an online presence through resources such as our Community Web Kit.
‘BT Troubleshooter’ is a new free service that gives UK charities access to BT people to help them to tackle particular problems.
Our support for telethons continues to assist charities with their fundraising. In 2011 our technology and employee volunteers helped Children in Need and Comic Relief raise over £34m through BT supported telethons.
In April 2011 BT launched a new online fundraising service for UK charities called MyDonate (www.bt.com/mydonate), the first online fundraising service not to charge a subscription fee or take commission. We developed the MyDonate service with a number of charities – including Cancer Research UK, Changing Faces, Kid’s Out, NSPCC and Women’s Aid. We were encouraged that within days of launch, hundreds of charities had signed up to exploit this new platform for giving.
We also support our employees in their involvement in charities and community groups. We did this in 2011 through our employee volunteering programme, our employee charity match programme and through our BT Community Champions programme. In 2010 we asked our people to vote on which charities they wanted to be the company’s fundraising charity partners. They chose Cancer Research UK to join ChildLine. We are pleased to work with these organisations.
Overall this year BT invested money, time and in-kind contributions worth £27.6m in supporting responsible and sustainable business activities.
Reducing carbon emissions and our impact on the environment
BT aims to reduce its impact on the environment through a range of initiatives. These include reducing energy and water use, generating our own renewable energy, bringing down waste and implementing responsible product stewardship.
Reducing our own emissions and energy usage
Our aim is to continue to reduce carbon emissions. We have set ourselves an ambitious carbon emissions reduction target linked to our economic contribution to GDP. In 2011 we reduced our carbon emissions intensity per unit of value added (our contribution to GDP) by 59% compared with 1997. We continue to make good progress towards our target of achieveing an 80% reduction in our worldwide emissions intensity by 2020, compared with 1997. A description of our energy reduction progress and how it was achieved is included in the BT Operate section on page 35.

In 2007 we announced plans to develop our own onshore wind farms so that we can produce around 25% of our electricity from renewable resources by 2016. This has proved challenging in terms of securing planning permission. However, we have had one site agreed in North East England and others are in train.
Engaging with the UK Government
Through our actions and engagement with the UK Government, we are trying to encourage investment in low-carbon electricity generation. One way to help stimulate the creation of a clear market for renewable and low-carbon energy would be to introduce a colour-coded label on all electricity sold in the UK, enabling customers to easily assess the green credentials of the electricity they buy. Such a system has worked successfully in driving low-carbon purchasing decisions in other markets such as white goods and vehicles.
We believe this type of transparent carbon information, supported by tax incentives, would stimulate demand for green energy, and help the UK to move more quickly to a low-carbon energy market. It would also resolve the problem of ‘double-counting’ of green electricity and remove the confusion surrounding current ‘green tariffs’.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 37

BUSINESS REVIEW     OUR CORPORATE RESPONSIBILITY
Engaging with vendors
In February 2011 we introduced a new procurement standard requiring all suppliers to measure and report their carbon and greenhouse gas emissions and set reduction targets. This is designed to encourage supplier innovation and to speed up development of low-carbon technologies. We ran workshops in partnership with the Carbon Trust this year to help 80 UK SMEs improve their understanding of climate change and develop action plans to reduce their impact.
Engaging with customers
Reports such as SMART2020 show that the ICT sector as a whole has the opportunity to help society reduce global carbon emissions by as much as 15% by 2020. We work with customers to help them to reduce their carbon emissions and energy consumption through the supply of energy-efficient products and solutions. We encourage business customers to replace travel with digital communications and in the UK we announced a smart metering consortium in partnership with Arquiva and Detica. These and other low-carbon opportunities are realised through our customer-facing lines of business and described in BT Global Services on page 23 and BT Retail on page 26.
Behaving responsibly
We strive to behave responsibly towards our customers, suppliers, employees and neighbours.
We expect everyone at BT to meet high ethical standards and we want to do business with suppliers and customers we can trust and who share our values.
We have a governance structure in place to monitor that our ethical policies reflect best practice and are routinely applied.
We are implementing an anti-corruption and bribery programme to build on our ethical culture. We have policies and procedures in place to mitigate the risk of any BT employee, or anyone acting on our behalf, breaching our ethical code of conduct.

Ethical performance measure – an index measured on a five point scale of the success of BT’s employee awareness and training.
Non financial performance

Target 2012	2011	2010	2009

Maintain or improve our 2011 index score	4.16	4.10	New in 2010

Financial performance

Revenue support Customer bids with a sustainability element	£2.1bn	£2.1bn	£1.5 bn

We take our responsibilities as an ISP seriously. Using Cleanfeed – our content filtering solution – BT continues to prevent inadvertent access to images of child sexual abuse as identified by the Internet Watch Foundation. We have shared, without charge, the technical solution with other carriers. To supplement this, in March 2011 BT launched a new range of printed and online safety advice to help parents keep children safe on the internet. At the same time we launched a major campaign to prompt BT broadband customers to consider BT’s free Family Protection parental-control software. The software is offered automatically as part of the install process.
BT is participating in research at the University of Cambridge, Massachusetts Institute of Technology and Tsinghua University, assessing how people react to technological change and how these changes affect the productivity and well-being of individuals and society as a whole.
BT’s approach to privacy and data protection includes both technological solutions and a focus on employee awareness and behaviour. In 2011 we established a number of regional governance committees which oversee our approach and monitor progress.
Disaster response and resilience
Resilience is incorporated into the design of our network, but disasters and emergencies can strike unexpectedly. BT has formal legislative civil contingency responsibilities as a UK Category Two responder. As the largest guardian of Britain’s telecommunications Critical National Infrastructure (CNI) we are responsible for maintaining communications for our customers, including other CPs, as well as national, regional and local government, emergency services and public sector bodies. We also aim to help shape and implement best practice.
We extend this core value of being a responsible business into our community investment focus through engagements with the Disaster Emergency Committee (DEC), the British Red Cross and the American Red Cross and via maintaining a dedicated emergency response team.
Our corporate responsibility risks
We quantify the most significant social, environmental and ethical risks to BT in our corporate responsibility risk register. This is updated twice a year and reviewed annually.
The current corporate responsibility risks which we monitor and report on are:
•	health and safety risks to employees and the public exposed to BT operations

•	breach of integrity or unintended release of private customer data leading to a loss of trust in BT

•	mitigating climate change impacts such as increased costs associated with changing legislation

•	adapting our business to reduce our exposure to the direct impacts of climate change, such as severe weather

•	ensuring that our activities and their outcomes meet legal or ethical standards for a diverse workforce

•	unacceptable supply chain working conditions.
Where appropriate, references are made within the Our risks section on page 39 to the aspects referred to above.
Further information
More detailed information about our CR and sustainability performance is available in our independently verified 2011 sustainability report at www.bt.com/betterfuture

BUSINESS REVIEW
OUR RISKS

•	Our approach to managing risk

•	Principal risks and uncertainties

•	Our risks
—	Security and resilience

—	Major contracts

—	Pensions

—	Growth in a competitive market

—	Communications industry regulation

—	Compliance in a global environment

—	Supply chain
Risk management is integral to our business and is central to the successful delivery of our objectives. Our risk management approach supports the creation and maintenance of shareholder value whilst promoting the interests of our many stakeholders through the safeguarding of our assets – people, property and resources –and of our reputation.
Our approach to managing risk
BT has in place group-wide risk management processes for the identification, evaluation, treatment and subsequent monitoring of risks which may significantly threaten the accomplishment of our objectives and long-term strategic aims. Our risk management processes are operated within BT lines of business (LoB), internal service units, group functions, contracts, projects and programmes and are aggregated at group level. The approach is defined in our group-wide risk management policies.
Management is responsible for identifying, evaluating, mitigating and monitoring risks. Those risks which are significant to the group are reported and monitored through the Group Risk Register (GRR) which is formally updated quarterly. The GRR includes those risks identified from across the group, which are significant as assessed on a quantitative and qualitative basis. Each risk, including those in the GRR, is assigned a management owner who is responsible for the ongoing monitoring of the risk including changes to the risk profile and progress of the mitigations.
The Board has overall responsibility for ensuring that our risks are managed appropriately and, either directly or through its sub-committees, the Operating Committee and the Audit & Risk Committee, undertakes regular reviews of the management of the risks at group-wide, LoB, internal service units and group function levels.
The Board and the Operating Committee are supported in their oversight of risk management by the Group Risk Panel who review the GRR quarterly, consider new or emerging risks, make recommendations on the strength of mitigations and monitor the work of the Group Risk Management function. Our reporting is structured so that emerging key issues are escalated through management to the Board as appropriate.
Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks and uncertainties, some of which are not within our control. Many of our risks are similar to those of comparable companies in terms of scale and operation. Economic uncertainty remains a major challenge to businesses globally and we remain conscious of those risks in all our business undertakings. Compliance in a global environment and supply chain are now recognised as principal risks along with those risks reported on last year which were: security and resilience; major contracts; pensions; growth in a competitive market and communications industry regulation.
This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. These risks have the potential to impact our business, revenues, profits, assets, liquidity and capital resources adversely. Our processes are designed to give reasonable, but cannot give absolute, assurance that the risks significant to the group are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.
We have included comment on mitigations that we apply to help us manage the risks; however it is possible that not all of these mitigations will be successful. The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward- looking statements for this document and the Cautionary statement regarding forward-looking statements on page 162.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 39

BUSINESS REVIEW     OUR RISKS
Our risks
Security and resilience
BT is dependent on the secure operation and resilience of its information systems, networks and data. The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information.
BT stores and transmits data for its own purposes and on behalf of customers, all of which needs to be safeguarded from potential exposure, loss or corruption, and therefore receives a high level of management attention and security measures.
Certain of our customers require specific, highly sophisticated security provisioning which we are contractually obliged to meet and through our continuing success in meeting those requirements we are able to differentiate our offerings from those of our competitors.

Impact
Failure or interruption of data transfer could have a significant adverse effect on the business. A breach of our security and/or resilience affecting BT’s own operations or those of our customers could lead to an extended interruption to network services and even national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue and reduced cash resources. Additional reputational damage and financial loss may arise from a breach involving a legal failing such as breaching data protection requirements.
Risk mitigation
We operate well established policies addressing the security and resilience requirements of our operations, our systems and systems operated by us for our customers. We have a corporate resilience strategy and business continuity plans in place designed to deal with catastrophic events including, for example, major terrorist action, industrial action, cyber-attacks or natural disasters.
Our mitigations for this diverse risk are continuously reviewed and updated which, in 2011, led to more stringent application of data encryption and segregation measures, the deployment of increasingly sophisticated anomaly and intrusion detection systems, and migration to distributed and virtual data centre designs that provide much greater inherent resilience.

Major contracts
We have a number of complex and high value contracts with certain customers. The profitability of, and revenue arising from, these contracts is subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers; and other factors. Any of these factors could make a contract less profitable or even loss making.
The degree of risk varies generally in proportion to the scope and life of the contract and is typically higher in the early transitional and transformational stages of the contract. Some customer contracts require significant investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be adversely impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases.

Impact
Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses may lead to a reduction in our expected future revenue, profitability and cash generation. We may lose significant revenues due to the merger or acquisition of customers, changes to customer strategy, business failure or contract termination. Failure to replace the revenue and earnings thereby lost from such customers will lead to reduction in revenue, profitability and cash flow.
Risk mitigation
We have developed business processes in support of each stage of the major contract life cycle: bid, in life, renewal and termination. Our programme of in-life reviews has been enhanced over the past two years and is designed to validate financial and non-financial controls over delivery of the contracts and incorporates tiered levels of defined review according to the scale and complexity of the contract. All our contracts are subject to regular management review and many are subject to independent review (both internal and external) as part of that governance. Independent review helps us identify lessons learned and to promulgate best practice through the business.

BUSINESS REVIEW     OUR RISKS

Pensions
We have a significant funding obligation to a defined benefit pension scheme. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan was agreed with the Trustee in February 2010. Under this prudent funding valuation basis the deficit was £9bn and a 17-year recovery plan was agreed. Details of the valuation assumptions and recovery plan are set out in note 23 to the financial statements.
The valuation and the recovery plan are under review by the Pensions Regulator whose initial view was that they had substantial concerns with certain features of the agreement. Their review is now on hold and is not expected to recommence until the outcome of the final Court decision, including any potential appeals, is known on the Crown Guarantee. Accordingly, as matters stand, it is uncertain as to when they will conclude their review. This uncertainty is outside of our control. However, we do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.

Impact
An increase in the pension deficit and associated funding requirements would have a direct adverse impact on the future cash resources of the group. Indirectly it may also have an adverse impact on the group’s share price and credit rating. A deterioration in the credit rating would increase the group’s cost of borrowing and may limit the availability or flexibility of future funding thereby affecting the ability of the business to invest, pay dividends or repay debt as it matures.
Risk mitigation
Since the funding valuation at 31 December 2008 there have been a number of significant developments. With effect from 1 April 2009 a number of benefit changes were implemented which reduce the cost of future benefit accruals and the associated risks. During 2011 the UK Government decision to change the indexation of pension benefits from the Retail Prices Index to the Consumer Prices Index has affected some sections of the BTPS and resulted in a significant reduction in the liabilities and associated risks.
The returns generated on the assets since 31 December 2008 have also been significantly greater than assumed in the funding valuation. As a result the Trustee’s initial estimate is that the funding valuation had reduced to £3.2bn at 31 December 2010 after the deficit payment of £0.5bn in March 2011. We took the opportunity to accelerate the deficit payment due in December 2011 to March 2011 as it was economically advantageous to do so.
The investment performance and liability experience as well as the associated risk exposures are regularly reviewed and monitored by both the company and the Trustee of the scheme.

Growth in a competitive market
We operate in markets which are characterised by high levels of competition including: regulatory intervention on promoting competition; declining prices; technology substitution; market and service convergence; customer churn; declining rates of market growth; and emerging competitors with non replicable sources of competitive advantage.
A significant proportion of our revenue and profit are generated in the UK telecommunications markets which are experiencing limited growth in revenue terms and in many cases are highly competitive. Revenue from our fixed line calls and lines services to consumers and businesses have historically been in decline. Our ability to deliver profitable revenue growth depends on delivering on our strategic priorities (see page 11).

Impact
Failure to achieve profitable revenue growth through our strategic priorities (see Our business and strategy on pages 10 to 13 for further details) may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.

Risk mitigation
We have a clearly defined strategy aimed at delivering growth, as set out on pages 10 to 13, the successful delivery of which will address the need for growth in revenue.
Our strategic priorities are underpinned by our view of the markets in which we operate. Performance against our business plans is closely monitored by management allowing interventions where appropriate.
The group has a well developed cost transformation programme in place which has achieved significant savings and which has from a profitability perspective mitigated the revenue declines and helped ensure a competitive cost base.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 41

BUSINESS REVIEW     OUR RISKS

Communications industry regulation
Some of our activities continue to be subjected to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash resources. Many of our wholesale fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we can charge for many of our services and the extent to which we have to provide services to other CPs. In recent years the effect of these controls has required us to reduce our prices, although in some recent cases, prices have been allowed to increase in real terms.
Regulatory authorities may increase the severity of the price controls, extend the services to which controls apply or extend the services which we provide to other CPs. These controls may adversely affect our market share, our ability to compete and our future profitability and cash resources. Wholesale customers may also raise disputes with Ofcom, seeking lower prices on wholesale services which are not subject to direct price control.

Impact
In recent years, changes in price controls have required us to reduce our prices and in some instances to make payments in respect of retrospective price adjustments. Additional or more substantial regulatory price reductions could constrain our revenue growth. Regulatory actions may also indirectly affect us. For example, Ofcom has reduced the mobile termination rates that mobile network operators can charge to terminate calls on their network. There will be a stepped reduction in prices over four years starting from April 2011. This regulatory action will have a significant impact on future transit revenues in the UK and Europe.
We may be required to provide new services to wholesale customers on a non-discriminatory basis, increasing our costs and increasing retail competition. Disputes may result either in reduced revenue or increased costs going forward. We may also be required to make retrospective payments to CPs if it is ruled that past charging mechanisms we have applied have overcharged CPs. Appeals may change Ofcom’s decisions, which had originally been concluded in our favour.
Risk mitigation
We continuously monitor and review potential regulatory changes and disputes, and maintain a strategic dialogue with regulators and other key influencers on critical issues.

Compliance in a global environment
Some of the countries where we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly. Legislation is increasingly multi jurisdictional and the potential penalties, including fines, that have been levied against a number of organisations, have grown in frequency and value.
Legal compliance obligations include antitrust and anti-corruption legislation, competition law, data privacy, trade sanctions, import and export controls, taxation and telecommunications regulatory requirements. The UK Bribery Act which comes into effect in July 2011 with increased penalties for non-compliant businesses introduces the offence of failing to prevent bribery. With the breadth of BT’s operations and complex commercial relationships we must ensure that we and our business partners are compliant as a continuing priority.

Impact
Failure to comply with legal requirements can have a significant impact and lead to a loss of reputation and damage to our brand with investors, regulators and customers. Non-compliance with legislation, including requirements to maintain adequate systems and controls, may also lead to prosecution, penalties and in some cases could lead to litigation and loss of revenues and loss of profits.
Failure by our employees, suppliers or agents to comply with anti-bribery and corruption legislation (including the US Foreign Corrupt Practices Act and the UK Bribery Act), or any failure in our policies and procedures to monitor and prevent non-compliance, anywhere in the world, could result in substantial penalties, criminal prosecution and significant damage to our reputation.
Risk mitigation
We have in place a number of established controls to address this risk including: a clear and comprehensive code of conduct, ‘The Way We Work’, which is part of the mandatory training of all employees; compliance policies; global training programmes promoting adherence to applicable laws; a BT Ethics programme introduced to increase the due diligence of our suppliers, contractors, agents and business consultants; and a programme of assurance within the business. On a regular basis, we also review our anti-corruption and bribery measures and are implementing additional procedures.

BUSINESS REVIEW     OUR RISKS

Supply chain
We are dependent upon our supply chain for the delivery of goods and services on time, to cost and specification. A number of factors, including the continuing economic uncertainty have contributed to a heightening of the risk of this reliance. Failure of any of our critical suppliers to meet agreed deliverables could adversely impact our customer service, product launch, business critical systems updates, revenues or cost efficiency.
BT is committed to ensuring that all dealings with suppliers, from selection and consultation, to contracting and payment are conducted in accordance with our trading and ethical policies.
Our supply chain is truly global and we aim to harness the capability, diversity and innovation of our supply market to add value to our business and customers. Many suppliers are being impacted by the economic downturn and the challenges of globalisation. This is introducing further risk in our supply chain which includes, but is not limited to: increase in supplier insolvency; lack of supplier resilience following a disaster; corporate social responsibility risks in our extended supply chain; and security risks relating to data protection.

Impact
Our suppliers could be adversely affected by economic conditions which in turn could impact their ability to meet their obligations to us or, in the extreme, cause them to fail. If we are unable to contract with an alternative supplier our customer commitments could also be compromised leading to contractual breach, loss of revenue, penalties or increased costs.
A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.
Risk mitigation
We continue to mitigate this risk through a number of measures including: globally coordinated vendor management programmes; rigorous bid controls; supplier risk assessments including focus on our most critical suppliers; our Procurement Academy Programme, an internal training initiative; anti-corruption and bribery awareness training; and CR and Compliance Health Checks. We work with our suppliers to ensure that the goods and services that we buy are made, delivered and disposed of in a socially and environmentally responsible manner.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 43

FINANCIAL REVIEW

45	INTRODUCTION FROM THE GROUP FINANCE DIRECTOR

46	FINANCIAL PERFORMANCE
46	Summarised income statement
46	Group results
46	Outlook
46	Revenue
47	Other operating income
47	Transforming our cost base
48	Adjusted EBITDA
49	Operating profit
49	Net finance expense
49	Associates and joint ventures
49	Profit before taxation
49	Taxation
49	Adjusted earnings per share
50	Dividends

50	LIQUIDITY
50	Free cash flow
50	Summarised cash flow statement
51	Taxation

52	FUNDING AND CAPITAL MANAGEMENT
52	Capital management and funding policy
54	Contractual obligations and commitments
54	Off-balance sheet arrangements
54	Quantitative and qualitative disclosures about interest, foreign exchange, credit and liquidity risks
54	Going concern

54	FINANCIAL POSITION AND RESOURCES
54	Summarised balance sheet
56	Acquisitions and disposals
56	Legal proceedings
56	Principal accounting policies, critical accounting estimates and key judgements

56	ALTERNATIVE PERFORMANCE MEASURES
56	Introduction
56	Specific items
57	EBITDA
57	Adjusted earnings per share
58	Free cash flow
58	Net debt

FINANCIAL REVIEW
INTRODUCTION FROM THE GROUP FINANCE DIRECTOR

How we performed in 2011
2011 performance against our financial outlook
In May 2010 we set out our financial objectives for the three-year period to 2013. We said we expected to improve our revenue trends and to grow EBITDA and free cash flow, while investing in the business, reducing net debt, supporting the pension fund and paying progressive dividends.
In 2011 we have made good progress towards achieving these objectives and have delivered full year results in line with or ahead of our outlook for the year. Market conditions remain challenging, with the UK telecoms market being one of the most competitive in the world. However, we have delivered some significant milestones in 2011 and have exited the year in the right place to continue to deliver against our financial objectives over the next two years.
Revenue trends
Revenue declined by 4% to just over £20bn in 2011. Excluding foreign exchange movements and the reduction in low-margin transit revenue which includes the impact of mobile termination rate reductions, underlying revenue excluding transit was down 3% in 2011.
Growing EBITDA and earnings per share
The execution of our cost transformation programmes have helped deliver over £1bn of operating cost reductions in 2011, ahead of our outlook for the year. Overall, adjusted EBITDA grew by 4% to £5,886m in 2011, also ahead of our outlook for the year.
Higher operating profit and lower finance expense increased adjusted earnings per share by 21% to 21.0p in 2011.
Growing free cash flow
We generated adjusted free cash flow of £2.2bn in 2011, well ahead of our initial outlook of around £1.8bn for the year. This reflects our improved profitability and working capital performance and is after investing £2.6bn in capital expenditure. BT Global Services achieved their operating cash flow positive milestone a year ahead of expectations.
Investing in the business
The savings we have made in operating costs and working capital improvements have enabled us to invest in the future of our business both in terms of capital and operating expenditure. Our fibre roll-out is one of the most rapid in the world and we are on track to pass 5m premises by spring 2011. We have significantly increased the number of customers enjoying next generation broadband services and have invested in reducing the number of faults in our network and getting things ‘right first time’ for our customers.
Reducing net debt and supporting the pension fund
Net debt has reduced by £467m to £8,816m, in line with our outlook to be below £9bn by 31 March 2011. This is after making pension deficit payments of £1,030m, including £505m brought forward from December 2011. We also repaid maturing debt of £2.5bn from our existing cash and investment balances and agreed a new five-year £1.5bn committed facility. There are no further significant debt maturities until 2013. The IAS 19 net pension position has significantly reduced by £4.3bn to a deficit of £1.4bn, net of tax, at 31 March 2011.
Progressive dividends
As we stated in 2010, the Board is committed to paying progressive dividends, whilst balancing the need to invest in the business, reduce our net debt and support the pension fund. Taking these considerations into account, the Board is proposing a full year dividend of 7.4p, up 7%.
Outlook
We expect underlying revenue excluding transit to grow in 2013. Adjusted EBITDA is expected to show further growth in 2012 and to be above £6.0bn in 2013. We expect adjusted free cash flow to be above the 2011 level in 2012 and 2013, with BT Global Services generating operating cash flow of around £200m in 2012.
Tony Chanmugam
Group Finance Director

11 May 2011

How we performed in 2011

Outlook
	May 2010	Result

Revenue	c.£20bn	£20.1bn	✓

Operating cost savings	c.£900m	£1.1bn	✓

Adjusted EBITDA[a]	in line with 2010[b]	£5.9bn	✓

Adjusted free cash flow[a,c]	c.£1.8bnb	£2.2bn	✓

Net debt[a]	<£9bn	£8.8bn	✓

[a]	Adjusted EBITDA, adjusted free cash flow and net debt are non-GAAP measures. See pages 56 to 58 for details.
[b]	Adjusted EBITDA and adjusted free cash flow outlook updated in November 2010 to be around £5.8bn and £2bn.
[c]	Before pension deficit payments.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 45

FINANCIAL REVIEW
FINANCIAL PERFORMANCE
Summarised income statement

	Year ended 31 March 2011
	Before
	specific items	Specific items	Total
	£m	£m	£m

Revenue	20,076	–	20,076
Other operating income	373	–	373
Operating costs excluding depreciation and amortisation	(14,563)	(329)	(14,892)

EBITDA	5,886	(329)	5,557
Depreciation and amortisation	(2,979)	–	(2,979)

Operating profit	2,907	(329)	2,578

Net finance expense	(845)	(79)	(924)
Share of post tax profits of associates and joint ventures	21	–	21
Profit (loss) on disposal of interest in associate	–	42	42

Profit (loss) before taxation	2,083	(366)	1,717
Taxation (expense) credit	(452)	239	(213)

Profit (loss) for the year	1,631	(127)	1,504

Group results
In this Financial review we discuss the financial results of the group for 2011, 2010 and 2009. We explain financial performance using a variety of measures. In particular, in this Financial review, we principally discuss the group’s results on an ‘adjusted’ basis being before specific items. The rationale for using adjusted measures is explained on page 56. A definition of specific items is set out on page 56. Specific items for 2011, 2010 and 2009 are disclosed in note 8 to the consolidated financial statements and summarised on pages 56 to 57 of this Financial review. In 2011 net interest on pensions has been included in specific items because of its volatile nature, and also the BT Global Services contract and financial review charges in 2009 by virtue of their size and nature. Accordingly, specific items for comparative periods have been re-presented to reflect this reclassification.
We also explain financial performance using measures that are not defined under IFRS and are therefore termed non-GAAP measures. The non-GAAP measures we use in this Financial review are adjusted and reported EBITDA, adjusted and reported free cash flow and net debt. Each of these measures is discussed in more detail on pages 56 to 58.
In this Financial review, references to ‘2011’, ‘2010’ and ‘2009’ are to the financial years ended 31 March 2011, 2010 and 2009, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2011.
Outlook
We are focusing on long-term profitable revenue growth. Underlying revenue excludes the impact of foreign exchange movements, acquisitions and disposals and specific items. As transit traffic is low-margin and significantly impacted by regulatory reductions in mobile termination rates, with no impact on the group’s profitability, we have excluded transit from our key measure of the underlying revenue performance of the group. Transit revenue declined by £214m in 2011, and we expect it to decline by around a further £400m in 2012 and £200m in 2013, largely due to mobile termination rate reductions. Underlying revenue, excluding transit was down 3% in 2011 and we expect it to be in the range down 2% to flat in 2012 and to grow by up to 2% in 2013.
Adjusted EBITDA is expected to show further growth in 2012 and to be above £6.0bn in 2013. We expect adjusted free cash flow to be above the 2011 level in 2012 and 2013, with BT Global Services generating operating cash flow of around £200m in 2012.
Revenue
In 2011 revenue decreased by 4% (2010: 2% decrease). Excluding the negative impact of foreign exchange movements and the reduction in low-margin transit revenue, underlying revenue excluding transit was down 3%.
Products and services revenue
Our products and services include telecommunications services provided in the UK and also a wide range of products and services provided globally. These are designed to meet the demand for IT infrastructure and solutions and satisfy the expansion of broadband.

FINANCIAL REVIEW     FINANCIAL PERFORMANCE

Year ended 31 March 2010			Year ended 31 March 2009
Before			Before
specific items	Specific items	Total	specific items	Specific items	Total
£m	£m	£m	£m	£m	£m

20,911	(52)	20,859	21,431	(41)	21,390
378	2	380	352	(13)	339
(15,650)	(427)	(16,077)	(16,545)	(1,993)	(18,538)

5,639	(477)	5,162	5,238	(2,047)	3,191
(3,039)	–	(3,039)	(2,890)	–	(2,890)

2,600	(477)	2,123	2,348	(2,047)	301

(890)	(268)	(1,158)	(933)	313	(620)
25	29	54	39	36	75
–	(12)	(12)	–	–	–

1,735	(728)	1,007	1,454	(1,698)	(244)
(398)	420	22	(361)	414	53

1,337	(308)	1,029	1,093	(1,284)	(191)

Our products and services are sold separately or as part of solutions whereby they work together as a unified offering. An analysis of revenue by major product and service category is set out below:

	2011	2010	2009
	£m	£m	£m

Products and services
ICT and managed networks	6,632	6,574	6,382
Broadband and convergence	2,767	2,677	2,618
Calls and lines	5,595	6,225	6,799
Transit	1,518	1,758	2,003
Conveyance, interconnect circuits, WLR, global carrier and other wholesale	1,471	1,451	1,506
Other products and services	2,093	2,226	2,123

Revenue	20,076	20,911	21,431

Descriptions of products and services provided by individual lines of business is included in Our lines of business on pages 23 to 35.
ICT and managed networks
In 2011 ICT and managed networks revenue increased by 1% (2010: 3% increase). This growth was mainly due to a continuation of the trends from 2010 with an increase in MNS revenue in BT Wholesale and growth in networked IT services revenue in BT Global Services.
Broadband and convergence
In 2011 broadband and convergence revenue increased by 3% (2010: 2% increase) due to the continued growth in broadband revenue in BT Retail and the increase in LLU revenue in Openreach. This was offset by a decline in broadband revenue in BT Wholesale, reflecting the trend of CPs continuing to switch to LLU provided by Openreach and due to BT Wholesale securing volumes under long term MNS contracts.
Calls and lines
In 2011 calls and lines revenue decreased by 10% (2010: 8% decrease). The continuing decline reflects the challenging market conditions, particularly in the business sector, and the migration from fixed-line calls to broadband, data and IP services.
Transit
In 2011 transit revenue decreased by 14% (2010: 12%). The decrease in both years is due to the impact of regulatory mobile termination rate reductions and the continued decline in low margin transit volumes.
Conveyance, interconnect circuits, WLR, global carrier and other wholesale products
In 2011 revenue from conveyance, interconnect circuits, WLR, global carrier and other wholesale products was broadly flat (2010: 4% decrease).
Other products and services
Other products and services revenue principally comprises BT Global Services revenue from non UK global products and revenue from BT Retail’s Enterprises division including BT Conferencing, BT Directories and BT Redcare & Payphones. In 2011 revenue from other products and services decreased by 6% (2010: 5% decrease).
Other operating income
Other operating income was £373m in 2011, broadly flat compared with 2010 (2010: 7% increase). The increase in 2010 was principally due to an increase in the profit on sales of scrap and cable recoveries due to increased copper market prices and supplier settlements.
Transforming our cost base
In 2011 we have continued our programme of cost transformation and delivered cost savings of £1,087m, a 7% reduction (2010: 5% reduction). The key drivers of this reduction have been vendor negotiations and price reductions and the transformation and re-engineering of our business activities, delivering improvements in the efficiency and effectiveness across the group.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 47

FINANCIAL REVIEW     FINANCIAL PERFORMANCE

[a]	Operating cost reductions exclude specific items and depreciation and amortisation.

[b]	Includes net labour costs, property and energy costs, network maintenance and IT costs and general and administrative costs.
Operating costs
Operating costs before specific items are shown below:

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Staff costs
Wages and salaries	3,947	4,182	4,499
Social security costs	456	447	432
Pension costs	416	304	544
Share-based payments	68	71	141

Total staff costs	4,887	5,004	5,616
Own work capitalised	(718)	(575)	(673)

Net staff costs	4,169	4,429	4,943
Indirect labour costs	629	722	1,114

Net labour costs	4,798	5,151	6,057
Payments to telecommunications operators	3,740	4,083	4,266
Property and energy costs	1,149	1,284	1,292
Network maintenance and IT costs	706	781	742
Other operating costs	2,786	2,927	2,710
General and administrative costs	1,384	1,424	1,478

Operating costs before depreciation and amortisation	14,563	15,650	16,545
Depreciation	2,288	2,304	2,249
Amortisation	691	735	641

Operating costs	17,542	18,689	19,435

Staff costs
Wages and salaries decreased by 6% to £3,947m (2010: 7% decrease), largely due to the impact of labour resource reductions and efficiencies and lower leaver costs, partly offset by pay inflation and increased overtime. Leaver costs, included within wages and salaries, were £57m (2010: £142m, 2009: £204m).
The pension charge for 2011 was £416m, compared with £304m in 2010 and £544m in 2009. The increase in the pension cost in 2011 reflects the lower discount rate and higher inflation assumptions at the start of the year. The decrease in the pension cost in 2010 reflects the impact of the changes to benefit accruals in BTPS with effect from 1 April 2009, partly offset by an increase in social security costs as BTPS ceased to contract out of the State Second Pension.
Share-based payment costs remained broadly flat at £68m (2010: £71m) in 2011. In 2010 share-based payment costs decreased by 50% reflecting the significant forfeiture cost associated with the high number of the Sharesave cancellations which took place in 2009.
Indirect labour costs
Indirect labour costs decreased by 13% to £629m (2010: 35% decrease) as the group continued to reduce agency and contractor resource and redeploy existing permanent staff to protect jobs where possible.
Payments to telecommunications operators
Payments to telecommunications operators decreased by 8% to £3,740m (2010: 4% decrease). The decrease in 2011 and 2010 reflects the impact of mobile termination rate reductions and lower volumes, with the decrease in 2010 partly offset by unfavourable foreign exchange movements.
Property and energy costs
Property and energy costs decreased by 11% to £1,149m (2010: 1% decrease) mainly reflecting efficiency savings and lower energy prices.
Network maintenance and IT costs
Network maintenance and IT costs decreased by 10% to £706m (2010: 5% increase). The decrease in 2011 is mainly due to vendor savings and lower volumes as a result of lower revenue, whilst the increase in 2010 was mainly due to higher volumes, partly offset by vendor and efficiency savings.
Other operating costs
Other operating costs decreased by 5% to £2,786m (2010: 8% increase). This reduction is mainly due to lower revenue related costs as well as efficiency and vendor savings. The 2010 increase was largely due to unfavourable foreign exchange movements and the impact of acquisitions.
General and administrative costs
General and administrative costs decreased by 3% to £1,384m (2010: 4% decrease). The decrease in 2011 and 2010 reflects tight control of discretionary expenditure, lower consultancy costs, bad debts and foreign exchange.
Depreciation and amortisation
Depreciation and amortisation decreased by 2% to £2,979m (2010: 5% increase), reflecting lower levels of capital expenditure over the last two years, partly offset by increased expenditure on shorter lived assets.
Adjusted EBITDA
In 2011 adjusted EBITDA was £5,886m, an increase of 4% (2010: 8%). The increase in 2011 and 2010 reflects the benefits of the group-wide cost transformation activities and the improvement in the performance of BT Global Services.
Adjusted EBITDA for the last five financial years is included in Selected financial data on page 159.

FINANCIAL REVIEW     FINANCIAL PERFORMANCE

Operating profit
In 2011 adjusted operating profit was £2,907m, an increase of 12% (2010: 11%) reflecting the improved EBITDA and lower depreciation and amortisation. Reported operating profit was £2,578m in 2011, compared with £2,123m in 2010 and £301m in 2009.
Net finance expense
Net finance expense before specific items, (principally comprising net pension interest) is shown below. Net pension interest is discussed in note 23 to the consolidated financial statements.

	2011	2010	2009
	£m	£m	£m

Interest on borrowings	852	886	935
Fair value movements on derivatives	34	19	29

Finance expense	886	905	964
Less: capitalised interest	(6)	(3)	–

Total finance expense	880	902	964

Interest income	(35)	(12)	(31)

Total finance income	(35)	(12)	(31)

Net finance expense	845	890	933

Finance expense
Interest on borrowings in 2011 was £852m, a decrease of 4% (2010: 5%) reflecting reductions in net debt and the repayment of higher coupon debt in the year. In 2011 the fair value movement on derivatives of £34m (2010: £19m) includes £28m (2010: £9m) of swap restructuring costs on certain derivatives and £6m (2010: £10m) of fair value movements on derivatives not in a designated hedge relationship.
The graph below shows the relationship between average gross debt and interest rates over the three-year period.
Finance income
Interest income arising from listed investments and other interest and similar income was £35m in 2011, an increase of £23m (2010: £12m, a decrease of £19m). The increase in 2011 includes £19m of interest in respect of a tax refund. Excluding the refund, interest in 2011 was £4m higher than in 2010 as a result of higher cash balances in anticipation of funding the debt maturities in the second half of the financial year. The reduction in 2010 was principally due to lower market interest rates on deposits held.
Associates and joint ventures
Our share of the post tax profit from associates and joint ventures was £21m in 2011 (2010: £25m, 2009: £39m). Our most significant associate is Tech Mahindra, which contributed £22m of post tax profits in 2011 (2010: £25m, 2009: £33m). The decrease in 2011 is primarily due to the disposal of a 6.5% interest in Tech Mahindra in 2011, taking our holding to 23.5%.
Profit before taxation
Adjusted profit before taxation was £2,083m in 2011, an increase of 20% (2010: 19% increase). The increase in 2011 and 2010 reflects the improvement in the group’s operating profit and the reduction in net finance expense.
Reported profit before taxation was £1,717m in 2011, compared with a profit before taxation of £1,007m in 2010 and a loss before taxation of £244m in 2009.
Taxation
The tax charge for 2011 was £213m and comprised a tax charge of £452m on the profit before taxation and specific items of £2,083m, and a credit of £239m on specific items. The effective rate on the profit before taxation and specific items was 21.7% compared with the statutory rate of 28%, reflecting the utilisation of tax losses and the continued focus on tax efficiency within the group.
The tax credit for 2010 was £22m (2009: £53m) and comprised a tax charge of £398m (2009: £361m) on the profit before taxation and specific items of £1,735m (2009: £1,454m) and a credit of £420m (2009: £414m) on specific items. The effective rate on the profit before taxation and specific items was 22.9% (2009: 24.8%) compared with the statutory rate of 28%, reflecting the utilisation of tax losses and the continued focus on tax efficiency within the group.
For further details on taxation, see Taxation on page 51.

Adjusted earnings per share
Adjusted earnings per share is one of the group’s key performance indicators, as detailed in Our strategy – Key performance indicators on page 6. It is an important measure of the overall profitability of our business.
Adjusted earnings per share was 21.0p in 2011, an increase of 21% (2010: 23% increase). The graph below shows the drivers of adjusted earnings per share growth over the last two years.

[a]	Adjusted earnings per share is stated before specific items. See page 57 for further details.

[b]	Other includes interest, tax and share of post tax profits of associates and joint ventures.
Adjusted earnings (loss) per share for last five financial years are included in Selected financial data on page 158.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 49

FINANCIAL REVIEW     FINANCIAL PERFORMANCE/LIQUIDITY

Dividends
The Board is committed to progressive dividends, while balancing the need to invest in the business, reduce our net debt and support the pension fund.
The total dividend proposed for 2011 is 7.4p per share, an increase of 7% (2010: 6%) and totalling £574m (2010: £534m, 2009: £503m).
The final dividend proposed is 5.0p per share, an increase of 9%, amounting to approximately £388m (2010: £356m, 2009: £85m). This will be paid, subject to shareholder approval, on 5 September 2011 to shareholders on the register on 12 August 2011.
A table setting out the interim, final and total cash dividends paid, or in the case of the final dividend for 2011, proposed, for the last five financial years is included in Information for shareholders on page 164.
LIQUIDITY
Free cash flow
The major sources of the group’s liquidity for 2011, 2010 and 2009 were the cash generated from the group’s operations and borrowing through short-term and long-term issuances in the capital markets. These, as well as committed bank facilities, are expected to remain the key sources of liquidity for the foreseeable future.
In 2011 adjusted free cash flow was £2,223m, nearly trebling compared with £772m in 2009. Adjusted free cash flow is defined on page 58.

[a]	Before pension deficit payments.

[b]	Before specific items.
Reported free cash flow is one of the group’s key performance indicators as detailed in Our strategy – Key performance indicators on page 6. It is an important measure by which our financial performance is measured, as it represents the cash we generate from operations after capital expenditure and financing costs. It reflects the cash available to invest in the business, repay debt, support the pension scheme and pay dividends.
The graph below shows how we have used the cash generated from our business in 2011.

[a]	Net cash inflow from operating activities before pension deficit payments of £1,030m.

[b]	Other includes purchase of non-current asset investments and dividends from associates and joint ventures.

[c]	Other mainly includes foreign exchange movements.
A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported free cash flow and adjusted free cash flow is provided on page 58. Reported free cash flow for the last five financial years is included in Selected financial data on page 159.
Summarised cash flow statement

	2011	2010	2009
	£m	£m	£m

Cash generated from operations	4,775	4,476	4,934
Net income taxes (paid) received	(209)	349	(228)

Net cash inflow from operating activities	4,566	4,825	4,706
Pension deficit payments	1,030	525	–
Net capital expenditure	(2,630)	(2,480)	(3,038)
Purchase of non-current asset investments	(18)	–	–
Dividends from associates and joint ventures	7	3	6
Interest paid	(973)	(956)	(956)
Interest received	29	16	19

Reported free cash flow	2,011	1,933	737
Pension deficit payments	(1,030)	(525)	–
Acquisitions and disposals	64	(68)	(227)
Net sale (purchase) of current financial assets	365	(246)	286
Net (repayment) receipt of borrowings	(1,991)	(497)	522
Dividends paid	(543)	(265)	(1,222)
Net issue (purchase) of treasury shares	8	4	(209)
Foreign exchange	(3)	(7)	54

Net (decrease) increase in cash and cash equivalents	(1,119)	329	(59)
Cash and cash equivalents at the start of the year	1,444	1,115	1,174

Cash and cash equivalents at the end of the year	325	1,444	1,115

FINANCIAL REVIEW     LIQUIDITY

Cash flow
Cash generated from operations
In 2011 cash generated from operations was £4,775m, an increase of 7%. This reflects improvements in profitability and working capital, offset by pension deficit payments of £1,030m (2010: £525m, 2009: £nil) which included the early payment of the £525m deficit payment due in December 2011. The level of working capital improvement is not expected to be repeated in 2012.
Net income taxes (paid) received
In 2011 the group paid tax of £209m. In 2010 the group received a net tax repayment of £349m. This comprised tax payments of £76m offset by a tax repayment of £215m, following the agreement of substantially all outstanding tax matters with HMRC, and a repayment of £210m in respect of overpaid corporation tax made in 2009. In 2009 the group paid tax of £228m. For further details see Taxation below.
Net capital expenditure
In 2011 net cash outflow on capital expenditure was £2,630m (2010: £2,480m, 2009: £3,038m) which comprised a cash outflow of £2,645m (2010: £2,509m, 2009: £3,082m) offset by cash proceeds from disposals of £15m (2010: £29m, 2009: £44m). Further details on capital expenditure are provided on page 55.
Interest
Interest paid in 2011 was £973m, compared with £956m in 2010, an increase of £17m primarily reflecting higher interest on bonds with step-up coupons, following a downgrade by Standard & Poor’s (S&P) in February 2010.
Interest received in 2011 was £29m, compared with £16m in 2010. Excluding interest on tax refunds in both years, interest received was £5m higher in 2011 as a result of higher cash balances in anticipation of funding the debt maturities in the second half of the financial year.
Acquisitions and disposals
There were no significant acquisitions in 2011 or 2010. In 2009, the net cash outflow principally comprised the acquisitions of Wire One Holdings Inc, Ufindus Ltd, Ribbit Corporation and Moorhouse Consulting Ltd.
In 2011 the group disposed of a 6.5% interest in its associate Tech Mahindra for cash proceeds of £67m.
Net sale (purchase) of current and non-current financial assets
The cash flows in each financial year relate principally to changes in the amounts held in liquidity funds on a short-term liquidity management basis.
Net (repayment) receipt of borrowings
During 2011 borrowings amounting to £2,509m matured, principally consisting of bonds of £2,500m which were funded through existing cash and investments. This was partly offset by £340m from bank loans. In 2010 the group raised a €600m Euro bond at 6.125% repayable in 2014 which was swapped into £520m at a fixed semi-annual rate of 6.8%. In 2009 the group raised debt of £795m mainly through its European Medium Term Note programme and received £606m from the net issue of commercial paper. This was partially offset by the repayment of maturing borrowings and lease liabilities amounting to £879m.
Net purchase of shares
In 2011 9m shares were issued out of treasury to satisfy obligations under employee share schemes and executive share awards, receiving consideration of £8m (2010: £4m, 2009: £125m).
There were no purchases of shares in 2011 and 2010. In 2009 143m shares were repurchased for cash consideration of £334m.
Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of around £3bn in a typical year. In 2011 we collected and paid £1,392m of VAT, £1,146m of PAYE and National Insurance, £175m of UK corporation tax for the current year and £176m of UK business and UK network rates.
Our total UK Exchequer tax contribution as measured in the Hundred Group Total Tax Contribution Survey for 2010 ranked BT the 5th highest contributor.
Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers.
The Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the Board considers it entirely proper that BT endeavours to structure its affairs in a tax efficient manner where there is strong commercial merit, especially in support of customer initiatives, with the aim of supporting our capital or operational expenditure programmes and reducing our overall cost of capital. This planning is carried out within Board defined parameters. The Board regularly reviews the group’s tax strategy.
We operate in over 170 countries and this comes with additional complexities in the taxation arena.
The majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to 2008 are agreed. The UK corporation tax returns for 2010 were all filed prior to the statutory deadline.
We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 51

FINANCIAL REVIEW     LIQUIDITY/FUNDING AND CAPITAL MANAGEMENT

We have a policy to lobby the UK Government directly on tax matters that are likely to impact our customers or shareholders and to respond to consultation documents where the impact could be substantial. We also lobby the UK Government indirectly though the CBI, various working groups and committees and leading professional advisors.
Tax accounting and cash flow
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves management judgement and estimation.
The UK Government reduced the rate of corporation tax by 2% to 26%, effective from 1 April 2011. This has resulted in a deferred tax credit of £172m in the income statement which has been classified as a specific item. The UK Government has also indicated that it intends to enact future reductions in the corporation tax rate at 1% per annum down to 23% by 1 April 2014.
The tax expense and the cash tax paid in each financial year are different, principally because UK cash tax payments are paid in quarterly instalments which straddle two consecutive financial years. For example, the cash tax paid in 2011 comprised the first two quarterly instalments in respect of 2011 and the last two instalments in respect of 2010. In addition there are differences in the basis of some items, such as pension deficit payments, which are deductible for the purpose of cash tax payments but are not a charge to the income statement and therefore do not impact the tax expense.
The total tax expense for 2011 was £213m and cash tax payments were £209m. Whilst the net difference is insignificant, there are some significant differences. These include the £172m deferred tax credit recognised in the income statement as described above and the current tax deduction available on our pension deficit payments of £1,030m.
The total tax credit for 2010 was £22m and a net tax refund of £349m was received which comprised payments of £76m offset by tax repayments of £425m relating to prior years. The total tax credit in 2009 was £53m and cash tax payments were £229m, of which £210m was repaid in 2010.
Tax losses
The group has unrecognised tax losses of £23.5bn, of which £17.8bn are capital losses arising in the UK, as set out in note 24 to the consolidated financial statements.
FUNDING AND CAPITAL MANAGEMENT
Capital management and funding policy
The objective of the group’s capital management policy is to reduce net debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective the group may issue or repay debt, issue new shares, repurchase shares or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to the group’s objectives and processes during 2011 and 2010.
The general funding policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These financial instruments vary in their maturity in order to meet short, medium and long-term requirements.
At 31 March 2011 the group had financial assets of £3.7bn (2010: £6.5bn) consisting of current and non-current investments, derivative financial assets, trade and other receivables, cash and cash equivalents. The reduction in 2011 principally reflects the use of cash and investments to fund £2.5bn of debt maturities.
Credit exposures are continually reviewed and proactive steps are taken to ensure that the impact of adverse market conditions on these financial assets is minimised. In particular, line of business management actively review exposures arising from trading balances and, in managing investments and derivative financial instruments, the treasury operation monitors the credit quality across treasury counterparties and is actively managing exposures which arise.
Additional disclosures relating to financial assets and financial liabilities are included in notes 15, 16, 19, 20, 21, 22, 25 and 29 to the consolidated financial statements and include a debt maturity profile, currency and interest rate composition and hedging strategy. Details of the group’s treasury management policies are included in note 29 to the consolidated financial statements.
Net debt
At 31 March 2011 net debt was £8,816m compared with £9,283m at 31 March 2010, a reduction of £467m. Apart from funding the dividend payments of £543m and pension deficit payments of £1,030m the free cash flow generated from business activities has been used to reduce net debt.

FINANCIAL REVIEW     FUNDING AND CAPITAL MANAGEMENT

The movement in the group’s net debt position in 2011 was as follows:
Movements in net debt

£m			Foreign
			exchange
	At		and fair		At
	1 April	Cash	value	Other	31 March
	2010	flow	movements	movements	2011

Bank overdrafts	8	18	–	–	26
Debt due within 1 year	3,261	(2,331)	(491)	20	459
Debt due after 1 year	9,522	340	(511)	20	9,371
Cash at bank and in hand	(197)	53	3	–	(141)
Cash equivalents	(1,255)	1,045	–	–	(210)
Current asset investments	(406)	365	33	(11)	(19)

	10,933	(510)	(966)	29	9,486
Adjustments[a]	(1,650)	–	980	–	(670)

Net debt	9,283	(510)	14	29	8,816

[a]	Adjustments to net debt of £670m at 31 March 2011 (2010: £1,650m) comprise £408m (2010: £1,326m) arising from the re-translation of currency denominated balances at swapped rates where hedged and £262m (2010: £324m) to remove fair value adjustments and accrued interest.
The group had two significant term debt maturities during 2011 totalling £2.5bn. In December 2010 an 8.125% (9.37% including step-up coupons) US Dollar bond matured with a principal of $2,883m (£1,742m after including associated currency swaps) and in February 2011 a 6.875% (7.87% including step-up coupons) Euro bond matured with a principal of €1,125m (£758m after including associated currency swaps). The £2.5bn of maturing debt was funded from surplus cash and investments held in anticipation of this requirement. The group has no significant debt maturities until 2013. The maturity profile of the group’s term debt is shown in the table below.
Borrowing facilities
In March 2011 the group extended and reduced the level of committed facilities to provide cost efficient medium-term funding security with a five-year £1.5bn committed facility. This facility replaced the £1.5bn facility maturing in January 2013 and the £650m facility maturing in May 2012.
Pensions
Funding valuation and future funding obligations
The funding of the group’s main defined benefit pension plan, the BTPS, is subject to a legal agreement between BT and the Trustee determined at the conclusion of each triennial funding valuation. The most recent triennial funding valuation at 31 December 2008 and associated recovery plan was agreed with the Trustee in February 2010.
Under this prudent funding valuation basis, at 31 December 2008 the assets of the BTPS had a market value of £31.2bn and a funding deficit of £9.0bn. If the valuation had used a ‘median estimate’ approach, we estimate that the deficit would have been about £3bn at December 2008. This approach reflects how investments might on average be expected to perform over time and the expected impact of the pensions review changes implemented on 1 April 2009.
Since the valuation date the scheme’s assets have increased by £5.8bn and the liabilities have reduced as a result of the UK Government’s announcement regarding future indexation of pension benefits. The Trustee’s initial estimate is that if the funding valuation was performed at 31 December 2010, the deficit would have been around £3.2bn on this prudent valuation basis, after the deficit payments of £1,030m in 2011. On a ‘median estimate’ basis, we estimate that there is a surplus of £3.2bn at 31 March 2011. The next funding valuation is due to be carried out as at 31 December 2011.
Following the agreement of the valuation, the ordinary contributions rate reduced from 19.5% to 13.6% reflecting the changes to member benefits implemented with effect from 1 April 2009. In addition, the group agreed to make deficit payments of £525m per annum for the first three years of a 17-year recovery plan, the first two of which were made in December 2009 and 2010. In March 2011, the group paid £505m representing the actuarial value of the £525m payment due to have been made in December 2011. The payment in December 2012 will be £583m, then increasing at 3% per annum. The payments in years four to 17 are equivalent to £533m per annum in real terms, assuming annual inflation of 3%.
The Pensions Regulator’s review of the 2008 BTPS funding valuation and recovery plan is now on hold and is not expected to recommence until the outcome of final Court decision, including any potential appeals, is known on the Crown Guarantee. We do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding 2011 valuation.
The BTPS was closed to new entrants on 31 March 2001 and people joining BT after that date can participate in a defined contribution pension arrangement. Total membership of the BTPS at 31 March 2011 was 327,500. The number of retired members has been increasing in recent years. Consequently, our future pension costs and contributions will principally depend on the investment returns, mortality of members and inflation, all of which could fluctuate in the medium to long-term.

[a]	Balances reported at swapped rates where hedged.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 53

FINANCIAL REVIEW     FUNDING AND CAPITAL MANAGEMENT/FINANCIAL POSITION AND RESOURCES

Further details of the BTPS, funding arrangements, triennial valuation and the IAS 19 accounting valuations are provided in note 23 to the consolidated financial statements together with the key demographic and financial assumptions used in the valuations.
Contractual obligations and commitments
A summary of the group’s principal contractual financial obligations and commitments at 31 March 2011 is shown below. Further details on the items can be found in the notes to the consolidated financial statements. Details of the group’s capital commitments and contingent liabilities are included in note 30 to the consolidated financial statements.
At 31 March 2011 the group had cash, cash equivalents and current asset investments of £370m. The group also had an unused committed borrowing facility amounting to £1.5bn. These resources allow the group to settle its obligations as they fall due.
Contractual obligations and commitments

		Payments due by period
		Less		Between	Between	More
		than 1		1 and 3	3 and 5	than 5
£m	Total	year		years	years	years

Loans and other borrowings[a]	9,565	483	[b]	1,722	2,087	5,273
Finance lease obligations	294	2		35	22	235
Operating lease obligations	7,192	464		853	756	5,119
Capital commitments	467	455		10	1	1
Pension deficit obligations	9,962	–		1,183	1,256	7,523

Total	27,480	1,404		3,803	4,122	18,151

[a]	Excludes fair value adjustments for hedged risks.

[b]	Includes £266m of accrued interest within less than one year.
Off-balance sheet arrangements
As disclosed in the consolidated financial statements, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of financial commitments and contingent liabilities disclosed in note 30 to the consolidated financial statements.
Quantitative and qualitative disclosures about interest, foreign exchange, credit and liquidity risks
A discussion of the group’s financial risk management objectives and policies and the exposure of the group to interest rate, foreign exchange, credit and liquidity risk is included in note 29 to the consolidated financial statements.
Going concern
The Business review on pages 8 to 43 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. This Financial review includes information on our financial results, financial outlook, liquidity, funding and capital management and our financial position and resources. Notes 15, 16, 20, 21 and 29 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposures to interest, foreign exchange, credit, liquidity and market risks.
Alongside the factors noted above, the directors have considered the group’s cash flow forecasts, in particular with reference to the period to the end of May 2012. The directors are satisfied that this cash flow forecast, taking into account reasonably possible risk sensitivities associated with this forecast and the group’s current funding and facilities, alongside the group’s funding strategy, shows that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.
There has been no significant change in the financial or trading position of the group since 31 March 2011.
FINANCIAL POSITION AND RESOURCES
Summarised balance sheet

	2011	2010
	£m	£m

Non-current assets
Goodwill & acquisition related intangible assets	1,566	1,720
Property, plant and equipment & software	16,446	16,808
Deferred tax asset	461	2,196
Trade and other receivables	286	336
Other non-current assets	850	1,335

	19,609	22,395

Current assets
Cash and cash equivalents	351	1,452
Trade and other receivables	3,332	3,696
Other current assets	248	1,137

	3,931	6,285

Current liabilities
Trade and other payables	6,114	6,531
Loans and other borrowings	485	3,269
Other current liabilities	432	620

	7,031	10,420

Non-current liabilities
Loans and other borrowings	9,371	9,522
Provisions	807	707
Deferred tax liability	1,212	1,456
Retirement benefit obligations	1,830	7,864
Other non-current liabilities	1,338	1,337

	14,558	20,886

Total equity (deficit)	1,951	(2,626)

Balance sheet items
Goodwill and acquisition related intangible assets
Goodwill decreased by £75m during 2011 to £1,357m. This reduction primarily reflected an impairment of £39m and the impact of foreign exchange movements. Acquired intangible assets decreased by £79m during 2011 to £209m, principally due to amortisation of £61m, impairments of £10m and the impact of foreign exchange movements.

FINANCIAL REVIEW     FINANCIAL POSITION AND RESOURCES

Property, plant and equipment and software
Property, plant and equipment and internally developed and purchased software decreased by £362m to £16,446m at 31 March 2011, principally due to capital expenditure of £2,590m, (further details of which are given below) which was more than offset by £2,979m of depreciation and amortisation.
Capital expenditure
Capital expenditure, on an accruals basis, totalled £2,590m in 2011 (2010: £2,533m; 2009: £3,088m), in line with our expectations of around £2.6bn.
The capital expenditure by major area over the last three years is shown below.
In 2011 platforms and networks expenditure was £1,145m (2010: £1,135m). A significant element of the platform expenditure was on our super-fast fibre-based broadband services network. To date, we have spent £0.6bn of our £2.5bn potential investment in our fibre roll-out programme. This expenditure is being managed within our capital expenditure plans. Access expenditure was £591m (2010: £566m) for connecting our customers to the network. Customer related expenditure was £599m (2010: £560m), principally relating to major customer contracts in BT Wholesale and BT Global Services. This also included product development, testing and fault reduction investments across the group.
Of the capital expenditure, £227m (2010: £280m) arose outside of the UK. Contracts placed for ongoing capital expenditure totalled £467m at 31 March 2011 (2010: £383m).
Capital expenditure for the last five financial years is included in the Financial statistics section on page 160.
Deferred tax
The deferred tax asset of £461m (2010: £2,196m) relates to the group’s retirement benefit obligations, as detailed in note 23 to the consolidated financial statements. The deferred tax liability decreased by £244m to £1,212m at 31 March 2011, mainly reflecting the 2% reduction in the rate of UK corporation tax, effective 1 April 2011. Movements in deferred tax assets and liabilities are disclosed in note 24 to the consolidated financial statements.
Cash and cash equivalents
For further details on cash and cash equivalents refer to Liquidity and Funding and capital management on pages 50 and 52 respectively.
Trade and other receivables
Current trade and other receivables decreased by £364m to £3,332m at 31 March 2011 principally reflecting improvements to working capital in BT Global Services.
Trade and other payables
Trade and other payables decreased by £417m to £6,114m at 31 March 2011 principally reflecting the impact of the reduction in our cost base in 2011.
Loans and other borrowings
For further details of movements in our loans and other borrowings, see Net debt on page 52.
Provisions
Current and non-current provisions increased by £115m to £956m at 31 March 2011. The movements in provisions are disclosed in note 25 to the consolidated financial statements.
Retirement benefit obligations
A summary of movements in the IAS 19 accounting deficit is set out below:

	2011	2010
Deficit	£bn	£bn

At 1 April	(7.9)	(4.0)
Current service cost	(0.3)	(0.2)
Interest	(0.1)	(0.3)
Actuarial gain (loss)	5.2	(4.3)
Contributions	1.3	0.9

At 31 March	(1.8)	(7.9)
Deferred tax asset	0.4	2.2

Net of deferred tax at 31 March	(1.4)	(5.7)

The market value of the BTPS assets have increased by £1.7bn since 31 March 2010 to £37.0bn at 31 March 2011 principally reflecting the continuation of strong asset performance with a 7% return and deficiency contributions of £1.0bn offsetting benefits paid of £2.0bn. At 31 March 2011 the value of the BTPS liabilities have decreased by £4.3bn to £38.7bn principally as a result of the £3.5bn impact of the UK Government decision that the Consumer Prices Index (CPI), rather than the Retail Prices Index (RPI), will be used for revaluation and indexation of occupational pension rights. The present value of the liabilities continues to reflect the low real yield on bonds over the last two years. Further details and detailed pensions accounting disclosures are provided in note 23 to the consolidated financial statements.
Equity
A summary of the movements in equity is set out below:

	2011	2010
	£m	£m

(Deficit) equity at 1 April	(2,626)	169
Profit for the year	1,504	1,029
Other comprehensive income (loss)	3,449	(3,661)
Dividends to shareholders	(543)	(263)
Share-based payment	68	81
Tax on share-based payment	91	19
Net issue of treasury shares	8	4
Movements in non-controlling interests	–	(4)

Equity (deficit) at 31 March	1,951	(2,626)

The increase in equity in 2011 is principally due to the profit for the year and the recognition of actuarial gains on retirement benefit obligations.
BT Group plc, the parent company, had a profit and loss reserve, net of the treasury reserve, of £9,198m at 31 March 2011. The financial statements of BT Group plc are prepared in accordance with UK GAAP.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 55

FINANCIAL REVIEW     FINANCIAL POSITION AND RESOURCES/ALTERNATIVE PERFORMANCE MEASURES

Other comprehensive income
Included in other comprehensive income for 2011 of £3,449m (2010: £3,661m other comprehensive loss) are actuarial gains of £5,109m (2010: £4,324m loss), foreign exchange losses on the translation of overseas operations of £140m (2010: £119m loss), net fair value losses on cash flow hedges of £14m (2010: £575m) and a tax charge of £1,521m (2010: £1,350m credit) relating to items recognised in other comprehensive income.
Treasury shares
At 31 March 2011 the company held 389m shares (2010: 401m) in Treasury. These shares are used to settle exercises of share options and share awards. The carrying value of £1,078m (2010: £1,105m) has been deducted from retained earnings.
Acquisitions and disposals
We actively review our portfolio of assets and acquisition opportunities in our target markets. We will consider acquiring companies if they bring us skills, technology, geographic reach or time-to-market advantage for new products and services.
During 2011 there were no acquisitions. However, we completed the following equity investments:

Date	Investment

May 2010	A 2.6% shareholding in OnLive Inc., a Silicon Valley based, cloud computing video gaming business. BT has exclusive rights to bundle the OnLive® Game Service with broadband in the UK.

September 2010	A 14.3% shareholding in YouView TV Limited, a joint venture between the BBC, ITV, BT, Channel 4 and others to bring a new free-to-air internet-connected TV service to UK homes.

Also during 2011 we completed the following disposal:

Date	Disposal

December 2010 and March 2011	A 6.5% interest in our associate Tech Mahindra was sold for total consideration of £74m.

We also completed a number of other minor disposals in 2011.
Legal proceedings
We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2011 the aggregate volume and value of legal actions to which the group is party remained broadly the same as at the end of 2010, during which the levels had increased significantly.
Principal accounting policies, critical accounting estimates and key judgements
Our principal accounting policies are set out on pages 91 to 99 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2011 consolidated financial statements.
We, in common with virtually all other companies, use estimates in the preparation of our consolidated financial statements. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 97 and 98.
ALTERNATIVE PERFORMANCE MEASURES
Introduction
We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.
We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are reported and adjusted EBITDA, reported and adjusted free cash flow and net debt. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.
Specific items
Definition
The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are identified by virtue of their size, nature or incidence.
Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, business restructuring programmes, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single payment. In 2011 net interest on pensions has been included in specific items because of its volatile nature, and also BT Global Services contract and financial review charges in 2009, by virtue of their size and nature. Accordingly, specific items for comparative periods have been re-presented to reflect this reclassification.
Specific items in 2011, 2010 and 2009
Specific items recognised in all years are summarised below and disclosed in note 8 to the consolidated financial statements.
Revenue and other operating income
In 2010 a charge of £52m was recognised as a reduction in revenue, reflecting an Ofcom determination in relation to 2Mbps partial private circuits. In 2009 the group recognised BT Global Services contract and financial review charges, of which £41m was recognised as a reduction in revenue.
In 2009 a £13m loss on disposal arose from exiting a business and was recognised as a reduction in other operating income.

FINANCIAL REVIEW     ALTERNATIVE PERFORMANCE MEASURES

Operating costs
Specific operating costs of £329m (2010: £427m; 2009: £1,993m) comprised:
•	BT Global Services restructuring charges of £192m (2010: £301m; 2009: £280m). This included people and property charges of £129m (2010: 132m; 2009: £51m) principally comprising leaver costs and property exit costs and networks, products and procurement channels rationalisation charges of £41m (2010: £142m; 2009: £183m) from rationalising legacy networks, including the associated systems and processes. In 2010, the charge of £142m included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels. In addition intangible asset impairments and other charges of £22m were recognised (2010: £27m; 2009: £46m). Further BT Global Services restructuring charges of around £50m are expected to be incurred in 2012 principally in relation to the network rationalisation programme.

•	Property rationalisation charges of £88m (2010: £121m; 2009: £nil) in relation to the rationalisation of the group’s UK property portfolio.

•	Intangible assets impairment charges of £49m (2010 and 2009: £nil) relating to goodwill and brands.

•	BT Global Services contract and financial review charges of £1,598m were recognised in 2009.

•	A charge of £65m in respect of the group’s transformation and reorganisation activities was recognised in 2009.

•	A £50m charge was recognised in 2009 comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy.
Net finance expense
Net finance expense on pensions was £79m (2010: £279m expense; 2009: £313m income).
Associates and joint ventures
In 2011 a profit of £42m arose on the disposal of a 6.5% interest in our associate Tech Mahindra. In 2010 a loss on disposal of £12m arose on the disposal of an indirect interest in Tech Mahindra. In 2010 the group also recognised a credit of £29m in connection with the £127m payment to its associate Tech Mahindra, as described above. In 2009 a credit of £36m was recognised in respect of a reassessment of the value of the group’s share of the net assets of an associated undertaking.
Taxation
The specific tax credit of £239m in 2011 (2010: £420m; 2009: £414m) comprised:
•	Tax credit of £72m (2010: £190m; 2009: £414m) on the specific items detailed above.

•	Tax credit of £172m (2010 and 2009: £nil) for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 28% to 26% effective in 2012.

•	In 2010 the group agreed substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years resulting in a tax repayment. Specific items in 2010 included a tax credit of £230m, associated interest of £11m on the repayment and operating costs of £5m representing costs associated with the settlement.
EBITDA
In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they reflect the underlying operating cash costs, by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.
A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in Segment information, note 1 to the consolidated financial statements on page 106.

	2011	2010	2009
	£m	£m	£m

Operating profit	2,578	2,123	301
Depreciation and amortisation	2,979	3,039	2,890

Reported EBITDA	5,557	5,162	3,191
Specific items	329	477	2,047

Adjusted EBITDA	5,886	5,639	5,238

Adjusted earnings per share
We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, is as follows:

	Pence
Year ended 31 March 2011	per share	£m

Basic earnings per share/profit[a]	19.4	1,502
Specific items	1.6	127

Adjusted basic earnings per share/profit	21.0	1,629

	Pence
Year ended 31 March 2010	per share	£m

Basic earnings per share/profit[a]	13.3	1,028
Specific items[b]	4.0	308

Adjusted basic earnings per share/profit[b]	17.3	1,336

	Pence
Year ended 31 March 2009[b]	per share	£m

Basic loss per share/(loss)[a]	(2.5)	(193)
Specific items[b]	16.6	1,284

Adjusted basic earnings per share/profit[b]	14.1	1,091

[a]	The stated profit (loss) amounts are the component of the total profit (loss) which is attributable to equity shareholders excluding non-controlling interests.

[b]	Re-presented – see page 56.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 57

FINANCIAL REVIEW     ALTERNATIVE PERFORMANCE MEASURES

Free cash flow
Reported free cash flow
Reported free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Reported free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments. Reported free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, reported free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. Our use of the term reported free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders.
Adjusted free cash flow
We also measure financial performance based on an adjusted basis before specific items. Adjusted free cash flow is before the cash impact of specific items including tax related specific items. For non-tax related specific items, the adjustment is made on a pre-tax basis. Adjusted free cash flow provides an additional measure of the free cash flow generated by the group based on its trading performance.
A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported and adjusted free cash flow is set out below.

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Net cash inflow from operations	4,566	4,825	4,706
Add back pension deficit payment	1,030	525	–
Included in cash flows from investing activities
Net capital expenditure	(2,630)	(2,480)	(3,038)
Interest received	29	16	19
Dividends received from associates	7	3	6
Purchase of non-current financial assets	(18)	–	–
Included in cash flows from financing activities
Interest paid	(973)	(956)	(956)

Reported free cash flow	2,011	1,933	737
Net cash outflow from specific items	212	173	35

Adjusted free cash flow	2,223	2,106	772

The net cash outflow from specific items of £212m in 2011 principally comprised BT Global Services restructuring charges and property rationalisation costs. The net cash outflow of £173m in 2010 principally comprised BT Global Services restructuring charges and property rationalisation costs, offset by a cash receipt of £226m following the agreement of substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years. The net cash outflow of £35m in 2009 principally comprised BT Global Services restructuring costs and group transformation costs.
Net debt
Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method. In addition, the gross balances are adjusted to take account of netting arrangements.
Net debt is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.
Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

	2011	2010
At 31 March	£m	£m

Loans and other borrowings	9,856	12,791
Less:
Cash and cash equivalents	(351)	(1,452)
Current asset investments	(19)	(406)

	9,486	10,933
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	(408)	(1,326)
To remove fair value adjustments and accrued interest applied to reflect the effective interest method	(262)	(324)

Net debt	8,816	9,283

REPORT OF THE DIRECTORS

60	BOARD OF DIRECTORS AND OPERATING COMMITTEE

60	Chairman
60	Executive directors
60	Company Secretary
60	Operating Committee
61	Non-executive directors

62	THE BOARD

62	Corporate governance statement
62	Directors
63	Governance and role of the Board
63	Directors’ powers to authorise conflicts of interest
63	BT’s non-executive directors
64	Main Board committees
64	New York Stock Exchange

65	REPORT OF THE AUDIT & RISK COMMITTEE

65	Introduction
65	Committee role
66	Committee activities

67	REPORT OF THE NOMINATING & GOVERNANCE COMMITTEE

67	Introduction
67	Committee role
67	Committee activities
67	Board evaluation

68	REPORT OF THE COMMITTEE FOR SUSTAINABLE & RESPONSIBLE BUSINESS

68	Introduction
68	Committee role
68	Committee activities

69	REPORT ON DIRECTORS’ REMUNERATION

69	Overview
69	Introduction
69	Remuneration policy (not audited)
77	Remuneration review (audited)

82	DIRECTORS’ INFORMATION

82	Election and re-election
82	Meetings attendance
82	Service agreements
82	Training and information
82	Independent advice
82	Directors’ and officers’ liability insurance and indemnity
82	Interest of management in certain transactions

83	BUSINESS POLICIES

83	Responsible business
83	Political donations
83	Pension funds
83	Financial statements
83	Takeover Directive disclosure
84	Financial instruments
84	Internal control and risk management
85	US Sarbanes-Oxley Act of 2002
85	Disclosure controls and procedures
85	Internal control over financial reporting

86	SHAREHOLDERS AND ANNUAL GENERAL MEETING

86	Relations with shareholders
86	Substantial shareholdings
86	AGM resolutions
86	Authority to purchase shares

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 59

REPORT OF THE DIRECTORS
BOARD OF DIRECTORS AND OPERATING COMMITTEE

Chairman
Sir Michael Rake
Chairman d,e,f
Sir Michael was appointed to the Board as Chairman on 26 September 2007. He also chairs the Nominating & Governance Committee and the Committee for Sustainable & Responsible Business and is a member of the Pension Scheme Performance Review Group. He was formerly chairman of KPMG International from 2002 to 2007, and previously held other roles in KPMG from 1972.
He is chairman of easyJet, a non-executive director of Barclays, where he chairs the audit committee, McGraw Hill and the Financial Reporting Council. Sir Michael’s other appointments include vice-president of the RNIB, membership of the board of the TransAtlantic Business Dialogue, the CBI International Advisory Board and the National Security Forum. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession. Aged 63.

Executive directors
Ian Livingston
Chief Executive a,f
Ian Livingston was appointed as Chief Executive on 1 June 2008. He chairs the Operating Committee and is a member of the Pension Scheme Performance Review Group. He was formerly Chief Executive of BT Retail from 7 February 2005 and Group Finance Director from April 2002. Before joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He is a non-executive director of Celtic and chairman of the audit committee. He is a Chartered Accountant. Aged 46.
Tony Chanmugam
Group Finance Directora
Tony Chanmugam was appointed to the Board on 1 December 2008 as Group Finance Director and is a member of the Operating Committee. He was formerly Chief Financial Officer of BT Retail and Managing Director of BT Enterprises and, from 1997 to 2004, he was Chief Financial Officer and then Chief Operating Officer of BT Global Solutions. Tony was appointed a non-executive director and chairman of the audit committee of Barnet and Chase Farm Hospital Trust in April 2010. He is a Chartered Management Accountant. Aged 57.

Gavin Patterson
Chief Executive, BT Retail a,e
Gavin Patterson was appointed to the Board on 1 June 2008 as Chief Executive BT Retail and is a member of the Operating Committee. He is also a member of the Committee for Sustainable & Responsible Business. He was formerly Managing Director, Consumer Division, BT Retail. He is a non-executive director of British Airways. Before joining BT, he was managing director of the consumer division of Telewest. Aged 43.

Company Secretary
Andrew Parker
Andrew Parker, formerly General Counsel, BT Retail from 2004, was appointed Company Secretary on 1 April 2008. A solicitor, he has worked for BT since 1988 in a number of legal, regulatory and compliance roles. He is an employer-nominated trustee director of the BT Pension Scheme. Andrew previously worked in the City in legal private practice. Aged 51.

Operating Committee
Ian Livingston, Chief Executive
Tony Chanmugam, Group Finance Director
Sally Davis, Chief Executive, BT Wholesale
Jeff Kelly, Chief Executive, BT Global Services
Roel Louwhoff, Chief Executive, BT Operate
Gavin Patterson, Chief Executive, BT Retail
Clive Selley, Chief Executive, BT Innovate & Design
Key to membership of Board committees:
a Operating
b Audit & Risk
c Remuneration
d Nominating & Governance
e Sustainable & Responsible Business
f Pension Scheme Performance Review Group
g Equality of Access Board

REPORT OF THE DIRECTORS      BOARD OF DIRECTORS AND OPERATING COMMITTEE

Non-executive directors
Tony Ball c,d
Tony Ball was appointed to the Board on 16 July 2009. He is a member of the Remuneration and the Nominating & Governance Committees. He has held senior executive positions in broadcasting and telecommunications businesses in the UK, US and continental Europe. From 1999 to 2003 he was chief executive of BSkyB. He is chairman of the supervisory board of Kabel Deutschland. He is also a board member of the Olympic Delivery Authority London 2012 and a non-executive director of the Spanish cable company ONO. Aged 55.
Clayton Brendish b,d,e
Clay Brendish was appointed to the Board on 1 September 2002. He is a member of the Audit & Risk and the Nominating & Governance Committees, and the Committee for Sustainable & Responsible Business. He is non-executive chairman of Anite, SThree, and Echo Research and non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers. Prior to his retirement in 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 64.
J Eric Daniels c,d
Eric Daniels was appointed to the Board on 1 April 2008. He is a member of the Remuneration and the Nominating & Governance Committees. He was group chief executive of Lloyds Banking Group (formerly Lloyds TSB Group) until March 2011 having been a director since 2001. Immediately prior to joining Lloyds TSB Group, he was chairman and chief executive of Zona Financiera. Eric worked for Citibank from 1975 to 2000, becoming chief operating officer of Citibank’s consumer bank, then chairman and chief executive of Travelers Life and Annuity following its merger with Citibank. Aged 59.
Rt Hon Patricia Hewitt b,c,d,f
Patricia Hewitt was appointed to the Board on 24 March 2008 and became Senior Independent Director in July 2009. She chairs the Remuneration Committee and the Pension Scheme Performance Review Group and is a member of the Audit & Risk and the Nominating & Governance Committees. Patricia stepped down as an MP at the 2010 election. She joined Groupe Eurotunnel SA as an independent non-executive director in May 2010. She was Secretary of State for Health from 2005 to 2007 and previously Trade and Industry and Cabinet Minister for Women from 2001 to 2005. Before entering Parliament in 1997, she was director of research EMEA at Andersen Consulting (now Accenture) and deputy director of the Institute for Public Policy Research. A British and Australian dual national, she is aged 62.
Phil Hodkinson b,d,e,f
Phil Hodkinson was appointed to the Board on 1 February 2006. He is chairman of the Audit & Risk Committee and is a member of the Nominating & Governance Committee, the Committee for Sustainable & Responsible Business, and the Pension Scheme Performance Review Group. He is a non-executive director of HM Revenue & Customs, Travelex, Resolution and Business in the Community, and a trustee of Christian Aid and BBC Children in Need. Prior to his retirement in 2007, Phil’s roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical, and chief executive of Zurich Life and Eagle Star Life. He is a Fellow of the Institute of Actuaries. Aged 53.
Nicholas Roseb
Nick Rose was appointed to the Board on 1 January 2011 and is a member of the Audit & Risk Committee. He has been a non-executive director of BAE Systems since February 2010 and retired as group finance director of Diageo in October 2010, having been on the board since joining in 1999. Prior to Diageo, Nick was a member of the board of GrandMet and in his early career spent 11 years with Ford Finance in a number of different roles. Nick was appointed chairman of Edwards Vacuum on 24 March 2011. Aged 53.
Carl G Symon b,c,g
Carl Symon was appointed to the Board on 14 January 2002, and appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He is a member of the Audit & Risk and the Remuneration Committees. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the US, Canada, Latin America, Asia and Europe. Carl is a non-executive director of BAE Systems and Rexam. He was formerly chairman of the HMV Group and a non-executive director of Rolls-Royce. A US national, he is aged 65.
Jasmine Whitbreade
Jasmine Whitbread was appointed to the Board on 19 January 2011 and is a member of the Committee for Sustainable & Responsible Business. She was appointed chief executive of Save the Children International in 2010, having joined Save the Children in 2005. Jasmine held positions with Oxfam until 2005 and prior to this served as a managing director of Thomson Financial based in the US. A British and Swiss dual national, she is aged 47.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 61

REPORT OF THE DIRECTORS
THE BOARD

•	Corporate governance statement

•	Directors

•	Governance and role of the Board

•	Directors’ powers to authorise conflicts of interest

•	BT’s non-executive directors

•	Main Board committees

•	New York Stock Exchange
BT Group plc is the listed holding company for the BT group of companies: its shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Shares.
The BT Board is committed to operating in accordance with best practice in business integrity and ethics, whilst maintaining the highest standards of financial reporting and corporate governance. We believe that good corporate governance should not be a bureaucratic burden but should be clear and straightforward and support the business by providing it with simple guidelines for decision making and risk management.
Key activities
•	With operations worldwide, the BT governance framework has to reflect diverse cultures and regulatory environments. During the year we reviewed our corporate governance framework.

•	We have extended the role of the Audit Committee to reflect an increased focus on risk. The Audit & Risk Committee recommends to the Board the group’s risk appetite and reviews its risk profile.

•	We have extended the remit of the Nominating Committee (now the Nominating & Governance Committee) to give it the responsibility for oversight of governance and compliance issues.

•	We also established five regional governance committees to have oversight of BT’s group-wide governance policies across their region, particularly focusing on corporate governance and compliance, ethics, business principles, and data retention and protection.

•	We have commented on many of the various recent consultations on governance, including those leading to the new UK Corporate Governance Code, and the associated Guidance on Board Effectiveness.
The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for the 2011 financial year.
The Business review on pages 8 to 43 forms part of this report. The audited financial statements are presented on pages 91 to 150 and 155.
Corporate governance statement
We are committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance (the ‘Code’) and applied the main principles of the Code as described in pages 60 to 86 of this Report. The Code and associated guidance can be found on the Financial Reporting Council website at www.frc.org.uk/corporate/combinedcode.cfm
The Code was replaced in May 2010 by the UK Corporate Governance Code (the ‘New Code’) for financial years beginning on or after 29 June 2010. It is the intention of the directors to comply with the New Code and during 2011 we have sought to implement its provisions early as appropriate.
Directors
The names and biographical details of the directors are given on pages 60 and 61 in Board of Directors and Operating Committee.
Changes to the composition of the Board from 1 April 2010 are set out in the table below:

New directors	Date of appointment

Nick Rose	1 January 2011
Jasmine Whitbread	19 January 2011

Following a nine-year term as a director, Clay Brendish’s current appointment will end on 31 August 2011 when he will retire from the Board.

REPORT OF THE DIRECTORS      THE BOARD

Governance and role of the Board
The Board, which operates as a single team, is made up of the part-time Chairman, the Chief Executive, two other executive directors and eight non-executive directors. All the non-executive directors during 2011 met, and continue to meet, the criteria for independence set out in the New Code and are therefore considered by the Board to be independent.

Board composition
Carl Symon and Nick Rose are both non-executive directors of BAE Systems plc and the Board has determined that, as they both serve in a non-executive capacity, they are independent for the purposes of paragraph A.3.1. of the Code (paragraph B.1.1 of the New Code).
The Board viewed the Chairman as independent at the time of his appointment. The Board comprised a majority of independent non-executive directors throughout 2011.
The Board is ultimately responsible for the management of the group’s operations in addition to discharging certain legal responsibilities. It has final responsibility for the group’s strategy and for overseeing the group’s performance. Its principal focus is on:
•	strategy

•	development

•	growing shareholder value

•	oversight and control

•	corporate governance.
It approves BT’s:
•	values, ethics and business policies and practices

•	strategic plans

•	annual budget

•	capital expenditure and investments budgets

•	larger capital expenditure proposals

•	the overall system of internal controls, governance and compliance authorities.
The Board also oversees internal controls, operating and financial performance and reviews the risk register. These responsibilities are set out in a formal statement of the Board’s role which is available at www.bt.com/board
The Board has agreed the corporate governance framework, including giving authority to the key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this Committee are set out below.
The Board normally meets nine times each year. The Board met 10 times during the 2011 financial year.
The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating & Governance Committee. The Chairman provides strong leadership for the Board on all aspects of its role. As well as chairing the Board, the Chairman consults the non-executive directors, particularly the Senior Independent Director, on corporate governance issues, matters considered by the Nominating & Governance Committee, which the Chairman chairs, and the individual performance of the non-executive directors. The Chairman, through the Company Secretary, ensures a full and comprehensive induction is provided to new non-executive directors. The Chairman and the non-executive directors hold regular meetings at which they discuss matters without the executive directors being present. With the Chief Executive and the Company Secretary, the Chairman ensures that the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents BT in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the executive team, particularly on BT’s broad strategic direction. The Chairman’s other current significant commitments are shown in Board of directors and Operating Committee on page 60. The Chief Executive has final executive responsibility, reporting to the Board, for the success of the group.
The Company Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, corporate governance policies and practices and is responsible for communicating and implementing them. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the main committees), as well as corporate governance and compliance within the group. The appointment and removal of the Company Secretary is a matter for the whole Board.
Directors’ powers to authorise conflicts of interest
All directors have a duty under the Companies Act 2006 (the ‘2006 Act’) to avoid a situation in which he or she has or can have a direct or indirect interest that conflicts or possibly may conflict with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The Company has procedures in place, which it follows, to deal with situations where directors may have any such conflicts, which require the Board to:
•	consider each conflict situation separately on its particular facts

•	consider the conflict situation in conjunction with the rest of their duties under the 2006 Act

•	keep records and Board minutes as to authorisations granted by directors and the scope of any approvals given

•	regularly review conflict authorisation.
BT’s non-executive directors
The Nominating & Governance Committee has agreed and reviews from time to time the combination of experience, skills and other attributes which the non-executive directors as a whole should bring to the Board. This profile is used by the Committee, when the appointment of a non-executive director is being considered, to assess the suitability of candidates. Short-listed candidates meet members of the Committee, which then recommends candidates to the Board for appointment. This year, following this process, the Board appointed Nick Rose and Jasmine Whitbread, as new non-executive directors.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 63

REPORT OF THE DIRECTORS      THE BOARD

The non-executive directors provide a strong, independent element on the Board and are well placed to constructively challenge and help develop proposals on strategy. Between them, they bring experience and independent judgment, gained at the most senior levels of international business operations and strategy, finance, marketing, technology, communications and political and international affairs and corporate social responsibility. In her capacity as the Senior Independent Director, and as the chair of the Remuneration Committee, Patricia Hewitt meets regularly with BT’s major institutional shareholders and shareholder representative bodies. She is able, if necessary, to discuss matters with these shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive.
Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director and automatic termination in the event of not being re-elected by shareholders. Appointments may be extended for usually up to two further three year periods, provided the director remains independent.
Carl Symon completed nine years of service in January 2011 and, in accordance with the New Code, the Board assessed whether Carl is independent of management and any business or other relationship that could materially interfere with the exercise of objective or independent judgment by him or his ability to act in the best interests of the Group. The Board took into account the way he performs the role of chairing the Equality of Access Board (as described in Main Board committees below) which it considers evidence of Carl’s independence by nature of the role performed. The Board concluded that Carl remains a valuable and effective independent non-executive director and he demonstrates the highest commitment to the role.
Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and BT’s share dealing code.
Main Board committees
The Operating Committee, the key management committee, meets weekly and is chaired by the Chief Executive. The other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services, BT Innovate & Design and BT Operate. The Company Secretary attends all meetings and the Group HR Director normally attends the meetings. The Committee has collective responsibility for running the group’s business. To do that, it develops BT’s strategy and budget for Board approval, recommends to the Board capital expenditure and investment budgets, monitors financial, operational and customer quality of service performance, reviews the risk register and individual risks on it, allocates resources across BT within plans agreed by the Board, plans and delivers major programmes, and reviews the senior talent base and succession plans. Within BT’s corporate governance framework, approved by the Board, the Operating Committee can approve, up to limits beyond which Board approval is required, capital expenditure, disposals of fixed assets, investments and divestments. It can, and has, delegated some of these approvals, up to its own limits, to sub-committees and to senior executives.
To meet best corporate governance practice, the Audit & Risk Committee, the Remuneration Committee and the Nominating & Governance Committee have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on our website. The Report of the Audit & Risk Committee, the Report of the Nominating & Governance Committee and the Report on directors’ remuneration are on pages 65 to 81. The Report of the Committee for Sustainable & Responsible business is included on page 68. The Equality of Access Board (EAB), which is also a committee of the Board, was established, as part of the Undertakings given by BT to Ofcom following Ofcom’s strategic review of telecommunications, to monitor, report and advise BT on BT’s compliance with these Undertakings. As required by the Undertakings, the EAB comprises five members: Carl Symon, a BT non-executive director and chairman of the EAB; a BT senior executive, Dr Tim Whitley, Group Strategy Director (replacing Himanshu Raja, then Chief Financial Officer, BT Innovate & Design who has stepped down as a member of the committee); and three independent members: Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The EAB reports regularly to the Board. Its terms of reference are available on BT’s website. The EAB publishes an annual report to Ofcom, which is also available on BT’s website.
The Board also has a Pension Scheme Performance Review Group, which reviews the position of the BT Pension Scheme and issues affecting its ongoing funding.
New York Stock Exchange
BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements set out in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. During the year we renamed our Nominating Committee the Nominating & Governance Committee and extended its terms of reference to include governance and compliance issues (see Report of the Nominating & Governance Committee on page 67). The Nominating & Governance Committee’s terms of reference are in line with the requirements set out in the standards. However, the Committee is chaired by the Chairman, Sir Michael Rake, who is not considered independent under the NYSE’s listing standards. The Board and the Nominating & Governance Committee are made up of a majority of independent, non-executive directors.
The Sarbanes-Oxley Act of 2002, (Sarbanes-Oxley) the US Securities and Exchange Commission (SEC) and NYSE introduced rules on 31 July 2005 requiring companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We are fully compliant with these requirements.

REPORT OF THE DIRECTORS
REPORT OF THE AUDIT & RISK COMMITTEE

Introduction
During the year the Committee undertook the annual review of its terms of reference. The review focused primarily on extending the Committee’s role in relation to assurance and oversight of risk management within the group. Following this review the Committee was re-named the Audit & Risk Committee to emphasise its strengthened role in relation to risk.
The Audit & Risk Committee is chaired by Phil Hodkinson. The other members are Clay Brendish, Patricia Hewitt, Nick Rose and Carl Symon. They are all independent non-executive directors. With the exception of Nick Rose who joined the Committee on 14 April 2011, they were all members of the Committee throughout the 2011 financial year. The Board considers that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, Government, financial management, treasury and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience. The Board has reviewed membership of the Committee and is satisfied that it includes members, Phil Hodkinson and Nick Rose, who have recent and relevant financial experience as required for the provisions of the Code and that they constitute ‘audit committee financial experts’ for the purposes of the US Sarbanes-Oxley Act. The Committee met six times during the financial year: in April, May, July, September, November and January and the Chairman of the Committee reported on the discussions at the next Board meeting.
The Group Finance Director, Company Secretary, Director Internal Audit and Director Group Financial Control although not members of the Audit & Risk Committee, attend meetings with the agreement of the Chairman of the Committee. The external auditors normally attend meetings, although they are not present when the Committee discusses their performance and/or remuneration. The Committee members meet regularly with the external and internal auditors without management being present. The papers and minutes of the Audit & Risk Committee meetings are also sent to directors who are not members of the Committee.
Committee role
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees. The Committee recommends the appointment and reappointment of the external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. PricewaterhouseCoopers LLP have been the company’s auditors for many years. Having reviewed the independence and effectiveness of the external auditors, the Committee has not considered it necessary to date to require them to tender for the audit. The external auditors are required to rotate the lead partner every five years, and other partners that are responsible for the group and subsidiary audits every seven years. The lead partner currently responsible for BT’s audit is completing his second year. The Committee discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. The Committee reviews the auditors’ performance each year by gathering feedback from Committee members and senior management, and by considering reports on the audit firm’s own internal quality control procedures and assessment of independence. No contractual obligations exist that restrict the group’s choice of external audit firm.
As a result of regulatory or similar requirements, it may be necessary to employ the external auditors for certain non-audit services. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the external auditors and the approval processes related to them. Under those policies, work of a consultancy nature is not to be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. The overall policies and processes to implement them were reviewed and appropriately modified in the light of the provisions of the Sarbanes-Oxley Act relating to non-audit services that external auditors may not perform. The Audit & Risk Committee monitors the extent of non-audit services being performed by the external auditors and approves any services not included on the list of services the Committee has pre-approved before the work is undertaken. It also monitors the level of non-audit fees paid to the auditors. Details of non-audit services carried out by the external auditors are in note 7 in the Notes to the consolidated financial statements on page 114.
The Audit & Risk Committee reviews BT’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results announcements and the Annual Report & Form 20-F.
The Committee also reviews the disclosures made by the Chief Executive and Group Finance Director during the certification process for the Annual Report about the design and operation of internal controls or weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the Annual Report.
The Audit & Risk Committee reviews internal audit and its relationship with the external auditors, including plans and performance; and monitors, reviews and reports on risk management processes and the standards of risk management and internal control, including the processes and procedures for ensuring that material business risks, including risks relating to IT security, fraud and related matters, are properly identified and managed. Additionally the Committee reviews on behalf of the Board the group’s risk profile, endorses a programme of testing of the risk mitigations and controls that underpin the group’s assessment of residual risk and reviews the group’s current risk exposure and capability to identify new risks.
The Committee reviews promptly all material reports on the company from the internal auditors and ensures that appropriate action is taken on issues arising from such reports, including monitoring management’s responsiveness to the findings and recommendations of the internal auditors.
The Audit & Risk Committee reviews the processes for dealing with complaints received by the company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters (‘whistleblowing’ procedures), ensuring arrangements are in place for the proportionate, independent investigation and appropriate follow up of such matters. The effectiveness of the ‘whistleblowing process’ as a whole and oversight of any complaints relating to governance matters is now reviewed by the Nominating & Governance Committee in line with its extended terms of reference.
During the 2011 financial year, the Committee placed particular emphasis on reviewing major contract management and accounting, and the management of risk.
Following the review of the Committee’s terms of reference, each Line of Business and internal service unit Chief Executive will attend meetings to discuss the key risks in their part of the business and the actions that are being taken to address them.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 65

REPORT OF THE DIRECTORS     REPORT OF THE AUDIT & RISK COMMITTEE

The annual meeting schedule has also changed to include an additional meeting which will focus solely on risk and the Group Chief Executive will attend to discuss the group’s enterprise-wide risk management processes, the top risks facing the group as a whole and the group’s risk appetite. Following this session, the Committee will submit their conclusions and any recommendations to the Board. Risk management is also given special attention by the Committee, devoting a significant proportion of their time to risk at the July and January meetings.
Committee activities
The Committee regularly reviews with the Director Internal Audit and appropriate executives, the implementation and effectiveness of key operational and functional change and remedial programmes. The Committee also sets time aside at each meeting to seek the views of the internal and external auditors in the absence of management.
During 2011 the Audit & Risk Committee’s business included consideration of the following:

Month	Consideration

April	• BT Global Services major contract review
• Review of the internal control requirements under the Code including risk management processes
• Sarbanes-Oxley Act update
• Draft Annual Report & Form 20-F 2010
• Going concern considerations.

May	• Review of external audit and non-audit fees
• The Annual Report & Form 20-F 2010, full year results, announcement and related formal statements
• Corporation tax provisions
• Review of the internal control requirements under Sarbanes-Oxley
• Annual report on the performance of Internal Audit
• Internal Audit year end Corporate Summary Report
• Annual update on ‘whistleblowing’, litigation trends and major litigation report
• External auditors’ report.

July	• BT’s risk management framework
• BT Security and Anti-Trust update
• First quarter results, announcement and related formal statements
• External auditors’ report

September	• Review of external auditors’ effectiveness.

November	• Review of fees for audit and non-audit services
• Half year results, announcement and related formal statements
• Going concern assessment
• External audit plan
• BT Global Services major contracts review
• Internal Audit Half-Year Performance Report
• Review of internal control requirements under the Code and Sarbanes-Oxley
• Annual review of Committee terms of reference
• External auditors’ report

January	• Internal Audit report
• Risk management review update
• Audit Committee effectiveness
• Sarbanes-Oxley update
• Third quarter results, announcement and related formal statements
• External auditors’ report
• Annual review of accounting policies
• BT Innovate & Design risk update.

The Committee also discussed the planning, conduct and conclusions of the external audit as it proceeded as explained below.
The Committee approved the auditor’s group audit plan after discussion with them. The auditors explained the programme of work they planned to undertake to ensure that the identified risks did not lead to a material misstatement of the financial statements. Where they thought it would be effective to do so, this work included the evaluation and testing of the group’s own internal controls. They also explained where they planned to obtain direct external evidence and were using experts to assist with their audit.
The Committee discussed these issues with them again at the time of their review of the half-year summary financial statements and again at the conclusion of their audit of the financial statements for the year. As they concluded the audit, they explained:
•	the work they had done to test management’s assumptions and estimates and how they had satisfied themselves that these were reasonable;

•	they had reviewed the group’s application of its accounting policies; and

•	the results of their testing of the controls and other procedures carried out in the major overseas locations and the issues they had found there.
The auditors also reported to the Committee the misstatements that they had found in the course of their work and the Committee confirmed that there were no such material items remaining unadjusted in the financial statements.
The Committee evaluated its performance and processes by inviting Committee members, key executives and the external auditors to complete questionnaires. The results showed that the Committee continued to be effective in terms of both behaviours and processes.

REPORT OF THE DIRECTORS
REPORT OF THE NOMINATING & GOVERNANCE COMMITTEE

Introduction
During the year it was agreed that the Committee should be renamed the Nominating & Governance Committee and, in addition to its existing remit, examine governance and compliance issues. It was also agreed that five regional governance committees (RGCs) would be established as sub-committees of the Committee.
The Nominating & Governance Committee is chaired by the Chairman. The other members are Tony Ball, Clay Brendish, Eric Daniels, Patricia Hewitt and Phil Hodkinson.
Five of its six members are independent non-executive directors. Although he is not independent, the Board believes that Sir Michael Rake, as Chairman of the Board, is the most appropriate person to chair the Committee. He would not participate in the selection and appointment of his successor. The Company Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attend the Committee’s meetings.
Committee role
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees. The Nominating & Governance Committee ensures an appropriate balance of experience and abilities on the Board, reviews the size and composition of the Board and recommends any proposed changes to the Board.
It also determines and reviews BT’s governance policies including corporate governance, ethics, business principles, international trading regulation issues and data protection. The Committee met four times during the 2011 financial year.
Committee activities
Nominating
The Committee keeps under review the need to refresh the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It makes recommendations to the Board on whether to reappoint non-executive directors at the end of terms of office. It also reviews the time required from the Senior Independent Director and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman and/or Senior Independent Director, Chief Executive and all other Board appointments.
The Committee reviewed the make-up and size of the Board and its committees, the overall governance framework, considered a proposal for the annual re-election of all directors and the appointment of external facilitators to carry out the next Board evaluation.
The Committee recommended:
•	the appointment of both Patricia Hewitt and Eric Daniels be extended for three years following the expiry of their respective initial three year terms

•	the appointment of Nick Rose as a non-executive director to strengthen the Board capability in the assessment of audit and risk issues, as he had held senior executive positions in various industries

•	the appointment of Jasmine Whitbread as a non-executive director to bring valuable experience to the Board on corporate responsibility, an area where she has held senior positions both in the UK and globally

•	the appointment of Carl Symon be extended for one year following the expiry of a nine year term and having reviewed his independence

•	the continuation of the Chairman in his role, having served for three years, following a review of his performance as part of the Board evaluation.
All appointments are subject to automatic termination in the event of a director not being re-elected by shareholders at the AGM.
Governance and compliance
The Committee receives regular reports on the effectiveness of and compliance with, BT’s governance policies, reviews the corporate governance and decision making structure and processes throughout the group, including the regional approach to governance. It reviews the processes for, and effectiveness of, the whistleblowing procedures within BT and adopted a code of ethics for BT’s Chief Executive, Group Finance Director and senior finance managers as required by the Sarbanes-Oxley Act. The Committee monitors corporate governance developments around the world and their impact on the business. It reviews the policy on where BT does business, the training and communication of governance and compliance, and the approach to appointments on subsidiaries and associated companies and conflicts of interest.
The Committee:
•	recommended the formation of five RGCs namely: UK and Republic of Ireland; US and Canada; Latin America; Europe, Middle East and Africa; and AsiaPac and agreed their terms of reference;

•	received a first report in relation to the establishment of each RGC;

•	received a summary of the roll-out of BT’s ethics “adequate procedures” programme: and

•	reviewed the new whistleblowing procedures and confidential hotline.
The minutes of the Nominating & Governance Committee meetings are sent, at their request, to directors who are not members of the Committee, where appropriate to do so.
Board evaluation
A review was carried out in March and April 2010 by the Chairman and Company Secretary through a questionnaire and discussion and the results were discussed by the Board. A number of actions were implemented to address the points raised, namely:
•	a review was undertaken of the composition of the Board and its Committees. A number of changes have been proposed which have been implemented;

•	the remit of the Audit & Risk Committee has been extended to cover greater focus on risk management; and

•	regular updates and training have been provided to the Board which have covered areas such as the UK Bribery Act 2010 and governance developments, and updates on particular areas of BT’s business operations.
Following the Board evaluation, the Chairman reviewed the performance of each director and his own performance was reviewed by the Senior Independent Director in face-to-face meetings.
The Committee agreed that the next annual Board evaluation would be carried out using an external facilitator. Boardroom Review have been appointed and have begun a series of interviews which will lead to a report for discussion by the Board and an agreed set of actions.
A separate survey about Audit & Risk Committee effectiveness was also carried out and the outcome of the survey is in the Committee’s report.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 67

REPORT OF THE DIRECTORS
REPORT OF THE COMMITTEE FOR SUSTAINABLE & RESPONSIBLE BUSINESS

Introduction
The Committee for Sustainable & Responsible Business is chaired by the Chairman and comprises: Gavin Patterson, Chief Executive BT Retail; Larry Stone, President Group Public and Government Affairs; and Alex Wilson, Group Human Resources Director; three non-executive directors: Clay Brendish, Phil Hodkinson and Jasmine Whitbread and three independent members: Lord Hastings, Baroness Jay and Dame Ellen MacArthur. Jonathon Porritt, chair of BT’s external Leadership Advisory Panel (the Panel) of external sustainability experts, which provides advice on corporate responsibility (CR) issues, attends one meeting per year.
Committee role
With input and recommendations from executive management and advice from the Panel, the Committee sets the CR business strategy for the BT group globally (including wholly owned subsidiaries) for approval by the Board. The Committee reviews and agrees plans and targets, evaluates performance, oversees a culture of transparency and stakeholder accountability and distributes, within the approved budget, funding to support the strategy.
Committee activities
The Committee aims to ensure that BT’s sustainable and responsible business practices are applied throughout the business, minimising any CR risks to BT’s operations and reputation and maximising the opportunities to help create a better future. It encourages innovation and the development of new communications services to help create a more sustainable future for customers, employees and communities – in the UK and around the world. The Committee met four times in the 2011 financial year and reviewed:
•	the CR strategy and key performance indicators;

•	community and charity support programmes;

•	the development of BT’s volunteering and sustainability skills programmes;

•	activities supporting BT’s environment and climate change programmes; and

•	proposals relating to the development of BT’s low carbon economy ICT solutions.
The Committee made visits to a number of organisations in the 2011 financial year, including NSPCC, Childline, Cancer Research UK, ICAN, The Communication Trust and the Pennies Foundation.
The Committee has close links with the Panel. Jonathon Porritt attended the December meeting of the Committee. Gavin Patterson attends Panel meetings.

REPORT OF THE DIRECTORS
REPORT ON DIRECTORS’ REMUNERATION

Overview
•	As outlined in the Chairman’s message, the executive team has made considerable progress in a challenging year, achieving or exceeding demanding objectives for profitability and cash generation. The Chief Executive was therefore awarded a bonus of 126% of target (79% of the maximum opportunity), compared with 142% of target (71% of the maximum) for the previous year. Half of the bonus will be paid in cash and the remaining half will be deferred into shares receivable in three years’ time, subject to continued employment as well as a clawback condition. Whilst customer service improved during the year, the level of improvement was insufficient to justify a payment for that component of the annual bonus.

•	During 2011 the Remuneration Committee reviewed the executive pay structure to ensure that it remains closely aligned to BT’s corporate strategy and shareholders’ interests. The Chair of the Committee led a consultation with major investors and representative bodies as part of the review.

•	The Committee agreed to maintain our policy position of setting basic salaries below the median of our comparator group, so that executive directors can only achieve upper quartile total rewards for exceptional performance in line with stretching performance targets.

•	As BT moves towards achieving profitable growth, alongside a continuing focus on customer service and cost transformation, the Committee decided to strengthen incentives for long-term performance. In particular, we will increase the element of the annual bonus dependent upon individual and role-specific performance aligned with our long-term strategy, and add a new measure of three-year revenue growth to the long-term incentive shares.

•	We have reviewed base salaries and, where appropriate, increased them to bring them closer towards, but still below or around median levels in comparable companies. In making these decisions, we took account of the position of all BT’s employees who will benefit from pay increases and annual bonuses based on the company’s performance in 2011.

•	BT’s executive share plans reach the end of their 10-year life in October 2011. The Committee has agreed that renewed plans should be adopted, generally in the same form as the current plans but updated and amended to reflect best practice and current legislation. Shareholders will be asked to approve the adoption of the plans for a further 10 years at the 2011 Annual General Meeting.
Introduction
This report sets out the details of the remuneration policy for the company’s directors and senior executives and the amounts paid to the directors in 2011. As well as meeting statutory requirements, the Remuneration Committee aims to comply with best practice guidelines and apply the principles of good corporate governance in producing this report. Relevant sections of this report have been audited in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.
Shareholders will be asked to vote on this Report at the 2011 AGM.
Remuneration policy
This part of the Report on directors’ remuneration is not subject to audit.
Remuneration principles
Our policy remains to maintain a competitive remuneration package that will attract, retain and motivate a high quality top team, avoid excessive risk taking and align their interests with those of shareholders.
We believe in pay for performance. We aim to set base salaries below the median for our comparator group, while setting stretching goals for the annual bonus (including deferred shares) and the long-term incentive shares. It is only in return for sustained and excellent performance that the remuneration package as a whole will deliver upper quartile rewards.
A significant proportion of the total remuneration package is therefore variable and linked to corporate performance. The Committee reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders.
In setting directors’ remuneration, the Committee takes account of the remuneration of other companies of similar size, complexity and geographic reach. The Committee also takes into account the pay and employment conditions of all our employees. For instance, the overall increase in senior managers’ pay for 2011 was comparable with the pay settlement offered to our employees generally, with some senior managers receiving no increase. Salary increases for the executive directors are given on page 78.
BT operates in a number of different environments and has many employees who carry out diverse jobs across a number of countries.
•	all employees, including directors, are paid by reference to the market rate

•	performance is measured and rewarded through a number of performance-related bonus schemes across the group

•	business unit performance measures are cascaded down through the organisation

•	BT offers employment conditions that reflect our values and are commensurate with a large publicly listed company, including high standards of health and safety and equal opportunities

•	BT operates all-employee share plans which are open to all employees and executive directors alike

•	BT offers benefits which are available to everyone.
The Committee continues to keep under review the relationship of risk to remuneration and to seek input from the chairman of the Audit & Risk Committee. The largest single driver of on-target remuneration remains cash flow (24% of the Chief Executive’s total package),

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REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

reflecting the importance of cash flow to invest in the business, reduce net debt, support the pension fund and pay progressive dividends. In deciding to include three-year revenue growth as a new measure for the long-term incentive shares, we considered carefully the possible risk of incentivising unprofitable revenue growth. We believe, however, that the continued inclusion of total shareholder return (TSR) and free cash flow performance measures, the inclusion of earnings per share (EPS) in the annual bonus plan and the Board’s focus on profitable growth will sufficiently mitigate this risk.
The Committee is also satisfied that the incentive structure for senior executives does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an individual assessment of each senior executive’s personal contribution to environmental, social and governance measures, including results of the regular employee surveys and health and safety outcomes.
The Committee has reaffirmed its position that the Board and Remuneration Committee have absolute discretion to reduce variable compensation in the light of risk and the Group’s overall performance. We would only use this in exceptional circumstances.
Role of the Remuneration Committee
The Remuneration Committee is a formal committee of the Board and has powers delegated to it under the Articles of Association. Its remit is set out in the terms of reference formally adopted by the Board, which were last reviewed in December 2010.
The terms of reference of the Committee are available on the company’s website at www.bt.com/committees
The Remuneration Committee agrees the framework for the remuneration of the Chairman, the executive directors and certain senior executives. This includes the policy for all cash remuneration, executive share plans, service contracts and termination arrangements. The Committee approves salaries, bonuses and share awards for executive directors and certain senior executives. The Committee approves new executive share plans and any changes and makes recommendations to the Board which require shareholder approval. The Committee also determines the basis on which awards are granted under the executive share plans to executives reporting to the senior management team.
The Board has reviewed compliance with the Combined Code on Corporate Governance on reward-related matters, and confirms that the company has complied with all aspects of the Code.
The Committee met six times during 2011. The Committee is chaired by Patricia Hewitt, the Senior Independent Director. The current members of the Committee are all independent non-executive directors. The other members who served during 2011 were:
•	Eric Daniels

•	Carl Symon

•	Sir Michael Rake (member until 31 May 2010).
In addition, the Chairman and Chief Executive are invited to attend meetings, except when it would be inappropriate for them to be there, for example, when their own remuneration is discussed. Non-executive directors who are not members of the Committee are entitled to receive the papers discussed at meetings and the minutes. In view of the growing demands on remuneration committees from corporate governance requirements, the Committee has been strengthened by the addition of a new member, Tony Ball, with effect from 5 May 2011.
The Committee has received advice during the year from independent remuneration consultants, Towers Watson, who were appointed by the Committee. Towers Watson attended Committee meetings when major remuneration issues were discussed. Towers Watson also provide the company with consultancy services on general human resources (HR) and pensions issues. The Committee regularly consults the Chief Executive, the Group HR Director, the Director Reward and Employee Relations, and the Company Secretary.
The chair of the Committee meets major shareholders, the Association of British Insurers, Risk Metrics (RREV) and Pensions Investment Research Consultants Limited (PIRC) to discuss remuneration issues, on a regular basis.
The Committee reviews its own performance regularly and takes steps to improve its effectiveness.
Remuneration in 2011
The table below summarises the component parts of the remuneration package in 2011. This includes bonuses earned for performance during 2011, payouts received from and awards granted under the executive share plans.

	Ian Livingston	Tony Chanmugam	Gavin Patterson

Base salary	£892,000	£504,000	£521,000

Annual bonus
Cash	£1,415,250	£604,350	£645,750
Deferred shares	726,514 shares[a]	232,680 shares[a]	248,620 shares[a]

Pension[b]	£32,000	£151,000	£104,000

Other benefits	Company car, fuel or driver, personal telecommunications facilities, medical cover, financial planning

Incentive shares – awarded	1,675,769 shares	707,546 shares	744,786 shares
– vested	–	–	–
– lapsed	1,499,425	155,818	735,010

Deferred shares – vested	142,312 shares	38,422 shares	58,931 shares

Shareholding requirement	200% salary	150% salary	150% salary

[a]	Awards of deferred shares are expected to be granted in June 2011. An indication of the number of shares to be granted has been calculated by using the share price (194.8p) on 6 May 2011.

[b]	Pension allowance paid in cash for 2011 – see Pensions on page 78.

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

Salaries
Salaries are reviewed annually but increases are made only where the Committee believes the adjustments are appropriate. In 2011 salaries of the directors were increased to reflect the contribution of the individual, increased responsibilities and market conditions.
Annual bonus
Executive directors are eligible for an annual bonus, based upon corporate performance targets, environmental, social and governance performance and achievement of personal and role-specific objectives. The structure of the annual bonus, approved by shareholders in 2008 and subsequently introduced in phases, is as follows:

	Chief Executive	Executive directors

Annual cash bonus	target 125% salary maximum 200% salary	target 100% salary maximum 150% salary

Deferred bonus into shares	target 125% salary maximum 200% salary	target 75% salary maximum 112.5% salary

Total bonus	target 250% salary maximum 400% salary	target 175% salary maximum 262.5% salary

Following our review, the Committee decided to leave this structure unchanged.
The deferred shares, which are based on the same performance criteria as the cash bonus, are, of course, subject to continued employment as well as to clawback, see Clawback on page 73.
Targets for the annual bonus are set at the beginning of the financial year. For 2011, the weighting of the bonus targets were set as follows:

STRUCTURE OF ANNUAL BONUS 2011

ADJUSTED EARNINGS PER SHARE (EPS)	30%
+
REPORTED FREE CASH FLOW	30%
+
CUSTOMER SERVICE IMPROVEMENT	20%
+
ENVIRONMENTAL, SOCIAL AND GOVERNANCE OBJECTIVES (ESG)	10%
+
ROLE-SPECIFIC OBJECTIVES	10%
=
TOTAL	100%
The scores for corporate performance targets for 2011 (see Our strategy on page 6) were as follows:

Measure (weighting)	Threshold	Target	Maximum	Actual

EPS (30%)	15%	30%	60%	60%
Free cash flow (30%)	15%	30%	60%	60%
Customer service (20%)	10%	20%	40%	0%
Sub-total				120%

ESG (10%)	5%	10%	20%	[a]
Role-specific objectives (10%)	5%	10%	20%	[a]

[a]	Performance is assessed on an individual basis.
The two financial targets (which together represent 60% of the bonus) have a direct impact on shareholder value, while customer service and broader objectives are vital to the company’s long-term health and growth. We do not publish details of the EPS and cash flow targets, since these are market sensitive and commercially confidential. The Committee is, however, satisfied that the measures are appropriate and that the targets are properly stretching.
In calculating EPS for purposes of the annual bonus, volatile items which would be reported under IFRS are excluded. The impact of market movements in foreign exchange and financial instruments, plus the net finance expense or income relating to the group’s pension liabilities, were excluded from the target.
Customer service is measured by rigorous and challenging ‘right first time’ metrics across each line of business. Although we will keep this measure under review, ‘right first time’ is directly linked to cost reductions as well as to customer satisfaction and is measured objectively. As explained by the Chief Executive in his introduction to the Business review on page 9, the company did not always deliver on its promises to customers during 2011; as a result, no payment for the customer service component of the annual bonus will be made.
The environmental, social and governance measure is assessed by the Chief Executive for each senior executive, and by the Chairman for the Chief Executive himself. Assessment is based upon BT’s regular employee survey as well as health and safety and sustainability measures.
In 2011 we introduced a new measure, worth 10% of the bonus, relating to individual performance against personal and role-specific objectives based on the company’s strategic priorities.
Annual bonuses are paid in cash and deferred shares. Details of the bonuses for Ian Livingston, Tony Chanmugam and Gavin Patterson are set out in the table on page 77.
Annual bonuses are not pensionable.
Deferred shares
As shown in the table above, part of an executive director’s annual bonus is deferred into shares. The number of shares under each award is calculated using the average market price of BT shares on the three dealing days preceding the date of grant.
The shares vest and are transferred to the executive after three years if they remain employed by the company. There are no additional performance measures for the vesting of deferred shares but they are subject to clawback. There is no subsequent matching of deferred shares. The Committee considers that awarding shares on a deferred basis acts as a retention measure and contributes to the alignment of management with the long-term interests of the shareholders.
The deferred share awards for previous years for Ian Livingston, Tony Chanmugam and Gavin Patterson at the end of 2011 are contained in the table on page 81.

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Incentive shares
The Chief Executive received an award of incentive shares with a value equivalent to 2.5x salary (2010: 3x salary). Other executive directors received awards with a value of 2x salary (2010: 2.5x salary).
The details of all the awards of incentive shares held by Ian Livingston, Tony Chanmugam and Gavin Patterson at the end of the 2011 financial year are contained in the table on page 80. Awards of incentive shares granted in 2011 are given in the table on page 70.
Remuneration in 2012
During 2011 the Remuneration Committee reviewed the senior executive remuneration package, taking into account the challenges to the business, our strategic priorities, the need to ensure alignment with shareholders’ interests and the other general principles on which we base executive pay. In particular, as BT moves towards achieving profitable growth, alongside a continuing focus on customer service and cost transformation, the Committee decided to strengthen incentives for long-term performance. As part of the review, we conducted an extensive and helpful consultation with institutional shareholders and representative bodies.
The Committee decided to implement the following changes in 2012:
•	At present, incentive shares are based equally on relative total shareholder return (TSR) and three-year free cash flow. We will retain both measures, which are critical to delivering shareholder value. In order to increase the alignment of pay with our focus on long-term profitable growth, we will also introduce a further measure, worth 20%, based on long-term revenue growth. The remaining 80% will be split equally between TSR and free cash flow.

•	The new revenue growth measure is based on underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in regulatory mobile termination rates which have no impact on the group’s profitability.

•	Our policy is to set measures for the incentive shares for free cash flow and long-term revenue growth so that they are appropriately stretching. The threshold performance level, which must be achieved before shares vest, is established above market expectations when targets are set and the maximum award is only available for outstanding performance. The Committee has decided that the revenue element of the award will begin to vest only if revenue in 2014 is higher than the baseline of 2011. In the face of a tough regulatory environment and intense competition, the Committee believes that the targets they have set for remuneration purposes are very challenging.

•	In order to allow greater differentiation between individuals’ contribution to the company’s strategic priorities, we will increase the weighting in the annual bonus on personal and role-specific objectives aligned with our strategy. For the Chief Executive and Group Finance Director, corporate performance (EPS, free cash flow and customer service) will represent 75% of the scorecard; personal and role-specific objectives aligned with our strategy 15%, and ESG performance 10%. For the other executive director, 60% will be linked to corporate objectives, 15% to business unit objectives, 15% to personal objectives and 10% to ESG performance.

•	In order to strengthen the alignment with shareholders’ interests, the customer service element of the annual bonus will only be paid if the minimum EPS threshold is also achieved.
The Committee believes that the group performance targets for 2012 are very challenging.
The Committee has considered carefully the relationship of risk to remuneration. The Committee is satisfied that this spread of measurement criteria does not drive inappropriate and risky behaviour and that they are aligned to shareholders’ interests.
Base salaries have also been reviewed and, where appropriate, increased to bring them more closely towards, but still typically below or around, mid-market levels in comparable companies. In making these decisions, the Committee took account of the position of all BT’s employees who will benefit from pay increases and annual bonuses based on the company’s performance in 2011.
The structure of the annual bonus (cash and deferred shares) is unchanged for 2012. The value of awards of incentive shares is also unchanged for 2012.
No retention awards or share options will be granted.
Proportion of fixed and variable remuneration
The composition of each executive director’s performance-related remuneration, excluding pension, is as follows:

Ian Livingston
Tony Chanmugam
Gavin Patterson

a	Target remuneration comprises current base salary, on-target annual bonus and the expected value of awards under the deferred bonus and incentive share plans.

b	Actual remuneration comprises base salary, actual cash bonus and the value received from deferred shares and incentive shares (awards granted in 2007 and vested in 2010) during the financial year.
Long-term share-based incentives
Incentive shares
BT operates a long-term Incentive Share Plan (incentive shares), based on performance over three years. Shares only vest if the participant is still employed by BT and challenging performance measures have been met. For awards granted in 2008*, the vesting of awards was based entirely on TSR relative to a comparable group of companies; in 2009 and 2010, 50% of awards are based on relative TSR with the balance based on a three-year cumulative free cash flow measure. The use of a free cash flow measure for the long-term incentive plan as well as for the annual bonus reflects the importance of cash generation over both the short and medium term.

*	For the grant of share awards and options, references to 2008, 2009, etc., are to the calendar year and not the financial year.

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

TSR for these purposes was calculated by JPMorgan Cazenove. TSR links the reward given to directors with the performance of BT against other major companies. TSR is measured against a comparator group which contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT.
The TSR comparator group for awards to be granted in 2011 comprises the following companies:

Accenture	France Telecom	Telecom Italia

AT & T	Hellenic Telecom	Telefónica

Belgacom	IBM	Telekom Austria

BSkyB	National Grid	Telenor

BT Group	Portugal Telecom	TeliaSonera

Cable & Wireless Worldwide	Royal KPN	Verizon

Cap Gemini	Swisscom	Virgin Media

Centrica	TalkTalk	Vodafone

Deutsche Telekom

The TSR comparator group was the same for awards granted in 2010. In 2009, Cable & Wireless Worldwide replaced Cable & Wireless and TalkTalk replaced Carphone Warehouse.
The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period with the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing prices for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the three months prior to the beginning of the performance period; and the end value is determined by calculating the average RI over the three months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and end values indicates growth in TSR.
Historical vesting for executive share plans
Performance conditions for the incentive shares and share options are challenging as demonstrated by the table below. Relative TSR has been the measure for many years. This measure has been retained under the current remuneration policy although a free cash flow measure was added for awards granted in 2009 and 2010, and in 2011 there will be an additional revenue measure.
For recent awards, both TSR and cash flow performance have improved when compared with the last five years and recent awards are projected to vest at higher levels than the awards for the period from 2004 to 2008 as shown below.
The following table shows the vesting levels of BT’s incentive share awards and share options granted to executives since 2004.

			Share options
Year of	Performance	Incentive shares	percentage
grant	period	percentage vesting	vesting

2004	2004-2007	55%	58%
2005	2005-2008	25%	–
2006	2006-2009	0%	–
2007	2007-2010	0%	–
2008	2008-2011	0%	–

Average annual vesting		16%	–

No share options have been granted since 2004.
At 31 March 2011, the TSR for the awards granted in 2008 was at 9th position against the comparator group of 15 companies. As a result, none of the shares will vest and all of the share awards have lapsed.
TSR vesting schedule for awards of incentive shares granted in 2009 and 2010
The following table shows the potential vesting of awards granted in 2009 and 2010 based on performance to date.
The remaining 50% of the awards of incentive shares are based on a three-year cumulative cash flow measure. For awards to be granted in 2011, there will be an additional measure of revenue growth over three years, which will form 20% of the measure. The TSR and cash flow measures will each be reduced to 40% of the total measure.
The Committee believes that the free cash flow and revenue performance measures are challenging and the financial performance necessary to achieve awards towards the upper end of the range for each target is stretching. Targets for threshold performance have been established at above market consensus at the time when they were set.
Clawback
The rules of the executive share plans provide for a clawback of unvested awards in circumstances where the Committee becomes aware of facts which would, in its discretion, justify such reduction.
Retention shares
Awards of retention shares are used by exception only and principally as a recruitment or retention tool. As a result, shares currently under award are not generally subject to a corporate performance target. The length of the retention period before awards vest is flexible, although this would normally be three years unless the Committee agrees otherwise. The shares are transferred at the end of the specified period if the individual is still employed by BT and any performance conditions are met. No awards of retention shares were made to executive directors, but one award was granted to a senior executive in the 2011 financial year.
Share options
No share options have been awarded under the Global Share Option Plan (GSOP) since 2004.
Details of options held by directors at the end of 2011 are contained in the table on page 79.
Renewal of executive share plans
The four executive share plans, the BT Group Incentive Share Plan, the BT Group Deferred Bonus Plan, the BT Group Retention Share

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Plan and the BT Group Global Share Option Plan reach the end of their 10 year life in October 2011.
The Remuneration Committee has agreed that these plans, together the BT Executive Portfolio, should be renewed to deliver share awards as part of the senior executive remuneration package. Accordingly, shareholders will be asked to approve adoption of renewed plans at the AGM in 2011. The renewed plans will be in substantially the same form and have been updated to reflect changes in legislation, best practice and market developments. No material changes to the plans have been made.
Other share plans
The Chairman and executive directors may participate in BT’s all-employee share plans, the Employee Sharesave Scheme, Employee Share Investment Plan (ESIP) and Allshare International, on the same basis as other employees. Details of these plans are disclosed in note 6 to the consolidated financial statements.
Dilution
Treasury shares are generally used to satisfy the exercise of share options, the grant of share awards and for the all-employee share plans. At the end of the 2011 financial year, treasury shares equivalent to 9% of the issued share capital would be required for these purposes. It is estimated that treasury shares equivalent to approximately 1% of the issued share capital will be required for all the employee share plans in 2012.
Other matters
Executive share ownership
The Committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred shares and incentive shares provide considerable alignment. The directors are encouraged to build up a shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance or income tax liability) or from a purchase in the market. The Chief Executive is required to build up a shareholding of 2x salary and the remaining directors 1.5x salary. Progress towards meeting these targets has been made in 2011.
Current shareholdings are set out on page 76.
Pensions
The BT Pension Scheme (BTPS) closed to new entrants on 31 March 2001. None of the executive directors participates in future service accrual in the BTPS although Tony Chanmugam’s pension is based on final salary. Executive directors who are members of the BTPS also benefit from a death in service lump sum of four times salary.
All new employees are eligible to join the defined contribution BT Retirement Saving Scheme (BTRSS), the successor to the defined contribution BT Retirement Plan (BTRP). The BTRSS is a group personal pension plan. For executive directors the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Executive directors who are not members of BTPS benefit from a death in service lump sum of four times salary and a dependant’s pension of 30% of capped salary.
Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives, are excluded.
Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions, and personal tax advice and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and certain executive directors who may become permanently incapacitated.
Service agreements
It is group policy for the Chairman and executive directors to have service agreements providing for one year’s notice by the company and six months’ notice by the director. All of the service agreements contain provisions dealing with the removal of a director for poor performance, including in the event of early termination of the contract by BT. The contracts of the Chairman, Ian Livingston, Tony Chanmugam and Gavin Patterson entitle them on termination of their contract by BT to payment of salary and the value of benefits (pension benefits (including life cover), health cover, dental cover and car) until the earlier of 12 months from notice of termination or the director obtaining full-time employment. No director will receive a bonus or other payments on a change of control.
Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ian Livingston receives an annual fee of £25,000 as a non-executive director of Celtic and an additional annual fee of £5,000 for chairing the audit committee. Tony Chanmugam is a non-executive director and chairman of the audit committee of Barnet and Chase Farm Hospital Trust, for which he receives an annual fee of £6,096 which is donated to charity. On 1 February 2011, Gavin Patterson was appointed as a non-executive director of British Airways for which he receives an annual fee of £50,000.
Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period, the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out in BT’s non-executive directors on page 63. The letters of appointment of non-executive directors are terminable on notice by the company without compensation. The letters of appointment are open for inspection by the public at the registered office of the company.
Non-executive directors’ remuneration
Eight of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive, and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
The Board reviewed and increased the fees for the non-executive directors in January 2011. The fees had not previously been increased since January 2008. Increases in the fees were consistent with salary levels and increases for the broader employee population. The fees of the non-executive directors will be reviewed annually in the future.

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

The basic fee for non-executive directors is £62,000 per annum (2010: £60,000). There are additional fees for membership and chairing a Board committee, details of which are given in the table below:

		Additional
Committee	Member’s fee	Chairman’s fee

Audit & Risk	£15,000	£15,000
Remuneration	£10,000	£10,000
Nominating & Governance	£7,500	£5,000
Other Board committees	£5,000	£5,000

Patricia Hewitt, as Senior Independent Director, chair of the Remuneration Committee, chair of the Pension Scheme Performance Review Group and a member of the Audit & Risk Committee, receives total fees of £159,500 per annum. Carl Symon receives an additional annual fee of £72,500 as chairman of the Equality of Access Board (a Board committee).
An additional fee of £2,000 per trip is paid to those non-executive directors travelling regularly from overseas to Board and Board committee meetings on an inter-continental basis.
To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, BT shares to the value of £5,000 each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory. Current shareholdings are shown on page 76.
No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.
Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment

Sir Michael Rake I Livingston T Chanmugam G Patterson	26 September 2007 1 June 2008 1 December 2008 1 June 2008	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors

C Brendish	1 September 2002	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2005 and by a further three years in 2008. The appointment will terminate on 31 August 2011. The appointment is terminable by the company or the director on three months’ notice.

C G Symon	14 January 2002	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2005 and by a further three years in 2008. The appointment was extended in January 2011 for 12 months. The appointment will terminate on 13 January 2012. The appointment is terminable by the company or the director on three months’ notice.

P Hodkinson	1 February 2006	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2009. The appointment is terminable by the company or the director on three months’ notice.

J E Daniels P Hewitt	1 April 2008 24 March 2008	Letters of appointment were for an initial period of three years and are terminable by the company or the director on three months’ notice. The appointments were extended for three years in March 2011.

T Ball	16 July 2009	Letter of appointment is for an initial period of three years. The appointment is terminable by the company or the director on three months’ notice.

N Rose J Whitbread	1 January 2011 19 January 2011	Letters of appointment are for an initial period of three years. The appointments are terminable by the company or the director on three months’ notice.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors.
There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

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Directors’ interests
The interests of directors holding office at the end of the year, and their families, in the company’s shares at 31 March 2011 and 1 April 2010, or at date of appointment if later, are shown below:

	Number of shares
Beneficial holdings	2011	2010

Sir Michael Rake	109,710	108,362
I Livingston[a]	1,155,545	1,084,513
T Chanmugam[a]	224,416	205,629
G Patterson[a]	439,473	409,181
T Ball	15,000	15,000
C Brendish	44,670	41,920
J E Daniels	12,647	12,647
P Hewitt	12,391	10,554
P Hodkinson	16,683	16,683
N Rose[b]	50,000	–
C G Symon	20,056	20,056
J Whitbread[c]	640	–

Total	2,101,231	1,924,545

[a]	Includes free shares awarded under the ESIP.

[b]	Nick Rose was appointed on 1 January 2011.

[c]	Jasmine Whitbread was appointed on 19 January 2011.
During the period from 1 April 2011 to 6 May 2011, there were no movements in directors’ beneficial holdings.
The directors, as a group, beneficially own less than 1% of the company’s shares.
Performance graph
This graph illustrates, as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the performance of BT Group plc measured by TSR relative to a broad equity market index over the past five years. We consider the FTSE 100 to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period, and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

31 March 2006 = 100

Source: Datastream The graph shows the relative TSR performance of BT and the FTSE 100 over the past five years.

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

Remuneration review
The remainder of the Report on directors’ remuneration is subject to audit.
Directors’ emoluments
Directors’ emoluments for the financial year 2011 were as follows:

		Pension
		allowance				Other
	Basic	net		Annual		benefits
	salary and	of pension	Total salary	bonus	Expense	excluding	Total	Total	Deferred shares[b]
	fees	contributions[a]	and fees	cash	allowance	pension	2011	2010	2011	2010
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Sir Michael Rake[c]	613	–	613	–	–	25	638	670	–	–
I Livingston[c]	892	32	924	1,415	–	20	2,359	2,105	1,415	1,206
T Chanmugam[c,d,e]	504	151	655	604	19	12	1,290	1,109	453	346
G Patterson[c,d]	521	104	625	645	19	11	1,300	1,133	484	365
T Ball	73	–	73	–	–	–	73	53	–	–
C Brendish	82	–	82	–	–	–	82	80	–	–
J E Daniels	76	–	76	–	–	–	76	75	–	–
P Hewitt	152	–	152	–	–	–	152	128	–	–
P Hodkinson	102	–	102	–	–	–	102	100	–	–
N Rose[f]	16	–	16	–	–	–	16	–	–	–
C G Symon[g]	152	–	152	–	–	16	168	174	–	–
J Whitbread[h]	14	–	14	–	–	–	14	–	–	–

	3,197	287	3,484	2,664	38	84	6,270	5,627	2,352	1,917

Termination payments
H Lalani[i]							612	131

							6,882	5,758

[a]	Pension allowance paid in cash for 2011 – see ‘Pensions’ on page 78.

[b]	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.

[c]	Other benefits include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the directors and immediate family, special life cover, professional subscriptions, personal tax advice, and financial counselling.

[d]	Expense allowance in the above table includes a monthly cash allowance in lieu of a company car or part of such allowance which has not been used for a company car.

[e]	Tony Chanmugam was granted a retention cash award in early 2008 prior to his appointment as a director. He received a payment of £315,000 in May 2010.

[f]	Nick Rose was appointed as a director on 1 January 2011.

[g]	Includes an additional fee for regular travel to Board and Board committee meetings.

[h]	Jasmine Whitbread was appointed as a director on 19 January 2011.

[i]	Hanif Lalani’s contract was terminated on 11 January 2010. In accordance with his contract, his salary of £585,000 per annum and the value of his benefits to which he was entitled amounting to £195,000 per annum, continued to be provided until 10 January 2011.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 77

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

The annual cash bonus awards for 2011 are not pensionable. Ian Livingston’s bonus of £1,415,250 represented 157.25% of his current salary (2010: 142%), Tony Chanmugam’s bonus of £604,350 represented 118.5% of his current salary (2010: 97%) and Gavin Patterson’s bonus of £645,750 represented 123% of his current salary (2010: 97%).
Following this year’s review of annual salaries, Ian Livingston’s salary will be increased to £925,000 (2.8%), Tony Chanmugam’s salary will be increased to £535,000 (4.9%) and Gavin Patterson’s salary will be increased to £570,000 (8.6%). All increases will be effective from 1 June 2011.
Salary increases for direct reports to the Chief Executive (including the executive directors) were consistent with the salary increases for employees throughout the company.
Sir Michael Rake’s salary was increased from £600,000 to £650,000 with effect from 1 January 2011, the first increase since his appointment as Chairman in September 2007. His salary will be reviewed again in January 2012. This increase is consistent with salary increases for employees over the same period.
Former directors
Sir Peter Bonfield received under pre-existing arrangements, a pension of £403,745 in 2011 (2010 £394,283).
Baroness Jay retired as a non-executive director on 13 January 2008 but continues as a member of the Committee for Sustainable & Responsible Business for which she receives an annual fee of £6,500.
Deborah Lathen retired as a director on 31 January 2010 and she received an annual fee of US$70,000 (£42,000) as a consultant to BT.
Hanif Lalani, who resigned as a director on 7 January 2010, will receive a deferred pension under the BTPS on his 60th birthday.
Loans
There are no outstanding loans granted by any member of the BT Group to any of the directors, or guarantees provided by any member of the BT Group for their benefit.
Pensions
Sir Michael Rake is not a member of any of the company pension schemes, and the company made no payments towards retirement provision. BT provides him with a lump sum death in service benefit of £1m.
Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £234,750 into his personal pension plan, plus a cash payment of £32,250 representing the balance of the pension allowance for the 2011 financial year. BT also provides him with a death in service lump sum benefit of four times his salary.
Tony Chanmugam is a member of the BTPS but has opted out of future pensionable service accrual. The company pays him an annual allowance equal to 30% of salary towards pension provision. A cash payment of £151,250 was made for him for the 2011 financial year. BT also provides him with a death in service lump sum benefit of four times his salary.
Gavin Patterson receives an annual allowance equal to 30% of salary towards pension provision. Of this amount, £52,080 was paid as an employer contribution into the BTRSS and the balance of £104,160 was paid as a cash payment for the 2011 financial year. BT also provides him with a death in service lump sum benefit of four times his salary plus a widow’s pension of 30% of his capped salary.
The table below shows the increase in the accrued benefits, including those referred to above, to which each director who is a member of the BTPS has become entitled during the year, and the transfer value of the increase in accrued benefits.
Increases in pension benefits at 31 March 2011

							Transfer
							value of
							increase
					Change		in accrued
					in transfer	Additional	benefits in
					value c-d	accrued benefits	e less
					less director’s	earned in	director’s
	Accrued pension		Transfer value of accrued benefits		contributions	the year	contributions

	2011	2010	2011	2010	2011	2011	2011
	£000[a]	£000[b]	£000[c]	£000[d]	£000	£000[e]	£000[f]

T Chanmugam[g]	191	180	4,197	3,536	661	3	51

a-d	As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

a-b	The values represent the deferred pension to which he would have been entitled had he left the company on 31 March 2011 and 2010, respectively.

[c]	Transfer value of the deferred pension in column (a) as at 31 March 2011 calculated on the basis of actuarial advice in accordance with relevant legislation. The transfer value represents a liability of the BTPS rather than any remuneration due to the individual, and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

[d]	The equivalent transfer value but calculated as at 31 March 2010 on the assumption that the director left the company on that date.

[e]	The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).

[f]	The transfer value of the pension in column (e), less directors’ contributions.

[g]	Tony Chanmugam’s contributions in the financial year 2011 were £nil (2010: £nil).

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

Share options held at 31 March 2011, or date of appointment if later

	Number of shares under option
	1 April 2010								Usual date
	or date of						31 March	Option price	from which	Usual expiry
	appointment if later		Granted		Lapsed	Exercised	2011	per share	exercisable	date

Sir Michael Rake	12,110	[a]	–		–	–	12,110	68p	01/08/2012	01/02/2013
	–		1,485	[b]	–	–	1,485	104p	01/08/2015	01/02/2017

I Livingston	12,110	[a]	–		–	–	12,110	68p	01/08/2012	01/02/2013

T Chanmugam	37,384	[c]	–		–	–	37,384	192p	24/06/2007	24/06/2014
	12,110	[a]	–		–	–	12,110	68p	01/08/2012	01/02/2013

G Patterson	98,178	[c]	–		–	–	98,178	192p	24/06/2007	24/06/2014

Total	171,892		–		–	–	173,377

All of the above options were granted for nil consideration.

[a]	Option granted on 7 April 2009 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate.

[b]	Option granted on 17 June 2010 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate.

[c]	Options granted under the GSOP on 24 June 2004. The exercise of options was subject to a performance measure being met. The performance measure is relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all the options to become exercisable. At median, 30% of the options would be exercisable. Below that point none of the options could be exercised. The three-year performance period ended on 31 March 2007. At that date, the company was at 8th position against the comparator group and as a result, 42% of each options lapsed and 58% of each option became exercisable on 24 June 2007.
Note: Hanif Lalani, a former director who left the company on 31 March 2010, had an option over 90,625 shares with an option price of 192p per share and an option over 105,264 shares at 199.5p per share, which were preserved until 31 March 2011. Both options lapsed on 31 March 2011.
The market price of BT shares at 31 March 2011 was 185.6p (2010: 123.9p) and the range during 2011 was 109.9p to 191.1p (2010: 79.7p – 149.6p).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 79

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

Share awards under long-term incentive plans held at 31 March 2011, or date of appointment, if later
Details of the company’s ordinary shares provisionally awarded to directors, as awards of incentive shares are as follows:

						Total
						number of				Monetary
						award				value of
						shares			Market	vested
	1 April		Dividends			31 March		Price	price	award
	2010	Awarded	re-invested	Vested	Lapsed	2011	Vesting date	on grant	at vesting	£000

I Livingston
2008[a]	1,433,332	–	66,093	–	1,499,425	–	31/3/2011	203p	–	–
2009[b]	2,037,329	–	93,945	–	–	2,131,274	31/3/2012	128.41p	–	–
2010[c]	–	1,675,769	77,273	–	–	1,753,042	31/3/2013	134.26p	–	–

T Chanmugam
2008[a]	148,951	–	6,867	–	155,818	–	31/3/2011	203p	–	–
2009[b]	948,755	–	43,749	–	–	992,504	31/3/2012	128.41p	–	–
2010[c]	–	707,546	32,626	–	–	740,172	31/3/2013	134.26p	–	–

G Patterson
2008[b]	702,612	–	32,398	–	735,010	–	31/3/2011	203p	–	–
2009[b]	998,689	–	46,051	–	–	1,044,740	31/3/2012	128.41p	–	–
2010[c]	–	744,786	34,343	–	–	779,129	31/3/2013	134.26p	–	–

[a]	Awards granted on 25 June 2008. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. The awards would vest subject to meeting a performance condition, on 31 March 2011. The performance measure was relative TSR compared with a group of 15 companies from the European Telecom Sector as at 1 April 2008. BT’s TSR had to be in the upper quartile for all the shares to vest. At median, 25% of the shares would vest. Below that point, no shares would vest. At 31 March 2011, BT’s TSR was at 9th position against the comparator group. As a result all of the awards lapsed on that date.

[b]	Awards granted on 7 August 2009. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. 50% of each award of shares is linked to TSR compared with a group of 25 companies and 50% is linked to a three-year cumulative free cash flow measure. The awards will vest subject to meeting the two performance conditions, on 31 March 2012.

[c]	Awards granted on 25 June 2010. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. 50% of each award of shares is linked to TSR compared with a group of 25 companies and 50% is linked to a three-year cumulative free cash flow measure. The awards will vest subject to meeting two performance conditions, on 31 March 2013.
Vesting of outstanding awards of incentive shares

		31 March 2011				31 March 2010
		Free cash	Percentage of		Percentage of	Free cash	Percentage of		Percentage of
	Vesting date	flow position	shares vesting	TSR position	shares vesting	flow position	shares vesting	TSR position	shares vesting

2007[a]	31/3/2010	N/A	N/A	14	0%	–	–	14	0%
2008[b]	31/3/2011	N/A	N/A	9	0%	–	–	14	0%
2009[c]	31/3/2012	100%	50%	4	50%	100%	50%	10	31%
2010[d]	31/3/2013	100%	50%	2	50%	100%	50%	–	–

[a]	The performance period for the 2007 awards ended on 31 March 2010. BT’s TSR position was at 14th position against the European Telecom Sector of 15 companies. As a result, all the shares lapsed on that date.

[b]	The performance period for the 2008 awards ended on 31 March 2011. BT’s TSR position was at 9th position against the European Telecom Sector of 15 companies. As a result all the shares lapsed on that date.

[c]	The performance period for the 2009 awards ends on 31 March 2012. 50% of each award of shares is linked to TSR; and 50% is linked to a three-year cumulative free cash flow measure. (See Long-term share-based incentives on page 72). The awards will vest subject to meeting the two performance conditions on 31 March 2012.

[d]	The performance period for the 2010 awards ends on 31 March 2013. 50% of each award of shares is linked to TSR; and 50% is linked to a three-year cumulative free cash flow measure. (See Long-term share-based incentives on page 72). The awards will vest subject to meeting the two performance conditions on 31 March 2013.

Note: For awards granted in 2009 and 2010, the vesting level is the anticipated level based on performance to date.

REPORT OF THE DIRECTORS     REPORT ON DIRECTORS’ REMUNERATION

Deferred share awards at 31 March 2011, or date of appointment, if later
The following deferred share awards have been granted to the directors. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

						Total
						number of				Monetary
						award				value of
						shares			Market	vested
	1 April		Dividends			31 March		Price	price	award
	2010	Awarded[a]	re-invested	Vested	Lapsed	2011	Vesting date	at grant	at vesting	£000

I Livingston	142,312	–	–	142,312	–	–	1/8/2010	321.67p	142p	£202
	226,946	–	10,464	–	–	237,410	1/8/2011	203p	–	–
	274,358	–	12,650	–	–	287,008	1/8/2012	128.41p	–	–
	–	898,212	41,417	–	–	939,629	1/8/2013	134.26p	–	–

T Chanmugam	38,422	–	–	38,422	–	–	1/8/2010	321.67p	142p	£55
	53,357	–	2,459	–	–	55,816	1/8/2011	203p	–	–
	61,529	–	2,836	–	–	64,365	1/8/2012	128.41p	–	–
	–	258,431	11,916	–	–	270,347	1/8/2013	134.26p	–	–

G Patterson	58,931	–	–	58,931	–	–	1/8/2010	321.67p	142p	£84
	92,611	–	4,269	–	–	96,880	1/8/2011	203p	–	–
	96,832	–	4,464	–	–	101,296	1/8/2012	128.41p	–	–
	–	272,033	12,543	–	–	284,576	1/8/2013	134.26p	–	–

Former Director
H Lalani[b]	124,691	–	–	124,691	–	–	1/8/2010	321.67p	142p	£177
	105,374	–	4,858	–	–	110,232	1/8/2011	203p	–	–

[a]	Awards granted on 25 June 2010 in respect of the 2010 financial year. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant.

[b]	Hanif Lalani left the company on 31 March 2010. His award of 110,232 shares was pro-rated and will vest on 1 August 2011.
Details of awards of deferred shares in respect of the 2011 financial year are given in the table on page 77. The number of shares subject to the awards will be calculated using the average middle market price of a BT share for the three days prior to the grant. It is expected that awards will be granted in June 2011.
Share awards under the Employee Share Investment Plan
(ESIP) at 31 March 2011, or at date of appointment, if later

Total number of
shares
31 March 2011

I Livingston	363

T Chanmugam	679

G Patterson	247

During the year no awards of shares were granted under the ESIP.
All UK employees may participate in the ESIP. The awards are not subject to any performance conditions.
By order of the Board
Rt Hon Patricia Hewitt
 Chair of Remuneration Committee
11 May 2011

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 81

REPORT OF THE DIRECTORS
DIRECTORS’ INFORMATION
Election and re-election
All directors are required by BT’s Articles of Association to be elected by shareholders at the first annual general meeting (AGM) after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.
Nich Rose and Jasmine Whitbread, having been appointed as directors by the Board, will retire at the 2011 AGM and will be proposed for election. In line with the New Code, the Board has decided that all other directors except Clay Brendish, will be proposed for re-election. Clay, whose appointment will end on 31 August 2011 will then retire from the Board. Details of these directors’ contracts/letters of appointment are included in the Report on directors’ remuneration.
The chairman reviewed the performance of each director and found that each of them makes an effective contribution to the deliberations of the Board and continues to demonstrate commitment to the role. The Chairman’s performance was reviewed by the senior independent director.
Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit & Risk, Nominating & Governance and Remuneration Committees during the 2011 financial year.

				Nominating &
			Audit & Risk	Governance	Remuneration
	Board		Committee	Committee	Committee
	Number of meetings held
	10		6	4	6
	Number of meetings attended (maximum possible)

Sir Michael Rake[a]	9	(10)	–	4(4)	1(1)
Ian Livingston	10	(10)	–	–	–
Tony Chanmugam	10	(10)	–	–	–
Gavin Patterson	10	(10)	–	–	–
Clay Brendish	9	(10)	6(6)	4(4)	–
Carl Symon	10	(10)	6(6)	–	6(6)
Phil Hodkinson	9	(10)	6(6)	3(4)	–
Patricia Hewitt	8	(10)	6(6)	3(4)	6(6)
Eric Daniels	9	(10)	–	4(4)	6(6)
Tony Ball	10	(10)	–	4(4)	–
Nick Rose[b]	2	(2)	–	–	–
Jasmine Whitbread[c]	2	(2)	–	–	–

[a]	Sir Michael Rake ceased to be a member of Remuneration Committee on 31 May 2010.

[b]	Nick Rose was appointed to the Board on 1 January 2011.

[c]	Jasmine Whitbread was appointed to the Board on 19 January 2011.
The Board keeps under review the level of attendance, and contribution by directors at Board meetings and the Chairman meets with non-executive directors on an individual basis.
Service agreements
The Chairman and executive directors have service agreements, the terms of which are approved by the Remuneration Committee. Information about the periods of these contracts is in the Report on directors’ remuneration.
Training and information
On appointment, directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the main Board committees, and the powers delegated to those committees, BT’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information. Since appointment in January 2011, Nick Rose and Jasmine Whitbread have met with the Operating Committee members. They have also had a series of meetings with other key senior executives across the company and in relation to committee memberships, specific briefings have taken place.
Directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. The Board has an annual strategy meeting, with regular reviews during the year. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Company Secretary. They are reminded of certain obligations each year and they are also updated on changes to the legal, accounting and governance requirements affecting the company and themselves as directors. During the 2011 financial year, for example, the Board received briefings on changes to UK company law and on various corporate governance matters through regular Secretary’s Reports. The Chairman also sends a weekly email to non-executive directors which includes topical sector highlights and updates on key business activities.
Guidelines govern the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times, and to take account of their duties as directors.
Independent advice
The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense. All directors also have access to the advice and services of the Company Secretary.
Directors’ and officers’ liability insurance and indemnity
For some years, BT has purchased insurance to cover the directors and officers of BT Group plc and its subsidiaries (and the BT nominated directors of associated companies and joint ventures) against defence costs and civil damages awarded following an action brought against them in that capacity. The insurance operates to protect the directors and officers directly in circumstances where by law BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of the programme is ringed-fenced for the directors of BT Group plc. The cover has been extended to provide limited cover for civil fines and penalties. At the date on which this report was approved, and throughout the 2011 financial year, the company’s wholly owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.
Interest of management in certain transactions
During and at the end of the 2011 financial year, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

82

REPORT OF THE DIRECTORS
BUSINESS POLICIES

Responsible business
Our Statement of Business Practice: ‘The Way We Work’ (TWWW) has been in place for more than 10 years. This covers all our operations and applies worldwide to all employees, and to all agents and contractors when representing BT, and is available in 11 languages. It is supported by a number of ethical policies, including Anti-Corruption and Bribery, Gifts and Hospitality and Charitable Donations and Sponsorship; as well as guidance on ethical issues. All employees and contractors are required to sign up to TWWW and our Anti-Corruption and Bribery Policy. Our suppliers are also expected to comply with the principles set out in TWWW and our ethical policies.
We operate a Gifts and Hospitality recording system for our employees to register and approve all gifts and business entertainment given and received. We are committed to high ethical standards and legal compliance in all aspects of our business. We have measured our employee awareness of TWWW and the extent to which our employees display ethical behaviour; and our performance measures on ethics track our policies. We have also conducted an independent culture survey to assess ethical behaviours within our business and to help us to build on our global culture for the coming year.
Through our Sourcing with Human Dignity initiative, we seek to ensure that working conditions throughout our supply chain meet internationally recognised human rights standards. We investigate potential social and environmental shortcomings and are committed to achieving 100% follow-up within three months for all suppliers identified as high or medium risk. During 2011, we completed 34 on-site assessments (2010: 32). The majority of assessments were conducted in China as well as in Vietnam, Turkey, Sri Lanka, the UK, Ukraine and Spain. We now employ our own assessor based in Shanghai, which has enabled us to focus our efforts on suppliers in China. We work with our suppliers to help them improve their performance. In 2011, 86% of our suppliers agreed that we work with them to ensure our purchases are made, delivered, used and disposed of in a socially and environmentally responsible manner.
The principles in TWWW and our ethical policies are supported by a continuing and comprehensive communication programme and training. A dedicated ethics helpdesk is available to employees who have questions or would like guidance about our ethical policies. We also provide a confidential helpline so people can report any ethical concerns. BT’s Undertakings code of practice (It matters) forms part of our statement of business practice and is consistent with it.
We are committed to managing our environmental performance. BT’s environmental management system within the UK has been certified to the international standard ISO 14001 since 1999. Since then we have extended our main certification to include Belgium, Ireland, Germany and the Netherlands. BT Italy and BT Spain hold their own individual ISO 14001 certifications.
A Board committee – the Committee for Sustainable & Responsible Business – chaired by Sir Michael Rake and comprising three BT senior executives, three non-executive directors and three independent members – oversees our corporate responsibility, environment and community activities, including charitable expenditure and the strategy for maximising our contribution to society. More information is available in Business review – Our corporate responsibility on page 36. The Report of the Committee for Sustainable & Responsible Business is on page 68.
Political donations
Our continuing policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the Companies Act 2006 (the 2006 Act) is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making MPs and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT. These activities have been carried out on an even-handed basis, related broadly to the major UK political parties’ electoral strength. The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that BT continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2011, the company’s wholly-owned subsidiary, British Telecommunications plc, made the following payments totalling £11,935 (2010: £14,952) to cover, for example, the cost of hosting briefing meetings with MPs and MEPs about the company’s activities: Labour Party £2,000; Conservative Party £3,686; Liberal Democrats £600; Scottish National Party £4,650 and Plaid Cymru £999. No loans were made to any political party by any company in the BT group.
Pension funds
BT’s two main UK pension arrangements – the BT Pension Scheme (BTPS) and the BT Retirement Saving Scheme (BTRSS) – are not controlled by the Board but by a separate and independent corporate trustee for the BTPS and a management committee for the BTRSS. The Trustee of the BTPS looks after the assets of the funds, which are held separately from those of the company. For BTRSS members, each member has an individual personal pension secured with an insurance company (Standard Life). Pension funds’ assets can be used only in accordance with their respective rules and for no other purpose. More information on the BTPS is included in note 23 to the consolidated financial statements.
Financial statements
So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.
A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility on page 88. The directors’ statement on going concern is included in the Financial review on page 54.
Takeover Directive disclosure
Following the implementation of the EU Takeover Directive by certain provisions of the 2006 Act, we are required to make additional disclosures. A number of these disclosures can be found elsewhere in this Report as set out below:
•	structure of BT’s share capital (refer to page 137) including the rights and obligations attaching to the shares (refer to pages 167 to 170)

•	restrictions on the transfer of BT shares and voting rights (refer to pages 167 and 168)

•	significant direct or indirect shareholdings (refer to page 86)

•	appointment and replacement of directors (refer to page 169).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 83

REPORT OF THE DIRECTORS     BUSINESS POLICIES

The disclosures which are not covered elsewhere in this Report include the following:
•	BT has two employee share ownership trusts which hold BT shares for the purpose of satisfying awards made under the various employee share plans. The trustee of the BT Group Employee Share Investment Plan may invite participants on whose behalf it holds shares to direct it how to vote in respect of those shares, and if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares, and if there is an offer for the shares the trustee is not obliged to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair

•	we are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights

•	no person holds securities carrying special rights with regard to control of the company

•	proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting (see also page 167)

•	the amendment of BT’s Articles of Association requires shareholder approval in accordance with legislation in force from time to time

•	the powers of the directors are determined by UK legislation and the Articles of Association. They are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM

•	BT Group plc is not party to any significant agreements that take effect, alter or terminate upon a change of control following a takeover

•	we do not have any agreements with directors providing for compensation for loss of office or employment that occurs because of a takeover. There is similarly no such provision in standard contracts for employees.
Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 29 on pages 139 to 149.
Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate responsibility policy. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the Business review – Our resources on page 19.
We have enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2011 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the Combined Code published by the Financial Reporting Council (the Turnbull Guidance).
Risk assessment and evaluation takes place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in Business review – Our risks on pages 40 and 43.
The key features of the enterprise-wide risk management and internal control process comprise the following procedures:
•	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the Operating Committee before being reviewed and approved by the Board

•	the lines of business and internal service units carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed

•	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility

•	the group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and internal service units operations

•	the Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for the 2011 financial year.
Joint ventures and associates, which BT does not control, have not been dealt with as part of the group risk management process and are responsible for their own internal control assessment.
BT’s accounting policies are set out on pages 91 to 99. The consistent application of those policies is subject to ongoing verification through management review and by independent review by internal and external auditors. The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing conducted jointly by our internal and external auditors which serves to confirm the operation of the internal controls over financial reporting and compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgments – the Committee’s activities are set out on pages 65 to 66.
The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

REPORT OF THE DIRECTORS     BUSINESS POLICIES

US Sarbanes-Oxley Act of 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
The Audit & Risk Committee includes members Phil Hodkinson and Nick Rose who, in the opinion of the Board, are ‘audit committee financial experts’ and who are independent (as defined for this purpose). The Board considers that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, Government, financial management, treasury and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the Committee. The code of ethics adopted for the purposes of the Sarbanes-Oxley Act is posted on the company’s website at www.bt.com/ethics. The code applies to the Chief Executive, Group Finance Director and senior finance managers.
Disclosure controls and procedures
The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group.
The Chief Executive and Group Finance Director concluded that BT’s disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.
The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.
Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group including the consolidation process. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
Based on this assessment, management has concluded that as at 31 March 2011, BT’s internal control over financial reporting was effective.
There were no changes in BT’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit & Risk Committee. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements for 2011, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No.5 of the PCAOB. Their report is on page 90.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 85

REPORT OF THE DIRECTORS

SHAREHOLDERS AND ANNUAL GENERAL MEETING
Relations with shareholders
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with BT’s institutional shareholders and prospective shareholders to discuss BT’s strategy, financial performance and prospects. The Chairman also meets with major shareholders, at their request, during the year. This may also include meetings to discuss remuneration policies and governance issues. All non-executive directors have an invitation to attend investor meetings if they wish and during the year the Senior Independent Director has held meetings with major institutional shareholders and representative bodies about governance and remuneration policy. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of inside information that has not already been made generally available to the market. The directors are provided with reports and other written briefings on shareholders’ and analysts’ views and are regularly informed by the Company Secretary about the holdings of the principal shareholders. The Company Secretary also surveys private shareholders about the quality of our shareholder communications. In 2010 we randomly selected 9,000 private shareholders to give them an opportunity to provide feedback and help us improve our engagement with them. In line with our cost transformation objectives we are encouraging our private shareholders to receive electronic shareholder communications.
Established procedures ensure the timely release of inside information and the publication of financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior executives, the Disclosure Committee, which is chaired by the Company Secretary.
Substantial shareholdings
At 6 May 2011 BT had received notifications, under the Disclosure and Transparency Rules issued by the Financial Services Authority, in respect of the following holdings of shares representing percentage holdings of BT’s total voting rights as shown:

	Shares	% of total voting rights

Invesco Limited	845,250,432	10.88
BlackRock Inc.	398,607,977	5.14

AGM resolutions
Shareholders will be asked to vote on the annual report at the AGM. Shareholders will also again be asked to vote separately on the Report on directors’ remuneration.
It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about BT’s activities and prospects. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. The proxy votes for and against each resolution, as well as votes withheld, will be counted before the AGM and the results will be made available at the meeting. As at the 2010 AGM, votes on all matters at the 2011 AGM, except procedural issues, will be taken on a poll. Every vote cast, whether in person or by proxy at the meeting will be counted. The outcome of voting on the resolutions will be posted on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairs of the Audit & Risk, Nominating & Governance and Remuneration Committees are at the AGM and are available to answer relevant questions. All the directors attended the 2010 AGM.
The resolutions to be proposed at the 2011 AGM at Old Billingsgate, London on 13 July, together with explanatory notes, appear in the separate Summary financial statement & notice of meeting 2011 which is sent to all shareholders who have requested a copy. Copies of this annual report are sent only to shareholders who have requested or request a copy. All shareholders are notified of the publication of these documents which are sent out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
Resolutions to re-appoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will also be proposed at the AGM.
The presentation made by the Chairman and the Chief Executive will be broadcast live on the internet at www.bt.com/btagm2011 and will be available after the AGM.
Authority to purchase shares
The authority given at last year’s AGM of the company held on 22 July 2010 for BT to purchase in the market 775m of its shares, representing 10% of the issued share capital, expires on 13 July 2011. Shareholders will be asked to give a similar authority at the AGM.
During 2011, 9.7m treasury shares were transferred to meet BT’s obligations under our employee share plans. At 6 May 2011 a total of 389m shares were retained as treasury shares. All the shares were purchased in an on-market programme of buying back BT shares, started in November 2003. The programme was suspended with effect from 31 July 2008.
By order of the Board
Andrew Parker
Company Secretary
11 May 2011

FINANCIAL STATEMENTS

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 87

FINANCIAL STATEMENTS

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The directors are responsible for preparing the Annual Report, the Report on directors’ remuneration and the financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). In preparing the consolidated financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as adopted by the European Union and IFRSs issued by IASB and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.
The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements and the Report on directors’ remuneration comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
Each of the directors, whose names and functions are listed on pages 60 to 61 confirm that, to the best of their knowledge:
•	the consolidated financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the Report of the directors on pages 59 to 86 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT AUDITORS CONSOLIDATED FINANCIAL STATEMENTS

United Kingdom opinion
Independent Auditors’ Report to the members of BT Group plc (the ‘company’)
We have audited the consolidated financial statements of BT Group plc for the year ended 31 March 2011 which comprise the Group income statement, the Group statement of comprehensive income, the Group statement of changes in equity, the Group cash flow statement, the Group balance sheet, the Accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 88, the directors are responsible for the preparation of the consolidated financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the BT Group plc Annual Report & Form 20-F for the year ended 31 March 2011 to identify material inconsistencies with the audited consolidated financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.
Opinion on financial statements
In our opinion the consolidated financial statements:
•	give a true and fair view of the state of the group’s affairs as at 31 March 2011 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in the Accounting policies section of the consolidated financial statements the group, in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).
In our opinion the consolidated financial statements comply with IFRSs as issued by the IASB.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the Report of the directors for the financial year for which the consolidated financial statements are prepared is consistent with the consolidated financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following:
Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Under the Listing Rules we are required to review:
•	the directors’ statement, set out on page 54, in relation to going concern;

•	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review; and

•	certain elements of the Report on directors’ remuneration.
Other matter
We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2011 and on the information in the Report on directors’ remuneration that is described as having been audited.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
11 May 2011

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 89

FINANCIAL STATEMENTS      REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

United States opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc (the ‘company’)
In our opinion, the accompanying Group income statements, Group statements of comprehensive income, Group statements of changes in equity, Group cash flow statements and Group balance sheets present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2011 and 2010 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2011, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011, based on criteria established in the Turnbull Guidance.
The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal control over financial reporting in the Report of the directors, Business Policies of the BT Group plc Annual Report & Form 20-F.
Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London, United Kingdom
11 May 2011

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS

Accounting policies
(i) Basis of preparation and presentation of the financial statements
Compliance with applicable law and IFRS
These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.
Accounting convention
The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value.
Presentation of specific items
The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are identified by virtue of their size, nature or incidence. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee. Specific items may not be comparable to similarly titled measures used by other companies.
Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, business restructuring programmes, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single payment. In 2011 net interest on pensions has been included in specific items because of its volatile nature, and also BT Global Services contract and financial review charges in 2009, by virtue of their size and nature. Accordingly, specific items for comparative periods have been re-presented to reflect this reclassification. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant. Specific items for the current and prior years are disclosed in note 8.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed on pages 97 and 98 in Critical accounting estimates and key judgements.
Composition of the group
The group’s principal operating subsidiaries and associate are detailed on page 155.
(ii) Basis of consolidation
The group financial statements consolidate the financial statements of BT Group plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associated and joint ventures using the equity method of accounting.
Accounting for subsidiaries
A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities generally accompanied by a shareholding of more than one half of the voting rights.
Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the group’s equity. Non-controlling interests consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination.
The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.
Changes in the group’s ownership interests in subsidiaries that do not result in the group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity.
When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.
Interests in associates and joint ventures
An associate is an entity over which another entity has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies.
A joint venture is an entity that is jointly controlled by two or more entities. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.
Investments in associates and joint ventures are initially recognised at cost. Any excess of the cost of acquisition over the group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture at the date of acquisition is recognised as goodwill, which is included within the carrying amount of the investment.
Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share

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FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS

of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
When a group entity transacts with its associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognised in the consolidated financial statements only to the extent of interests in the associate that are not related to the group.
(iii) Business combinations
Acquisitions of businesses are accounted for using the acquisition method of accounting. The consideration transferred is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are generally expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.
Goodwill arising on acquisition is recognised as an asset and measured at cost representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.
Non-controlling interests that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.
When the consideration in a business combination includes contingent consideration, it is measured at its acquisition date fair value. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured with the corresponding gain or loss being recognised in profit or loss.
When a business combination is achieved in stages, the group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss, if any, is recognised in profit or loss.
Business combinations that took place prior to 1 April 2010 were accounted for in accordance with the previous version of IFRS 3.
(iv) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.
Services
Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
Equipment sales
Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
Long-term contractual arrangements
Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.
(v) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works, proceeds from scrap and cable recovery, income generated by our fleet operations, income from government grants, profits and losses on the disposal of business operations and property, plant and equipment and income generated from the exploitation of our intellectual property.
(vi) Government grants
Government grants are recognised initially as deferred income at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with the conditions associated with the grant. Grants that compensate the group for expenses incurred are recognised in the income statement within other operating income in the same periods in which the associated expenditure is recognised. Grants that compensate the group for the cost of an asset are recognised in the income statement in other operating income on a straight line basis over the useful life of the asset.
(vii) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(viii) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are recognised in equity.
On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.
(ix) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is reviewed annually for impairment and carried at cost less accumulated impairment losses.
Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties and internally developed software is initially recorded at cost.
Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.
Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

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FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the expected customer life or contractual period.
Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Computer software	2 to 10 years
Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years

(x) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
Research and development costs include direct and indirect labour, materials and directly attributable overheads.
(xi) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any impairment losses. On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.
Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials and directly attributable overheads.
Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation. The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the
shorter

Network infrastructure and equipment Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.
(xii) Borrowing costs
In respect of borrowing costs relating to qualifying assets which take more than 12 months to complete, the group capitalises borrowing costs during the construction phase as part of the cost of that asset.
(xiii) Asset impairment (non financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
Goodwill and intangible assets with indefinite useful lives are reviewed for impairment at least annually.
Impairment losses are recognised in the income statement.
If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
Where an impairment loss has been recognised against an asset, it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. This does not apply for goodwill, for which an impairment loss may not be reversed in any circumstances.
(xiv) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.
(xvi) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
The group’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the

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FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
The income statement charge is allocated between an operating charge and net finance expense or income. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of comprehensive income. During 2011 this includes the impact of the change from RPI to CPI as detailed in note 23 on page 131.
Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these Trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.
(xvii) Share-based payment
The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees as consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant, but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised on a straight-line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the award.
Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vesting and all remaining future charges are immediately recognised. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations must be treated as an accelerated vesting.
(xviii) Taxation
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.
Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base, except to the extent that the deferred tax asset or liability arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit.
Deferred tax liabilities are, where permitted, offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.
(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in the annual general meeting. Interim dividends are recognised when they are paid.
(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost to exit it.
(xxi) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.

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FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
Financial assets

Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.
Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.
Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the date of reversal.
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities

Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the

96

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS

hedge. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.
Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur.
Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge, the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received. Shares in the parent company, BT Group plc, held by employee share ownership trusts and repurchased treasury shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.
Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:
•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans and market position and other factors such as general economic conditions;
•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts;
•	The status of commercial relations with customers and the implication for future revenue and cost projections; and
•	Our estimates of future staff and third party costs and the degree to which cost savings and efficiencies are deliverable.
The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts are disclosed in note 19.

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FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS

Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.
Pension obligations
BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 327,500 people over approximately 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.
The value of the net pension obligation at 31 March 2011 and the key financial assumptions used to measure the obligation are disclosed in note 23.
Useful lives for property, plant and equipment and software
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. BT also develops software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s fibre roll-out programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2010 had no significant impact in aggregate on the results for the year ended 31 March 2011.
The carrying values of software, property, plant and equipment are disclosed in notes 13 and 14, respectively. The useful lives applied to the principal categories of assets are disclosed on page 94.
Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.
The value of the group’s income tax liability is disclosed on the balance sheet on page 104.
Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.
The carrying value of the group’s deferred tax assets and liabilities are disclosed in note 24.
Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.
The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 13.
Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.
The fair values of financial instruments are disclosed in note 29.
Providing for doubtful debts
BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.
The value of the provision for doubtful debts is disclosed in note 19.
Provisions
As disclosed in note 25, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims and litigation, and regulatory risks.
Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.
In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS

Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2011
The following new, revised and amended standards and interpretations were adopted in 2011. They have had no significant impact on the group’s financial position or results of operations for the current or prior years but may impact the accounting for future transactions or arrangements.
•	IFRS 3 (Revised) ‘Business Combinations’;
•	IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’;
•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’;
•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: Eligible Hedged items’;
•	Amendment to IAS 32 ‘Financial Instruments: Presentation – Classification of Rights Issues’; and
•	Improvements to IFRSs 2009.
Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2011 or later periods. Those which are considered to be relevant to the group’s operations are set out below.
IFRS 9 ‘Financial Instruments’ (effective 1 April 2013)
IFRS 9 represents the first phase of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. It sets out the classification and measurement criteria for financial assets and financial liabilities and requires all financial assets, including assets currently classified under IAS 39 as available-for-sale, to be measured at fair value through profit and loss unless the assets can be classified as held at amortised cost. Qualifying equity investments held at fair value may have their fair value changes taken through other comprehensive income by election. The group is currently assessing the impact of the standard on its results, financial position and cash flows.
Those standards, interpretations and amendments which are not currently expected to have a significant impact on the group’s financial statements, are as follows:
Amendments to IAS 24 ‘Related Party Disclosures’ (effective 1 April 2011)
These amendments clarify the definition of a related party and provides some exemptions for government-related entities.
Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’ (effective 1 April 2011)
This amendment permits a voluntary prepayment of a minimum funding requirement to be recognised as an asset.
IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ (effective 1 April 2011)
This interpretation clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is settled in part or in full by the debtor issuing its own equity instrument to the creditor.
Improvements to IFRSs 2010 (effective 1 April 2011)
This is the third set of amendments published under the IASB’s annual improvements process and incorporate minor amendments to seven standards and interpretations.
Amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (effective 1 July 2011)
These amendments provide limited exemption from comparative IFRS 7 disclosures for IFRS first-time adopters.
Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ (effective 1 April 2012)
These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 99

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
GROUP INCOME STATEMENT

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2011	Notes	£m	£m	£m

Revenue	1	20,076	–	20,076
Other operating income	2	373	–	373
Operating costs	3	(17,542)	(329)	(17,871)

Operating profit	1	2,907	(329)	2,578

Finance expense	9	(880)	(2,323)	(3,203)
Finance income	9	35	2,244	2,279

Net finance expense		(845)	(79)	(924)
Share of post tax profit of associates and joint ventures	17	21	–	21
Profit on disposal of interest in associate	8	–	42	42

Profit before taxation		2,083	(366)	1,717
Taxation	10	(452)	239	(213)

Profit for the year		1,631	(127)	1,504

Attributable to:
Equity shareholders of the parent		1,629	(127)	1,502
Non-controlling interests	26	2	–	2

Earnings per share	11
Basic				19.4p
Diluted				18.5p

[a]	For a definition of specific items, see page 91. An analysis of specific items is provided in note 8.

		Before specific	Specific
		items [a]	items [a]	Total
Year ended 31 March 2010	Notes	£m	£m	£m

Revenue	1	20,911	(52)	20,859
Other operating income	2	378	2	380
Operating costs	3	(18,689)	(427)	(19,116)

Operating profit	1	2,600	(477)	2,123

Finance expense	9	(902)	(2,211)	(3,113)
Finance income	9	12	1,943	1,955

Net finance expense		(890)	(268)	(1,158)
Share of post tax profit of associates and joint ventures	17	25	29	54
Loss on disposal of interest in associate	8	–	(12)	(12)

Profit before taxation		1,735	(728)	1,007
Taxation	10	(398)	420	22

Profit for the year		1,337	(308)	1,029

Attributable to:
Equity shareholders of the parent		1,336	(308)	1,028
Non-controlling interests	26	1	–	1

Earnings per share	11
Basic				13.3p
Diluted				12.9p

[a]	In 2011 the group amended its definition of specific items. Comparatives for 2010 have been re-presented to be on a consistent basis. See page 91 for details.

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
GROUP INCOME STATEMENT

		Before specific	Specific
		items [a]	items [a]	Total
Year ended 31 March 2009	Notes	£m	£m	£m

Revenue	1	21,431	(41)	21,390
Other operating income	2	352	(13)	339
Operating costs	3	(19,435)	(1,993)	(21,428)

Operating profit	1	2,348	(2,047)	301

Finance expense	9	(964)	(2,308)	(3,272)
Finance income	9	31	2,621	2,652

Net finance expense		(933)	313	(620)
Share of post tax profit of associates and joint ventures		39	36	75

Profit (loss) before taxation		1,454	(1,698)	(244)
Taxation	10	(361)	414	53

Profit (loss) for the year		1,093	(1,284)	(191)

Attributable to:
Equity shareholders of the parent		1,091	(1,284)	(193)
Non-controlling interests		2	–	2

Loss per share	11
Basic				(2.5)p
Diluted				(2.5)p

[a]	In 2011 the group amended its definition of specific items. Comparatives for 2009 have been re-presented to be on a consistent basis. See page 91 for details.
GROUP STATEMENT OF COMPREHENSIVE INCOME

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Profit (loss) for the year		1,504	1,029	(191)

Other comprehensive income (loss)
Actuarial gains (losses) relating to retirement benefit obligations	23	5,109	(4,324)	(7,037)
Exchange differences on translation of foreign operations	28	(140)	(119)	692
Fair value movements on available-for-sale assets	28	15	7	5
Fair value movements on cash flow hedges:
– net fair value (losses) gains	28	(347)	(1,067)	2,719
– recognised in income and expense	28	333	496	(2,144)
– reclassified and reported in non-current assets	28	–	(4)	(5)
Tax on components of other comprehensive income	10	(1,521)	1,350	1,859

Other comprehensive income (loss) for the year, net of tax		3,449	(3,661)	(3,911)

Total comprehensive income (loss) for the year		4,953	(2,632)	(4,102)

Attributable to:
Equity shareholders of the parent		4,951	(2,633)	(4,113)
Non-controlling interests		2	1	11

		4,953	(2,632)	(4,102)

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 101

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
GROUP STATEMENT OF CHANGES IN EQUITY

	Shareholders’ equity (deficit)
									Non-
	Share		Share		Capital	Other	Retained		controlling	Total
	capital	[a]	premium	[a]	reserve	reserves [b]	earnings	Total	interests [c]	equity
	£m		£m		£m	£m	£m	£m	£m	£m

At 1 April 2008	420		62		15	(527)	5,439	5,409	23	5,432

Loss for the year	–		–		–	–	(193)	(193)	2	(191)
Other comprehensive income – before tax	–		–		–	3,407	(7,037)	(3,630)	9	(3,621)
Other comprehensive income – tax	–		–		–	(164)	2,023	1,859	–	1,859
Transferred to the income statement	–		–		–	(2,144)	–	(2,144)	–	(2,144)
Transferred to non-current assets	–		–		–	(5)	–	(5)	–	(5)

Comprehensive income (loss)	–		–		–	1,094	(5,207)	(4,113)	11	(4,102)
Dividends to shareholders	–		–		–	–	(1,222)	(1,222)	–	(1,222)
Share-based payments	–		–		–	–	143	143	–	143
Tax on share-based payments	–		–		–	–	(12)	(12)	–	(12)
Issue of ordinary shares	–		–		–	797	(797)	–	–	–
Cancellation of shares	(12)		–		12	–	–	–	–	–
Net purchase of treasury shares	–		–		–	(63)	–	(63)	–	(63)
Other movements in non-controlling interests	–		–		–	–	–	–	(7)	(7)

At 1 April 2009	408		62		27	1,301	(1,656)	142	27	169

Profit for the year	–		–		–	–	1,028	1,028	1	1,029
Other comprehensive income – before tax	–		–		–	(1,179)	(4,324)	(5,503)	–	(5,503)
Other comprehensive income – tax	–		–		–	139	1,211	1,350	–	1,350
Transferred to the income statement	–		–		–	496	–	496	–	496
Transferred to non-current assets	–		–		–	(4)	–	(4)	–	(4)

Comprehensive income (loss)	–		–		–	(548)	(2,085)	(2,633)	1	(2,632)
Dividends to shareholders	–		–		–	–	(263)	(263)	–	(263)
Share-based payments	–		–		–	–	81	81	–	81
Tax on share-based payments	–		–		–	–	19	19	–	19
Net issuance of treasury shares	–		–		–	4	–	4	–	4
Other movements in non-controlling interests	–		–		–	–	–	–	(4)	(4)

At 1 April 2010	408		62		27	757	(3,904)	(2,650)	24	(2,626)

Profit for the year	–		–		–	–	1,502	1,502	2	1,504
Other comprehensive income – before tax	–		–		–	(472)	5,109	4,637	–	4,637
Other comprehensive income – tax	–		–		–	13	(1,534)	(1,521)	–	(1,521)
Transferred to the income statement	–		–		–	333	–	333	–	333

Comprehensive income (loss)	–		–		–	(126)	5,077	4,951	2	4,953
Dividends to shareholders	–		–		–	–	(543)	(543)	–	(543)
Share-based payments	–		–		–	–	68	68	–	68
Tax on share-based payments	–		–		–	–	91	91	–	91
Net issuance of treasury shares	–		–		–	27	(19)	8	–	8

At 31 March 2011	408		62		27	658	770	1,925	26	1,951

[a]	For details of share capital and share premium, see note 27.

[b]	For further analysis of other reserves, see note 28.

[c]	For further analysis of non-controlling interests, see note 26.

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
GROUP CASH FLOW STATEMENT

		2011	2010	2009
Year ended 31 March	Note	£m	£m	£m

Cash flow from operating activities
Profit (loss) before taxation[a]		1,717	1,007	(244)
Depreciation and amortisation		2,979	3,039	2,890
(Profit) loss on disposal of associates and businesses		(42)	10	13
Net finance expense		924	1,158	620
Other non cash charges		78	77	596
Share of profits of associates and joint ventures		(21)	(54)	(75)
(Increase) decrease in inventories		(17)	14	11
Decrease in trade and other receivables		408	524	1,063
(Decrease) in trade and other payables		(378)	(708)	(379)
(Decrease) increase in provisions and other liabilities[b]		(873)	(591)	439

Cash generated from operations[a]		4,775	4,476	4,934
Income taxes paid		(209)	(76)	(232)
Income tax repayment for prior years		–	425	4

Net cash inflow from operating activities		4,566	4,825	4,706

Cash flow from investing activities
Interest received		29	16	19
Dividends received from associates and joint ventures		7	3	6
Proceeds on disposal of interest in associates		72	–	–
Proceeds on disposal of businesses		–	2	–
Acquisition of subsidiaries, net of cash acquired		(8)	(70)	(227)
Proceeds on disposal of current financial assets[c]		9,267	8,739	6,316
Purchases of current financial assets[c]		(8,902)	(8,985)	(6,030)
Purchases of non-current financial assets		(18)	–	–
Proceeds on disposal of property, plant and equipment		15	29	44
Purchases of property, plant and equipment and software		(2,645)	(2,509)	(3,082)

Net cash outflow from investing activities		(2,183)	(2,775)	(2,954)

Cash flow from financing activities
Equity dividends paid		(543)	(265)	(1,221)
Dividends paid to non-controlling interests		–	–	(1)
Interest paid		(973)	(956)	(956)
Repayment of borrowings[d]		(2,509)	(307)	(863)
Repayment of finance lease liabilities		(11)	(24)	(16)
Proceeds from finance leases		–	9	–
Net proceeds from (repayment of) commercial paper		69	(697)	606
Proceeds from bank loans		340	522	795
Cash flows from derivatives related to net debt		120	–	–
Repurchase of ordinary shares		–	–	(334)
Proceeds on issue of treasury shares		8	4	125

Net cash used in financing activities		(3,499)	(1,714)	(1,865)

Effect of exchange rate changes on cash and cash equivalents		(3)	(7)	54

Net (decrease) increase in cash and cash equivalents		(1,119)	329	(59)
Cash and cash equivalents at the start of the year		1,444	1,115	1,174

Cash and cash equivalents at the end of the year	16	325	1,444	1,115

[a]	The reconciliation from the loss before taxation of £244m for 2009 to the cash generated from operations of £4,934m for 2009 includes BT Global Services contract and financial review charges of £1,639m, which were non-cash charges.

[b]	Includes pension deficit payments of £1,030m (2010: £525m, 2009: £nil).

[c]	Primarily consists of investment in and redemption of amounts held in liquidity funds.

[d]	In 2011 the repayment of borrowings includes the impact of hedging. See page 144 for further details.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 103

FINANCIAL STATEMENTS      CONSOLIDATED FINANCIAL STATEMENTS
GROUP BALANCE SHEET

		2011	2010
At 31 March	Notes	£m	£m

Non-current assets
Intangible assets	13	3,389	3,672
Property, plant and equipment	14	14,623	14,856
Derivative financial instruments	21	625	1,076
Investments	15	61	64
Associates and joint ventures	17	164	195
Trade and other receivables	19	286	336
Deferred tax assets	24	461	2,196

		19,609	22,395

Current assets
Inventories	18	121	107
Trade and other receivables	19	3,332	3,696
Derivative financial instruments	21	108	624
Investments	15	19	406
Cash and cash equivalents	16	351	1,452

		3,931	6,285

Current liabilities
Loans and other borrowings	20	485	3,269
Derivative financial instruments	21	62	166
Trade and other payables	22	6,114	6,531
Current tax liabilities		221	320
Provisions	25	149	134

		7,031	10,420

Total assets less current liabilities		16,509	18,260

Non-current liabilities
Loans and other borrowings	20	9,371	9,522
Derivative financial instruments	21	507	533
Retirement benefit obligations	23	1,830	7,864
Other payables	22	831	804
Deferred tax liabilities	24	1,212	1,456
Provisions	25	807	707

		14,558	20,886

Equity
Ordinary shares	27	408	408
Share premium	27	62	62
Capital redemption reserve		27	27
Other reserves	28	658	757
Retained earnings (loss)		770	(3,904)

Total parent shareholders’ equity (deficit)		1,925	(2,650)
Non-controlling interests	26	26	24

Total equity (deficit)		1,951	(2,626)

		16,509	18,260

The consolidated financial statements on pages 91 to 150 and 155 were approved by the Board of Directors on 11 May 2011 and were signed on its behalf by
Sir Michael Rake
Chairman
Ian Livingston
Chief Executive
Tony Chanmugam
Group Finance Director

FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment information
The group’s operating segments are reported based on financial information provided to the Operating Committee, as detailed on page 64, which is the key management committee and represents the ‘chief operating decision maker’. The Operating Committee is chaired by the Group Chief Executive and the other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services, BT Innovate & Design and BT Operate. The Chief Executive of Openreach, the Company Secretary and the Group HR director also normally attend all meetings.
The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its four customer-facing lines of business, supported by two internal service units. The four customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. Their operations are summarised as follows:
BT Global Services provides managed networked IT services to multinational corporations, domestic businesses and national and local government organisations operating in more than 170 countries worldwide.
BT Retail provides communication products and services to the consumer market and provides IT and communications services to SMEs. BT Retail includes BT Ireland which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland. BT Retail also includes BT Enterprises which comprises a number of individual businesses including BT Conferencing, BT Directories, BT Expedite, BT Redcare & Payphones and BT Openzone.
BT Wholesale provides products and a broad range of voice, broadband and data communications services, including managed services for fixed and mobile network operators, internet service providers and telecoms resellers in the UK.
Openreach is responsible for the ‘last mile’ of the UK access network – the copper wires and fibre connecting homes and businesses to their local telephone exchange via fixed-line local and backhaul connections. Openreach customers, which comprise UK communication providers and other BT lines of business, are offered fair, equal and open access to its networks.
BT Innovate & Design and BT Operate are internal service units which support the four customer-facing lines of business. BT Innovate & Design is responsible for the development, design and delivery of the platforms, systems and processes which support the provision of the group’s products and services. BT Operate is responsible for managing BT’s IT and network infrastructure platforms. BT Innovate & Design and BT Operate operate on a full cost recovery basis. The costs incurred by BT Innovate & Design and BT Operate are allocated to the customer-facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer-facing lines of business are allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT Innovate & Design for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated based on the proportion of estimated future economic benefits. Capital expenditure incurred by BT Operate is allocated to the customer-facing lines of business in line with the proportion of operating cost recoveries. BT Innovate & Design and BT Operate and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.
Intra group revenue generated from the sale of regulated products and services is based on market price. Intra group revenue from the sale of other products and services is agreed between the relevant lines of business and thus line of business profitability can be impacted by transfer pricing levels. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the market-facing lines of business, both directly, and also indirectly, through BT Operate which is included within the ‘Other’ segment. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue arising in BT Wholesale relates to the sale of line cards and access electronic services to Openreach.
In addition to the four customer-facing lines of business, the remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes costs associated with the group’s centralised functions including procurement and supply chain, fleet and property management. Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant lines of business results, offset in the group results by the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 91.
Information regarding the results of each reportable segment is provided below. Performance is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it reflects the underlying cash by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee. Finance expense and income is not allocated to the reportable segments as this activity is managed by the central treasury function which manages the overall net debt position of the group.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 105

FINANCIAL STATEMENTS      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment information continued
Segment revenue and profit

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Segment revenue	8,047	7,748	4,210	4,930	38	24,973
Internal revenue	–	(446)	(980)	(3,471)	–	(4,897)

Revenue from external customers[a]	8,047	7,302	3,230	1,459	38	20,076

EBITDA[b]	593	1,784	1,316	2,132	61	5,886
Depreciation and amortisation	(734)	(443)	(619)	(877)	(306)	(2,979)

Operating profit (loss)[a]	(141)	1,341	697	1,255	(245)	2,907

Specific items (note 8)						(329)
Operating profit (loss)						2,578
Net finance expense[d]						(924)
Share of post tax profit of associates and joint ventures						21
Profit on disposal of interest in associate						42

Profit before tax						1,717

	BT Global
	Services	BT Retail [e]	BT Wholesale [e]	Openreach [e]	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Segment revenue	8,513	8,124	4,592	5,164	40	26,433
Internal revenue	–	(373)	(1,226)	(3,923)	–	(5,522)

Revenue from external customers[a]	8,513	7,751	3,366	1,241	40	20,911

EBITDA[b]	457	1,777	1,353	1,960	92	5,639
Depreciation and amortisation	(815)	(459)	(680)	(856)	(229)	(3,039)

Operating profit (loss)[a]	(358)	1,318	673	1,104	(137)	2,600

Specific items (note 8)						(477)
Operating profit (loss)						2,123
Net finance expense[d]						(1,158)
Share of post tax profit of associates and joint ventures						54
Loss on disposal of interest in associate						(12)

Profit before tax						1,007

	BT Global
	Services	BT Retail [e]	BT Wholesale [e]	Openreach [e]	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Segment revenue	8,628	8,491	4,800	5,231	41	27,191
Internal revenue	–	(343)	(1,228)	(4,189)	–	(5,760)

Revenue from external customers[a]	8,628	8,148	3,572	1,042	41	21,431

EBITDA[b]	261	1,585	1,356	1,996	40	5,238
Depreciation and amortisation	(776)	(426)	(686)	(778)	(224)	(2,890)

Operating profit (loss)[a]	(515)	1,159	670	1,218	(184)	2,348

Specific items (note 8)[c]						(2,047)
Operating profit (loss)						301
Net finance expense[d]						(620)
Share of post tax profit of associates and joint ventures						75

Loss before tax						(244)

[a]	Before specific items.

[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 56 to 58.

[c]	Re-presented. See page 91.

[d]	Net finance expense includes specific items of £79m (2010: £268m; 2009: £313m credit). See note 8.

[e]	In 2011 the group moved certain customer accounts between lines of business. Comparatives for 2010 and 2009 have been restated to be on a consistent basis. The impact on line of business results in 2010 was to decrease revenue and EBITDA in BT Retail by £173m and £73m (2009: £172m and £79m), to increase revenue and EBITDA in BT Wholesale by £143m and £74m (2009: £142m and £79m), to increase revenue in Openreach by £30m (2009: £29m) with no impact on EBITDA. There is no impact on total group results.

FINANCIAL STATEMENTS      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment information continued
Internal revenue and costs

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	309	–	64	3	70	446
BT Wholesale	–	–	–	980	–	980
Openreach	241	1,780	198	–	1,252	3,471

Total	550	1,780	262	983	1,322	4,897

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	231	–	51	2	89	373
BT Wholesale	–	–	–	1,226	–	1,226
Openreach	264	1,988	131	–	1,540	3,923

Total	495	1,988	182	1,228	1,629	5,522

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	233	–	54	4	52	343
BT Wholesale	–	–	–	1,228	–	1,228
Openreach	398	2,159	141	–	1,491	4,189

Total	631	2,159	195	1,232	1,543	5,760

Capital expenditure

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Property, plant and equipment	338	355	246	982	169	2,090
Intangible assets	160	79	83	105	73	500

Capital expenditure	498	434	329	1,087	242	2,590

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Property, plant and equipment	395	333	230	816	130	1,904
Intangible assets	204	84	95	91	155	629

Capital expenditure	599	417	325	907	285	2,533

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 107

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment information continued
Revenue by products and services

	2011	2010	[a]	2009	[a]
Year ended 31 March	£m	£m		£m

ICT and managed networks	6,632	6,574		6,382
Broadband and convergence	2,767	2,677		2,618
Calls and lines	5,595	6,225		6,799
Transit	1,518	1,758		2,003
Conveyance, interconnect circuits, WLR, global carrier and other wholesale	1,471	1,451		1,506
Other products and services	2,093	2,226		2,123

Revenue[b]	20,076	20,911		21,431

[a]	In 2011 the group moved certain customer accounts between lines of business. This move has led to a change in the classification of revenue by the nature of products or services. Comparatives for 2010 and 2009 have been restated to be on a consistent basis. The impact on products and services in 2010 is to decrease ICT and managed services by £7m (2009: £8m), to decrease broadband and convergence by £1m (2009: £1m increase), to decrease calls and lines by £68m (2009: £63m), to increase conveyance, interconnect circuits, WLR, global carrier and other wholesale by £252m (2009: £265m) and to decrease other products and services by £176m (2009: £195m). There is no impact on total revenue.

[b]	Before specific items.
Geographic information
The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.
Revenue from external customers

	2011	2010	2009
Year ended 31 March	£m	£m	£m

UK	15,575	16,116	16,777
Europe, Middle East and Africa, excluding the UK	3,064	3,250	3,247
Americas	990	1,235	1,119
Asia Pacific	447	310	288

Revenue[a]	20,076	20,911	21,431

[a]	Before specific items.
Non-current assets

	2011	2010
At 31 March	£m	£m

UK	15,127	15,583
Europe, Middle East and Africa, excluding the UK	2,673	2,761
Americas	601	653
Asia Pacific	61	62

Non-current assets	18,462	19,059

Non-current assets, which exclude derivative financial instruments and investments and deferred tax assets, are based on the location of the assets.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Other operating income

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Profits on disposal of property, plant and equipment		103	75	52
Income from repayment works		62	74	72
Other operating income		208	229	228

Other operating income before specific items		373	378	352

Specific items	8	–	2	(13)

Other operating income		373	380	339

3. Operating costs

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Costs by nature
Staff costs
Wages and salaries		3,947	4,182	4,499
Social security costs		456	447	432
Pension costs	23	416	304	544
Share-based payment expense	6	68	71	141

Total staff costs		4,887	5,004	5,616

Own work capitalised		(718)	(575)	(673)

Net staff costs		4,169	4,429	4,943
Indirect labour costs		629	722	1,114

Net labour costs		4,798	5,151	6,057
Payments to telecommunications operators		3,740	4,083	4,266
Property and energy costs		1,149	1,284	1,292
Network maintenance and IT costs		706	781	742
Other operating costs[a]		2,786	2,927	2,710
General and administrative costs		1,384	1,424	1,478
Depreciation of property, plant and equipment
Owned assets	14	2,255	2,260	2,200
Held under finance leases	14	33	44	49
Amortisation of intangible assets	13	691	735	641

Total operating costs before specific items		17,542	18,689	19,435

Specific items	8	329	427	1,993

Total operating costs		17,871	19,116	21,428

Operating costs before specific items include the following:
Leaver costs[b]		57	142	204
Research and development expenditure[c]		833	935	1,021
Rental costs relating to operating leases		395	451	426
Foreign currency (gains) losses		(17)	7	30

[a]	Other operating costs also include a net charge of £2m (2010: £1m charge, 2009: £8m credit) relating to fair value movements on derivatives recycled from the cash flow reserve.

[b]	Leaver costs exclude leaver costs associated with the restructuring of BT Global Services during 2011, 2010 and 2009 and managed leaver costs associated with the group’s transformation and reorganisation activities during 2009. These costs have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.

[c]	Research and development expenditure includes amortisation of £444m (2010: £491m, 2009: £431m) in respect of internally developed computer software.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 109

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Employees

	2011		2010		2009
	Year end	Average	Year end	Average	Year end	Average
Number of employees in the group[a]	’000	’000	’000	’000	’000	’000

UK	75.7	77.1	79.8	82.9	86.5	89.5
Non UK	16.9	17.5	18.0	18.8	20.5	21.1

Total employees	92.6	94.6	97.8	101.7	107.0	110.6

	2011		2010		2009
	Year end	Average	Year end	Average	Year end	Average
Number of employees in the group[a]	’000	’000	’000	’000	’000	’000

BT Global Services	21.8	22.6	24.3	26.1	28.2	28.4
BT Retail	16.6	17.4	19.4	20.2	21.2	21.9
BT Wholesale	1.9	2.1	2.4	2.4	2.4	2.5
Openreach	31.3	30.9	30.8	31.4	32.3	33.1
Other	21.0	21.6	20.9	21.6	22.9	24.7

Total employees	92.6	94.6	97.8	101.7	107.0	110.6

a The numbers disclosed are the equivalent full-time employees including both full and part-time employees.
5. Related party transactions
Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Key management personnel compensation is shown in the table below:

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Salaries and short-term benefits	11.4	10.3	8.4
Termination benefits	–	0.1	2.4
Post employment benefits	1.4	1.8	2.3
Share-based payments	5.3	2.6	3.6

	18.1	14.8	16.7

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors’ remuneration, which forms part of the consolidated financial statements.
Amounts paid to the group’s retirement benefit plans are set out in note 23. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
During 2011 the group purchased services in the normal course of business and on an arm’s length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £258m (2010: £301m, 2009: £296m) and the amount outstanding and payable for services at 31 March 2011 was £61m (2010: £65m, 2009: £89m). In 2010 a cash payment of £127m was made to Tech Mahindra Limited for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels within BT Global Services.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Share-based payments
The company has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share-based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Employee Sharesave Plan	23	25	107
Allshare International Plan	2	2	2
Employee Stock Purchase Plan	1	1	–
Incentive Share Plan	37	29	18
Deferred Bonus Plan	5	13	12
Retention Share Plan	–	1	2

	68	71	141

Share options
Employee Sharesave Plan
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.
Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the United States, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price which is 85% of the fair market price of an ADS at the end of each quarterly purchase period.
Share plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. In 2010 the corporate performance measures for the ISP was amended. For all ISP awards made, 50% of each share award is linked to a total shareholder return target (TSR) for a comparator group of companies from the beginning of the relevant performance period and the remaining 50% is linked to a three-year cumulative free cash flow measure. The comparator group contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT. For ISP awards prior to 2010, a single corporate performance measure was used, being BT’s TSR measured against a comparator group of companies from the European telecommunications sector.
Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
In accordance with the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out of gross pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (UK allshare). In 2008 UK allshare was replaced by free broadband for all BT employees in the UK. Employees outside the UK continued to receive awards of shares where practicable (Allshare International), otherwise they received cash awards equivalent to the value of free shares.
During 2011 9.2m directshare shares (2010: 13.7m directshare shares), were purchased by the Trustee of the ESIP on behalf of 19,169 (2010: 19,730) employees at a total cost of £13.8m (2010: £15.0m). A further 1.8m shares (2010: 1.0m shares) were purchased by the Trustee through dividend reinvestment on behalf of 19,392 (2010: 20,120) allshare and directshare employee participants. At 31 March 2011, 79.3m shares (2010: 79.2m shares) were held in trust on behalf of 64,643 participants (2010: 68,444).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 111

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Share-based payments continued
Share option plans
Movements in share options during 2011, 2010 and 2009 are shown below.

	Employee Sharesave						GSOP and GLOP[a]
	2011		2010		2009		2011		2010		2009
Movement in the number of share options	millions		millions		millions		millions		millions		millions

Outstanding at the beginning of the year	534		136		281		38		42		46
Granted	78		490		339		–		–		–
Forfeited	(28)		(44)		(390)		(5)		(4)		(3)
Exercised	(3)		(1)		(80)		–		–		(1)
Expired	(14)		(47)		(14)		(4)		–		–

Outstanding at the end of the year	567		534		136		29		38		42

Exercisable at the end of the year	1		1		1		29		38		42

Weighted average exercise price

Outstanding at the beginning of the year	76	p	160	p	180	p	255	p	256	p	257	p
Granted	107	p	63	p	135	p	–		–		–
Forfeited	94	p	107	p	153	p	325	p	263	p	199	p
Exercised	163	p	125	p	155	p	–		–		196	p
Expired	175	p	150	p	178	p	544	p	–		–

Outstanding at the end of the year	77	p	76 p		160	p	207	p	255 p		256	p

Exercisable at the end of the year	111	p	163	p	195	p	207	p	255	p	256	p

[a]	The BT Group Global Share Option Plan (GSOP) and BT Group Legacy Option Plan (GLOP) are legacy executive share option plans which are no longer operated. Options granted in previous years were exercisable on the third anniversary of the date of grant. Options must be exercised within 10 years of the original grant date.
The weighted average share price for options exercised during 2011 was 181p (2010: 136p, 2009: 180p).
The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2011, together with their exercise prices and dates:

		Number of	Number of
	Exercise	outstanding	exercisable
	price	options	options
Normal dates of vesting and exercise (based on calendar years)	per share	millions	millions

BT Group Employee Sharesave Plans
2011	137p–208p	11	1
2012	68p–262p	133	–
2013	104p–185p	36	–
2014	61p–111p	341	–
2015	104p–107p	46	–

Total		567	1

BT Group Legacy Option Plan
2001-2011	318 p	2	2

Total		2	2

BT Group Global Share Option Plan
2004-2014	176p–199.5p	22	22
2005-2015	192p–263p	5	5

Total		27	27

Total options		596	30

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Share-based payments continued
The options outstanding under all share option plans at 31 March 2011 have weighted average remaining contractual lives as follows:

	Employee Sharesave				GSOP and GLOP
	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
Range of exercise	exercise	options	contractual	Range of exercise	exercise	options	contractual
prices	price	millions	remaining life	prices	price	millions	remaining life

61p–68p	63p	447	36 months	176p–200p	198p	27	40 months
104p–185p	119p	112	42 months	215p–318p	302p	2	9 months
208p–262p	247p	8	19 months	–	–	–	–

Total	77p	567	37 months		207p	29	38 months

Executive share plans
Movements in executive share plans during 2011 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 1 April 2010	99.2	14.3	1.2	114.7
Awards granted	44.2	9.1	0.2	53.5
Awards vested	–	(3.8)	(0.9)	(4.7)
Awards lapsed	(34.2)	(1.8)	(0.2)	(36.2)
Dividend shares reinvested	5.3	0.9	–	6.2

At 31 March 2011	114.5	18.7	0.3	133.5

At 31 March 2011, 0.3m shares (2010: 1.1m) were held in trust and 133.2m shares (2010: 113.6m) were held in treasury for executive share plans.
Fair value
The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Sharesave plans and ISP in 2011, 2010 and 2009.

	2011				2010				2009
	Employee				Employee				Employee
Year ended 31 March	Sharesave		ISP		Sharesave		ISP		Sharesave		ISP

Weighted average fair value	34	p	108	p	14	p	106	p	27	p	47	p
Weighted average share price	138	p	134	p	80	p	131	p	152	p	199	p
Weighted average exercise price	107	p		–	63	p		–	135	p		–
Expected dividend yield	5.4%–5.8%		5.4%		5.7%–6.4%		6.5%		4.6%–6.4%		4.9%
Risk free rates	1.2%–2.2%		1.2%		2.2%–2.8%		2.5%		2.1%–5.5%		5.2%
Expected volatility	34.4%–41.4%		34.4%		26.9%–30.7%		38.5%		20.7%–28.4%		23.3%

Employee Sharesave grants, under the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
The fair values for the RSP and DBP were determined using the market price of the shares at the date of grant. The weighted average share price for RSP awards granted in 2011 was 163p (2010: 104p, 2009: 151p). The weighted average share price for DBP awards granted in 2011 was 131p (2010: 131p, 2009: 203p).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 113

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Audit and non-audit services
The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2011.

	2011	2010	2009
Year ended 31 March	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	2,842	2,585	2,831

Non-audit services
Fees payable to the company’s auditor and its associates for other services:
– The audit of the company’s subsidiaries pursuant to legislation	4,636	4,732	4,675
– Other services pursuant to legislation	1,405	867	1,211
– Tax services	1,156	792	1,247
– Services relating to corporate finance transactions	–	–	32
– All other services	857	941	887

	10,896	9,917	10,883

Audit services – represent fees payable for services in relation to the audit of the parent company and the consolidated financial statements and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
The audit of the company’s subsidiaries pursuant to legislation – represents fees payable for services in relation to the audit of the financial statements of subsidiary companies.
Other services pursuant to legislation – represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements and comfort letters associated with the group’s US debt shelf registration.
Tax services – represent fees payable for tax compliance and advisory services.
Services relating to corporate finance transactions – represent fees payable in relation to due diligence work completed on acquisitions and disposals.
All other services – represent fees payable for non-regulatory reporting on internal controls and other advice on accounting or financial matters.
The audit fee of the company was £41,000 (2010: £41,000, 2009: £41,000).
In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. In this context, non-audit services in the ordinary sense of the words are considered to be those services that are not pursuant to legislation. As a proportion of the total fees this represents 18% of the total fees in 2011 (2010: 17%, 2009: 20%).

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. Specific items
The group separately identifies and discloses certain items by virtue of their size, nature or incidence (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and it assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided on page 91.

	2011	2010 [a]	2009 [a]
Year ended 31 March	£m	£m	£m

Revenue
Regulatory settlement[b]	–	52	–
BT Global Services contract and financial review charges	–	–	41

Other operating income
(Profit) loss on disposal of a business	–	(2)	13

Operating costs
BT Global Services restructuring charges[c]	192	301	280
Property rationalisation costs	88	121	–
Intangible asset impairment charges[d]	49	–	–
Costs associated with settlement of open tax years[e]	–	5	–
BT Global Services contract and financial review charges	–	–	1,598
Restructuring costs – group transformation and reorganisation activities	–	–	65
21CN asset impairment and related charge	–	–	50

	329	427	1,993

Net finance expense
Interest expense on pension scheme liabilities[f]	2,323	2,211	2,308
Expected return on pension scheme assets[f]	(2,244)	(1,932)	(2,621)
Interest income on settlement of open tax years[e]	–	(11)	–

	79	268	(313)

Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associate[g]	(42)	12	–
Impact of renegotiated supply contracts on associate[h]	–	(29)	–
Reassessment of carrying value of associate	–	–	(36)

	(42)	(17)	(36)

Net specific items charge before tax	366	728	1,698

Tax credit on specific items above	(72)	(190)	(414)
Tax charge (credit) in respect of settlement of open tax years[e]	5	(230)	–
Tax credit on re-measurement of deferred tax[i]	(172)	–	–

	(239)	(420)	(414)

Net specific items charge after tax	127	308	1,284

[a]	In 2011 the group amended its definition of specific items. Comparatives for 2010 and 2009 have been re-presented to be on a consistent basis. See page 91 for details.

[b]	In 2010 a charge of £52m was recognised reflecting an Ofcom determination in relation to 2Mbps partial private circuits.

[c]	The main components of the BT Global Services restructuring charges recognised in 2011, 2010 and 2009 were:
–	Networks, products and procurement channels rationalisation charges of £41m (2010: £142m, 2009: £183m) from rationalising legacy networks, including the associated systems and processes. In 2010 this included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels.

–	People and property charges of £129m (2010: £132m, 2009: £51m) principally comprising leaver costs and property exit costs.

–	Intangible asset impairments and other charges of £22m (2010: £27m; 2009: £46m).

[d]	In 2011 the group recognised goodwill impairment charges of £39m mainly relating to an operational restructuring of a business acquired several years ago. In addition, intangible asset impairments of £10m have been recognised relating to brands which are no longer in use.

[e]	In 2010 the group agreed substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years. Specific items include a tax repayment of £230m and associated interest of £11m on the repayment, and operating costs of £5m representing costs associated with reaching the agreement.

[f]	See note 23 for more details.

[g]	In 2011 a profit of £42m arose on the disposal of a 6.5% interest in the group’s associate Tech Mahindra. In 2010 a loss of £12m arose on the disposal of an indirect interest in Tech Mahindra.

[h]	In 2010 the group recognised a specific item credit of £29m in connection with the £127m payment to its associate Tech Mahindra, as described in c above.

[i]	In 2011 a tax credit of £172m was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 28% to 26% effective in 2012.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 115

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Finance expense and finance income

	2011	2010	[a]	2009	[a]
Year ended 31 March	£m	£m		£m

Finance expense
Interest on listed bonds[b,c]	775	806		777
Interest on finance leases[b]	18	18		25
Interest on other borrowings[b]	56	58		130
Unwinding of discount on provisions[b]	3	4		3
Fair value movements on derivatives[d]	34	19		29

Finance expense[e,f]	886	905		964
Less: amounts included in the cost of qualifying assets[g]	(6)	(3)		–

Total finance expense before specific items	880	902		964

Specific items (note 8)	2,323	2,211		2,308

Total finance expense	3,203	3,113		3,272

[a]	In 2011 the group amended its definition of specific items to include net interest on pensions due to its volatile nature. Comparatives have been re-presented to be on a consistent basis.

[b]	Calculated using the effective interest rate method unless otherwise stated below.

[c]	Includes a net charge of £38m (2010: £44m, 2009: £25m) relating to fair value movements on derivatives recycled from the cash flow reserve.

[d]	Includes a charge of £28m (2010: £9m, 2009: £nil) arising from restructuring certain derivatives and £6m (2010: £10m, 2009: £29m) of fair value movements on derivatives not in a designated hedge relationship.

[e]	Includes a net credit of £293m (2010: net credit of £451m, 2009: net charge of £2,161m) relating to foreign exchange movements on loans and borrowings and a net charge of £293m (2010: net charge of £451m, 2009: net credit of £2,161m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating these foreign exchange movements are in designated hedge relationships.

[f]	Includes a net credit of £3m (2010: net credit of £29m, 2009: net charge of £39m) relating to fair value movements arising on hedged items and net charge of £3m (2010: net charge of £29m, 2009: net credit of £39m) relating to fair value movements arising on derivatives designated as fair value hedges.

[g]	The weighted average capitalisation rate on general borrowings was 7.8% in 2011 (2010: 7.9%).

	2011	2010	[a]	2009	[a]
Year ended 31 March	£m	£m		£m

Finance income
Interest on available-for-sale investments	9	5		14
Interest on loans and receivables	7	7		17
Other interest and similar income	19	–		–

Total finance income before specific items	35	12		31

Specific items (note 8)	2,244	1,943		2,621

Total finance income	2,279	1,955		2,652

[a]	In 2011 the group amended its definition of specific items to include net interest on pensions due to its volatile nature. Comparatives have been re-presented to be on a consistent basis.

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Net finance expense before specific items	845	890	933

Specific items (note 8)	79	268	(313)

Net finance expense	924	1,158	620

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Taxation
Analysis of taxation (expense) credit for the year

	2011	2010	2009
Year ended 31 March	£m	£m	£m

United Kingdom
Corporation tax at 28% (2010: 28%, 2009: 28%)	(197)	(161)	–
Adjustments in respect of prior periods	(7)	204	50
Non UK taxation
Current	(40)	(31)	(48)
Adjustments in respect of prior periods	11	–	10

Total current tax (expense) credit	(233)	12	12

Deferred tax
Origination and reversal of temporary differences	(184)	(53)	77
Adjustments in respect of prior periods	32	63	(36)
Impact of change in UK corporation tax rate to 26%	172	–	–

Total deferred tax credit	20	10	41

Total taxation (expense) credit	(213)	22	53

Factors affecting taxation (expense) credit
The taxation (expense) credit on the profit (loss) for the year differs from the amount computed by applying the corporation tax rate to the profit (loss) before taxation as a result of the following factors:

	2011		2010		2009
Year ended 31 March	£m	%	£m	%	£m	%

Profit (loss) before taxation	1,717		1,007		(244)

Expected taxation (expense) credit at UK rate of 28% (2010: 28%, 2009: 28%)	(481)	28.0	(282)	28.0	68	28.0
Effects of:
Non deductible depreciation and amortisation	(15)	0.9	(18)	1.7	(27)	(11.0)
Non deductible (taxable) non UK losses (profits)	(13)	0.8	(26)	2.6	24	9.8
Overseas losses utilised	53	(3.1)	35	(3.4)	–	–
Higher (lower) taxes on non UK profits	(1)	–	(1)	0.1	9	3.7
Higher (lower) taxes on gain on disposal of business	12	(0.7)	–	–	(4)	(1.6)
Other deferred tax assets not recognised	(8)	0.4	(17)	1.6	(5)	(2.0)
Associates and joint ventures	6	(0.3)	11	(1.1)	21	8.6
Adjustments in respect of prior periods	36	(2.1)	37	(3.7)	24	9.8
Tax credit in respect of settlement of open tax years	–	–	230	(22.9)	–	–
Re-measurement of deferred tax balances at 26%	172	(10.0)	–	–	–	–
Adoption of the amendment to IFRS 2	–	–	–	–	(30)	(12.3)
Other	26	(1.5)	53	(5.1)	(27)	(11.1)

Total taxation (expense) credit and effective tax rate	(213)	12.4	22	(2.2)	53	21.9
Exclude specific items (note 8)	(239)		(420)		(414)

Total taxation (expense) before specific items and effective rate on profit before specific items	(452)	21.7	(398)	22.9	(361)	24.8

Factors that may affect future tax charges
The rate of UK corporation tax changed from 28% to 26% on 1 April 2011. The UK government has also indicated that it intends to enact future reductions in the corporation tax rate down to 23% by 1 April 2014.
Tax credit (expense) recognised directly in equity

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Deferred tax credit (expense) relating to share-based payments	91	19	(12)

Total taxation credit (expense) recognised directly in equity	91	19	(12)

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 117

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Taxation continued
Tax components of other comprehensive income
The tax (expense) credit relating to components of other comprehensive income is as follows:

	2011			2010			2009
		Tax			Tax			Tax
	Before	(expense)	After	Before	(expense)	After	Before	(expense)	After
	tax	credit	tax	tax	credit	tax	tax	credit	tax
Year ended 31 March	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial gains (losses) relating to retirement benefit obligations	5,109	(1,534)	3,575	(4,324)	1,211	(3,113)	(7,037)	1,959	(5,078)
Exchange differences on translation of foreign operations	(140)	18	(122)	(119)	(20)	(139)	692	64	756
Fair value movements on available-for-sale assets	15	–	15	7	–	7	5	–	5
Fair value movements on cash flow hedges
– fair value (losses) gains	(347)	(124)	(471)	(1,067)	297	(770)	2,719	(766)	1,953
– recognised in income and expense	333	119	452	496	(139)	357	(2,144)	600	(1,544)
– reclassified and reported in non-current assets	–	–	–	(4)	1	(3)	(5)	2	(3)

	4,970	(1,521)	3,449	(5,011)	1,350	(3,661)	(5,770)	1,859	(3,911)

Current tax credit (expense)		25			(2)			–
Deferred tax (expense) credit		(1,546)			1,352			1,859

		(1,521)			1,350			1,859

11. Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to equity shareholders by the weighted average number of shares in issue after deducting the group’s shares held by employee share ownership trusts and treasury shares.
In calculating the diluted earnings (loss) per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 81m shares (2010: 138m shares, 2009: 158m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2011	2010	2009

Profit (loss) attributable to equity shareholders of the parent (£m)	1,502	1,028	(193)

Basic weighted average number of shares (millions)	7,750	7,740	7,724
Dilutive shares from share options (millions)	252	174	5
Dilutive shares held in trust (millions)	114	74	42

Diluted weighted average number of shares (millions)	8,116	7,988	7,771

Basic earnings (loss) per share	19.4p	13.3p	(2.5)p
Diluted earnings (loss) per share	18.5p	12.9p	(2.5)p

12. Dividends

	2011		2010		2009
	pence		pence		pence
Year ended 31 March	per share	£m	per share	£m	per share	£m

Final dividend paid in respect of the prior year	4.6	357	1.1	85	10.4	804
Interim dividend paid in respect of the current year	2.4	186	2.3	178	5.4	418

	7.0	543	3.4	263	15.8	1,222

The Board recommends that a final dividend in respect of the year ended 31 March 2011 of 5.0p per share will be paid to shareholders on 5 September 2011, taking the full year proposed dividend in respect of the 2011 financial year to 7.4p (2010: 6.9p, 2009: 6.5p) which amounts to approximately £574m (2010: £534m, 2009: £503m). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £388m (2010: £356m, 2009: £85m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 12 August 2011.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible assets

		Brands,
		customer	Telecommunication	Internally
		relationships	licences and	developed	Computer
	Goodwill	and technology	other	software	software	Total
	£m	£m	£m	£m	£m	£m

Cost
At 1 April 2009	1,489	376	307	2,348	1,204	5,724
Additions	–	–	–	585	44	629
Acquisitions through business combinations	1	–	–	–	–	1
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	(2)	(3)	(6)	(362)	9	(364)
Exchange differences	(56)	(16)	(11)	(5)	(16)	(104)

At 1 April 2010	1,432	357	290	2,568	1,241	5,888
Additions	–	–	–	435	65	500
Acquisitions through business combinations	6	–	–	–	–	6
Interest on qualifying assets[a]	–	–	–	4	–	4
Disposals and adjustments	–	–	–	(92)	(5)	(97)
Impairment charges[b]	(39)	(10)	–	–	–	(49)
Exchange differences	(42)	(9)	(2)	(2)	(3)	(58)

At 31 March 2011	1,357	338	288	2,913	1,298	6,194

Amortisation
At 1 April 2009		153	156	739	888	1,936
Charge for the year		54	15	559	107	735
Disposals and adjustments		(1)	(4)	(366)	(53)	(424)
Exchange differences		(9)	(5)	(5)	(12)	(31)

At 1 April 2010		197	162	927	930	2,216
Charge for the year		47	14	544	86	691
Disposals and adjustments		–	–	(91)	(4)	(95)
Exchange differences		(2)	(1)	(1)	(3)	(7)

At 31 March 2011		242	175	1,379	1,009	2,805

Carrying amount
At 31 March 2011	1,357	96	113	1,534	289	3,389

At 31 March 2010	1,432	160	128	1,641	311	3,672

[a]	Additions to internally generated software in 2011 includes interest capitalised at a weighted average borrowing rate of 7.8% (2010: 7.9%).

[b]	See note 8 for details.
Goodwill impairment review
The group performs an annual goodwill impairment review, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and BT Retail’s business units: BT Consumer, BT Business, BT Ireland and BT Enterprises. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global	BT Retail
	Services	BT Consumer	BT Business	BT Ireland	BT Enterprises	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2009	1,226	57	44	16	146	1,489
Acquisitions through business combinations	1	–	–	–	–	1
Disposals, adjustments and reclassifications	(3)	8	17	5	(29)	(2)
Exchange differences	(52)	–	–	–	(4)	(56)

At 1 April 2010	1,172	65	61	21	113	1,432
Acquisitions through business combinations	6	–	–	–	–	6
Reclassifications	–	–	(15)	–	15	–
Impairment charges[a]	(39)	–	–	–	–	(39)
Exchange differences	(37)	–	–	–	(5)	(42)

At 31 March 2011	1,102	65	46	21	123	1,357

[a]	The goodwill impairment charges recognised in 2011 mainly relate to an operational restructuring of a business acquired several years ago.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 119

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible assets continued
The key assumptions used in performing the value in use calculations in 2011 were as follows:

		BT Retail
	BT Global
	Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	10.0%	10.0%	10.0%	10.0%	10.0%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

The key assumptions used in performing value in use calculations in 2010 were as follows:

		BT Retail
	BT Global
	Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	10.8%	10.8%	10.8%	10.8%	10.8%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

Recoverable amount
The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three-year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the five-year period have been extrapolated using perpetuity growth rates.
Discount rate
The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.
Growth rates
The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of the sector in which the CGU operates. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.
Sensitivities
For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.
For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £895m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:
•	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of a 0.7% decline or more

•	an increase in the discount rate from the 10.0% assumption applied to a revised assumption of 12.2% or more

•	a reduction in the projected operating cash flows across five years by 25% or more.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Property, plant and equipment

		Network		Assets in
	Land and	infrastructure		course of
	buildings [a,b]	equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2009	1,294	41,558	2,374	910	46,136
Additions	22	254	144	1,441	1,861
Interest on qualifying assets[d]	–	–	–	1	1
Transfers	5	1,520	1	(1,526)	–
Disposals and adjustments	71	(1,121)	(346)	(14)	(1,410)
Exchange differences	(13)	(131)	(22)	(5)	(171)

At 1 April 2010	1,379	42,080	2,151	807	46,417
Additions	11	197	180	1,690	2,078
Interest on qualifying assets[d]	–	–	–	2	2
Transfers	17	1,729	1	(1,747)	–
Disposals and adjustments	(2)	(1,350)	(77)	(13)	(1,442)
Exchange differences	(6)	(39)	(8)	(3)	(56)

At 31 March 2011	1,399	42,617	2,247	736	46,999

Accumulated depreciation
At 1 April 2009	590	28,413	1,756	–	30,759
Charge for the year	70	2,015	219	–	2,304
Disposals and adjustments	72	(1,124)	(255)	–	(1,307)
Exchange differences	(7)	(103)	(14)	–	(124)

At 1 April 2010	725	29,201	1,706	–	31,632
Charge for the year	63	2,019	206	–	2,288
Disposals and adjustments	(13)	(1,316)	(98)	–	(1,427)
Exchange differences	(3)	(24)	(7)	–	(34)

At 31 March 2011	772	29,880	1,807	–	32,459

Carrying amount
At 31 March 2011	627	12,737	440	736	14,540
Engineering stores	–	–	–	83	83

Total at 31 March 2011	627	12,737	440	819	14,623

At 31 March 2010	654	12,879	445	807	14,785
Engineering stores	–	–	–	71	71

Total at 31 March 2010	654	12,879	445	878	14,856

	2011	2010
	£m	£m

[a] The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	420	431
Long leases (over 50 years unexpired)	34	33
Short leases	173	190

Total land and buildings	627	654

[b]	The carrying amount of the group’s property, plant and equipment includes an amount of £140m (2010: £183m) in respect of assets held under finance leases, comprising land and buildings of £71m (2010: £74m) and network infrastructure and equipment of £69m (2010: £109m). The depreciation charge on those assets for 2011 was £33m (2010: £44m), comprising land and buildings of £3m (2010: £3m) and network infrastructure and equipment of £30m (2010: £41m).

[c]	Other mainly comprises motor vehicles and computers.

[d]	Additions to assets in the course of construction in 2011 includes interest capitalised at a weighted average borrowing rate of 7.8% (2010: 7.9%).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 121

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Property, plant and equipment continued

	2011	2010
Year ended 31 March	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	20	29
Network infrastructure and equipment
Transmission equipment	985	902
Exchange equipment	43	29
Other network equipment	851	753
Other
Computers and office equipment	92	115
Motor vehicles and other	87	33

Total additions to property, plant and equipment	2,078	1,861
Increase in engineering stores	12	43

Total additions	2,090	1,904

15. Investments

	2011	2010
At 31 March	£m	£m

Non-current assets
Available-for-sale	61	32
Loans and receivables	–	32

	61	64

Current assets
Available-for-sale	1	258
Loans and receivables	7	148
Fair value through profit and loss	11	–

	19	406

The majority of current asset investments are held for periods ranging from one day to one year.
Available-for-sale
Available-for-sale current assets consist of a US Dollar listed investment of £1m (2010: £nil) and floating rate liquidity fund deposits denominated in Sterling of £nil (2010: £185m), Euros of £nil (2010: £56m) and US Dollars of £nil (2010: £17m). Non-current assets include unlisted investments of £27m (2010: £12m) which are measured at the lower of cost and net realisable value.
Loans and receivables
Loans and receivables mainly consist of term deposits denominated in Sterling with a fixed interest rate.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Cash and cash equivalents

	2011	2010
At 31 March	£m	£m

Cash at bank and in hand	141	197

Cash equivalents
Loans and receivables
UK deposits	182	1,211
US deposits	20	37
European deposits	8	7

Total cash equivalents	210	1,255

Total cash and cash equivalents	351	1,452
Bank overdrafts	(26)	(8)

Cash and cash equivalents per the cash flow statement	325	1,444

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.
The group’s cash at bank included restricted cash of £77m (2010: £54m), of which £59m (2010: £29m) were held in countries in which prior approval is required to transfer funds abroad. Such liquid funds are at the group’s disposition within a reasonable period of time if it complies with these requirements. The remaining balance of £18m (2010: £25m) were held in escrow accounts.
Cash and cash equivalents are primarily fixed rate financial assets held for periods ranging from one day to three months.
17. Associates and joint ventures

	2011			2010
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m

Non-current assets	28	6	34	49	7	56
Current assets	214	5	219	278	4	282
Current liabilities	(43)	(1)	(44)	(77)	(2)	(79)
Non-current liabilities	(45)	–	(45)	(64)	–	(64)

Share of net assets at 31 March	154	10	164	186	9	195

Revenue	263	22	285	298	14	312
Expenses	(233)	(26)	(259)	(266)	(14)	(280)
Taxation	(5)	–	(5)	(7)	–	(7)

Share of post tax results before specific items	25	(4)	21	25	–	25
Specific items (note 8)	–	–	–	29	–	29

Share of post tax results	25	(4)	21	54	–	54

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 123

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Associates and joint ventures continued

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2009	123	9	132
Share of post tax profit	54	–	54
Additions	3	–	3
Disposals	(12)	–	(12)
Dividends received	(3)	–	(3)
Exchange differences and other	21	–	21

At 1 April 2010	186	9	195
Share of post tax profit (loss)	25	(4)	21
Additions	–	4	4
Disposals	(42)	–	(42)
Dividends received	(7)	–	(7)
Exchange differences	(8)	1	(7)

At 31 March 2011	154	10	164

At 31 March 2011 the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £279m (2010: £473m). Details of the group’s principal associate at 31 March 2011 are set out on page 155.
18. Inventories

	2011	2010
At 31 March	£m	£m

Consumables	28	30
Work in progress	46	43
Finished goods	47	34

	121	107

19. Trade and other receivables

	2011	2010
At 31 March	£m	£m

Current
Trade receivables	1,770	1,937
Prepayments	570	549
Accrued income	788	1,010
Other receivables	204	200

	3,332	3,696

	2011	2010
	£m	£m

Non-current
Other assets[a]	286	336

[a]  Other assets mainly represent costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts. At 31 March 2011 the balance was £249m (2010: £294m). Other assets also include prepayments of £37m (2010: £42m).

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2011	2010
	£m	£m

At 1 April	219	246
Expense	112	155
Utilised	(136)	(183)
Exchange differences	(3)	1

At 31 March	192	219

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Trade and other receivables continued
Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.
Trade receivables are due as follows:

			Past due and not specifically impaired:
		Trade
		receivables
		specifically
		impaired net	Between 0	Between 3	Between 6	Over 12
	Not past due	of provision	and 3 months	and 6 months	and 12 months	months	Total
	£m	£m	£m	£m	£m	£m	£m

2011	967	127	461	93	71	51	1,770
2010	1,257	51	426	98	60	45	1,937

Gross trade receivables which have been specifically impaired amounted to £193m (2010: £130m).
Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each line of business is disclosed in note 1.

	2011	2010
At 31 March	£m	£m

BT Global Services	674	867
BT Retail	178	228
BT Wholesale	82	127
Openreach	25	27
Other	8	8

Total trade receivables not past due	967	1,257

	2011	2010
At 31 March	£m	£m

BT Global Services	422	633
BT Retail	138	148
BT Wholesale	176	182
Openreach	47	44
Other	5	3

Total accrued income	788	1,010

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £29m (2010: £25m).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 125

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Loans and other borrowings

	2011	2010
At 31 March	£m	£m

US Dollar 9.375% bonds December 2010 (2010: 9.125%, minimum 8.125%a)[b]	–	1,951
Euro 7.87% bonds February 2011 (2010: 7.87%, minimum 6.875%a)[b]	–	1,015
US Dollar 5.15% bonds January 2013[b]	537	566
Euro 5.25% bonds January 2013[b]	898	902
Euro 5.25% bonds June 2014[b]	693	696
Euro 6.125% bonds July 2014[a,d]	557	561
Euro 6.5% bonds July 2015[b]	930	935
Sterling 8.75% bonds December 2016 (2010: 8.5%, minimum 7.5%a)	715	715
Sterling 6.625% bonds June 2017[b]	525	525
US Dollar 5.95% bonds January 2018[b]	695	734
Sterling 8.625% bonds 2020	298	298
Sterling 3.5% index linked bonds April 2025	340	325
Sterling 5.75% bonds December 2028[c]	605	602
US Dollar 9.875% bonds December 2030 (2010: 9.625%, minimum 8.625%a)[b]	1,714	1,811
Sterling 6.375% bonds June 2037[b]	521	521

Total listed bonds	9,028	12,157

Finance leases	294	304

Sterling 6.35% bank loan due August 2012	312	312
Other loans	125	10
Commercial paper[e]	71	–
Bank overdrafts (see note 16)	26	8

Total other loans and borrowings	534	330

Total loans and borrowings	9,856	12,791

[a]   The interest rate payable on these bonds will be subject to adjustment from time to time if either Moody’s or Standard & Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest payable on the bonds and the spread applicable to the floating rate bonds will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table. In February 2010 S&P downgraded BT’s credit rating by one ratings category to BBB-. At the next coupon date in 2011 the rate payable on these bonds increased by 0.25 percentage points.

[b] Hedged in a designated cash flow hedge.

[c] Hedged in a designated fair value hedge.

[d] The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB- respectively.

[e] Commercial paper is denominated in Euros of £56m (2010: £nil) and US Dollars of £15m (2010: £nil).
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
The carrying values disclosed above reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2011 and 2010 were unsecured.

	2011			2010
		Effect of	Principal		Effect of	Principal
	Carrying	hedging	repayments at	Carrying	hedging and	repayments at
	amount	and interest [a]	hedged rates	amount	interest [a]	hedged rates
At 31 March	£m	£m	£m	£m	£m	£m

Repayments fall due as follows:
Within one year, or on demand	485	(266)	219	3,269	(737)	2,532

Between one and two years	1,747	(66)	1,681	18	–	18
Between two and three years	10	–	10	1,763	(313)	1,450
Between three and four years	1,209	(48)	1,161	11	–	11
Between four and five years	901	(94)	807	1,213	(177)	1,036
After five years	5,507	(198)	5,309	6,523	(431)	6,092

Total due for repayment after more than one year	9,374	(406)	8,968	9,528	(921)	8,607

Total repayments	9,859	(672)	9,187	12,797	(1,658)	11,139
Fair value adjustments for hedged risk	(3)			(6)

Total loans and other borrowings	9,856			12,791

[a] Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Loans and other borrowings continued
As noted on page 126, the principal repayments of loans and borrowings at hedged rates amounted to £9,187m (2010: £11,139m). The table below reflects the currency risk and interest cash flow and fair value risk associated with these loans and borrowings after the impact of hedging.

	2011			2010
	Fixed rate	Floating rate		Fixed rate	Floating rate
	interest	interest	Total	interest	interest	Total
At 31 March	£m	£m	£m	£m	£m	£m

Sterling	7,954	913	8,867	10,110	835	10,945
Euro	–	283	283	–	184	184
US Dollar	18	2	20	–	3	3
Other	–	17	17	–	7	7

Total	7,972	1,215	9,187	10,110	1,029	11,139

Weighted average effective fixed interest rate Sterling	7.4%			8.0%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.
Obligations under finance leases at the balance sheet date are analysed as follows:

	2011	2010	2011	2010
			Repayment of outstanding
	Minimum lease payments		lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	19	33	2	16
In the second to fifth years inclusive	128	119	57	48
After five years	513	535	235	240

	660	687	294	304

Less: future finance charges	(366)	(383)	–	–

Total finance lease obligations	294	304	294	304

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.
21. Derivative financial instruments

	2011		2010
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Cash flow hedges
Interest rate swaps	–	265	–	361
Cross currency swaps	622	29	1,571	30
Forward foreign exchange rate contracts	4	6	23	4

	626	300	1,594	395

Fair value hedges
Interest rate swaps	4	2	–	6

	4	2	–	6

Derivatives not in a formal hedge relationship
Interest rate swaps	99	267	106	295
Cross currency swaps	–	–	–	1
Forward foreign exchange rate contracts	4	–	–	2

	103	267	106	298

	733	569	1,700	699

For a further description of the group’s derivative financial instruments and hedge designations, see note 29.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 127

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. Derivative financial instruments continued
The maturity of derivative financial instruments is shown below:

	2011		2010
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Within one year or on demand	108	62	624	166

Current	108	62	624	166

Between one and two years	71	9	–	–
Between two and three years	–	–	211	–
Between three and four years	66	100	–	–
Between four and five years	73	–	222	128
After five years	415	398	643	405

Non-current	625	507	1,076	533

Total	733	569	1,700	699

22. Trade and other payables

	2011	2010
At 31 March	£m	£m

Current
Trade payables	3,250	3,668
Other taxation and social security	485	516
Other payables	530	506
Accrued expenses	505	498
Deferred income	1,344	1,343

	6,114	6,531

	2011	2010
At 31 March	£m	£m

Non-current[a]
Other payables	762	734
Deferred income	69	70

	831	804

[a]	Non-current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans
Background
The group has both defined benefit and defined contribution retirement benefit plans.
The group’s main plans are in the UK. The BTPS is a defined benefit plan which has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, initially the BT Retirement Plan (BTRP) and since 1 April 2009 the BT Retirement Saving Scheme (BTRSS), a contract-based defined contribution arrangement, to which BTRP members were invited to transfer their accumulated assets.
A defined contribution plan is a pension arrangement under which both the company and participating members pay fixed contributions to an independently administered fund. Pension benefits for members of the plan are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.
A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement dependent on factors such as age, years of service and pensionable pay. Benefits are determined by the scheme rules and are not dependent upon actual contributions made by the company or members. The plan is administered by an independent trustee who is responsible for ensuring that the plan is sufficiently funded to meet current and future benefit payments and therefore must agree with the sponsoring company a funding plan for additional company contributions where it is estimated that the benefits will not be met from regular contributions and expected investment returns. The company is exposed to investment and other experience risks.
The membership of the BTPS is shown below:

	2011	2010
	Number	Number
At 31 March	of members	of members

Active members	51,000	55,000
Deferred members	88,500	93,000
Pensioners	188,000	185,000

Total membership	327,500	333,000

Since 1 April 2009, active BTPS members accrue benefits based upon a career average revalued earnings (CARE) basis and a normal pensionable age of 65. Pensionable service prior to that date entitles scheme members to benefits based upon their final salary and a normal pensionable age of 60. On a CARE basis, rather than being based upon final salary, benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Under the scheme rules, pension benefits are increased in line with inflation (see below for details).
BT Pension Scheme Trustees Limited (the ‘Trustee’) administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed of the BTPS, there are nine Trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustee. Four Trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the Trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the Trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.
Further details of the governance of the BTPS, its financial position and performance of investments, and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in June each year.
Amounts recognised in the income statement in respect of the group’s pension plans

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Recognised in the income statement before specific items
Current service cost – defined benefit plans	297	206	459
– defined contribution plans	119	98	85

Total operating charge	416	304	544

Specific items (note 8)
Expected return on pension plan assets	(2,244)	(1,932)	(2,621)
Interest expense on pension plan liabilities	2,323	2,211	2,308

Net interest expense (income) included in specific items	79	279	(313)

Total recognised in the income statement	495	583	231

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 129

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
The current service cost that will be recognised in the income statement in 2012 relating to defined benefit plans is estimated to be around £25m lower than in 2011, derived from market conditions at 1 April 2011. The net interest income, within specific items, is estimated to be around £200m in 2012, an improvement of around £280m. Subsequent changes in market conditions during 2012 will be reflected as actuarial gains or losses in the Group statement of comprehensive income.
£6m (2010: £6m, 2009: £4m) of contributions to defined contribution plans were outstanding at 31 March 2011.
Defined benefit plans
Balance sheet position in respect of defined benefit plans – IAS 19
The net pension obligation is set out below:

	2011			2010
		Present			Present
		value			value
	Assets	of liabilities	Deficit	Assets	of liabilities	Deficit
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	37,034	(38,715)	(1,681)	35,278	(43,018)	(7,740)
Other plans[a]	188	(337)	(149)	151	(275)	(124)

Retirement benefit obligation	37,222	(39,052)	(1,830)	35,429	(43,293)	(7,864)
Deferred tax asset			460			2,193

Net pension obligation			(1,370)			(5,671)

[a] Included in the present value of liabilities of other schemes is £70m (2010: £54m) related to unfunded pension arrangements.
Measurement of scheme assets – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date.
The fair values of the assets of the BTPS analysed by asset category and the assumptions for the expected long-term rate of return on assets at 31 March were:

	2011					2010
	Expected					Expected
	long-term					long-term
	rate of return					rate of return
	(per annum)	Asset fair value		[b]	Target	(per annum)	Asset fair value		[b]	Target
At 31 March	%	£bn	%		%	%	£bn	%		%

UK equities	7.9	3.2	8		9	8.5	3.6	10		11
Non UK equities	7.9	8.2	22		22	8.5	7.5	21		22
Fixed-interest securities	5.0	4.4	12		22	5.0	5.9	17		20
Index-linked securities	4.1	5.9	16		15	4.2	5.8	16		15
Property	7.0	3.9	11		11	7.7	3.8	11		12
Alternative assets[a]	6.7	7.3	20		21	6.9	5.9	17		20
Cash and other	3.6	4.1	11		–	4.2	2.8	8		–

	6.35	37.0	100		100	6.50	35.3	100		100

[a] Alternative asset classes include commodities, hedge funds, private equity, infrastructure and credit opportunities.

[b]   At 31 March 2011 and 31 March 2010, the scheme’s assets did not include any ordinary shares of the company. However, the scheme held £10m (2010: £52m) of bonds and £7m (2010: £6m) of index-linked bonds issued by the group. The group occupies two (2010: four) properties owned by the BTPS on which an annual rental of £0.1m is payable (2010: £0.2m).

Expected long-term return on assets – IAS 19
The expected long-term rate of return on assets does not affect the level of the obligation but does affect the expected return on pension scheme assets reported in the income statement as a specific item.
The expected returns on fixed-interest and index-linked securities are based on the gross redemption yields at the start of the year which assume that the security is held to maturity. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
Asset allocation
The target allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The Trustee’s main investment objective is to ensure that over the long-term, and after allowing for all future income, the BTPS will have sufficient liquid resources to meet the cost of benefit payments as they fall due. The targets set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. The targets are a long-term aim to be achieved over a period as and when favourable opportunities arise. Current market conditions and trends are continuously assessed and short-term tactical shifts in asset allocation may be made around the long-term target, for example, by using stock index future contracts. The BTPS also uses financial instruments to manage interest rate risk, liquidity risk and foreign currency risk.
The Trustee reports on investment performance against a target benchmark which is based on the target asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 31 December 2010 was as follows:

	Target	Actual	Over/(under)
	benchmark	BTPS	performance
	return	return	return
Period ending 31 December 2010%		%	%

1 year	10.7	11.8	1.1
3 years	(0.2)	1.1	1.3
10 years	4.1	5.1	1.0

Further commentary on investment performance is provided in the Report by the Trustee in the BTPS Annual Report.
Measurement of scheme liabilities – IAS 19
The liabilities of the BTPS are measured as the present value of the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. The present value of scheme liabilities is calculated by estimating future benefit payments, including allowance for benefits to increase with inflation and projected salary levels, and discounting the resulting cash flows.
Principal assumptions used to measure BTPS liabilities
The estimated average duration of BTPS liabilities is 15 years (2010: 15 years) and the benefits payable by the BTPS are expected to be paid over more than 60 years as shown in the following graph:
The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Sensitivities are set out below. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take more or less cash lump sum at retirement.
The rate of inflation influences the assumptions for salary and pension increases. In assessing the appropriate assumption for pension increases, management have considered the announcement in July 2010 by the UK Government that the Consumer Prices Index (CPI), rather than the Retail Prices Index (RPI), will be used as the basis for determining the rate of inflation for the statutory minimum rate of revaluation and indexation of occupational pension rights. Under the scheme rules the Government’s decision has the following impact with effect for increases after 1 April 2011:
•	members who commenced employment prior to 1 April 1986 – CPI will be used to revalue preserved pensions of deferred members and for the rate of inflationary increase applied to pensions in payment

•	members who commenced employment on or after 1 April 1986 – CPI will be used to revalue preserved pensions of deferred members and RPI will continue to be used for inflationary increases to pensions in payment.
The Government’s decision does not affect the accrual of benefits for employees while they are active members of the scheme for whom benefits accrue on a CARE basis that is linked to RPI.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 131

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
The assumption for RPI has been assessed by reference to yields on long-term fixed interest and index-linked Government bonds and has regard to Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account long-term trends. The impact of using CPI instead of RPI is to reduce BTPS liabilities at 31 March 2011 by £3.5bn. In determining the most appropriate manner by which to reflect the impact of the change on the scheme liabilities, the directors have had regard to the UITF Abstract 48 “Accounting implications of the replacement of the Retail Prices Index with the Consumer Prices Index for retirement benefits” issued by the Urgent Issues Task Force of the UK Accounting Standards Board in December 2010. The Abstract states that, where the obligation is to pay pensions with increases based on a general measure of inflation rather than a measure linked specifically to RPI, a change in the inflation assumption represents an actuarial gain or loss rather than a cost relating to past service of employees. Accordingly, the gain on re-measurement of the liabilities of the BTPS to reflect CPI as the inflation measure is recorded as an actuarial gain in comprehensive income in 2011.
The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 at 31 March 2011 are as follows:

	Nominal rates (per annum)				Real rates (per annum)
	2011		2010	2009	2011	2010	2009
At 31 March	%		%	%	%	%	%

Rate used to discount liabilities	5.50		5.50	6.85	2.03	1.83	3.84
Inflation – increase in RPI	3.40		3.60	2.90	n/a	n/a	n/a
Inflation – increase in CPI	2.40	[a]	n/a	n/a	n/a	n/a	n/a
Average future increases in wages and salaries	3.40		3.60	2.90	–	–	–

[a] There is a short-term reduction in CPI of 0.5% for one year.
IAS 19 requires that the discount rate used be determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate has been assessed by reference to the duration of the BTPS’s liabilities and by reference to the published iBoxx index of Sterling corporate bonds of duration greater than 15 years and investment grade AA and above. Allowance is made where the constituent bonds in the published index have been re-rated or new issues made. The nominal rate is used to discount the future expected benefit payments. The real rate is shown as a comparator to inflation.
The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2011	2010
	Number of	Number of
At 31 March	years	years

Male in lower pay bracket	25.3	25.2
Male in higher pay bracket	27.6	27.4
Female	28.2	28.1
Average improvement for a member retiring at age 60 in 10 years time	1.1	1.1

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation Bureau. However, due to the size of the membership of the BTPS it is considered appropriate for the life expectancy assumptions adopted to take into account the actual membership experience. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience every three years. The IAS 19 life expectancy assumptions reflect the 2008 triennial funding valuation basis.
Sensitivity analysis of the principal assumptions used to measure BTPS liabilities
The assumed discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation of the pension liability, and of the estimated income statement charge for 2012, to changes in these assumptions:

			(Decrease)
	Decrease	Decrease	increase in
	(increase) in	(increase) in	net finance
	liability	service cost	income
	£bn	£m	£m

0.25 percentage point increase to:
– discount rate	1.4	15	–
– inflation rate (RPI)	(0.5)	(15)	45
– salary increases	(0.2)	(5)	(15)
Additional one year increase to life expectancy	(1.0)	(5)	(55)
0.1 percentage point increase in expected return on assets	–	–	35

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
Movements in defined benefit plan assets and liabilities

	Assets	Liabilities	Deficit
	£m	£m	£m

At 1 April 2009	29,353	(33,326)	(3,973)
Current service cost	–	(206)	(206)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	1,932	(2,211)	(279)
Actuarial gain (loss)[a]	5,157	(9,481)	(4,324)
Regular contributions by employer	391	–	391
Deficiency contributions by employer	525	–	525
Contributions by employees	15	(15)	–
Benefits paid	(1,948)	1,948	–
Exchange differences	4	(2)	2

At 1 April 2010	35,429	(43,293)	(7,864)
Current service cost	–	(297)	(297)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	2,244	(2,323)	(79)
Actuarial gain[a]	234	4,875	5,109
Regular contributions by employer	283	–	283
Deficiency contributions by employer	1,030	–	1,030
Contributions by employees	15	(15)	–
Benefits paid	(2,011)	2,014	3
Other movements	–	(15)	(15)
Exchange differences	(2)	2	–

At 31 March 2011	37,222	(39,052)	(1,830)

[a] Actual return on plan assets in the year was £2,478m (2010: £7,089m).
Amounts recognised in the statement of comprehensive income for actuarial gains or losses arising on defined benefit plans

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Actuarial (losses) gains at 1 April	(4,915)	(591)	6,446

Actuarial gains (losses) for the year:
– arising on plan liabilities	4,875	(9,481)	2,414
– arising on plan assets	234	5,157	(9,451)

Net actuarial gains (losses) recognised for the year in other comprehensive income	5,109	(4,324)	(7,037)

Actuarial gains (losses) at 31 March	194	(4,915)	(591)

History of experience gains and losses

	2011	2010	2009	2008	2007
At 31 March	£m	£m	£m	£m	£m

Present value of defined benefit liabilities	(39,052)	(43,293)	(33,326)	(34,669)	(38,779)
Fair value of plan assets	37,222	35,429	29,353	37,448	38,390

Net pension (obligation) asset	(1,830)	(7,864)	(3,973)	2,779	(389)

Actuarial gain (loss) arising from assumptions used to value defined benefit liabilities	4,617	(11,113)	2,652	5,215	226
Actuarial gain (loss) arising from experience adjustments on defined benefit liabilities	258	1,632	(238)	(22)	190

Total actuarial gain (loss) arising on defined benefit liabilities	4,875	(9,481)	2,414	5,193	416

Total actuarial gain or loss arising on defined benefit liabilities as a percentage of the present value of defined benefit liabilities	12.5%	21.8%	7.2%	15.0%	1.1%

Actuarial gain (loss) arising from experience adjustment on plan assets	234	5,157	(9,451)	(2,572)	993
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	0.6%	14.6%	32.2%	6.9%	2.6%

Actuarial gain (loss) arising from assumptions used to value defined benefit liabilities represents the impact on the liabilities of changes to the assumptions used at the year end compared to the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and non-financial assumptions such as life expectancy.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 133

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
Actuarial gain (loss) arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared to the assumptions made. Such differences might arise, for example, from actual salary increases being different from those assumed, or members choosing different benefit options at retirement.
Actuarial gain (loss) arising from experience adjustment on plan assets represents the difference between the actual investment performance in the year and expected rate of return on assets assumed at the start of the year.
BTPS funding valuation and future funding obligations
A triennial valuation is carried out for the independent Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The funding valuation is based on prudent assumptions and is performed at 31 December as this is the financial year end of the scheme.
The valuation basis for funding purposes is broadly as follows:
•	assets are valued at market value at the valuation date; and

•	liabilities are measured using a projected unit credit method and discounted to their present value.
The last two triennial valuations were determined using the following long-term assumptions:

	Nominal rates (per annum)		Real rates (per annum)
	2008	2005	2008	2005
	valuation	valuation	valuation	valuation
	%	%	%	%

Discount rate
Pre retirement liabilities	6.76	5.84	3.65	3.06
Post retirement liabilities	5.21	4.54	2.15	1.79
Average long-term increase in retail price index	3.00	2.70	–	–
Average future increases in wages and salaries	3.00	3.47	–	0.75
Average increase in pensions	3.00	2.70	–	–

The results of the two most recent triennial valuations based upon these prudent actuarial assumptions were:

	2008	2005
	valuation	valuation
At 31 December	£bn	£bn

BTPS liabilities	(40.2)	(37.8)
Market value of BTPS assets	31.2	34.4

Funding deficit	(9.0)	(3.4)

Percentage of accrued benefits covered by BTPS assets at valuation date	77.6%	90.9%
Percentage of members benefits that the BTPS assets could purchase from an insurance company at the valuation date	57.0%	70.0%

In the three years ended 31 December 2008, the decline in the market value of assets combined with longer life expectancy assumptions significantly increased the funding deficit, although the impact on the liabilities was reduced by the higher discount rate and favourable experience compared to other actuarial assumptions used at 31 December 2005.
The outcome of the 2008 valuation was announced in February 2010, together with the agreement between BT and the Trustee of the BTPS to a recovery plan to make good the £9.0bn funding deficit over 17 years. The agreement also determined that the ordinary contributions rate required to meet the benefits of current employed members for service after the valuation date reduce to 13.6% of pensionable salaries (including employee contributions) from 19.5%, reflecting the implementation of benefit changes with effect from 1 April 2009.
The group made the first two payments of £525m each in December 2009 and 2010, respectively, under the 17-year recovery plan and in March 2011 paid £505m representing the actuarial value of the £525m payment due to have been made in December 2011. The remaining payments are scheduled to be paid as follows:

Year ended 31 December	£m

2011	–
2012	583
2013-25	Increasing at 3% pa

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Retirement benefit plans continued
Under the terms of the Trust Deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years.
Other features of the February 2010 legal agreements with the Trustee for BT providing support to the scheme are:
•	in the event that cumulative shareholder distributions exceed cumulative total pension contributions over the three-year period to 31 December 2011, then BT will make additional matching contributions to the scheme.

•	in the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any 12-month period to 31 December 2011 then BT will make additional contributions to the scheme equal to one third of those net cash proceeds.

•	a negative pledge that provides comfort to the scheme that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold.
Since the valuation date the scheme’s assets have increased by £5.8bn and the Trustee’s initial estimate is that if the funding valuation was performed using the same methodology at 31 December 2010 the deficit would have been around £3.2bn on this prudent valuation basis, after allowing for the £0.5bn deficit payment made in March 2011.
The Pensions Regulator’s review of the 2008 BTPS funding valuation and recovery plan is now on hold and not expected to recommence until the outcome of the final Court decision, including any potential appeals, is known on the Crown Guarantee. We do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.
Payments made to the BTPS

	2011	2010
Year ended 31 March	£m	£m

Ordinary contributions	266	384
Deficit contributions	1,030	525

Total contributions in the year	1,296	909

The group expects to contribute approximately £135m to the BTPS in 2012, being ordinary contributions only, as the deficit payment due in December 2011 was paid early in March 2011. The expected payments are reduced by £110m to recover overpayments of ordinary contributions paid in 2010 before the reduced rate of regular contributions was announced in February 2010.
Other protection of BTPS member benefits
If the group were to become insolvent there are additional protections available to members:
•	the Crown Guarantee which was granted when the group was privatised in 1984 and applies upon the winding up of the group. The scope and extent of the Crown Guarantee is being clarified by the Trustee through the courts. The decision of the High Court issued in October 2010 was that the Crown Guarantee is not limited to those who were members of the scheme at the date of privatisation and that members who joined after privatisation are also capable of being covered. The Court confirmed that any payments to be made by the Government must be measured on an annuity basis. It was decided that the Crown Guarantee does not cover the benefits of members accrued while in service with companies that participate in the BTPS other than BT if the member concerned had not previously been employed by BT. The judgment was the first stage in the case and leaves further issues to be considered at future hearings and/or appeals. Until these issues are finally resolved it is not possible to say with complete precision what the scope of the Crown Guarantee is.

•	the Pension Protection Fund (PPF) may take over the scheme and pay benefits to members not covered by the Crown Guarantee. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 135

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Deferred taxation

		Retirement
	Excess capital	benefit	Share-based
	allowances	obligations [a]	payments	Other	Total
	£m	£m	£m	£m	£m

At 1 April 2009	1,811	(1,103)	(7)	(76)	625
(Credit) expense recognised in the income statement	(115)	118	(15)	2	(10)
(Credit) recognised in other comprehensive income	–	(1,211)	–	(143)	(1,354)
(Credit) expense recognised in equity	–	–	(19)	–	(19)
Transfer from current tax	–	–	–	18	18

At 31 March 2010	1,696	(2,196)	(41)	(199)	(740)

Deferred tax asset	–	(2,196)	–	–	(2,196)
Deferred tax liability	1,696	–	(41)	(199)	1,456

At 1 April 2010	1,696	(2,196)	(41)	(199)	(740)

(Credit) expense recognised in the income statement	(315)	201	(17)	111	(20)
Expense recognised in other comprehensive income	–	1,534	–	12	1,546
(Credit) recognised in equity	–	–	(91)	–	(91)
Transfer from current tax	56	–	–	–	56

At 31 March 2011	1,437	(461)	(149)	(76)	751

Deferred tax asset	–	(461)	–	–	(461)
Deferred tax liability	1,437	–	(149)	(76)	1,212

At 31 March 2011	1,437	(461)	(149)	(76)	751

[a] Includes a deferred tax asset of £1m (2010: £3m) arising on contributions payable to defined contribution schemes.
At 31 March 2011, all of the deferred tax asset of £461m (2010: £2,196m) is expected to be recovered after more than one year. At 31 March 2011, all of the deferred tax liability of £1,212m (2010: £1,456m) is expected to be settled after more than one year.
The rate of UK corporation tax changed from 28% to 26% on 1 April 2011. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2011 have been calculated using a rate of 26%. The impact of the change of rate decreased deferred tax assets by £35m and deferred tax liabilities by £91m totalling a reduction in net liabilities of £56m. This reduction has been recognised as a deferred tax credit of £172m in the income statement (note 10) and a deferred tax expense of £116m in other comprehensive income.
The UK Government has also indicated that it intends to enact future reductions in the main rate of UK corporation tax to 23% by 1 April 2014. The future annual corporation tax reductions of 1% are expected to affect the group’s financial statements. The actual impact will depend on the group’s deferred tax position at that time.
At 31 March 2011 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £23.5bn (2010: £29.5bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2011	Expiry of
At 31 March	£m	losses

Restricted losses:
Americas	254	2012-31
Europe	1,492	2012-26
Asia	14	2012-16

Total restricted losses	1,760

Unrestricted losses:
Operating losses	3,440	No expiry
Capital losses	17,771	No expiry

Total unrestricted losses	21,211

Other temporary differences	536

Total	23,507

At 31 March 2011, the undistributed earnings of overseas subsidiaries was £5.3bn (2010: £5.5bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. Provisions

	BT Global
	Services restructuring [a]	Property [b]	Other [c]	Total
	£m	£m	£m	£m

At 1 April 2009	303	172	245	720
Income statement expense[d]	10	131	204	345
Unwind of discount	–	4	–	4
Utilised or released	(139)	(35)	(98)	(272)
Transfers	16	–	31	47
Exchange differences	(3)	–	–	(3)

At 1 April 2010	187	272	382	841
Income statement expense[d]	76	131	190	397
Unwind of discount	–	3	–	3
Utilised or released	(103)	(88)	(76)	(267)
Transfers	–	–	(15)	(15)
Exchange differences	(1)	–	(2)	(3)

At 31 March 2011	159	318	479	956

	2011	2010
At 31 March	£m	£m

Analysed as:
Current	149	134
Non-current	807	707

	956	841

[a] Amounts provided in relation to the BT Global Services restructuring programme and the contract and financial reviews in 2009. These are being utilised as the obligations are settled.

[b]   Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 21 years. Financial liabilities comprise £280m (2010: £255m) of this balance.

[c] Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risk, which will be utilised as the obligations are settled.

[d] Includes specific items of £88m (2010: £121m) for property rationalisation costs and £24m (2010: £10m) relating to the BT Global Services restructuring programme.
26. Non-controlling interests

	2011	2010
	£m	£m

At 1 April	24	27
Share of profits	2	1
Disposals	–	(4)

At 31 March	26	24

27. Share capital

	Number	Share capital	[a]	Share premium	[b]
	of shares	£m		£m

At 1 April 2010 and 31 March 2011	8,151,227,029	408		62

[a] The allotted, called up and fully paid ordinary share capital of the company at 31 March 2011 and 31 March 2010 was £408m, representing 8,151,227,029 ordinary shares of 5p each.

[b] The share premium account, representing the premium on allotment of shares, is not available for distribution.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 137

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Other reserves

				Other comprehensive income
	Treasury	Merger		Cash flow	Available-for-		Translation	Total other
	shares [a]	reserve	[b]	reserve [c]	sale reserve	[d]	reserve [e]	reserves
	£m	£m		£m	£m		£m	£m

At 1 April 2008	(1,843)	998		157	–		161	(527)
Exchange differences	–	–		–	–		683	683
Net fair value gain on cash flow hedges	–	–		2,719	–		–	2,719
Recognised in income and expense	–	–		(2,144)	–		–	(2,144)
Reclassified and reported in non-current assets	–	–		(5)	–		–	(5)
Fair value movements on available-for-sale assets	–	–		–	5		–	5
Tax recognised in other comprehensive income	–	–		(164)	–		–	(164)
Net purchase of treasury shares	(63)	–		–	–		–	(63)
Cancellation of treasury shares	797	–		–	–		–	797

At 1 April 2009	(1,109)	998		563	5		844	1,301
Exchange differences	–	–		–	–		(119)	(119)
Net fair value loss on cash flow hedges	–	–		(1,067)	–		–	(1,067)
Recognised in income and expense	–	–		496	–		–	496
Reclassified and reported in non-current assets	–	–		(4)	–		–	(4)
Fair value movements on available-for-sale assets	–	–		–	7		–	7
Tax recognised in other comprehensive income	–	–		159	–		(20)	139
Net issue of treasury shares	4	–		–	–		–	4

At 1 April 2010	(1,105)	998		147	12		705	757
Exchange differences	–	–		–	–		(140)	(140)
Net fair value loss on cash flow hedges	–	–		(347)	–		–	(347)
Recognised in income and expense	–	–		333	–		–	333
Fair value movements on available-for-sale assets	–	–		–	15		–	15
Tax recognised in other comprehensive income	–	–		(5)	–		18	13
Net issue of treasury shares	27	–		–	–		–	27

At 31 March 2011	(1,078)	998		128	27		583	658

[a]  The treasury shares reserve is used to hold BT Group plc shares purchased by the group. During 2011 the company purchased nil (2010: nil, 2009: 142,608,225) of its own shares of 5p each, representing nil% (2010: nil%, 2009: 2%) of the called-up share capital, for consideration (including transaction costs) of £nil (2010: £nil, 2009: £189m). In addition, 12,335,580 shares (2010: 8,320,766 , 2009: 90,626,518) were issued from treasury to satisfy obligations under employee share schemes and executive share awards at a cost of £27m (2010: £4m, 2009: £126m), and nil treasury shares (2010 nil, 2009: 250,000,000) were cancelled at a cost of £nil (2010: £nil, 2009: £797m). At 31 March 2011, 388,570,539 shares (2010: 400,906,119, 2009: 409,226,885) with an aggregate nominal value of £19m (2010: £20m, 2009: £20m) were held as treasury shares at cost.

[b]  The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc.

[c]  The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

[d]  The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.

[e]  The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
Financial instruments by category
The accounting classification of each class of the group’s financial assets and liabilities is set out in the tables below.

			Fair value
			through	Derivatives
Financial assets		Loans and	profit and	used for	Available-
		receivables	loss	hedging	for-sale	Total
At 31 March 2011	Notes	£m	£m	£m	£m	£m

Investments	15	7	11	–	62	80
Derivative financial instruments	21	–	103	630	–	733
Trade and other receivables[a]	19	2,558	–	–	–	2,558
Cash and cash equivalents	16	351	–	–	–	351

Total financial assets		2,916	114	630	62	3,722

			Fair value
			through	Derivatives
		Loans and	profit and	used for	Available-
		receivables	loss	hedging	for-sale	Total
At 31 March 2010	Notes	£m	£m	£m	£m	£m

Investments	15	180	–	–	290	470
Derivative financial instruments	21	–	106	1,594	–	1,700
Trade and other receivables[a]	19	2,947	–	–	–	2,947
Cash and cash equivalents	16	1,452	–	–	–	1,452

Total financial assets		4,579	106	1,594	290	6,569

		Fair value
		through	Derivatives
Financial liabilities		profit and	used for	Amortised
		loss	hedging	cost	Total
At 31 March 2011	Notes	£m	£m	£m	£m

Loans and other borrowings	20	–	–	9,856	9,856
Derivative financial instruments	21	267	302	–	569
Trade and other payables[b]	22	–	–	4,285	4,285
Provisions[c]	25	–	–	280	280

Total financial liabilities		267	302	14,421	14,990

		Fair value
		through	Derivatives
		profit and	used for	Amortised
		loss	hedging	cost	Total
At 31 March 2010	Notes	£m	£m	£m	£m

Loans and other borrowings	20	–	–	12,791	12,791
Derivative financial instruments	21	298	401	–	699
Trade and other payables[b]	22	–	–	4,672	4,672
Provisions[c]	25	–	–	255	255

Total financial liabilities		298	401	17,718	18,417

[a] Excludes prepayments of £570m (2010: £549m), other receivables £204m (2010: £200m) and other non-current assets of £286m (2010: £336m).

[b] Excludes other taxation and social security of £485m (2010: £516m), deferred income £1,344m (2010: £1,343m) and other non-current payables of £831m (2010: £804m).

[c] Excludes provisions of £676m (2010: £586m).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 139

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Financial risk management
The group’s activities exposes it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.
Funding and exposure management
The group finances its operations primarily by a mixture of issued share capital, retained profits and long-term and short-term borrowing. The group borrows in the major long-term bond markets in major currencies and typically, but not exclusively, these markets provide the most cost effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts. The group also uses forward currency contracts to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
Treasury operations
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from transactions with financial institutions. The treasury operation also manages the group’s market exposures, including risks from volatility in currency and interest rates. The treasury operation acts as a central bank to group entities providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The treasury operation is not a profit centre and its objective is to manage financial risk at optimum cost.
Treasury policy
The Board sets the policy for the group’s treasury operation. Group treasury activities are subject to a set of controls commensurate with the magnitude of the borrowing, investments and group-wide exposures. The Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director.
The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
There has been no change in the nature of the group’s risk profile between 31 March 2011 and the date of approval of these financial statements.
Interest rate risk management
Management policy
The group has interest bearing financial assets and liabilities which may expose the group to either cash flow or fair value volatility. The group’s policy, as prescribed by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval from the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority from the Board.
Hedging strategy
In order to manage the group’s interest rate mix profile, the group has entered into cross currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments. Outstanding cross currency and interest rate swaps at 31 March 2011 are detailed in the Hedging activities and Other derivatives section below.
The group’s fixed to floating interest rate profile, after hedging, on gross borrowings was:

	2011			2010
	Fixed rate	Floating rate		Fixed rate	Floating rate
	interest	interest	Total	interest	interest	Total
At 31 March	£m	£m	£m	£m	£m	£m

Total borrowings[a]	7,972	1,215	9,187	10,110	1,029	11,139

Ratio of fixed to floating	87%	13%	100%	91%	9%	100%

[a] See note 20.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Sensitivities
Interest rates
The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis.
After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives, that are not in hedging relationships and on variable rate borrowing, investments and cash equivalents which are largely influenced by Sterling interest rates. With all other factors remaining constant and based on the composition of net debt at 31 March 2011, a 100 basis point increase in Sterling interest rates would increase the group’s annual net finance expense by approximately £2m.
The group’s main exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US Dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase in interest rates in each of the currencies would impact equity, before tax, as detailed below:

	2011	2010
	£m	£m
	Reduce	Reduce
At 31 March	(Increase)	(Increase)

Sterling interest rates	426	496
US Dollar interest rates	(355)	(392)
Euro interest rates	(94)	(134)

A 100 basis points decrease in interest rates would have broadly the same impact in the opposite direction.
Credit ratings
The group’s 2030 and 2016 bonds contain a covenant such that if the group’s credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each agency. Based on the total debt outstanding of £2.4bn at 31 March 2011, the group’s finance expense would increase/decrease by approximately £12m a year if BT’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.
The group’s €600m 2014 bond attracts an additional 1.25 percentage points for a downgrade by one credit rating by either or both Moody’s and S&P below Baa3/BBB-, respectively. This would result in an additional finance expense of approximately £7m a year.
As at 31 March the group’s credit ratings were as detailed below:

	2011		2010
At 31 March	Rating	Outlook	Rating	Outlook

Rating agency
Standard & Poor’s	BBB-	Positive	BBB-	Stable
Moody’s	Baa2	Stable	Baa2	Negative

Foreign exchange risk management
Management policy
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates. The Board’s policy for foreign exchange risk management defines the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approach from the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 141

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Hedging strategy
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowing comprised:

	2011	2010
At 31 March	£m	£m

Euro	3,361	4,294
US Dollar	2,966	5,065
Other	17	7

	6,344	9,366

These borrowings are used to finance the group’s operations and have been predominantly swapped into Sterling using cross currency swaps. The currency profile of these borrowings after the impact of hedging is disclosed in note 20.
The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non UK subsidiary investments and on residual currency trading flows.
Sensitivities
After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening/weakening in Sterling against other currencies would result in a credit/charge respectively of approximately £5m (2010: approximately £26m).
The group’s main exposure to foreign exchange volatility within shareholders’ equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity were insignificant in both 2011 and 2010.
Outstanding cross currency swaps at 31 March 2011 are detailed in the Hedging activities and Other derivatives sections below.
Credit risk management
Treasury management policy
The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments.
The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the Board. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivative Association (ISDA) documentation. The group also seeks collateral or other security where it is considered necessary. The treasury operation regularly reviews the credit limits applied when investing with counterparties in response to market conditions and continues to monitor their credit quality and actively manages any exposures which arise.
Exposures
The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

		2011	2010
At 31 March	Notes	£m	£m

Derivative financial assets	21	733	1,700
Investments	15	80	470
Trade and other receivables[a]	19	2,558	2,947
Cash and cash equivalents	16	351	1,452

		3,722	6,569

[a] The carrying amount excludes £286m (2010: £336m) of non-current trade and other receivables which relate to non financial assets, and £774m (2010: £749m) of prepayments and other receivables.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

	Moody’s/S&P credit rating of counterparty
At 31 March 2011	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	A3/A-	Total

Cash equivalents	–	18	159	32	1	–	210
Current asset investments	–	–	–	7	12	–	19
Derivative financial assets	–	52	115	378	188	–	733

	–	70	274	417	201	–	962

	Moody’s/S&P credit rating of counterparty
At 31 March 2010	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	A3/A-	Total

Cash equivalents	100	609	202	341	3	–	1,255
Current asset investments	258	–	35	105	8	–	406
Derivative financial assets	–	89	480	708	318	105	1,700

	358	698	717	1,154	329	105	3,361

The concentration of credit risk for trading balances of the group is provided in note 19, which analyses outstanding balances by line of business and reflects the nature of customers in each line of business.
The derivative financial assets were held with 14 counterparties at 31 March 2011 (2010: 18 counterparties). After applying the legal right of set-off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £549m (2010: £1,303m) of which 94% (2010: 85%) was with six counterparties (2010: six).
The group has credit support agreements with certain swap counterparties whereby on a weekly basis the fair value position on nominal £800m of long dated cross currency swaps and interest rate swaps is collateralised. As at 31 March 2011, the group had paid cash collateral of £14m (2010: £nil) in respect of fair value losses and had received cash collateral of £104m (2010: £nil) in respect of fair value gains. The collateral paid and received is recognised within cash and cash equivalents, and loans and other borrowings, respectively.
The majority of the group’s derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2011, a 100 basis point shift in yield curves across each of the ratings categories within which these derivative financial assets are classified would change their carrying values and impact equity, before tax, as follows:

	Impact of 100	Impact of 100
	basis point	basis point
	increase	decrease
At 31 March 2011	£m	£m

Moody’s/S&P credit rating
Aa2/AA	(4)	5
Aa3/AA–	(15)	20
A1/A+	(75)	88
A2/A	(101)	120

	(195)	233

Operational management policy
The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection, when appropriate, taking into consideration the group’s exposure to the customer, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading related financial assets.
Capital risk management
The objective of the group’s capital management policy is to reduce net debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, the group may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2011 and 2010.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 143

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
The group’s capital structure consists of net debt and shareholders’ equity. The following analysis summarises the components which the group manages as capital:

	2011	2010
At 31 March	£m	£m

Net debt	8,816	9,283
Total parent shareholders’ equity (deficit)[a]	1,925	(2,650)

	10,741	6,633

[a] See page 104.
Net debt
Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

	2011	2010
At 31 March	£m	£m

Loans and other borrowings	9,856	12,791
Less:
Cash and cash equivalents	(351)	(1,452)
Current asset investments	(19)	(406)

	9,486	10,933

Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	(408)	(1,326)
To remove fair value adjustments and accrued interest applied to reflect the effective interest method	(262)	(324)

Net debt	8,816	9,283

Liquidity risk management
Management policy
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the Board.
During 2011 and 2010 the group issued commercial paper and held cash, cash equivalents and current investments in order to manage short-term liquidity requirements. In March 2011 the group signed a committed borrowing facility of £1.5bn, available for the period to March 2016. The committed facility replaces the £1.5bn January 2013 and £650m May 2012 facilities.
Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. In December 2010 the group’s US Dollar 9.375% bond matured with a principal of $2.88bn (£1.74bn at swapped rates) and in February 2011 a Euro 7.87% bond matured with a principal of €1.12bn (£0.76bn at swapped rates). Both bond maturities were financed through existing cash equivalents and investments which had been built up in anticipation of these maturities. The maturity profile of the group’s term debt at 31 March 2011 is disclosed in note 20. The group has no term debt maturities until the 2013 financial year.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Maturity analysis
The group’s remaining contractually agreed cash flows, including interest, associated with non-derivative and derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value, is as follows:

		Due	Due	Due	Due
	Due	between	between	between	between	Due
	within	1 and 2	2 and 3	3 and 4	4 and 5	after 5
	1 year	years	years	years	years	years	Total
At 31 March 2011 – Outflow (inflow)[a]	£m	£m	£m	£m	£m	£m	£m

Non-derivative financial liabilities
Loans and other borrowings	221	1,747	10	1,209	901	5,507	9,595
Interest payments on loans
and other borrowings	639	639	548	548	482	4,358	7,214
Trade and other payables	4,285	–	–	–	–	–	4,285
Provisions	57	38	38	18	16	223	390
Derivative financial liabilities
(analysed by earliest payment date)[b]
Net settled	132	553	234	276	63	(120)	1,138
Gross settled – outflow	919	411	4	4	103	–	1,441
Gross settled – inflow	(882)	(397)	(4)	(4)	(101)	–	(1,388)

	5,371	2,991	830	2,051	1,464	9,968	22,675

Derivative financial liabilities
(analysed based on holding instrument to maturity)
Net settled	62	62	62	62	62	828	1,138
Gross settled – outflow	397	427	20	20	20	557	1,441
Gross settled – inflow	(388)	(413)	(20)	(20)	(20)	(527)	(1,388)

	71	76	62	62	62	858	1,191

		Due	Due	Due	Due
	Due	between	between	between	between	Due
	within	1 and 2	2 and 3	3 and 4	4 and 5	after 5
	1 year	years	years	years	years	years	Total
At 31 March 2010 – Outflow (inflow)[a]	£m	£m	£m	£m	£m	£m	£m

Non-derivative financial liabilities
Loans and other borrowings	2,937	18	1,763	11	1,213	6,523	12,465
Interest payments on loans
and other borrowings	833	581	581	484	484	4,016	6,979
Trade and other payables	4,672	–	–	–	–	–	4,672
Provisions	61	37	30	26	45	143	342
Derivative financial liabilities
(analysed by earliest payment date)[b]
Net settled	450	78	185	65	(215)	745	1,308
Gross settled – outflow	1,081	–	–	–	–	–	1,081
Gross settled – inflow	(1,074)	–	–	–	–	–	(1,074)

	8,960	714	2,559	586	1,527	11,427	25,773

Derivative financial liabilities
(analysed based on holding
instrument to maturity)
Net settled	193	92	93	92	93	745	1,308
Gross settled – outflow	424	20	20	20	20	577	1,081
Gross settled – inflow	(413)	(21)	(21)	(21)	(21)	(577)	(1,074)

	204	91	92	91	92	745	1,315

[a]	Foreign currency related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

[b]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
Price risk
The group has limited exposure to price risk.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 145

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Hedging activities
Our hedging policies use derivative financial instruments to manage financial risk. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.
Fair value hedges
Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the hedged item in relation to the risk being hedged are recognised in the income statement. If the hedge relationship no longer meets the criteria for hedge accounting, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to the income statement as a yield adjustment over the remainder of the life of the hedged item.
Cash flow hedges
Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates and/or are in a foreign currency. Interest rate and cross-currency swaps are transacted, and where they qualify, designated as cash flow hedges, to manage this exposure. Fair value changes on derivatives designated as cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged asset or liability.
Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges. On recognition of the underlying transaction in the financial statements, the associated hedge gains and losses, deferred in equity, are transferred and included with the recognition of the underlying transaction.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement or on the balance sheet. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
The group had outstanding hedging arrangements as at 31 March 2011 as follows:

			Derivative fair value[b]
			Notional			Remaining term	Weighted average	Period over
			principal	Asset	Liability	of hedging	interest rate on	which forecast
Hedged item	Hedging instruments	Hedge type	£m	£m	£m	instruments	hedging instruments	transaction arises

Euro and US Dollar	Interest rate swaps	Cash flow	1,014	–	265	20 years	Sterling receivable at 1.0%
denominated borrowings[a]							Sterling payable at 6.0%
	Cross currency swaps	Cash flow	5,451	622	29	2 to 20 years	Euro receivable at 6.1%
							US Dollar receivable at 6.9%
							Sterling payable at 3.2%
Sterling denominated	Interest rate swaps	Fair value	500	4	2	18 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.6%
Euro and US Dollar step up	Forward currency contracts	Cash flow	245	1	4	3 months		20 years
interest on currency
denominated borrowings[a]
Euro and US Dollar	Forward currency contracts	Cash flow	70	1	–	1 to 6 months
commercial paper[a]						rolling basis
Currency exposures on	Forward currency contracts	Cash flow	3	–	–	1 month		12 months
overseas purchases principally						rolling basis
US Dollar and Asia Pacific
currencies
Purchase of US Dollar	Forward currency contracts	Cash flow	213	2	2	1 to 6 months
denominated retail devices

Total				630	302

[a] See note 20.

[b] See note 21.

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
The group had outstanding hedging arrangements as at 31 March 2010 as follows:

			Derivative fair value[b]
			Notional			Remaining term	Weighted average	Period over
			principal	Asset	Liability	of hedging	interest rate on	which forecast
Hedged item	Hedging instruments	Hedge type	£m	£m	£m	instruments	hedging instruments	transaction arises

Euro and US Dollar	Interest rate swaps	Cash flow	2,913	–	361	9 months to 21 years	Sterling receivable at 0.8%
denominated borrowings[a]							Sterling payable at 5.9%
	Cross currency swaps	Cash flow	7,612	1,571	30	9 months to 21 years	Euro receivable at 6.1%
							US Dollar receivable at 7.6%
							Sterling payable at 6.3%
Sterling denominated	Interest rate swaps	Fair value	500	–	6	19 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.2%
Euro and US Dollar step up	Forward currency contracts	Cash flow	247	16	–	3 to 9 months		21 years
interest on currency						rolling basis
denominated borrowings[a]
Currency exposures on	Forward currency contracts	Cash flow	161	–	4	1 month		12 months
overseas purchases principally						rolling basis
US Dollar and Asia Pacific
currencies
Purchase of US Dollar	Forward currency contracts	Cash flow	180	7	–	1 to 9 months
denominated retail devices

Total				1,594	401

[a] See note 20.

[b] See note 21.
Other derivatives
Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.
At 31 March 2011 the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts became ineffective on first time adoption of IFRS. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements.
The table below summarises these derivatives at 31 March 2011 and 2010:

	Notional	Derivative fair value[a]		Remaining	Weighted
	principal	Asset	Liability	term of	average
At 31 March 2011	£m	£m	£m	derivatives	%

Foreign currency forward contracts	464	4	–	2 months
Interest rate swaps	1,887	99	267	3 to 20 years	Sterling receivable at 4.3%
					Sterling payable at 5.9%

Total		103	267

	Notional	Derivative fair value[a]		Remaining	Weighted
	principal	Asset	Liability	term of	average
At 31 March 2010	£m	£m	£m	derivatives	%

Foreign currency forward contracts	189	–	2	1 month
Interest rate swaps	1,887	106	295	4 to 21 years	Sterling receivable at 4.2%
					Sterling payable at 5.8%
Cross currency swaps	12	–	1	9 months	US Dollar receivable at 8.1%
					Sterling payable at 8.7%

Total		106	298

[a] See note 21.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 147

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued
Fair value of financial instruments
The table below discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to their fair value on the balance sheet at 31 March 2011 and 2010. The carrying amounts are included in the group balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value
	2011	2010	2011	2010
At 31 March	£m	£m	£m	£m

Financial liabilities
Listed bonds	9,028	12,157	10,274	13,304
Finance leases	294	304	339	343
Other loans and borrowings	534	330	562	354

The table below shows certain financial assets and financial liabilities that have been measured at fair value, analysed by the level of valuation method. The three levels of valuation methodology used are:
•	Level 1 – uses quoted prices in active markets for identical assets or liabilities

•	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

•	Level 3 – uses inputs for the asset or liability that are not based on observable market data such as internal models or other valuation methods.

		Level 1	Level 2	Level 3	Total
At 31 March 2011	Notes	£m	£m	£m	£m

Financial assets at fair value
Non-current and current derivative financial assets
Derivatives designated as accounting hedges		–	630	–	630
Other derivatives		–	103	–	103

Total current and non-current derivative financial assets	21	–	733	–	733

Available-for-sale financial assets
Non-current and current investments
Liquid investments		–	1	–	1
Other investments		34	–	27	61
Fair value through profit and loss		11	–	–	11

Total non-current and current investments	15	45	1	27	73

Total financial assets at fair value		45	734	27	806

Financial liabilities at fair value
Current and non-current derivative financial liabilities
Derivatives designated as accounting hedges		–	302	–	302
Other derivatives		–	267	–	267

Total current and non-current financial liabilities	21	–	569	–	569

Total financial liabilities at fair value		–	569	–	569

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments and risk management continued

		Level 1	Level 2	Level 3	Total
At 31 March 2010	Notes	£m	£m	£m	£m

Financial assets at fair value
Non-current and current derivative financial assets
Derivatives designated as accounting hedges		–	1,594	–	1,594
Other derivatives		–	106	–	106

Total current and non-current derivative financial assets	21	–	1,700	–	1,700

Available-for-sale financial assets
Non-current and current investments
Liquid investments		–	258	–	258
Other investments		20	–	12	32
Fair value through profit and loss		–	–	–	–

Total non-current and current investments	15	20	258	12	290

Total financial assets at fair value		20	1,958	12	1,990

Financial liabilities at fair value
Current and non-current derivative financial liabilities
Derivatives designated as accounting hedges		–	401	–	401
Other derivatives		–	298	–	298

Total current and non-current financial liabilities	21	–	699	–	699

Total financial liabilities at fair value		–	699	–	699

Movements in financial instruments measured using Level 3 valuation methods are presented below:

Other investments
£m

At 1 April 2009	11
Additions	3
Disposals	(2)

At 1 April 2010	12
Additions	20
Disposals	(5)

At 31 March 2011	27

There were no losses recognised in the income statement in respect of Level 3 assets held at 31 March 2011.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 149

FINANCIAL STATEMENTS     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was as follows:

	2011	2010
	£m	£m

Property, plant and equipment	467	368
Computer software	–	15

Total	467	383

Future minimum operating lease payments for the group were as follows:

	2011	2010
	£m	£m

Payable in the year ending 31 March:
2011	–	494
2012	464	460
2013	440	431
2014	413	400
2015	383	375
2016	373	367
Thereafter	5,119	5,160

Total future minimum operating lease payments	7,192	7,687

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 21 years (2010: 22 years) and rentals are fixed for an average of 21 years (2010: 22 years).
At 31 March 2011, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited prior to its demerger with O2 on 19 November 2001. mmO2 plc has given BT a counter indemnity for these guarantees. The maximum exposure was US$128m as at 31 March 2011 (2010: US$132m), approximately £80m (2010: £87m), although this could increase by a further US$268m (2010: US$304m), approximately £167m (2010: £200m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
We do not believe that there is any single court action that would have a material adverse effect on the financial position or operations of the group. During 2011 the aggregate volume and value of legal actions to which the group is party has remained broadly the same as at the end of 2010, during which the levels had increased significantly.
The European Commission formally investigated the way the UK Government sets the rates payable on BT’s infrastructure and those paid by KCOM, and whether or not the UK Government complied with EU rules on state aid. The Commission’s decision in October 2006 that no state aid had been granted was appealed. In January 2011, the appeal was rejected as inadmissible.

FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT AUDITORS
PARENT COMPANY FINANCIAL STATEMENTS

Independent Auditors’ Report to the members of BT Group plc (the ‘company’)
We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2011 which comprise the BT Group plc company balance sheet, the BT Group plc company reconciliation of movement in equity shareholders’ funds, the BT Group plc accounting policies and related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 88, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the BT Group plc Annual Report & Form 20-F for the year ended 31 March 2011 to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.
Opinion on financial statements
In our opinion the parent company financial statements:
•	give a true and fair view of the state of the company’s affairs as at 31 March 2011;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion:
•	the part of the Report on directors’ remuneration to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Report of the directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the Report on directors’ remuneration to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the consolidated financial statements of BT Group plc for the year ended 31 March 2011.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory
Auditors London, United Kingdom
11 May 2011

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 151

FINANCIAL STATEMENTS
FINANCIAL STATEMENTS OF BT GROUP PLC
BT Group plc accounting policies
(i) Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc. These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.
As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.
The BT Group plc consolidated financial statements for the year ended 31 March 2011 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.
The BT Group plc consolidated financial statements for the year ended 31 March 2011 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.
The BT Group plc consolidated financial statements for the year ended 31 March 2011 contain financial instrument disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted from the disclosure requirements of FRS 29 in respect of its financial instruments.
(ii) Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.
(iii) Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.
(iv) Dividends
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.
(v) Share capital
Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as treasury shares and presented as a deduction from shareholders’ equity at cost.
(vi) Cash
Cash includes cash in hand and bank deposits repayable on demand.
(vii) Share-based payments
The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.
Other information
(i) Dividends
The Board recommends that a final dividend in respect of the year ended 31 March 2011 of 5.0p will be paid to shareholders on 5 September 2011, taking the full year proposed dividend in respect of the 2011 financial year to 7.4p (2010: 6.9p). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £388m (2010: £356m) has not been included in these financial statements.
(ii) Employees
The executive directors and the Chairman of BT Group plc were the only employees of the company during 2011. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.
(iii) Audit fees
The audit fee in respect of the parent company was £41,000 (2010: £41,000). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the company are not required to be disclosed as they are included within note 7 to the consolidated financial statements of BT Group plc.

FINANCIAL STATEMENTS     FINANCIAL STATEMENTS OF BT GROUP PLC

BT Group plc company balance sheet

	2011	2010
At 31 March	£m	£m

Fixed assets
Investments in subsidiary undertakings[a]	10,417	10,349

Total fixed assets	10,417	10,349

Current assets
Cash at bank and in hand	–	11

Total current assets	–	11

Creditors: amounts falling due within one year[b]	722	186

Net current liabilities	(722)	(175)

Total assets less current liabilities	9,695	10,174

Capital and reserves
Called up share capital	408	408
Share premium account	62	62
Capital redemption reserve	27	27
Treasury shares reserve	(1,078)	(1,105)
Profit and loss account	10,276	10,782

Total equity shareholders’ funds[c]	9,695	10,174

[a]	Throughout 2011 and 2010, the company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales. The increase in investments in subsidiary undertakings relates to additional capital contributions in respect of share-based payments of £68m in 2011 (2010: £71m).

[b]	Creditors consists of amounts owed to subsidiary undertakings of £703m (2010: £166m) and other creditors of £19m (2010: £20m).

[c]	The movements in total equity shareholders’ funds shown on page 154.
The financial statements of the company on pages 152 to 155 were approved by the Board of the directors on 11 May 2011 and were signed on its behalf by
Sir Michael Rake
Chairman
Ian Livingston
Chief Executive
Tony Chanmugam
Group Finance Director

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 153

FINANCIAL STATEMENTS     FINANCIAL STATEMENTS OF BT GROUP PLC

BT Group plc company reconciliation of movement in equity shareholders’ funds

				Capital		Profit
	Share		Share premium	redemption	Treasury	and loss
	capital	[a]	account	reserve	reserve [b]	account [b,c]	Total
	£m		£m	£m	£m	£m	£m

At 1 April 2009	408		62	27	(1,109)	10,980	10,368
Loss for the financial year	–		–	–	–	(6)	(6)
Dividends paid	–		–	–	–	(263)	(263)
Capital contribution in respect of share-based payment	–		–	–	–	71	71
Net issue of treasury shares	–		–	–	4	–	4

At 1 April 2010	408		62	27	(1,105)	10,782	10,174
Loss for the financial year	–		–	–	–	(12)	(12)
Dividends paid	–		–	–	–	(543)	(543)
Capital contribution in respect of share-based payment	–		–	–	–	68	68
Net issue of treasury shares	–		–	–	27	(19)	8

At 31 March 2011	408		62	27	(1,078)	10,276	9,695

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2011 and 2010 was £408m, representing 8,151,227,029 ordinary shares of 5p each.

[b]	In 2011 12,335,580 shares (2010: 8,320,766) were issued from treasury to satisfy obligations under employee share schemes and executive share awards at a cost of £27m (2010: £4m). At 31 March 2011 388,570,539 shares (2010: 400,906,119) with an aggregate nominal value of £19m (2010: £20m) were held as treasury shares at cost.

[c]	The loss for the financial year, dealt with in the profit and loss account of the company after taking into account dividends received from subsidiary undertakings, was £12m (2010: loss of £6m). As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented.

FINANCIAL STATEMENTS

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE
The tables below give brief details of the group’s principala operating subsidiariesb and associate at 31 March 2011. All subsidiaries are unlisted and held through an intermediate holding company, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[c]	of operation	[d]

British Telecommunications plc	Communications related services and products provider	100% ordinary	UK

BT Americas Inc[d]	Communications related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited	Communications related services and products provider	100% ordinary 100% preference	Australia

BT Brasil Servicos de Telecomunicacoes Ltda[b]	Data communication services	100% common	Brazil

BT Business Direct Limited	Technology equipment retailer	100% ordinary	UK

BT Centre Nominee 2 Limited	Property holding company	100% ordinary	UK

BT Communications do Brasil Limitada[b]	Communications related services, technology consulting and products provider	100% common	Brazil

BT Communications Ireland Limited	Telecommunications service provider	100% ordinary	Republic of Ireland

BT Conferencing Inc	Audio, video and web collaboration services provider	100% common	US

BT Conferencing Video Inc	Audio, video and web collaboration services provider	100% common	US

BT Convergent Solutions Limited	Communications related services and products provider	100% ordinary	UK

BT Engage IT Limited	IT solutions provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SA	Communications related services and products provider	100% ordinary	Spain

BT Fleet Limited	Fleet management company	100% ordinary	UK

BT France SA	Communications related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte Ltd	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co. oHG	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited	Communications related services	100% ordinary	India

BT Global Services Limited	International telecommunications network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited	Communications related services and products provider	100% ordinary 100% preference	Hong Kong

BT INS Inc	Information telecommunications consulting and software solutions provider	100% common	US

BT LatAm Brasil Ltda[b]	Data communication services	100% common	Brazil

BT Italia SpA	Communications related services and products provider	98.6% ordinary	Italy

BT Limited	International telecommunications network systems provider	100% ordinary	International

BT Managed Services Limited	Communications related services and products provider	100% ordinary	UK

BT Nederland NV	Communications related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider	100% ordinary	UK

BT Services SA	Technology consulting and engineering services	100% ordinary	France

BT Singapore Pte Ltd	Communications related services and products provider	100% ordinary	Singapore

BT Switzerland AG	Communications related services and products provider	100% ordinary	Switzerland

BT US Investments Limited[b]	Investment holding company	100% ordinary	Jersey

Business Integration S.L.	Technology consulting and engineering services	100% ordinary	Spain

Communications Global Network Services Limited[d]	Communications related services and products provider	100% ordinary	International

Communications Networking Services (UK)	Communications related services and products provider	100% ordinary	UK

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation	Global managed network service provider	100% common	US

Infonet USA Corporation	Global managed network service provider	100% common	US

Plusnet plc	Broadband service provider	100% ordinary	UK

Radianz Americas Inc	Global managed network service provider	100% common	US
100% preference

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.

[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for BT US Investments Limited which has a reporting date of 31 October in order to meet its corporate objectives and entities domiciled in Brazil, due to regulatory requirements.

[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.

[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda, respectively.

Share capital
				Percentage		Country
Associate	Activity	Issued	[e]	owned	[f]	of operation	[g]

Tech Mahindra Limited	Global systems integrator and business
	transformation consultancy provider	125,955,481		23.5%		India

[e]	Issued share capital comprises ordinary or common shares unless otherwise stated.

[f]	Held through an intermediate holding company.

[g]	Incorporated in the country of operation.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 155

ADDITIONAL INFORMATION

157	QUARTERLY ANALYSIS OF REVENUE AND PROFIT

158	SELECTED FINANCIAL DATA

160	FINANCIAL STATISTICS

161	OPERATIONAL STATISTICS

162	INFORMATION FOR SHAREHOLDERS

174	CROSS REFERENCE TO FORM 20-F

177	GLOSSARY OF TERMS

180	INDEX

ADDITIONAL INFORMATION

QUARTERLY ANALYSIS OF REVENUE AND PROFIT

		1st	2nd	3rd	4th	Total
Year ended 31 March 2011	Quarters	£m	£m	£m	£m	£m

Revenue		5,006	4,977	5,038	5,055	20,076
Other operating income		88	81	103	101	373
Operating costs		(4,475)	(4,414)	(4,513)	(4,469)	(17,871)

Operating profit		619	644	628	687	2,578
Net finance expense		(248)	(243)	(227)	(206)	(924)
Share of post tax profits of associates and joint ventures		4	5	5	7	21
Profit on disposal of interest in associate		–	–	35	7	42

Profit before taxation		375	406	441	495	1,717
Taxation		(91)	(6)	(94)	(22)	(213)

Profit for the period		284	400	347	473	1,504

Basic earnings per share		3.7p	5.1p	4.5p	6.1p	19.4p
Diluted earnings per share		3.5p	4.9p	4.3p	5.8p	18.5p

Adjusted basic earnings per share[a]		4.4p	5.1p	5.4p	6.1p	21.0p

Profit before specific items and taxation		446	496	531	610	2,083

		1st	2nd	3rd	4th	Total
Year ended 31 March 2010	Quarters	£m	£m	£m	£m	£m

Revenue		5,235	5,070	5,198	5,356	20,859
Other operating income		79	93	80	128	380
Operating costs		(4,767)	(4,613)	(4,805)	(4,931)	(19,116)

Operating profit		547	550	473	553	2,123
Net finance expense		(283)	(284)	(292)	(299)	(1,158)
Share of post tax profits of associates and joint ventures		8	9	28	9	54
Loss on disposal of interest in associate		–	–	–	(12)	(12)

Profit before taxation		272	275	209	251	1,007
Taxation		(58)	153	(31)	(42)	22

Profit for the period		214	428	178	209	1,029

Basic earnings per share		2.8p	5.5p	2.3p	2.7p	13.3p
Diluted earnings per share		2.7p	5.4p	2.2p	2.6p	12.9p

Adjusted basic earnings per share[a]		3.8p	4.4p	4.1p	5.1p	17.3p

Profit before specific items and taxation		382	440	408	505	1,735

		1st	2nd	3rd	4th	Total
Year ended 31 March 2009	Quarters	£m	£m	£m	£m	£m

Revenue		5,177	5,303	5,437	5,473	21,390
Other operating income		90	107	71	71	339
Operating costs		(4,641)	(4,762)	(5,299)	(6,726)	(21,428)

Operating profit		626	648	209	(1,182)	301
Net finance expense		(130)	(159)	(180)	(151)	(620)
Share of post tax profits of associates and joint ventures		1	5	52	17	75

Profit (loss) before taxation		497	494	81	(1,316)	(244)
Taxation		(115)	(116)	(19)	303	53

Profit (loss) for the period		382	378	62	(1,013)	(191)

Basic earnings (loss) per share		4.9p	4.9p	0.8p	(13.1)p	(2.5)p
Diluted earnings (loss) per share		4.8p	4.9p	0.8p	(13.0)p	(2.5)p

Adjusted basic earnings per share[a]		4.4p	4.5p	2.7p	2.4p	14.1p

Profit before specific items and taxation		446	454	302	252	1,454

[a]	Adjusted results refer to the amounts before specific items as defined on page 91.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 157

ADDITIONAL INFORMATION
SELECTED FINANCIAL DATA

Summary group income statement

	2011	2010 [a]	2009 [a]	2008 [a]	2007 [a]
Year ended 31 March	£m	£m	£m	£m	£m

Revenue
Adjusted	20,076	20,911	21,431	20,704	20,223
Specific items	–	(52)	(41)	–	–

	20,076	20,859	21,390	20,704	20,223

Other operating income
Adjusted	373	378	352	359	236
Specific items	–	2	(13)	(10)	(3)

	373	380	339	349	233

Operating costs
Adjusted	(17,542)	(18,689)	(19,435)	(18,168)	(17,746)
Specific items	(329)	(427)	(1,993)	(529)	(169)

	(17,871)	(19,116)	(21,428)	(18,697)	(17,915)

Operating profit
Adjusted	2,907	2,600	2,348	2,895	2,713
Specific items	(329)	(477)	(2,047)	(539)	(172)

	2,578	2,123	301	2,356	2,541

Net finance expense
Adjusted	(845)	(890)	(933)	(798)	(653)
Specific items	(79)	(268)	313	420	559

	(924)	(1,158)	(620)	(378)	(94)

Share of post tax profits (losses) of associates and joint ventures
Adjusted	21	25	39	(11)	15
Specific items	–	29	36	–	–

	21	54	75	(11)	15
Profit (loss) on disposal of associates and joint ventures – specific items	42	(12)	–	9	22

Profit (loss) before taxation
Adjusted	2,083	1,735	1,454	2,086	2,075
Specific items	(366)	(728)	(1,698)	(110)	409

	1,717	1,007	(244)	1,976	2,484

Taxation (expense) credit
Adjusted	(452)	(398)	(361)	(455)	(485)
Specific items	239	420	414	217	853

	(213)	22	53	(238)	368

Profit for the year
Adjusted	1,631	1,337	1,093	1,631	1,590
Specific items	(127)	(308)	(1,284)	107	1,262

	1,504	1,029	(191)	1,738	2,852

Basic earnings (loss) per share
Adjusted	21.0p	17.3p	14.1p	20.2p	19.1p
Specific items	(1.6)p	(4.0)p	(16.6)p	1.3p	15.3p

Total basic earnings (loss) per share	19.4p	13.3p	(2.5)p	21.5p	34.4p

Average number of shares used in basic earnings per share (millions)	7,750	7,740	7,724	8,066	8,293
Average number of shares used in diluted earnings per share (millions)	8,116	7,988	7,771	8,223	8,479
Diluted earnings (loss) per share	18.5p	12.9p	(2.5)p	21.1p	33.6p
Dividends per share[b]	7.4p	6.9p	6.5p	15.8p	15.1p
Dividends per share, cents[b,c]	11.8c	10.5c	9.3c	31.4c	29.7c

[a]	During 2011 the group amended its definition of specific items. Comparatives have been re-presented to be on a consistent basis.

[b]	Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.

[c]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

ADDITIONAL INFORMATION     SELECTED FINANCIAL DATA

Summary group cash flow statement

	2011	2010	2009	2008	2007
Year ended 31 March	£m	£m	£m	£m	£m

Net cash inflow from operating activities	4,566	4,825	4,706	5,486	5,210
Net cash outflow from investing activities	(2,183)	(2,775)	(2,954)	(3,664)	(2,778)
Net cash used in financing activities	(3,499)	(1,714)	(1,865)	(1,430)	(2,898)
Effect of exchange rate changes on cash and cash equivalents	(3)	(7)	54	25	(35)

Net (decrease) increase in cash and cash equivalents	(1,119)	329	(59)	417	(501)
Cash and cash equivalents at the start of the year	1,444	1,115	1,174	757	1,258

Cash and cash equivalents at the end of the year	325	1,444	1,115	1,174	757

Summary group balance sheet

	2011	2010	2009	2008	2007
At 31 March	£m	£m	£m	£m	£m

Intangible assets	3,389	3,672	3,788	3,355	2,584
Property, plant and equipment	14,623	14,856	15,405	15,307	14,997
Retirement benefit asset	–	–	–	2,887	–
Other non-current assets	1,597	3,867	4,154	1,286	780

	19,609	22,395	23,347	22,835	18,361
Current assets less current liabilities	(3,100)	(4,135)	(3,141)	(2,978)	(3,746)

Total assets less current liabilities	16,509	18,260	20,206	19,857	14,615
Non-current loans and other borrowings	(9,371)	(9,522)	(12,365)	(9,818)	(6,387)
Retirement benefit obligations	(1,830)	(7,864)	(3,973)	(108)	(389)
Other non-current liabilities	(3,357)	(3,500)	(3,699)	(4,499)	(3,567)

Total assets less liabilities	1,951	(2,626)	169	5,432	4,272

Called up share capital	408	408	408	420	432
Share premium account	62	62	62	62	31
Capital redemption reserve	27	27	27	15	2
Other reserves	658	757	1,301	(527)	88
Retained earnings (loss)	770	(3,904)	(1,656)	5,439	3,685

Total parent shareholders’ equity (deficit)	1,925	(2,650)	142	5,409	4,238
Non-controlling interests	26	24	27	23	34

Total equity (deficit)	1,951	(2,626)	169	5,432	4,272

Other selected financial data

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m

Adjusted EBITDA[a]	5,886	5,639	5,238	5,784	5,633

Reported free cash flow[b]	2,011	1,933	737	1,823	1,874

Net debt[c]	8,816	9,283	10,361	9,460	7,914

[a]	Adjusted EBITDA is stated before specific items and is defined on page 57.

[b]	Reported free cash flow is defined on page 58.

[c]	Net debt is defined on page 58.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 159

ADDITIONAL INFORMATION
FINANCIAL STATISTICS

Year ended 31 March	2011	2010	2009	2008	2007

Financial ratios
Adjusted basic earnings per share[a] – pence	21.0	17.3	14.1	20.2	19.1
Reported basic (loss) earnings per share – pence	19.4	13.3	(2.5)	21.5	34.4
Adjusted return on capital employed[a,b] – %	18.7	16.0	14.5	17.7	17.6
Reported return on capital employed[b] – %	16.9	13.3	2.3	14.4	16.5
Adjusted interest cover before net pension interest[c] – times	3.4	2.9	2.5	3.6	4.2
Reported interest cover[d]– times	2.8	1.8	0.5	6.2	27.0

	2011	2010	2009	2008	2007
Year ended 31 March	£m	£m	£m	£m	£m

Expenditure on research and development
Research and development expense	389	444	590	532	378
Amortisation of internally developed computer software	444	491	431	325	314

Total	833	935	1,021	857	692

	2011	2010	2009	2008	2007
Year ended 31 March	£m	£m	£m	£m	£m

Capital expenditure
Plant and equipment
Transmission equipment	985	902	1,067	1,117	1,209
Exchange equipment	43	29	44	83	118
Other network equipment	851	753	899	1,060	854
Computers and office equipment	592	115	140	181	149
Motor vehicles and other	87	662	912	876	877
Land and buildings	20	29	23	33	61

	2,578	2,490	3,085	3,350	3,268
Increase (decrease) in engineering stores	12	43	3	(11)	(21)

Total capital expenditure	2,590	2,533	3,088	3,339	3,247
Increase (decrease) in payables	55	(24)	(6)	(24)	51

Cash outflow on capital expenditure	2,645	2,509	3,082	3,315	3,298

[a]	Adjusted results refer to the results before specific items.

[b]	The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.

[c]	The number of times net finance expense before specific items is covered by adjusted operating profit.

[d]	The number of times reported net finance expense is covered by reported operating profit.

ADDITIONAL INFORMATION
OPERATIONAL STATISTICS

All values in thousands unless otherwise stated.

Year ended 31 March	2011	2010	2009	2008	2007

BT Global Services

Order intake (£m)	7,270	6,631	7,917	7,835	9,101

BT Retail

Call minutes (bn)	43.48	49.17	56.79	66.02	76.95
Average annual revenue per consumer user (ARPU)[a] (£)	326	309	287	274	262
Active consumer lines[b]	10,448	11,113	11,789	12,600	13,634
BT Vision installed base	575	467	423	214	–

Openreach[c]

Internal copper lines	15,320	16,795	18,626	–	–
External copper lines	5,189	5,005	4,751	–	–
Fully unbundled copper lines	4,266	2,966	1,714	–	–

Total copper lines	24,775	24,766	25,091	–	–

BT Group

Broadband lines
BT Retail	5,691	5,132	4,757	4,402	3,659
BT Wholesale (external)	2,421	2,926	3,305	3,983	5,168
Openreach	7,609	6,620	5,750	4,300	1,910

Total broadband lines	15,721	14,678	13,812	12,685	10,737

Broadband market share[d]
BT’s retail share of net additions	51%	43%	31%	35%	30%
BT’s retail share of installed base	36%	35%	34%	35%	34%

Exchange lines[e]
Consumer	11,802	13,051	14,514	15,793	16,636
Business/corporate	4,860	5,367	5,992	6,750	7,264

Total exchange lines	16,662	18,418	20,506	22,543	23,900

[a]	Rolling 12 month consumer revenue, less mobile POLOs, divided by average number of primary lines.

[b]	Active consumer lines represents the number of lines over which BT is the call provider (excluding Northern Ireland but including Plusnet in 2010).

[c]	Total copper lines split is not available on a consistent basis for 2008 and 2007.

[d]	DSL and LLU.

[e]	Exchange lines include analogue lines and digital channels sold through BT Global Services, BT Retail and BT Wholesale.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 161

ADDITIONAL INFORMATION
INFORMATION FOR SHAREHOLDERS
Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: revenue; EBITDA; free cash flow; net debt; operating cost reductions; investment in and roll out of our fibre network; our broadband service and strategy; charges, interest and cash contributions to the BT Pension Scheme; enhancing our TV offering; capital expenditure; progressive dividends; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth opportunities in networked IT services, the TV market, broadband and mobility; BT Global Services’ cash flow; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives and decisions on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the BT Global Services restructuring programme not being achieved; the outcome of the Pensions Regulator’s review; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Our risks on pages 39 to 43. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Stock exchange listings
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.
Share and ADS prices

	Pence per		US$ per
	ordinary share		ADS
	High	Low	High	Low
	pence	pence	US$	US$

Financial years ended 31 March
2007	321.75	209.25	62.96	37.08
2008	336.75	205.50	68.55	40.46
2009	235.50	71.40	46.20	9.80
2010	149.60	79.70	25.14	11.64
2011	191.10	109.9	31.31	16.19

Financial year ended 31 March 2010
1 April – 30 June 2009	105.60	79.70	17.27	11.64
1 July – 30 September 2009	141.45	100.35	22.95	16.22
1 October – 31 December 2009	149.60	128.50	25.14	20.47
1 January – 31 March 2010	146.90	113.50	24.00	17.00

Financial year ended 31 March 2011
1 April – 30 June 2010	140.60	109.90	20.85	16.19
1 July – 30 September 2010	146.40	126.30	23.35	19.19
1 October – 31 December 2010	187.80	142.80	29.13	22.61
1 January – 31 March 2011	191.10	172.90	31.31	27.87

Months
November 2010	174.20	155.70	27.55	24.86
December 2010	187.80	169.50	29.13	26.66
January 2011	190.80	172.90	29.83	27.87
February 2011	187.70	176.00	30.36	28.53
March 2011	191.10	175.50	31.31	28.08
April 2011	195.80	188.20	33.06	30.60
1 May – 6 May 2011	196.70	194.30	32.86	31.92

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
Fluctuations in the exchange rate between Sterling and the US Dollar affect the US Dollar equivalent of the Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.
Background
BT Group plc is a public limited company registered in England and Wales and listed on the London and New York stock exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group plc.
British Telecommunications plc is a wholly owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in British Telecommunications plc in three public offerings.
Capital gains tax
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value, for capital gains tax (CGT) purposes, of BT shares.
Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 173).

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 163

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Demerger of O2 – CGT calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.
Analysis of shareholdings at 31 March 2011

				Ordinary shares
	of 5p each
	Number of	Percentage	No. of	Percentage
	holdings	of total	shares held	of total
Range		%	millions	%

1 – 399	427,887	38.88	90	1.1
400 – 799	300,012	27.27	168	2.06
800 – 1,599	215,895	19.62	241	2.96
1,600 – 9,999	150,133	13.64	448	5.49
10,000 – 99,999	5,253	0.48	95	1.17
100,000 – 999,999	615	0.06	229	2.81
1,000,000 – 4,999,999	309	0.03	728	8.93
5,000,000 and above[a,b,c,d]	172	0.02	6,152	75.48

Total[e]	1,100,276	100.00	8,151	100.00

[a]	8.1m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.

[b]	Under the BT Group Employee Share Investment Plan, 79.3m shares were held in trust on behalf of 64,643 participants who were beneficially entitled to the shares. 227m shares were held in the corporate nominee BT Group EasyShare on behalf of 101,488 beneficial owners.

[c]	142m shares were represented by ADSs. An analysis by size of holding is not available for this holding.

[d]	388m shares were held as treasury shares.

[e]	12.04% of the shares were in 1,085,529 individual holdings, of which 92,973 were joint holdings, and 87.96% of the shares were in 14,747 institutional holdings.
As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.
The company’s major shareholders do not have different voting rights to those of other shareholders.
At 6 May 2011, there were 8,151,227,029 ordinary shares outstanding, including 388,070,539 shares held as treasury shares. At the same date, approximately 15.3m ADSs (equivalent to 153m ordinary shares, or approximately 1.8% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,082 record holders of ADRs.
At 31 March 2011, there were 3,686 shareholders with a US address on the register of shareholders who in total hold 0.03% of the ordinary shares of the company.
Dividends
A final dividend in respect of the year ended 31 March 2010 was paid on 6 September 2010 to shareholders on the register on 13 August 2010, and an interim dividend in respect of the year ended 31 March 2011 was paid on 7 February 2011 to shareholders on the register on 31 December 2010. The final proposed dividend in respect of the year ended 31 March 2011, if approved by shareholders, will be paid on 5 September 2011 to shareholders on the register on 12 August 2011.
The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid, see Taxation of dividends on page 170. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final		Total
Financial years ended 31 March	pence	pence	pence	£	£	£	US$	US$		US$

2007	5.10	10.00	15.10	0.510	1.000	1.510	0.991	1.972		2.963
2008	5.40	10.40	15.80	0.540	1.040	1.580	1.030	1.833		2.863
2009	5.40	1.10	6.50	0.540	0.110	0.650	0.765	0.161		0.926
2010	2.30	4.60	6.90	0.230	0.460	0.690	0.339	0.684		1.023
2011	2.40	5.00	7.40	0.240	0.500	0.740	0.366	–	[a]	–	[a]

[a]	Qualifying holders of ADSs on record as of 12 August 2011 are entitled to receive the final dividend which will be paid to ADS holders on 13 September 2011, subject to approval at the AGM. The US Dollar amount of the final dividend of 5.0 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 5 September 2011, the date of payment to holders of ordinary shares.
As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 173). Alternatively, a form may be downloaded from the Shareholder information page of our website at www.bt.com/investorcentre. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).
Dividend investment plan
Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.
Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share
		pence

2007 interim	12 February 2007	320.54
2007 final	17 September 2007	316.21
2008 interim	11 February 2008	232.08
2008 final	15 September 2008	174.38
2009 interim	9 February 2009	107.04
2009 final	7 September 2009	133.34
2010 interim	8 February 2010	131.67
2010 final	6 September 2010	140.41
2011 interim	7 February 2011	185.89

Global Invest Direct
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.
Total shareholder return
Total Shareholder return (TSR) is the measure of the returns that a company has generated for its shareholders, reflecting share price movements and assuming reinvestment of dividends. BT’s TSR for the 2011 financial year was positive 56.8%, compared with the FTSE 100 TSR which was positive 7.4% and the FTSEurofirst 300 Telco Index TSR which was positive 15.5%. BT’s TSR improvement in the 2011 financial year is mainly due to the increase in the share price during 2011, from a closing price of 123.9p on 31 March 2010. Over the last five financial years, BT’s TSR was positive 9.7%, compared with the FTSE 100 TSR of positive 19.0% and the FTSEurofirst 300 Telco Index TSR of positive 31.4%.
31 March 2006 = 100
Source: Datastream
The graph shows the relative TSR performance of BT, the FTSE 100 and the FTSEurofirst 300 Telco Index
over the past five years.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 165

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Results announcements
Expected announcements of results:

Results for the 2012 financial year	Date[a]

1st quarter	28 July 2011
2nd quarter and half year	November 2011
3rd quarter and nine months	February 2012
4th quarter and full year	May 2012
2012 Annual Report published	May 2012

[a]	Dates may be subject to change.
Individual savings accounts (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited. They can be contacted through their website at www.halifax.co.uk/sharedealing or by telephone on 08457 22 55 25. ISAs are also offered by other organisations.
ShareGift
The charity ShareGift specialises in accepting small numbers of shares as donations. Further information about ShareGift may be obtained by telephoning 020 7930 3737 or from www.ShareGift.org or alternatively, from the Shareholder Helpline (see page 173).
Unclaimed Assets Register
BT, along with many other leading UK companies, subscribes to Experian’s Unclaimed Assets Register (UAR), a register of individuals owed unclaimed financial assets such as shareholdings and dividends. UAR provides members of the public with a search device to trace lost assets. For further information visit www.uar.co.uk or telephone 0870 241 1713.
Exchange rates
BT publishes its consolidated financial statements expressed in sterling. The following tables detail certain information concerning the exchange rates between Sterling and US Dollars based on the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2011	2010	2009	2008	2007

Period end	1.60	1.52	1.43	1.99	1.97
Average[a]	1.56	1.55	1.70	2.01	1.91
High	1.43	1.64	2.00	2.11	1.99
Low	1.64	1.49	1.37	1.94	1.74

[a]	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

	Month
	April	March	February	January	December	November
	2011	2011	2011	2011	2010	2010

High	1.67	1.64	1.62	1.60	1.59	1.63
Low	1.61	1.60	1.60	1.55	1.54	1.56

On 6 May 2011, the most recent practicable date for this Annual Report, the Noon Buying Rate was US$1.64 to £1.00.

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Articles of Association (‘Articles’)
The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (ie in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).
At the AGM held on 15 July 2009, shareholders voted to adopt new Articles of Association with effect from October 2009, largely to take account of changes in UK company law brought about by the Companies Act 2006 (‘2006 Act’). Under that Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since October 2009, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect at the AGM. Under the 2006 Act, BT’s objects are unrestricted.
(a) Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.
(b) Variation of rights
Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or

(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.
(c) Changes in capital
The company may by ordinary resolution:
(i)	divide all or any of its share capital into shares with a smaller nominal value; and

(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.
The company may also:
(i)	buy back its own shares; and

(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.
(d) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 167

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.
(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
The Board may refuse to register any transfer of any share held in certificated form:
(i)	which is in favour of more than four joint holders; or

(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.
Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.
(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.
(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.
(j) Directors
Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12 month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).
If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:
(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(iii)	which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(iv)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;

(v)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(vi)	relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(viii)	relating to the giving of indemnities in favour of directors;

(ix)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.
Subject to the relevant legislation, the shareholders can by passing an ordinary resolution ratify any particular contract carried out in breach of those provisions.
Directors’ appointment and retirement
Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.
At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.
In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.
Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.
(k) Sinking fund, liability to further calls and change of control
BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 169

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

(l)  Disclosure of interests in shares
Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.
Material contracts
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.
Taxation (US Holders)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom—United States Convention relating to estate and gift taxes, and (iii) the United Kingdom—United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.
US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.
Taxation of dividends
Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.
For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.
For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradeable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.
Taxation of capital gains
Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.
A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK or is Treaty non-resident at the time of disposal.
For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.
A US Holder’s tax basis in an ordinary share will generally be its US Dollar cost. The US Dollar cost of an ordinary share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.
Passive foreign investment company status
A non-US corporation will be classified as a passive foreign investment company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ending 31 March 2010. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.
US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 171

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

UK stamp duty
A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.
Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.
UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.
Limitations affecting security holders
There are no government laws, decrees, regulations, or other legislation of the United Kingdom which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Taxation (US Holders).
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.
Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US. These reports may be accessed via the SEC’s website at www.sec.gov
Publications
BT produces a series of reports on the company’s financial, compliance, and social and environmental performance. Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings), are available to shareholders on request and can be accessed at www.bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/sustainabilityreport

Document	Publication date

Summary financial statement & Notice of Meeting	May
Annual Report & Form 20-F	May
Better future: our annual sustainability report	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	July
Statement of Business Practice (The Way We Work)

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact our Registrars in the UK, at the address on page 173.
Electronic communication
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline (see page 173).

ADDITIONAL INFORMATION     INFORMATION FOR SHAREHOLDERS

Shareholder communication
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors, research analysts, industry analysts and journalists.
An online version of this document is available at www.bt.com/annualreport
Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below.
Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.
Shareholder helpline
Tel: Freefone 0808 100 4141
Fax: 01903 833371
Textphone: Freefone 0800 169 6907
From outside the UK:
Tel: +44 121 415 7178
Fax: +44 1903 833371
Textphone: +44 121 415 7028
e-mail: bt@equiniti.com
Website: www.shareview.co.uk

The Registrar	ADR Depositary:
Equiniti	JPMorgan Chase Bank, N.A.
Aspect House	PO Box 64504
Spencer Road	St Paul, MN 55164-0504, US
Lancing	Tel: +1 800 990 1135 (General)
West Sussex	or +1 651 453 2128 (from outside the US)
BN99 6DA	or +1 800 428 4237 (Global Invest Direct)
Website: www.equiniti.com	e-mail: jpmorgan.adr@wellsfargo.com
Website: www.adr.com
General enquiries
BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel: 020 7356 5000
Fax: 020 7356 5520
From outside the UK:
Tel: +44 20 7356 5000
Fax: +44 20 7356 5520
Institutional investors and financial analysts
Institutional investors and financial analysts may contact BT Investor Relations on:
Tel: 020 7356 4909
e-mail: investorrelations@bt.com
Industry analysts may contact:
Tel: 020 7356 5631
e-mail: industryenquiry@bt.com
A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 173

ADDITIONAL INFORMATION

CROSS REFERENCE TO FORM 20-F
The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Financial summary	2
		Selected financial data	158
		Information for shareholders
		Exchange rates	166
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company
4A	History and development of the company	Our business and strategy
		Who we are	10
		What we do	10
		Information for shareholders
		Background	163
		Financial position and resources
		Acquisitions and disposals	56
		Liquidity
		Net capital expenditure	51
4B	Business overview	Our business and strategy	10
		Our markets and customers	14
		Our resources	19
		Our lines of business	23
		Our corporate responsibility	36
		Consolidated financial statements
		Notes to the consolidated financial statements
		Segment information	105
		Operational statistics	161
		Information for shareholders
		Cautionary statement regarding forward-looking statements	162
4C	Organisational structure	Our business
		Our business model	5
		Subsidiary undertakings and associate	155
4D	Property, plants and equipment	Our resources
		Property portfolio	22
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	121
		Financial statistics	160

5	Operating and financial review and prospects
5A	Operating results	Our business and strategy	10
		Our lines of business	23
		Financial review	44
		Information for shareholders
		Cautionary statement regarding forward-looking statements	162
5B	Liquidity and capital resources	Financial review	44
		Information for shareholders
		Cautionary statement regarding forward-looking statements	162
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	126
		Financial instruments and risk management	139
		Financial commitments and contingent liabilities	150
5C	Research and development, patents and licences	Our resources
		Global research capability	21
		Financial statistics	160

ADDITIONAL INFORMATION     CROSS REFERENCE TO FORM 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

5D	Trend information	Financial review	44
		Quarterly analysis of revenue and profit	157
		Selected financial data	158
		Information for shareholders
		Cautionary statement regarding forward-looking statements	162
5E	Off-balance sheet arrangements	Financial review
		Funding and capital management
		Off-balance sheet arrangements	54
5F	Tabular disclosure of contractual obligations	Financial review
		Funding and capital management
		Contractual obligations and commitments	54

6	Directors, senior management and employees
6A	Directors and senior management	Board of directors and Operating Committee	60
6B	Compensation	Report on directors’ remuneration	69
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share-based payments	111
		Retirement benefit plans	129
6C	Board practices	Board of directors and Operating Committee	60
		The Board	62
		Report on directors’ remuneration	69
6D	Employees	Our resources	19
		Financial review
		Financial performance
		Operating costs	48
		Consolidated financial statements
		Notes to the consolidated financial statements Employees	110
6E	Share ownership	Report on directors’ remuneration	69
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share-based payments	111

7	Major shareholders and related party transactions
7A	Major shareholders	Shareholders and Annual General Meeting
		Substantial shareholdings	86
		Information for shareholders
		Analysis of shareholdings at 31 March 2011	164
7B	Related party transactions	Directors’ information
		Interest of management in certain transactions	82
		Report on directors’ remuneration	69
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	110
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
		Financial position and resources
		Legal proceedings	56
		Financial performance
		Dividends	50
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	150
		Information for shareholders
		Dividends	164
		Articles of Association (‘Articles’)
		Dividends	167
8B	Significant changes	Funding and capital management Going concern	54

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 175

ADDITIONAL INFORMATION     CROSS REFERENCE TO FORM 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

9	The offer and listing
9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	163
9B	Plan of distribution	Not applicable
9C	Markets	Information for shareholders
		Stock exchange listings	163
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Information for shareholders
		Articles of Association (‘Articles’)	167
10C	Material contracts	Information for shareholders
		Material contracts	170
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	172
10E	Taxation	Information for shareholders
		Taxation (US Holders)	170
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Information for shareholders
		Documents on display	172
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Accounting policies
		Financial instruments	95
		Notes to the consolidated financial statements
		Financial instruments and risk management	139

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable

15	Controls and procedures	Business policies
		US Sarbanes-Oxley Act of 2002	85
		Disclosure controls and procedures	85
		Internal control over financial reporting	85

16A	Audit committee financial expert	Business policies
		US Sarbanes-Oxley Act of 2002	85
16B	Code of ethics	Business policies
		US Sarbanes-Oxley Act of 2002	85
16C	Principal accountants' fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit and non-audit services	114
		Report of the Audit & Risk Committee	65
16E	Purchases of equity securities by the issuer and	Not applicable
	affiliated purchasers
16F	Change in registrant's reporting accountant	Not applicable
16G	Corporate Governance	The Board
		New York Stock Exchange	64

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial statements	89
		United States opinion	90
		Consolidated financial statements	91
		Quarterly analysis of revenue and profit	157

ADDITIONAL INFORMATION

GLOSSARY OF TERMS
A

ADS: American Depositary Share
ADSL: asymmetric digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line. Asymmetric refers to differing download and upload bandwidths.
ADSL2+: an enhanced version of ADSL, enabling the provision of higher speed connections
ARPU: annual revenue per consumer user
B

Broadband: comes from ‘broad bandwidth’ and is used to describe a high-capacity, two-way link between an end user and an access network supplier – capable of carrying a wide range of applications
BT Business Direct: a one-stop shop for the computing, networking and ICT support needs of a business
BT Business: the division within BT Retail for the supply of business calls and lines, broadband, internet, mobiles and mobile applications, domains and web hosting, data and voice networks and IT services to SMEs
BT Conferencing: the business within BT Enterprises offering global audio, video and internet conferencing and collaboration services
BT Consumer: the division within BT Retail offering bundled services combining calls, broadband and TV services
BT Directories: the business within BT Enterprises offering directory enquiries, operator and emergency services and The Phone Book and online web reviews of businesses
BT Engage IT: offers customers a wide range of business-to-business IT solutions and services, including data centre virtualisation and unified communications
BT Enterprises: the division within BT Retail encompassing BT Conferencing, BT Directories, BT Expedite, BT Redcare & Payphones and BT Openzone
BT Expedite: the business within BT Enterprises offering software and IT services for medium-sized retailers
BT Fon: global wireless broadband access for BT Total Broadband customers using BT Openzone wi-fi hotspots and the connections of other Fon members
BT Global Services: the BT line of business providing networked IT products, services and solutions in the UK and globally
BT Infinity: the super-fast fibre-based broadband service
BTiNet: the division within BT Business providing a CISCO centre of excellence specialising in infrastructure, security and unified communications
BT Innovate & Design: the BT internal service unit responsible for the design and deployment of the platforms, systems and processes which support BT’s products and services
BT Ireland: the division within BT Retail which operates in the consumer, business, major business and wholesale markets throughout Northern Ireland and the Republic of Ireland
BT Openzone: the business within BT Enterprises providing premium wi-fi hotspots offering broadband on the move to retail customers and to wholesale customers such as mobile network operators
BT Operate: the BT internal service unit which manages BT’s IT network infrastructure platforms as a single converged operation to support BT’s products and services
BT Pension Scheme (BTPS): the defined benefit pension scheme which was closed to new members on 31 March 2001
BT Redcare & Payphones: the business within BT Enterprises providing residential and business alarm monitoring and tracking facilities and managed, prison, card and private payphones, as well as meeting our regulatory obligations to provide a public payphone service
BT Retail: the BT line of business offering a wide range of retail products and services to the consumer and small to medium-sized enterprise markets
BT Retirement Plan (BTRP): the defined contribution pension arrangement that was introduced for new BT employees from 1 April 2001 and was closed to new members on 31 March 2009
BT Retirement Saving Scheme (BTRSS): set up on 1 April 2009 as a successor to the BT Retirement Plan and the Syntegra Ltd Flexible Pensions Plan. It is a contract based, defined contribution arrangement
BT Vision: the on-demand television service, which gives viewers access to a wide range of TV and radio channels and pay-per-view services
BT Wholesale: the BT line of business providing network services and solutions within the UK. It services more than 1,000 UK communications providers, including other BT businesses, and others worldwide
Business in the Community: an organisation of more than 800 of the UK’s top companies committed to creating a sustainable future for people and the planet
C

Childline: the UK’s free, 24-hour helpline for children in distress or danger cloud computing: a type of computing that relies on sharing computer resources rather than having local servers or personal devices to handle applications
CP: communications provider
CPI: Consumer Prices Index
CR: corporate responsibility
CRM: customer relationship management
D

DBP: BT Group Deferred Bonus Plan – a plan where share awards are granted to selected employees of the group
Dow Jones Sustainability Index: assesses 2,500 companies worldwide on their performance in areas such as corporate governance and ethical practices, investor relations, environmental management, community investment, human rights, health and safety, diversity, supply chain and risk management
DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line
E

EBITDA: earnings before interest, taxation, depreciation and amortisation
EMEA: Europe, Middle East and Africa
Ethernet: a popular standard or protocol for linking computers into a local area network. BT’s Ethernet portfolio gives its communications provider customers a wide choice of high-bandwidth circuits
EPS: earnings per share
ESIP: Employee Share Investment Plan – a plan under which BT can provide free shares to employees, and employees can buy shares in BT from pre-tax salaries

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 177

ADDITIONAL INFORMATION     GLOSSARY OF TERMS

F

FTTC: fibre-to-the-cabinet. Our FTTC product links roadside cabinets to telephone exchanges and our copper local loop is used to deliver super-fast broadband to customer premises
FTTP: fibre-to-the-premises. FTTP involves installing fibre into homes or premises, superseding the copper local loop
FTSE4 Good Index: measures the performance of companies that meet globally recognised corporate responsibility standards
G

GSOP: BT Group Global Share Option Plan – a share option plan
GW/a: Gigawatt hours per annum
H

HMRC: HM Revenue & Customs
I

IASB: International Accounting Standards Board – the board which sets International Financial Reporting Standards
ICT: information and communication technology
IFRS: International Financial Reporting Standards
IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks
IP Exchange: BT Wholesale’s global IP interoperability platform that allows communications providers to manage traditional and IP voice calls on a single gateway
ISDN: integrated services digital network – an all digital network that enables a host of services to be carried together on the same circuits. It makes it possible for any two compatible pieces of connected equipment to talk to each other
ISO 14001: the environmental management standard
ISP: internet service provider
ISP: BT Group Incentive Share Plan
L

LLU: local loop unbundling – the process by which other communications providers take control of the individual lines in BT’s local network which connect end users to the telephone exchange. This enables these communications providers to use BT’s local loop to provide services to customers
LoB: Line of Business
M

Managed networked IT services: the delivery as a managed service of information technology applications that are dependent on the network, IT and security infrastructure on which they are delivered
MNS: managed network services – BT Wholesale’s broad portfolio of long-term managed network outsourcing and white label platform offerings
MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service
MyDonate: a UK online fundraising service for charities that does not charge a subscription fee or commission
N

N3: the secure broadband network that BT has built and is managing for the NHS
NCC: network charge control
NGA: Next Generation Access – a super-fast fibre-based broadband service, which we aim to provide for more than 10m UK premises in 2012
O

Ofcom: the independent regulator and competition authority for the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services
Openreach: Openreach looks after the ‘last mile’ of the UK network, from the exchange through to homes and businesses. Its role is to provide services to all communications providers – including other BT lines of business – on a fair, equal and open basis
P

PPC: partial private circuit
PSTN: public switched telephone network
R

RGCs: regional governance committees established as sub-committees of the Nominating & Governance Committee
‘right first time’: the internal measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations
RPI: Retail Prices Index
RSP: BT Group Retention Share Plan
S

Sharesave: an HMRC approved savings related share option plan
SME: small and medium-sized enterprises
SMP: significant market power
Super-fast fibre-based broadband: see NGA
T

TSR: Total shareholder return – a corporate performance measure used to measure BT against a comparator group of companies which contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT

ADDITIONAL INFORMATION     GLOSSARY OF TERMS

U

UK GAAP: United Kingdom Generally Accepted Accounting Principles
UK and RoI: United Kingdom and Republic of Ireland
Undertakings: legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach
USO: universal service obligation
US SEC: US Securities and Exchange Commission
V

VoIP: voice over internet protocol – a method of transporting speech over the internet
W

WBA: wholesale broadband access
wi-fi: (wireless-fidelity) is a term applied to equipment that complies with the wireless standard, which enables connectivity to other devices, equipment and networks
WLR: wholesale line rental – enables communications providers to offer their own-branded telephony services over the BT network
Y

YouView: a joint venture with the BBC, ITV, Channel 4, BT and others

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 179

ADDITIONAL INFORMATION

INDEX
A

Accounting policies, Group 91
Accounting policies, BT Group plc 152
Accounting standards, interpretations and amendments to published standards 99
Acquisitions and disposals 56
Additional information 156 Alternative performance measures 56 – 58
Articles of Association 167
Associates and joint ventures 49, 57, 123, 91
Audit & Risk Committee, Report of the 65 – 66
Audit and non-audit services 114
B

Background 163
Balance sheet 54 – 55, 104, 153, 159
Board, the 62
Board of Directors and Operating Committee 60 – 61
BT Global Services 12, 23 – 25
BT Innovate & Design 35
BT Operate 35
BT Retail 26 – 29
BT Wholesale 12, 30 – 32
Business 4
Business and strategy 10
Business model 5
Business policies 83
C

Capital expenditure 25, 51, 55, 105, 107, 150
Capital gains tax 163
Cash and cash equivalents 55, 123, 96
Cash flow statement, group 50, 103, 159
Cautionary statement regarding forward-looking statements 162
Chairman’s message 3
Chief Executive, Introduction from 9
Comprehensive income, Group statement of 101
Consolidated financial statements 91
Contractual obligations and commitments 54
Corporate Governance Statement 62
Corporate responsibility 36 – 38
Cost transformation 11
Cross reference to Form 20-F 174 – 176
Customer service 6, 10
D

Deferred taxation 136, 152
Derivative financial instruments 96 – 97, 127 – 128, 146
Directors’ information 82
Directors’ remuneration, report on 69
Directors’ responsibility, statement of 88
Directors, Report of the 60 – 87
Disclosure controls and procedures 85
Dividend investment plan 165
Dividend mandate 165
Dividends 3, 45, 50, 95, 118, 152, 164, 167, 170
Documents on display 172
E

Earnings per share 2, 6, 45, 57, 118
EBITDA 2, 45, 48, 57, 105
Electronic communication 172
Equity, Group statement of changes in 102
Exchange rates 166

ADDITIONAL INFORMATION     INDEX

F

Financial commitments and contingent liabilities 150
Financial data, selected 158 – 159
Finance expense and finance income 116
Financial instruments and risk management 139 – 149
Financial liabilities 96
Financial position and resources 54 – 55
Financial review 44
Financial performance 46 – 50
Financial statements of BT Group plc 152
Financial statistics 160
Financial summary 2
Foreign currencies 93
Free cash flow 2, 45, 50, 58
Funding and capital management 52
G

Geographical information 108
Goodwill impairment review 119
Global Invest Direct 165
Global research capability 21
Glossary of terms 177 – 178
Going concern 54
Group results 2, 46
H

Hedge accounting 97
Hedging activities 146
I

Income statement, group 101
Independent auditors, Report of the 89, 151
Individual savings accounts (ISAs) 166
Information for shareholders 162
Intangible assets 54, 93, 119 – 120
Internal control and risk management 84
Internal control over financial reporting 85
Investments 122
Investing for the future 11
L

Legal proceedings 56
Limitations affecting security holders 172
Liquidity 50
Loans and other borrowings 55, 96, 126
M

Markets and Customers 14 – 18
Material contracts 170
N

Net debt 2, 45, 52, 58, 144
Nominating & Governance Committee, Report of the 67
Non-controlling interests 137
Non-executive directors 61
Notes to the consolidated financial statements 105 – 150
New York Stock Exchange 64
O

Off-balance sheet arrangements 54
Openreach 33 – 34
Operating Committee 60
Operating costs 48
Operational statistics 161
Other information 152
Other operating income 47, 56, 93, 109
Other reserves 138
Our relationship with HM Government 18
Outlook 2, 45 – 46
Overview 2 – 8
P

Pensions 20, 41, 53
People 19 – 20
Performance 2010 25, 28, 31, 34
Principal risks and uncertainties 39
Profit before taxation 49
Property, plant and equipment 55, 94, 98, 121 – 122
Property portfolio 22
Provisions 55, 95, 98, 137
Publications 172
Q

Quarterly analysis of revenue and profit 157
R

Regulation 17 -18
Related party transactions 110
Resources 19
Results announcements 166
Retirement benefit plans 129 – 135
Revenue 46, 92, 106 – 108
Risks 39
S

Segment information 105
Selected financial data 158 – 159
Share and ADS prices 163
Share capital 97, 137, 152
Share-based payments 95, 111 – 113, 152
ShareGift 166
Shareholder communication 173
Shareholders and annual general meeting 86
Shareholdings, analysis of 164
Specific items 56 – 57, 91, 115
Statement of comprehensive income, group 101
Stock exchange listings 163
Strategic priorities 11
Subsidiary undertakings and associate 155
T

Taxation 49, 51 – 52, 95, 117 – 118, 152
Taxation (US Holders) 170
Total shareholder return 111, 165, 178
Trade and other payables 55, 96, 128
Trade and other receivables 55, 96, 124 – 125
U

Unclaimed Assets Register 166
US Sarbanes-Oxley Act of 2002 85

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 181

NOTES

NOTES

BT GROUP PLC ANNUAL REPORT & FORM 20-F 2011 183

NOTES

Bringing it all together
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